                                                                    OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of December 15, 2005.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- _______________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WESTERN FOREST PRODUCTS INC.
                                        (Registrant)


Date January 17, 2006                   By /s/ Paul Ireland
                                           -------------------------------------
                                           (Signature)*

                                        Paul Ireland, Chief Financial Officer

----------
*    Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                  Execution Copy

                            ASSET PURCHASE AGREEMENT

                      Dated for reference December 15, 2005

                                     Between

                          WESTERN FOREST PRODUCTS INC.

                                  as Purchaser

                                       and

                        COASTAL FIBRE LIMITED PARTNERSHIP

                                    as Vendor

                                       and

                          CANADIAN FOREST PRODUCTS LTD.

                        (BULL, HOUSSER & TUPPER LLP LOGO)

                                TABLE OF CONTENTS

1. INTERPRETATION..........................................................    1
   1.1     Definitions.....................................................    1
   1.2     Construction and Interpretation.................................   12
   1.3     Business Day....................................................   13
   1.4     Use of the Word "Including".....................................   13
   1.5     Use of the Words "Best Knowledge"...............................   13
   1.6     Materiality.....................................................   13
   1.7     Governing Law...................................................   13
   1.8     Severability....................................................   13
   1.9     Time of Essence.................................................   14
   1.10    Form of Payment.................................................   14
   1.11    Schedules.......................................................   14

2. PURCHASE OF ASSETS......................................................   14
   2.1     Purchase and Sale...............................................   14
   2.2     Purchase Price..................................................   14
   2.3     Payment of Purchase Price.......................................   14
   2.4     Allocation of Purchase Price....................................   14
   2.5     Felled and Bucked Logs..........................................   15
   2.6     Forestry Liabilities............................................   17
   2.7     Customary Closing Adjustments...................................   18

3. REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND CANFOR.................   18
   3.1     Corporate and General Representations...........................   18
   3.2     Financial and Tax Representations...............................   19
   3.3     Post Statement Date Representations.............................   20
   3.4     Asset Representations...........................................   21
   3.5     Contractual Representations.....................................   22
   3.6     Tenure Representations..........................................   23
   3.7     Employee Representations........................................   24
   3.8     Environmental Representations...................................   25
   3.9     Certificates....................................................   26

4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.........................   26
   4.1     Representations and Warranties of the Purchaser.................   26

5. PRE AND POST CLOSING COVENANTS..........................................   27
   5.1     Conduct of Operations during Interim Period.....................   27
   5.2     Access for Due Diligence........................................   28
   5.3     Consents and Authorizations.....................................   28
   5.4     Notice of Untrue Representation or Warranty.....................   28
   5.5     Actions to Satisfy Closing Conditions...........................   28
   5.6     Consents and Re-issues..........................................   29
   5.7     Consent Not Received by Closing (other than for Timberlands)....   29
   5.8     Consent Not Received By Closing (Timberlands)...................   29
   5.9     Pre-Closing Transfers of Assets.................................   30
   5.10    Transfer of Assets..............................................   30
   5.11    Residual Fibre Supply Agreement.................................   30
   5.12    Transitional Services Agreement.................................   30
   5.13    Financial Information...........................................   30

   5.14    Priority for Security...........................................   30

6. CONDITIONS OF CLOSING...................................................   31
   6.1     Purchaser's Conditions of Closing...............................   31
   6.2     Vendor's Conditions of Closing..................................   32

7. CLOSING.................................................................   32
   7.1     Closing Date....................................................   32
   7.2     Vendor's and Canfor's Closing Documents.........................   33
   7.3     Purchaser's Closing Documents...................................   33
   7.4     Closing.........................................................   34
   7.5     Waiver..........................................................   34
   7.6     Risk of Loss....................................................   34
   7.7     Registration of Transfer of Lands and Completion of
           Transaction.....................................................   35

8. EMPLOYEES...............................................................   35
   8.1     Obligations under Collective Agreements.........................   35
   8.2     Transfers of Employment of Non-Union Employees..................   36
   8.3     Replacement Pension Plans.......................................   36
   8.4     Replacement Employee Plans......................................   37
   8.5     Non-Union Employees on Short Term Disability or Parental Leave..   38
   8.6     Transfer of Employment of Delayed Non-Union Employees...........   39
   8.7     Certain Obligations Respecting Employees........................   39
   8.8     Purchaser's Indemnity...........................................   40
   8.9     Allocation of Employment Related Claims.........................   40

9. RESPONSIBILITY FOR OBLIGATIONS AND LIABILITIES..........................   40
   9.1     Assumption by Purchaser.........................................   40
   9.2     Vendors' Obligations and Liabilities............................   41
   9.3     Environmental Indemnity.........................................   41
   9.4     Remediation of Known Contamination..............................   43
   9.5     Payment of Taxes on Sale and Transfer...........................   43
   9.6     Adjustments.....................................................   44

10. POST-CLOSING EVENTS....................................................   44
   10.1    Excise Tax Election.............................................   44
   10.2    Post-Closing Notification.......................................   44
   10.3    Access to Books and Records by the Vendor.......................   44
   10.4    Access to Books and Records by the Purchaser....................   44
   10.5    Bill 28 Compensation............................................   45
   10.6    Seed Orchard Arrangements.......................................   45

11. INDEMNIFICATION........................................................   46
   11.1    Reliance........................................................   46
   11.2    Indemnification.................................................   46
   11.3    Purchaser's Indemnification.....................................   46
   11.4    Time Limitation.................................................   46
   11.5    Amount Limitation...............................................   47
   11.6    Notice and Conduct of Claim.....................................   47
   11.7    Subrogation.....................................................   48
   11.8    Right to Action.................................................   48

12. TERMINATION............................................................   48
   12.1    Termination Without Notice......................................   48
   12.2    Termination by Purchaser........................................   48

   12.3    Termination by Canfor and Vendor................................   48
   12.4    Effect of Waiver................................................   49

13. GENERAL................................................................   49
   13.1    Survival of Representations.....................................   49
   13.2    Commissions, Legal Fees.........................................   49
   13.3    Public Announcements and Post Closing Confidentiality...........   49
   13.4    Assignment......................................................   49
   13.5    Enurement.......................................................   50
   13.6    Notices.........................................................   50
   13.7    Waivers.........................................................   51
   13.8    Further Assurances..............................................   51
   13.9    Remedies Cumulative.............................................   51
   13.10   Third Party Beneficiaries.......................................   51
   13.11   Limitation with respect to the Vendor...........................   51
   13.12   Amendments......................................................   52
   13.13   Submission to Jurisdiction......................................   52
   13.14   Arbitration.....................................................   52
   13.15   Entire Agreement................................................   52
   13.16   Delivery by Fax.................................................   53
   13.17   Counterparts....................................................   53

ME

                            ASSET PURCHASE AGREEMENT

THIS AGREEMENT made the 15th day of December, 2005.

BETWEEN:

     COASTAL FIBRE LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, having an office at Suite 100, 700 West 5th Avenue, Vancouver, British Columbia, V6P 6G2, Vancouver, British Columbia,

     (the "VENDOR")

AND:

     WESTERN FOREST PRODUCTS INC., a corporation incorporated under the laws of Canada, having an office at 3rd Floor, 435 Trunk Road Duncan, British Columbia, V9L 2P9

     (the "PURCHASER")

AND:

     CANADIAN FOREST PRODUCTS LTD., a corporation incorporated under the laws of British Columbia, having an office at Suite 100, 700 West 5th Avenue, Vancouver, British Columbia, V6P 6G2

     ("CANFOR")

WHEREAS:

A. Canfor presently owns the Assets but intends to transfer the Assets to the Vendor on or before the Closing Date;

B. The Vendor wishes to sell, and the Purchaser wishes to purchase, the Assets on the terms and conditions set forth in this Agreement.

IN CONSIDERATION of the covenants and agreements in this Agreement, the Parties agree as follows:

1.   INTERPRETATION

1.1  DEFINITIONS

In this Agreement except as expressly provided or as the context otherwise requires:

     (a) "AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person. For the purposes of this definition, a Person "CONTROLS" another Person, if that Person directly or indirectly possesses sufficient rights (whether through ownership of shares, by contract or otherwise) which are freely exercisable without penalty or disadvantage to that Person to direct or cause the direction of the management and policies of that other Person except business or affairs which by law must be determined by shareholders or other Persons, and "CONTROLLED BY" has a corresponding meaning;

     (b) "AGREEMENT" means this agreement including any recitals and Schedules to this agreement, as amended, supplemented or restated from time to time;

     (c) "ANCILLARY AGREEMENTS" means all agreements, certificates and other instruments delivered, given or made pursuant to this Agreement;

     (d) "APPLICABLE LAW" in respect of any Person, property, transaction or event, means all federal, provincial, municipal and local laws, statutes, regulations, by-laws and treaties applicable to that Person, property, transaction or event at the relevant time and all applicable official directives, rules, guidelines, orders and policies having the force of law of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event and all general principles of common law and equity;

     (e) "ARM'S LENGTH" has the meaning given to it in the Tax Act as at the effective date of this Agreement;

     (f) "ASSETS" means all property and assets of the Vendor and of Canfor that are used in the normal course of operating the Operation including (i) the Vendor's or Canfor's interest in the Tenures, (ii) the Machinery and Equipment, (iii) the Parts and Supplies, (iv) the Purchased Seed Stock and related Seed Stock Rights, (v) the Felled and Bucked Logs, (vi) the Office Equipment, (vii) the Vendor's or Canfor's interest in the Contracts, the Material Contracts, the Property Leases and the Equipment Leases, (viii) the leasehold interest of the Vendor or Canfor in and to the Leased Properties, (ix) the Vendor's or Canfor's interest in the Permits, (x) the Lands and any Buildings owned by Canfor or the Vendor thereon, (xi) the Related Land Rights;
          (xii) the Timberlands and any Buildings owned by Canfor or the Vendor thereon; (xiii) the Books and Records; and (xiv) all other assets, rights and other interests owned or held by either the Vendor or Canfor and used exclusively or primarily in the Operation, but excluding the Excluded Assets;

     (g) "ASSUMED LIABILITIES" means the obligations and liabilities expressly to be assumed by the Purchaser as referred to in Section 9.1;

     (h) "ASSOCIATES" as describing the relationship between two Persons, means that they are "related persons" as defined in the Tax Act;

     (i) "BOOKS AND RECORDS" means all books of account, sales and purchase records, customer and supplier lists, plans and projections, forest development plans and all other documents, files, correspondence and other information of Canfor or the Vendor relating exclusively or primarily to the Operation (whether or not in written, printed, electronic or computer printout form);

     (j) "BOOM CHAIN SHARES" means the shares owned by either the Vendor or Canfor in Boom Chain Transportation Ltd.;

     (k) "BUILDINGS" means all plant, buildings, structures, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on any of the Lands, the Timberlands or Leased Property or lands subject to the Tenures;

     (l) "BUSINESS DAY" means a day other than a Saturday, Sunday or statutory holiday in British Columbia;

     (m) "CAMPBELL RIVER OFFICE" means the office premises leased by the Vendor at Campbell River, British Columbia;

     (n)  "CANFOR" means Canadian Forest Products Ltd.;

     (o) "CANFOR PENSION PLANS" means the Canadian Forest Products Ltd. Salaried Pension Plan and the Canadian Forest Products Ltd. Designated Salaried Pension Plan;

     (p)  [redacted]

     (q)  "CLOSING" has the meaning given to it in Section 7.1;

     (r) "CLOSING DATE" means the earlier of June 15, 2006, and the first Business Day which is at least five days after all Required Approvals have been obtained (but not before January 16, 2006), or any other date to which the Parties agree;

     (s) "COLD-DECK LOGS" means logs, excluding Right of Way Logs, that have been harvested from the Tenures or Timberlands and are situate at a landing or roadside on the lands subject to the Tenures or the Timberlands at the Effective Time and have not been loaded onto a truck or railway for transport;

     (t) "COLLECTIVE AGREEMENTS" means the collective agreements and other contracts described in Schedule 1.1(t) together with any certifications of bargaining authority, local agreements and memoranda of understanding relating to the employees covered by those agreements and contracts;

     (u)  "COMPETITION ACT APPROVAL" means:

          (1) the issuance of an advance ruling certificate by the Commissioner under Subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement or otherwise in connection with the transfer of Assets to the Purchaser; or

          (2) the applicable waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with paragraph 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and the Purchaser will have received a "no-action" letter from the Commissioner, which letter confirms that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated herein or otherwise in connection with the transfer of the Assets to the Purchaser; or

          (3) where, in lieu of the requirements in (1) and (2) above, at the Purchaser's election, the waiting period under section 123 of the Competition Act will have expired or the Commissioner will, in accordance with paragraph 113(c) of the Competition Act, have waived the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act because substantially similar information was previously supplied in relation to a request for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and neither the Vendor nor the Purchaser will have been advised in writing by the Commissioner that:

               (a) the Commissioner has determined to make an application for an order under section 92, 100 or 104 of the Competition Act with respect to the transactions contemplated by this Agreement or otherwise in connection with the transfer of the Assets to the Purchaser, or to commence an inquiry with respect to such transactions or transfer under section 10 of the Competition Act; or

               (b) an application under section 9 of the Competition Act has been made to the Commissioner with respect to the transactions contemplated by this Agreement or otherwise in connection with the transfer of the Assets to the Purchaser;

     (v) "CONTAMINANT" means any substance which is regulated under Environmental Laws, including any hazardous product, contaminant, toxic substance, deleterious substance, waste, hazardous waste, dangerous goods or reportable substance, and which is present in a concentration that exceeds the criteria applicable under Environmental Laws for industrial use with respect to soils, for aquatic life with respect to surface and ground waters, and for sediment use with respect to sediments in each case in accordance with the Environmental Management Act (British Columbia) and the Contaminated Sites Regulation and, in respect of federal land, if applicable, the standards, guidelines and criteria published by the Canadian Council of Ministers of Environment;

     (w) "CONTRACTS" means those contracts, leases, agreements, licences and commitments, whether written or oral, listed on Schedule 1.1(w);

     (x) "DAMAGES" means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including all costs of investigation, reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a claim from a Third Party, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

     (y)  "EFFECTIVE TIME" means 12:00 a.m. on the Closing Date;

     (z) "EMPLOYEE PLAN" means any retirement, pension, RRSP, bonus, profit sharing, incentive, phantom stock, stock purchase or option, deferred compensation, severance or termination pay, insurance, health care, disability, salary continuation, legal benefits, vacation, incentive or other employee compensation or benefit plan, trust, arrangement, agreement, policy or practice (whether provided before or after retirement, funded or insured or not, written or oral, formal or informal) which is maintained or otherwise made available by the Vendor or Canfor for the benefit of any present Employees or former employees of the Operation, but does not include salary, wages, vacation days or entitlements under statutory pension, employment insurance or workers' compensation plans;

     (aa) "EMPLOYEE UNPAID LIABILITIES" means the unpaid and accrued liabilities of Canfor and the Vendor as at the Effective Time to Employees including any regular, banked or supplementary vacation pay and other like payments for the period up to and including the Effective Time, including any severance liability to any Non-Union Employee who does not accept employment with the Purchaser hereunder in connection with the transfer of the Assets to the Purchaser;

     (bb) "EMPLOYEES" means the Union Employees and the Non Union Employees;

     (cc) "ENCUMBRANCE" means any mortgage, lien, encumbrance, adverse claim, charge, security interest, pledge or title retention agreement, or any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, tangible or intangible);

     (dd) "ENVIRONMENT" means the air immediately around, the water in and under, and the land comprising the Lands, the Timberlands and Leased Property and the land subject to the Tenures or under any structure forming part of the Assets;

     (ee) "ENVIRONMENTAL AUTHORITIES" means Governmental Authority having jurisdiction under any Environmental Laws, including any department, commission, bureau, board, administrative agency or body of any of the foregoing and including the Ministry of Environment (British Columbia), the Department of Fisheries and Oceans (Canada) and Environment Canada (Canada);

     (ff) "ENVIRONMENTAL LAWS" means all Applicable Laws relating to pollution, protection of the environment or health and safety of the workplace, including all common law, the Environmental Assessment Act (Canada), the Transportation of Dangerous Goods Act (Canada), the Fisheries Act (Canada), the Canadian Environmental Protection Act (Canada), the Workers Compensation Act (British Columbia), the Environmental Management Act (British Columbia), the Environmental Assessment Act (British Columbia) and the Water Act (British Columbia);

     (gg) "ENVIRONMENTAL NOTICE" means a written Notice from any Person which is based upon Environmental Laws and which requires any action or makes any claim with regard to the Environment;

     (hh) "ENVIRONMENTAL PERMITS" means the licences, permits, approvals, consents, operating authorities, certificates, registrations or authorizations issued by any Governmental Authority under Environmental Laws to Canfor in connection with the Operation and which are listed in Schedule 1.1(hh);

     (ii) "ENVIRONMENTAL REPORTS" means the reports and documents listed in
          Schedule 3.8 relating to environmental matters in connection with the Operation or the Assets;

     (jj) "EQUIPMENT LEASES" means the leases described in Schedule 1.1(jj);

     (kk) "EXCLUDED ASSETS" means the assets and rights described in Schedule 1.1(kk);

     (ll) "EXCLUDED SEED STOCK" means any Seed Stock located at the Seed Orchard not removed by the Purchaser and any Seed Stock required by Canfor to perform its Pre-Closing Forestry Liabilities on the lands subject to the Tenures or the Timberlands;

     (mm) "FELLED AND BUCKED LOGS" means all logs which, as of the Effective Time, have been felled and bucked by Canfor or the Vendor in cut blocks or road rights of way on the lands subject to the Tenures and the Timberlands but have not yet been loaded onto trucks or railway for transport, including Cold-Deck Logs and Right of Way Logs;

     (nn) "FORESTRY LAWS" means the Forest Act (British Columbia), the Forest Practices Code of British Columbia Act (British Columbia), the Forest and Range Practices Act (British Columbia), the Wildfire Act (British Columbia), the Private Managed Forest Land Act (British Columbia) and any regulations made pursuant to any of the foregoing and the Fisheries Act (Canada) insofar as it applies to timber harvesting, road construction, silviculture and other forest management activities;

     (oo) "FORESTRY LIABILITIES" means all silviculture, reforestation, road deactivation and road reclamation Liabilities associated with the Tenures and Timberlands that relate to attaining the reforestation or road deactivation standards under applicable Forestry Laws at the relevant time for any harvested tracts of land or roads on the lands subject to the Tenures and Timberlands, including but not limited to any reforestation required to ensure that reforestation standards will be met, surveys of harvested blocks, re-surveying blocks that meet conditionally satisfactory reforestation levels, deactivation and site reclamation of road rights of way and re-treating harvested blocks that have been deemed not to meet reforestation standards, determined in accordance with GAAP using the procedures and principles generally applicable in the Purchaser's business consistent with prudent and good forest industry practice for assets such as the Tenures and the Timberlands at the relevant time;

     (pp) "FP CLOSING" means the closing of the transfer of the Assets from Canfor to the Vendor;

     (qq) "GAAP" means generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

     (rr) "GOVERNMENTAL AUTHORITY" means any domestic government, including any federal, provincial, territorial municipal or local government, and any government agency, tribunal, commission or other authority exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government;

     (ss) "INTERIM PERIOD" means the period between the date of this Agreement and the Closing Date;

     (tt) "INVENTORY PRICE" means the amount paid by the Purchaser for all Felled and Bucked Logs shown on the Estimated Inventory Statement or Final Inventory Statement that are less than 12 month's old at the Effective Time, at the rate of $[redacted] per m3 for such Felled and Bucked Logs plus $[redacted] per m3 for the portion of such Felled and Bucked Logs that are Cold-Deck Logs, less $200,000;

     (uu) "KNOWN CONTAMINATION" has the meaning set forth in 3.8(b)

     (vv) "LANDS" means the real property described in Schedule 1.1(vv);

     (ww) "LEASED PROPERTY" means real property leased or held under statutory right of way by the Vendor or Canfor as lessee or holder, as set out in Schedule 1.1(ww)

     (xx) "LEASES" has the meaning given to it in Section 3.4(h);

     (yy) "LEGAL PROCEEDING" means any litigation, action, suit, prosecution, investigation, hearing, claim, demand, grievance, notice of non-compliance, legal charge, arbitration or other legal proceeding, judgment, order or decree and includes any appeal or review, and any application for appeal or review, thereof;

     (zz) "LIABILITIES" means obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, losses, costs (including remediation costs) and expenses (including reasonable fees and disbursements of legal counsel, consultants, expert witnesses and other professionals), deficiencies and other charges whether accrued, contingent, absolute or otherwise;

     (aaa) "LICENCE AGREEMENTS" means the licence agreements, service agreements, supply agreements, franchise agreements, computer hardware and software agreements and technical services agreements relating exclusively or primarily to the Operation and listed in Schedule 1.1(aaa);

     (bbb) "MACHINERY AND EQUIPMENT" means all machinery, plant, equipment, vehicles, furniture, furnishings, accessories, motors and tools of every nature and kind and other tangible personal property owned by Canfor or the Vendor and used in the ordinary course of operating the Operation including those items listed in Schedule 1.1(bbb), but excluding those items listed in Schedule 1.1(kk);

     (ccc) "MATERIAL CONTRACTS" means all contracts to which the Vendor or Canfor is a party which are material to the Operation and:

          (1) are out of the ordinary course of the operations of the Operation; or

          (2) are continuing agreements for the purchase or sale of products, supplies, equipment or services involving more than $1 million per year; or

          (3) are in connection with the Tenures or the Lands or the Employee Plans; or

          (4) restrict or limit the ability of Canfor or the Vendor to operate the Operation; or

          (5)  cannot be terminated on less than 6 months notice,

          but excluding those contracts listed in Schedule 1.1(ccc) which will be terminated at or before Closing;

     (ddd) "MORTGAGE" means the mortgage (or mortgages) granted by the Purchaser in relation to the Timberlands and the Lands in the form set out in
          Schedule 1.1(ddd);

     (eee) "NON-UNION EMPLOYEES" means the non-unionized employees employed by Canfor or the Vendor as of the Effective Time at the Operation and listed in Schedule 3.7;

     (fff) "NOTICE" means any written notice, citation, directive, order, claim, litigation, investigation, proceeding, judgment, letter or other written communication from any Person;

     (ggg) "[redacted] AGREEMENT" means the agreement between the Vendor and the Purchaser pursuant to which the Vendor agrees to purchase all wood chips and hog fuel delivered from [redacted] pursuant to a wood waste/chip supply agreement with [redacted] dated [redacted], as assigned to the Purchaser on the Closing Date, on terms and conditions satisfactory to both of the Vendor and the Purchaser, acting reasonably;

     (hhh) "OFFICE EQUIPMENT" means all office equipment, furniture, other tangible personal property used in an office of the Operation including the items described in Schedule 1.1(hhh), but excluding the items listed in Schedule 1.1(kk);

     (iii) "OPERATION" means the assets and operations comprising the log harvesting and forest management operation on Vancouver Island known as the Englewood Logging Division which is owned and operated by Canfor as of the date of this Agreement;

     (jjj) [redacted]

     (kkk) "PARTIES" means all parties to this Agreement and "PARTY" means any one of them;

     (lll) "PARTNERSHIP AGREEMENT" means the limited partnership agreement dated December 9, 2005 constituting the Vendor;

     (mmm) "PARTS AND SUPPLIES" means all spare parts, supplies and stores owned by the Vendor or Canfor used primarily or exclusively in the Operation and situate on the Lands, the Leased Property, the Timberlands or the lands subject to the Tenures;

     (nnn) "PAYMENT AGREEMENT" means the payment agreement between the Vendor and the Purchaser, in the form attached as Schedule 1.1(nnn);

     (ooo) "PERMITS" means the licences, permits, approvals, consents, operating authorities, certificates, registrations or authorizations issued by any Governmental Authority under Applicable Law to Canfor in connection with the Operation and listed in Schedule 1.1(ooo);

     (ppp) "PERMITTED ENCUMBRANCES" means, with respect to the Assets, the Encumbrances described in Schedule 1.1(ppp); and:

          (1) the reservations, limitations, provisos and conditions expressed in the original Crown grants of the fee simple lands and the statutory exceptions to title identified in Schedule 1.1(ppp);

          (2) the endorsements identified in Schedule 1.1(ppp) as being on certificate of title in favour of Governmental Authorities which are not unique to the particular registered owner relative to the permitted use of fee simple lands;

          (3) charges granted by public utilities in respect of their interest, if any, in fee simple lands;

          (4) liens for property taxes, charges, rates, duties, levies and assessments (or other Taxes) which are not yet due;

          (5) undetermined or inchoate liens or charges incidental to current construction or current operations which have not been filed or registered in accordance with Applicable Laws or of which written notice has not at the time been duly given in accordance with Applicable Laws or which relate to obligations not at the time due or delinquent;

          (6) Encumbrances incidental to the conduct of the business of the Operation which, in the aggregate, do not materially detract from the value of the Assets or materially impair the use of the Assets in the Operation;

          (7) a claim of right, title or jurisdiction which may be made or established to or over any lands, waters or products harvested therefrom by any aboriginal peoples by virtue of and relying upon their status as aboriginal peoples; and

          (8)  the Encumbrances listed in Schedule 1.1(ppp)

     (qqq) "PERSON" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature;

     (rrr) "PRIME RATE" on any day means the annual rate of interest announced by Royal Bank of Canada from time to time as its reference rate then in effect for determining interest rates on Canadian dollar commercial loans made by it in Canada;

     (sss) "PRIORITY AGREEMENT" means the agreement by the trustee for the Purchaser's lenders acknowledging priority of the Mortgage and the General Security Agreement in the form attached as Schedule 1.1(sss)

     (ttt) "PROPERTY LEASES" means the leases described in Schedule 1.1(ttt);

     (uuu) "PURCHASE PRICE" means the purchase price for the Assets, as set out in Section 2.2;

     (vvv) "PURCHASED SEED STOCK" means Seed Stock excluding the Excluded Seed Stock;

     (www) "PURCHASER" means Western Forest Products Inc.;

     (xxx) "PURCHASER'S PENSION PLAN" means the Western Forest Products Inc. Retirement Plan for Salaried Employees;

     (yyy) "RAILWAY ASSETS" means the portion of the Assets used in the operation of the log handling railway at the Operation, consisting of rail cars, locomotives, track, switching gear, sidings and the applicable Permits and Related Land Rights;

     (zzz) "RELATED LAND RIGHTS" means all rights of way, licenses or rights of occupation, easements, special use permits, licences of occupation, road use agreements or other similar rights used, owned or enjoyed by the Vendor or Canfor exclusively or primarily in connection with the operation of the Operation, the Lands or the Timberlands or appertaining thereto;

     (aaaa) "REQUIRED APPROVALS" means the approvals, waivers, authorizations or consents by any Governmental Authority or other Person and declarations, filings or registrations with any Governmental Authority or other Person required in connection with the entering into and the performance of this Agreement as listed in Schedule 1.1(aaaa);

     (bbbb) "RESIDUAL FIBRE SUPPLY AGREEMENT" means the fibre supply agreement between the Vendor and the Purchaser substantially in the form of the draft agreement attached as Schedule 1.1(bbbb);

     (cccc) "RIGHT OF WAY LOGS" means logs that have been felled and bucked by Canfor for the purpose of building roads on the lands subject to the Tenures or on the Timberlands;

     (dddd) "SECURITY" means the security for the payment by the Purchaser of the Fixed Price, including the Mortgage and the Security Agreement;

     (eeee) "SECURITY AGREEMENT" means the security agreement granted by the Purchaser over the Tenures any Substituted Tenures and the Railway Assets and any replacement assets to be charged in accordance with the Payment Agreement;

     (ffff) "SEED ORCHARD" means the Sunshine Coast Seed Orchard located at Sechelt, British Columbia and operated by Canfor to produce genetically enhanced coniferous seeds for use on the lands subject to the Tenures or comprising the Timberlands;

     (gggg) "SEED STOCK" means the coniferous seed trees, cuttings from seed trees and seeds obtained from trees located at the Seed Orchard, including any genetically improved seeds;

     (hhhh) "SEED STOCK RIGHTS" means the proprietary and intellectual property rights associated with the Seed Stock;

     (iiii) "SILVICULTURE EXPERT" means [redacted] or, if they are unable to act, such expert as is mutually acceptable to the Parties;

     (jjjj) "SUBSTITUTED TENURE" means any timber tenure, timber harvesting right or interest therein (including any licence or agreement referred to in Part 3 of the British Columbia Forest Act) within the Coast Forest Region acquired by the Purchaser from time to time which, in whole or in part, replaces or substitutes for a Tenure and is located south of Kitimat, British Columbia;

     (kkkk) "TAKEBACK AGREEMENT" has the meaning given to it in Section 10.5;

     (llll) "TAX" or "TAXES" includes all taxes, duties, levies, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including stumpage, waste and residue charges imposed under the Forest Act), together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection thereof;

     (mmmm) "TAX ACT" means the Income Tax Act (Canada);

     (nnnn) "TENURES" means Tree Farm Licence 37 (the Nimpkish Tree Farm Licence) issued to Canfor on March 1, 2000 and all Timber Licences within TFL 37 and Timber Licences T0702, T0716 and T0860 issued under the Forest Act and now held by Canfor or its Affiliates on Vancouver Island and all road permits and cutting permits issued in connection with any of the foregoing;

     (oooo) "TIMBERLANDS" means the real property described in Schedule
          1.1(oooo);

     (pppp) "TIMBERLANDS MANAGEMENT AGREEMENT" has the meaning given to it in
          Section 5.8;

     (qqqq) "TIME OF CLOSING" means 10:00 a.m. on the Closing Date;

     (rrrr) "TRANSACTION DOCUMENTS" means this Agreement, the Residual Fibre Supply Agreement, the Payment Agreement, the Security, the Transitional Services Agreement, the Takeback Agreement, the [redacted] Agreement and the Timberlands Management Agreement (if required);

     (ssss) "TRANSITIONAL SERVICES AGREEMENT" means the transitional services agreement between the Vendor and the Purchaser, substantially in the form of the draft agreement attached as Schedule 1.1(ssss);

     (tttt) "TRICAP FINANCING" means the proposed debt financing of the Purchaser by Tricap Management Limited for the purpose of refinancing the Purchaser's outstanding US$ 221 million 15% Senior Secured Notes (including discharge of the related trust indenture) and other corporate purposes;

     (uuuu) "TRICAP LETTER" means a letter executed by Tricap Management Limited confirming that (i) Tricap Management Limited is prepared, on prescribed terms and conditions, to provide the Tricap Financing sufficient to redeem the Purchaser's existing US$ 221 million 15% Senior Secured Notes (the "Senior Notes") not later than the completion of the acquisition of Cascadia Forest Products Ltd. by the Purchaser, and (ii) the security to be granted by the Purchaser in connection with the Tricap Financing will rank subsequent in priority to the Security, in so far as it creates a security interest in the Timberlands, the Tenures, the Lands located at Beaver Cove and the Railway Assets;

     (vvvv) "UNION EMPLOYEES" means those employees of the Vendor or Canfor employed as of the Effective Time at the Operation who are members of a voluntarily recognized or certified bargaining unit represented for bargaining purposes by a trade union; and

     (wwww) "VENDOR" means Coastal Fibre Limited Partnership.

1.2  CONSTRUCTION AND INTERPRETATION

The division of this Agreement into Sections, the insertion of headings and the provision of a table of contents are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement. Unless otherwise specified:

     (a) each reference in this Agreement to "SECTION" and "SCHEDULE" is to a Section of, and a Schedule to, this Agreement;

     (b) each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute as amended or re-enacted from time to time;

     (c) words importing the singular include the plural and vice versa and words importing gender include all genders;

     (d) references to time of day or date mean the local time or date in Vancouver, British Columbia,

     (e)  all references to amounts of money mean lawful currency of Canada, and

     (f) an accounting term has the meaning assigned to it, and all accounting matters will be determined, in accordance with GAAP, consistently applied.

1.3  BUSINESS DAY

If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, the payment or calculation is to be made, or that other action is to be taken, on or as of the next day that is a Business Day.

1.4  USE OF THE WORD "INCLUDING"

The word "INCLUDING" when following any general term or statement will not be construed as limiting the general term or statement to the specific matter immediately following the word "including" or to similar matters, and the general term or statement will be construed as referring to all matters that reasonably could fall within the broadest possible scope of the general term or statement.

1.5  USE OF THE WORDS "BEST KNOWLEDGE"

The words "BEST KNOWLEDGE", "TO THE BEST OF ITS KNOWLEDGE", "TO THE KNOWLEDGE OF" or "OF WHICH IT IS AWARE" or other expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement by the Vendor or Canfor will be understood to be made on the basis of the actual knowledge of any of the senior executive management of Canfor at the head office of Canfor, and including, in particular (whether or not sucn Person would constitute a member of the senior executive management of Canfor), the actual knowledge of [redacted] employed at Canfor's Englewood Division, without further inquiry but based on the normal course operations of Canfor. Each party hereto acknowledges that no personal liability will attach to any of the individuals described above as a result of a breach of any representation or warranty in this Agreement.

1.6  MATERIALITY

For all purposes of this Agreement, the dollar amounts set forth throughout this Agreement (other than the Purchase Price) will not affect or determine the meaning of the term "MATERIAL" or have any bearing thereon.

1.7  GOVERNING LAW

This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which are deemed to be the proper law of the Agreement.

1.8  SEVERABILITY

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement or the legality, validity or enforceability of that provision in any other jurisdiction except that if on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable.

1.9  TIME OF ESSENCE

Time is of the essence of this Agreement.

1.10 FORM OF PAYMENT

References to payments to be made under this Agreement will be deemed to contemplate payment by certified cheque drawn on, or bank draft issued by, a Canadian chartered bank, payable at par in Vancouver, British Columbia and payable to the Person entitled to receive payment.

1.11 SCHEDULES

The schedules attached to this Agreement, will, for all purposes, form an integral part of the Agreement.

2.   PURCHASE OF ASSETS

2.1  PURCHASE AND SALE

On the basis of the warranties, representations and covenants in this Agreement, the Purchaser will purchase from the Vendor and the Vendor will sell, assign and transfer to the Purchaser, the Assets effective as of and from the Effective Time, free and clear of all Encumbrances other than Permitted Encumbrances in accordance with and subject to the terms and conditions set forth in this Agreement for the Purchase Price.

2.2  PURCHASE PRICE

The purchase price for the Assets is $45 million (the "FIXED PRICE") plus the amount of the Inventory Price for certain of the Felled and Bucked Logs, which will be determined according to Section 2.5 (collectively the Fixed Price and the Inventory Price are the "PURCHASE PRICE"). In addition to the Purchase Price, the Purchaser will be responsible to pay for all Taxes payable in connection with the purchase of the Assets by the Purchaser as contemplated by
Section 9.5.

2.3  PAYMENT OF PURCHASE PRICE

The Purchase Price will be paid by the Purchaser to the Vendor at Closing as follows:

     (a) the Fixed Price will be paid in full by the Purchaser in accordance with the Payment Agreement and secured by the Security; and

     (b)  the Estimated Inventory Price will be determined pursuant to Section
          2.5 and paid in cash and adjusted thereafter (if necessary).

2.4  ALLOCATION OF PURCHASE PRICE

The Purchase Price will be allocated among the Assets in accordance with
Schedule 2.4. Neither the Purchaser nor the Vendor will take a position with any Governmental Authority charged with the collection of any Taxes or in any judicial proceeding which would be inconsistent with the terms of any such allocation, without the written consent of the other Party. Each Party will report the sale and purchase of the Assets for all federal, provincial, state and local tax purposes in the form and in a manner consistent with such agreed allocation. Each Party will promptly notify the other if it receives notice that a taxing authority proposes any allocation that is different from the allocation in Schedule 2.4.

2.5  FELLED AND BUCKED LOGS

The Purchaser will pay the Vendor the Inventory Price for all Felled and Bucked Logs that were felled and bucked less than 12 month's before the Effective Time as determined as follows:

     (a) in respect of the determination of the amount payable by the Purchaser at the Closing Date, not less than 2 Business Days prior to the Closing Date, the Vendor will prepare and deliver to the Purchaser the Vendor's good faith estimate of the volume of Felled and Bucked Logs that will be less than 12 month's old at the Effective Time and a determination of the estimated Inventory Price at that time (the "ESTIMATED INVENTORY PRICE"), in reasonable detail showing location, age, type and amount of Felled and Bucked Logs (the "ESTIMATED INVENTORY STATEMENT"), together with copies of working papers and relevant accounting books and records and a certificate signed by a senior executive officer of Canfor certifying that the procedures used by the Vendor to prepare the Estimated Inventory Statement were as described in Schedule 2.5; and

     (b) in respect of the determination of the amount of any adjustments payable by the Purchaser or the Vendor after the Closing Date:

          (1) except in respect of those locations at which volumes of Felled and Bucked Logs are, at the relevant time, snowbound and incapable of determination by the Purchaser, acting reasonably, in accordance with this subparagraph (for which adjustments will be determined as set out in Schedule 2.5) (the "Snowbound Blocks"), not more than 15 Business Days after the Closing Date the Purchaser will prepare and deliver to the Vendor the Purchaser's calculation of the actual volume of Felled and Bucked Logs that were less than 12 month's old at the Effective Time and a determination of the Inventory Price at that time (the "FINAL INVENTORY PRICE"), in reasonable detail showing location, age, type and amount of Felled and Bucked Logs (the "FINAL INVENTORY STATEMENT"), together with copies of working papers and relevant accounting books and records (if any) and a certificate signed by a senior executive officer of the Purchaser certifying that the procedures used by the Purchaser to prepare the Final Inventory Statement were as described in Schedule 2.5;

          (2) within 10 Business Days of receipt of the Final Inventory Statement, the Vendor will review the Final Inventory Statement and the Purchaser will provide to the Vendor reasonable access to working papers, accounting books and records and the appropriate personnel of the Purchaser in order to verify the accuracy of the Final Inventory Statement and the Vendor will notify the Purchaser of any objections to the Final Inventory Statement within such [10] Business Day period.

     (c) the Vendor will be deemed to have accepted the Final Inventory Statement if it does not notify the Purchaser of its objections within 10 Business Days of receipt of the Final Inventory Statement;

     (d) if the Vendor objects to the Final Inventory Statement, the Purchaser and Vendor will work expeditiously and in good faith in an attempt to resolve the outstanding issues within a further period of ten (10) Business Days after the date of notification by the Vendor of its objections, and failing resolution the matter will be submitted for determination to an independent national firm of chartered accountants mutually agreed to by the Purchaser and the Vendor (and, failing such agreement between the Purchaser and the Vendor within a further period of five Business Days, such independent national firm of chartered accountants will be [redacted], or if such firm is unable to act, [redacted], or if such firm is also unable to act, [redacted]. The firm of chartered accountants will be deemed to be acting as experts and not as arbitrators. The determination of the national firm of chartered accountants will be final and binding upon the Parties and will not be subject to appeal, absent manifest error;

     (e) the Purchaser and the Vendor will each bear the fees and expenses of their respective professional advisors in preparing or reviewing, as the case may be, the Estimated Inventory Statement and the Final Inventory Statement. If a matter is referred to a national firm of chartered accountants pursuant to this Section 2.5, the costs and expenses of such firm of chartered accountants will be borne equally by the Vendor and the Purchaser. The Vendor and the Purchaser will each bear their own costs in presenting their respective cases to the national firm of chartered accountants; and

     (f) immediately following acceptance or deemed acceptance of the Final Inventory Statement by the Vendor or the resolution of any dispute in accordance with this Section 2.5, as the case may be, if the amount of the Inventory Price shown on the Final Inventory Statement for those locations (other than the Snowbound Blocks) at which volumes of Felled and Bucked Logs were not snowbound and were capable of determination by the Purchaser, acting reasonably, in accordance with this Section
          2.5 (the "Open Blocks"):

          (1) is greater than the amount of the Inventory Price shown on the Estimated Inventory Statement for the Open Blocks, the amount of the difference for the Open Blocks shall be paid by the Purchaser to the Vendor; and

          (2) is less than the amount of the Inventory Price for the Open Blocks shown on the Estimated Inventory Statement, the amount of the difference for the Open Blocks shall be paid by the Vendor to the Purchaser.

     (g) For the Snowbound Blocks, the Purchaser and the Vendor will determine a Final Inventory Statement in the same manner as was provided for herein for the Open Blocks, mutatis mutandis, promptly after the last of the Snowbound Blocks is no longer snowbound and incapable of determination, and immediately following acceptance or deemed acceptance of the Final Inventory Statement by the Vendor or the resolution of any dispute in accordance with this Section 2.5 and with
          Schedule 2.5 for the Snowbound

          Blocks, as the case may be, if the amount of the Inventory Price shown on the Final Inventory Statement for the Snowbound Blocks:

          (1) is greater than the amount of the Inventory Price shown on the Estimated Inventory Statement for the Snowbound Blocks, the amount of the difference for the Snowbound Blocks shall be paid by the Purchaser to the Vendor; and

          (2) is less than the amount of the Inventory Price shown on the Estimated Inventory Statement for the Snowbound Blocks, the amount of the difference for the Snowbound Blocks shall be paid by the Vendor to the Purchaser.

2.6  FORESTRY LIABILITIES

The Forestry Liabilities will be dealt with as follows:

     (a) subject to paragraph (e), the Purchaser will not assume any Forestry Liabilities incurred or accrued by Canfor or the Vendor before the Effective Time (the "PRE-CLOSING FORESTRY LIABILITIES") and Canfor will indemnify and hold harmless the Purchaser from and against any Liabilities or Damages arising from any failure of Canfor to pay or perform those Pre-Closing Forestry Liabilities as and when they are required to be paid or performed;

     (b) notwithstanding paragraph (a), at any time after the Closing, Canfor may deliver to the Purchaser a Notice advising that it wishes to assign all of the Pre-Closing Forestry Liabilities to the Purchaser, together with Canfor's good faith estimate of the Pre-Closing Forestry Liabilities as of the applicable date of the Notice, determined in accordance with GAAP using the procedures and principles then applicable to determine the Forestry Liabilities of the Purchaser's business generally, consistent with prudent, good and commercially reasonable forest industry practice for assets such as the Tenures and the Timberlands at the relevant time (the "FORESTRY LIABILITIES STATEMENT");

     (c) the Purchaser will have 90 days from the date of receipt to review the Forestry Liabilities Statement and if no objection to the Forestry Liabilities Statement is given to Canfor before expiry of the 90 day period then the Forestry Liabilities Statement will be deemed to have been approved on the last day of that 90 day period or, if the Purchaser gives Notice to Canfor that it approves the Forestry Liabilities Statement, on the date that such Notice is given;

     (d) if the Purchaser objects to the Forestry Liabilities Statement within the 90 day period by giving Notice to Canfor setting out in reasonable detail the nature of the objection, the parties agree to attempt to resolve the matters in dispute within 30 days from the date the Purchaser gives the Notice to Canfor. If all matters in dispute are resolved by the parties, the Forestry Liabilities Statement shall be modified to the extent required to give effect to that resolution and shall be deemed to have been approved as of the date of that modification. If the parties cannot resolve all matters in dispute within the 30 day period, all unresolved matters shall be submitted to the Silviculture Expert for resolution, and the Silviculture Expert shall be given access to all materials and information reasonably requested by it for that purpose and will be provided with all other materials or submissions as either party considers to be relevant, acting reasonably. The Silviculture Expert will act as an expert and not as an arbitrator. The Silviculture Expert will make a determination as to whether the Forestry Liabilities Statement has been prepared in accordance with GAAP as required herein. As promptly as practicable, the Silviculture Expert will deliver a written report to the parties setting forth its opinion as to the resolution of the matters in dispute. Absent manifest error, the Silviculture Expert's opinion of all of the matters in dispute shall be final and binding on both parties and shall not be subject to appeal or judicial review by either party. The fees and expenses of the Silviculture Expert shall be borne equally by the parties. The Forestry Liabilities Statement shall be modified to the extent required to give effect to the Silviculture Expert's opinion and shall be deemed to have been approved as of the date of that modification; and

     (e) once the Forestry Liabilities Statement has been deemed to have been approved or determined by the Silviculture Expert, Canfor will promptly pay to the Purchaser the amount of the Pre-Closing Forestry Liabilities shown on the Forestry Liabilities Statement (the "FORESTRY LIABILITIES PAYMENT") and in consideration of the payment of that amount:

          (1) the Purchaser will assume, perform and be responsible for and indemnify and save the Vendor and Canfor harmless in respect of all Pre-Closing Forestry Liabilities and any failure by the Purchaser to pay, discharge or fulfill any of the Pre-Closing Forestry Liabilities; and

          (2) the Purchaser will cease to be indemnified by Canfor under paragraph (a), except in respect of Liabilities or Damages incurred by the Purchaser before the date of the Forestry Liabilities Payment.

2.7  CUSTOMARY CLOSING ADJUSTMENTS

To the extent not accounted for in the determination of the Purchase Price, the Vendor and the Purchaser will adjust as at the Effective Time for:

     (a) property taxes (including local improvement levies), water, gas, electricity and other utility charges; and

     (b) licence and lease fees and payments paid or payable, rentals and other licence fees and payments received or receivable and vehicle licence fees,

and not later than the 60th Business Day after the Closing Date will make settlement for the same.

3.   REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND CANFOR

3.1  CORPORATE AND GENERAL REPRESENTATIONS

The Vendor and Canfor represent and warrant that:

     (a) INCORPORATION. The Vendor is a limited partnership duly formed and existing under the Partnership Act (British Columbia) and is in good standing as a limited partnership in the office of the Registrar of Companies of the Province of British Columbia. Each of Canfor and the general partner of the Vendor is a corporation duly incorporated, organized and existing under the British Columbia Business Corporations Act, is not a reporting company and is a valid and subsisting corporation in good standing with respect to filing of annual reports with the Registrar of Companies;

     (b) AUTHORITY. Each of the Vendor and Canfor has good and sufficient right and authority to enter into the Transaction Documents on the terms and conditions herein set forth and, subject to obtaining the Required Approvals, to implement the Transaction Documents and, in particular, to transfer to the Purchaser the legal title and beneficial ownership of the Assets free and clear of all Encumbrances other than Permitted Encumbrances and to enter into and perform its obligations under the Transaction Documents;

     (c) NO CONFLICT. The entry into of the Transaction Documents and, subject to obtaining the Required Approvals, the completion of the transactions contemplated therein and the performance of and compliance with the terms thereof does not conflict with or result in the breach of, or the acceleration of, any terms, provisions or conditions of or constitute a default under: (i) the notice of articles or articles of Canfor or the general partner of the Vendor;
          (ii) the Partnership Agreement; (iii) any material indenture, mortgage, deed of trust, agreement, lease, franchise, certificate or other instrument to which Canfor or the Vendor is a party or is bound; or (iv) any term or provision of any material licenses, registrations or qualifications of Canfor or the Vendor or any order of any Governmental Authority;

     (d) AUTHORIZATIONS. Schedule 3.1(d) sets forth a true and complete list of the Required Approvals required by the Vendor and Canfor in connection with the completion of the transactions and the performance of and compliance with the terms of the Transaction Documents by the Vendor and Canfor;

     (e) ENFORCEABILITY. This Agreement (excluding any Schedule hereto) has been duly executed and delivered by each of the Vendor and Canfor and is intended to be a legal, valid and binding obligation of the Vendor and Canfor, enforceable against the Vendor and Canfor by the Purchaser subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court; and

     (f) CANADIAN RESIDENT. The Vendor and Canfor are each residents of Canada for all purposes of the Tax Act.

3.2  FINANCIAL AND TAX REPRESENTATIONS

Canfor represents and warrants that:

     (a) ANNUAL FINANCIAL STATEMENTS. Canfor has made available to the Purchaser the unaudited financial statements of the Operation for the fiscal year ending December 31, 2004 a copy of which is attached to this Agreement as Schedule 3.2(a)

     (b) INTERIM FINANCIAL STATEMENTS. Canfor has made available to the Purchaser the unaudited financial statements of the Operation for the fiscal period ending July 31, 2005, a copy of which is attached to this Agreement as Schedule 3.2(b);

     (c) TAXES. The Assets will be sold by Canfor and the Vendor free and clear of any Encumbrances for unpaid Taxes, other than Permitted Encumbrances; and

     (d) BOOKS AND RECORDS. The accounting and financial Books and Records of the Operation set out and disclose all material financial transactions of the Operation for the two years prior to the date of this Agreement and such transactions have been accurately recorded in such Books and Records.

3.3  POST STATEMENT DATE REPRESENTATIONS

Canfor represents and warrants that, since July 31, 2005:

     (a) ORDINARY COURSE. Canfor has used the Assets and carried on the operations of the Operation in the ordinary course consistent with Canfor's past practice for the Operation in the two years prior to the date of this Agreement, in material compliance with Applicable Laws and, without limiting the generality of the foregoing, Canfor has not:

          (1)  sold, transferred or otherwise disposed of any Assets except for
               (i) Assets which are obsolete and which individually or in the aggregate do not exceed $100,000, (ii) inventory sold in the ordinary course, (iii) the Excluded Assets, and (iv) the transfer of the Assets by Canfor to the Vendor;

          (2) made any capital expenditures or commitments therefor in connection with the Operation which in the aggregate exceed $500,000 (excluding ordinary course logging road construction expenditures);

          (3) waived or surrendered any right of material value in connection with the Assets;

          (4) made any material purchase commitments in excess of the normal and ordinary requirements of the Assets or on terms other than the normal and customary ones;

          (5) compromised or settled any material litigation, proceeding or governmental action relating to the Assets;

          (6) entered into any material transaction, contract or commitment other than in the ordinary course of business relating to the Operation or the Assets;

     (b) COMPENSATION AND BONUSES. Canfor has not paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee of the Operation, except in the normal course of operations of the Operation and has not, except as specifically contemplated in this Agreement, increased the compensation paid or payable of any management employee;

     (c) INSURANCE. Canfor has maintained the same or substantially the same full replacement cost insurance and business interruption insurance coverage as was in place on July 31, 2005; and

     (d) MATERIAL CHANGE. No damage, loss or destruction of Assets has occurred materially affecting the Operation or the Assets or Canfor's right or capacity to carry on the operations of the Operation.

3.4  ASSET REPRESENTATIONS

Canfor represents and warrants that:

     (a) BUSINESS. Except for the Excluded Assets, the Assets are all of the assets used by Canfor in the operations of the Operation in the ordinary course at the date of this Agreement and, when taken together with the services contemplated by the Transaction Services Agreement, are sufficient to carry on the operations of the Operation as it has been conducted by Canfor during the two year period prior to the date of this Agreement. No assets used exclusively or primarily in the Operation are located at the head office of Canfor or in other Canfor operations;

     (b) TITLE. Subject to the interests of lessors or licensors of Leased Equipment, Leased Property and other property licensed under the Licence Agreements, and, in the case of the Timberlands, the receipt of the Required Approvals, Canfor has good and marketable title to and possession of the Felled and Bucked Logs, the Parts and Supplies, the Seed Stock Rights, the Books and Records, the Office Equipment, the Machinery and Equipment, the Lands and the Timberlands, free and clear of all Encumbrances except Permitted Encumbrances. Canfor (or the Vendor, as the case may be at Closing) is the legal and beneficial holder of each of the Tenures free and clear of all Encumbrances except Permitted Encumbrances.

     (c) NO OPTIONS, ETC. No Person has any agreement, option, understanding or commitment or any right to purchase or otherwise acquire from Canfor any of the Assets other than pursuant to purchase orders for inventory sold in the ordinary course of the operations of the Operation;

     (d) USES AND RESTRICTIONS. The Buildings and the operations of the Operation as presently conducted conform in all material respects with all relevant zoning regulations, development controls and land use restrictions and regulations under Applicable Laws;

     (e) MUNICIPAL TAXES. All municipal taxes, rates, levies and assessments of every nature or kind in respect of the Lands and Leased Property for the calendar year 2005 and all preceding calendar years have been paid in full;

     (f) BUILDINGS. Each Building located on the Lands or the Timberlands is located wholly within the boundaries of the Lands or the Timberlands at that location and Canfor has not received any outstanding material municipal work orders, fire up-grading requirements, health orders or other notices of building deficiencies from any Governmental Authority which requires Canfor to cure, repair or rectify any breach or non-compliance of the Buildings or any use thereof;

     (g) EXPROPRIATION. Other than as contemplated by the Forestry Revitalization Act, Canfor has not received notice and does not have any knowledge of any intention of any Governmental Authority to expropriate all or any part of the Lands or the Timberlands or any intention of Governmental Authority to alter its zoning by-law or official community plan or its road or traffic plans so as to materially adversely affect the operation of the Operation or access to or egress from the Lands, the lands subject to the Tenures or the Timberlands;

     (h) LEASES. Canfor is not a party to, nor has it agreed to become a party to, any lease with respect to real or personal property presently used or held for use by Canfor in the operation of the Operation, other than the leases described in Schedule 3.4(h) ("LEASES"). Canfor is entitled to all rights and benefits as lessee under the Leases and has not made any material default in the performance of the terms of the Leases that would entitle any of the lessors thereunder to terminate any of the Leases or would render Canfor liable in damages;

     (i) MAINTENANCE. Canfor has maintained and repaired the Machinery and Equipment in the ordinary and normal course consistent with past practice for the Operation in the two years prior to the date of this Agreement and is not aware of any material defect or defects in the Machinery and Equipment which are, singly or in the aggregate, reasonably likely to cause or result in a material adverse interruption in the operations of the Operation except as disclosed in
          Schedule 3.4(i);

     (j) RAILWAY ASSETS. The Railway Assets are owned and used by Canfor primarily for the transportation of Canfor's timber harvested on the Tenures or the Timberlands. Canfor has occupation or control of the locations where logs are loaded and unloaded from the Railway Assets and the Railway Assets are located substantially within the boundaries of the Tenures and are not connected to any other railway. Canfor does not in the ordinary course of operating the Railway Assets use the Railway Assets to carry any passengers other than (i) passengers who are employees of Canfor or its contractors engaged in the Operation and (ii) goods that are owned by Canfor or used exclusively in the Operation.

3.5  CONTRACTUAL REPRESENTATIONS

Canfor represents and warrants that:

     (a) LICENSES AND PERMITS. The Permits listed on Schedule 1.1(ooo) are all of the permits, licenses, approvals, consents, authorizations, certificates and registrations material and necessary for the carrying on the of the operations of the Operation in the manner in which it has been carried on during the two years prior to the date of this Agreement;

     (b) MATERIAL CONTRACTS. Canfor is not a party to any Material Contract relating to or made in connection with the operations of the Operation, except the Material Contracts listed in

          Schedule 3.5(b) and Contracts which will be terminated on Closing, and is not aware of any material defaults by Canfor or the other party to any such contracts; and

     (c) LITIGATION. Except as described in Schedule 3.5(c), there are no Legal Proceedings outstanding or pending or, to the best knowledge of Canfor, threatened against or affecting Canfor at law or at equity or before or by any Governmental Authority in connection with or relating to the Assets or the operations of the Operation.

3.6  TENURE REPRESENTATIONS

Canfor represents and warrants that:

     (a) GOOD STANDING. Each of the Tenures is now recorded on the records of the British Columbia Ministry of Forests in the name of Canfor, all rentals, stumpage, royalty and scale accounts and other Taxes, assessments and costs arising under the Tenures that are due and payable as of the Closing Date have been or will be paid in full and no notice of suspension, cancellation, reduction in term or realization on any security deposited by Canfor in respect of any of the Tenures is outstanding;

     (b) TENURE DOCUMENTS. A true and complete copy of each of the Tenures and all amendments applicable thereto has been provided to the Purchaser;

     (c) FOREST PRACTICES. All of the obligations under the Tenures have been observed and performed in all material respects commensurate with good forest industry practice prevailing in the Coast Forest Region during the two years prior to the date of this Agreement and the operations of the Operation have been operated in material compliance with all Forestry Laws and any other Applicable Laws relating to the Tenures;

     (d) NO NOTICES. Other than as contemplated by the Forestry Revitalization Act (British Columbia), no Governmental Authority has given any written notice to Canfor with respect to one or more of the Tenures concerning any matter which would have the effect of amending, varying, reducing, impairing, suspending or terminating in a material manner such Tenure or the rights or privileges of Canfor thereunder;

     (e) FORESTRY REVITALISATION PROPOSALS. Except as disclosed on Schedule 3.6, Canfor has not made a "forestry revitalization proposal" under the Timber Harvesting Contract and Subcontract Regulation in respect of the Tenures nor has it made any contracts or agreements with any Person in relation thereto.

     (f) NO MATERIAL FACTS. Canfor is not aware of any fact or event not generally known by forest companies operating in Coast Forest Region likely to materially endanger, reduce, impair, suspend or terminate any of the Tenures or any rights or privileges attached thereto; and

     (g) ACCESS. Canfor has all material Permits and other authorizations necessary or advisable to provide rights of access in and out of the lands subject to the Tenures and to transport logs out to the water in accordance with normal standards for comparable forestry operations in the Coast Forest Region.

3.7  EMPLOYEE REPRESENTATIONS

Canfor represents and warrants that:

     (a) EMPLOYEES. Schedule 3.7 contains a correct and complete list of each Non Union Employee and each Union Employee and any independent contractor, consultant or agent of Canfor exclusively or primarily employed by or associated with the Operation, whether actively at work or not, their salaries, wage rates, bonus arrangements, benefits, positions, ages, status as full-time or part-time employees and length of service;

     (b) UNIONIZATION. Except as described in Schedule 3.7, Canfor is not a party to any Collective Agreement with any trade union or other association of employees in respect of the operation of the Operation and no attempt has been, or is being, made to organize or certify the employees of Canfor employed at the Operation as a different bargaining unit;

     (c) CERTIFICATION. Canfor has not been certified by the Labour Relations Board, or its predecessor, and Canfor has not voluntarily recognized any trade union or any other employee association as bargaining agent for any of the Employees, except as described in Schedule 3.7;

     (d) SUCCESSORSHIP. Except as described in Schedule 3.7, Canfor is not a successor to any other legal entity in respect of any Collective Agreement or proceeding under the Labour Relations Code (British Columbia) or predecessor enactments in respect of the Operation;

     (e) COMPLIANCE WITH LAWS. Canfor has operated the Operation in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and hours of work;

     (f) COMPLAINTS AND GRIEVANCES. Except as disclosed in Schedule 3.7, no unfair labour practice complaint, material grievance or arbitration proceeding is pending or, to the knowledge of Canfor, threatened against Canfor in respect of the operation of the Operation;

     (g) ABSENT EMPLOYEES. No Employees are on long term or short term disability, lay off or leave of absence and no Employees are off work and in receipt of workers' compensation benefits on the date hereof, except those Employees identified as such in Schedule 3.7;

     (h)  NO ACCELERATION. Except as disclosed in Schedule 3.7, as provided in
          Section 8 of this Agreement, or as otherwise agreed in writing with the Purchaser, the consummation of the transactions contemplated by this Agreement will not constitute an event under any Employee Plan or individual agreement with a present or former Employee of the Business that will or may result in any severance or other payment or in the acceleration, vesting or increase in benefits with respect to any such present or former Employee, other than a Non-Union Employee's eligibility for benefits under the Employee Plans as a result of a Non-Union Employee's termination of employment pursuant to Section 8.2 of this Agreement;

     (i) WITHHOLDINGS. Canfor has collected or withheld all amounts required to be collected or withheld by it on account of Taxes or Employee Plans in respect of the Employees and has remitted the same to the applicable Government Authority or Employee Plan administrator in the manner and within the time required by Applicable Law or the Employee Plans;

     (j) EMPLOYEE PLANS. Schedule 3.7 contains a correct and complete list of each Employee Plan.

3.8  ENVIRONMENTAL REPRESENTATIONS

Canfor represents and warrants that:

     (a) COMPLIANCE WITH LAWS. The Business currently operates in material compliance with Environmental Laws;

     (b) CONTAMINANTS. To the knowledge of Canfor, there are no Contaminants at, on or under the Environment except as described in Schedule 3.8 (the "KNOWN CONTAMINATION");

     (c) DISPOSAL, TREATMENT AND STORAGE. Except as described in Schedule 3.8, all Contaminants used, stored, treated or disposed of in the operations of the Operation by or on behalf of Canfor on or off site of the Environment have been used, disposed of, treated and stored in material compliance with Environmental Laws;

     (d) PERMITS. The Environmental Permits are all of the material licences, permits, approvals, consents, operating authorities or authorizations necessary for the operations of the Operation as presently being conducted and, to Canfor's knowledge, the Environmental Permits are valid and in full force and effect and Canfor is not aware of any proceeding, pending or threatened, to revoke, amend or limit any Environmental Permit;

     (e) NOTICES. Except as disclosed on Schedule 3.8, Canfor has not received any material Environmental Notice from any Person that claims or seeks recovery of damages (including recovery of remediation costs) or equitable relief or requires investigation, remediation, monitoring, containment or other similar or related action in respect of Contaminants in the Environment or any actual or alleged breach of Environmental Laws issued in the three years prior to the date of this Agreement which has not been resolved;

     (f) SPECIFIC CONTAMINANTS. There are no underground storage tanks located at or on the Lands or the Timberlands, asbestos- containing materials contained in or forming part of any Building on any such land or polychlorinated biphenyls used or stored on any such land except as disclosed on Schedule 3.8; and

     (g) REPORTS AND INFORMATION. Canfor has provided the Purchaser with copies of the Environmental Reports and there are no other reports, assessments, audits, studies, tests and records in Canfor's possession relating to Known Contamination which have not been made available to the Purchaser whether by reason of confidentiality restrictions or otherwise.

3.9  CERTIFICATES

The certificates of Canfor and the Vendor delivered to the Purchaser and its representatives pursuant to Section 7.2(a) of this Agreement, and the information contained in each, will be deemed to be part of the representations and warranties of Canfor and the Vendor, as applicable, contained in this
Section 3.

4.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants that:

     (a) CORPORATE STATUS. The Purchaser is a corporation duly incorporated, organized and existing under the Canada Business Corporations Act, is a reporting company, is a valid and subsisting corporation in good standing with respect to filing of annual reports with the Director Corporations and is in good standing as an extra-provincial corporation in the office of the Registrar of Companies of the Province of British Columbia;

     (b) AUTHORITY. The Purchaser has good and sufficient right and authority to enter into the Transaction Documents on the terms and conditions herein and therein set forth and, subject to obtaining the Required Approvals, to implement this Agreement and, in particular, to purchase the Assets, and to enter into and perform its obligations under the Transaction Documents;

     (c) NO CONFLICT. The entry into of the Transaction Documents, and, subject to obtaining the Required Approvals, the completion of the transactions contemplated thereby and the performance of and compliance with the terms thereof does not conflict with or result in the breach of, or the acceleration of, any terms, provisions or conditions of or constitute a default under: (i) the articles or by-laws of the Purchaser; (ii) any material indenture, mortgage, deed of trust, agreement, lease, franchise, certificate or other instrument to which the Purchaser is a party or is bound; or (iii) any term or provision of any material licenses, registrations or qualifications of the Purchaser or any order of any Governmental Authority;

     (d) AUTHORIZATIONS. Schedule 4.1(d) sets forth a true and complete list of the Required Approvals required by the Purchaser in connection with the completion of the transactions contemplated in the Transaction Documents and the performance of and compliance with the terms of the Transaction Documents by the Purchaser;

     (e) ENFORCEABILITY. This Agreement (excluding any Schedules hereto) has been duly executed and delivered by the Purchaser and is intended to be a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Vendor, subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court; and

     (f) [redacted] AGREEMENT. The Purchaser is not aware of any material default by [redacted] under the [redacted] Agreement and the Purchaser has, or will have on the Closing Date, the right to deliver Chips as defined in the [redacted] Agreement obtained under that agreement to the Vendor under and in accordance with all of the terms of that agreement, and the Purchaser is not aware of any default by [redacted] under the [redacted].

5.   PRE AND POST CLOSING COVENANTS

5.1  CONDUCT OF OPERATIONS DURING INTERIM PERIOD

During the Interim Period, Canfor and the Vendor, as applicable, will, carry on the operations of the Operation in the ordinary course consistent with past practice in the two years prior to the date of this Agreement and in material compliance with Applicable Law. Without limiting the generality of the foregoing, during the Interim Period, neither the Vendor nor Canfor will, without the prior consent in writing of the Purchaser:

     (a) sell or otherwise dispose of any of the Assets except (i) inventories sold or transactions made in the ordinary course of operations, (ii) assets that are obsolete and which individually or in the aggregate do not exceed $100,000; (iii) assets which are not material to the Operation and which individually or in the aggregate do not exceed $100,000; or (iv) the Excluded Assets;

     (b) enter into any new contract or Liability relating to or in any way affecting the Operation, except in the ordinary course of operations or required or advisable under Applicable Laws or except where such contract or Liability will not be assumed by the Purchaser on Closing;

     (c) waive or surrender any right which is material to the operations of the Operation;

     (d) allow any of the Assets to become subject to any Encumbrance, except Permitted Encumbrances or Encumbrances discharged or removed on or before Closing;

     (e) make any capital expenditures or commitments therefor in connection with the Operation other than in the ordinary course, including normal course logging road construction for continued operations;

     (f) increase or improve any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any Employee except in the ordinary course of operations or as specifically contemplated in this Agreement, and Canfor and the Vendor will:

     (g) maintain insurance on the Assets as they are insured on the date hereof;

     (h) maintain inventories of Parts and Supplies and Felled and Bucked Logs at normal levels consistent with prior practice in the period comparable to the Interim Period in the two years before the date hereof;

     (i) take reasonable care to maintain, repair, protect and safeguard the Assets; and

     (j) harvest timber, construct logging roads, conduct forest engineering and planning and conduct reforestation activities in the normal and ordinary course of operations and substantially in accordance with Canfor's operational plans and budgets.

5.2  ACCESS FOR DUE DILIGENCE

During the Interim Period, the Vendor and Canfor will at all reasonable times permit representatives of the Purchaser reasonable access during normal business hours and upon reasonable advance notice to the Assets and the Books and Records including the Material Contracts, the Employee Plan documents, the Environmental Reports and other agreements and will give the Purchaser and its representatives such copies and information with respect thereto as may be reasonably required by the Purchaser and will permit the Purchaser to make such physical verification of the Felled and Bucked Logs inventory as the Purchaser, acting reasonably, may see fit.

5.3  CONSENTS AND AUTHORIZATIONS

Both before and after the Closing Date, Canfor, the Vendor and the Purchaser will each cooperate with and assist one another in obtaining Competition Act Approval and all other Required Approvals in form and terms satisfactory to counsel for each of them as are necessary or required in order to permit the sale, transfer and assignment of all of the right, title and interest of the Vendor and Canfor in and to the Assets to the Purchaser, including providing such information that may be reasonably requested as part of any application that may be made to the Canadian Competition Bureau relating to the Operation and the Assets. The Vendor and the Purchaser will equally bear the fees payable to the Governmental Authorities in connection with obtaining Competition Act Approval.

5.4  NOTICE OF UNTRUE REPRESENTATION OR WARRANTY.

Canfor and the Vendor will each promptly notify the Purchaser, and the Purchaser will promptly notify the Vendor and Canfor, if any representation made by it in this Agreement or any Ancillary Agreement becomes untrue or incorrect during the Interim Period and such notice will set out particulars of the untrue or incorrect representation and details of any actions being taken to rectify that state of affairs.

5.5  ACTIONS TO SATISFY CLOSING CONDITIONS

Each of Canfor and the Vendor will take all such actions as are within its power to control, and use all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Sections 6.1(a) and 6.1(b) including ensuring that during the Interim Period and at Closing, there is no breach of any of its representations and warranties. The Purchaser will take all such actions as are within its power to control, and use all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Sections

6.2(a) and 6.2(b), including ensuring that during the Interim Period and at Closing, there is no breach of any of its representations and warranties.

5.6  CONSENTS AND RE-ISSUES

During the Interim Period, Canfor and the Vendor will use all commercially reasonable efforts to obtain:

     (a) all consents and approvals, in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of the Vendor's interests in the Contracts, the Material Contracts, the Leases, the Licence Agreements, the Tenures, the Timberlands and the Permits to the Purchaser; and

     (b) if applicable, the re-issue of any of the Contracts, Leases, Licence Agreements or Permits in the name of the Purchaser, and the Vendor will not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any of the Contracts, Licence Agreements, Leases or Permits in connection with, or as a condition of, such assignment or re-issue. The Purchaser will give to the Vendor such information and copies of such documents relating to the Purchaser which the Vendor may reasonably request in order to obtain any consent or approval, or re-issue referred to above.

5.7  CONSENT NOT RECEIVED BY CLOSING (OTHER THAN FOR TIMBERLANDS)

If a consent or approval of a third party is required to permit the transfer or assignment to the Purchaser of Canfor's or the Vendor's interest in any of the Assets (other than the Timberlands, which will be dealt with in accordance with Section 5.8) is not received on or before the Closing, and if, notwithstanding such non-receipt, the Vendor and the Purchaser proceed to complete the sale and the purchase of the other Assets contemplated by this Agreement, the transfer or assignment of those Assets in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such Assets will be held by Canfor or the Vendor, as the case may be, following the Closing, in trust, for the benefit and exclusive use of the Purchaser. The Vendor or Canfor, as the case may be, will continue to use all commercially reasonable efforts to obtain the required consents and approvals and will only make use of such Assets in accordance with the directions of the Purchaser that do not conflict with the terms of holding such Asset and will be indemnified and saved harmless by the Purchaser for any Damages or Liabilities incurred or arising in doing so.

5.8  CONSENT NOT RECEIVED BY CLOSING (TIMBERLANDS)

If a consent or approval of the Minister of Forests is required to permit the transfer or assignment to the Purchaser of Canfor's or the Vendor's interest in the Timberlands is not received on or before the Closing, and if, notwithstanding such non receipt, the Vendor and the Purchaser proceed to complete the sale and purchase of the other Assets contemplated by this Agreement, the transfer or assignment of the Timberlands in respect of which the consent of the Minister of Forests has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and the Timberlands (and all of the Vendor's or Canfor's interest therein) will continue to be legally and beneficially owned by the Vendor or Canfor, as the case may be, and, the Vendor, Canfor and the

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                                       30


Purchaser will on Closing enter into a timberland management and use agreement, in form and substance satisfactory to each of the Vendor, Canfor and the Purchaser, each acting reasonably, pursuant to which the Purchaser will have the full right of access, use and harvesting and other operations in respect of the Timberlands as if it were the owner thereof, consistent with the Purchaser being the holder of Tree Farm Licence No. 37 (the "Timberlands Management Agreement"), to which the use of the Timberlands will remain solely and exclusively dedicated.

Upon receipt of consent or approval from the Minister of Forests, the Timberlands will, subject to such Timberlands becoming subject to the charges of the Mortgage, be promptly transferred and assigned by the Vendor or Canfor, as the case may be, to the Purchaser and the Timberlands Management Agreement will be automatically terminated.

5.9  PRE-CLOSING TRANSFERS OF ASSETS

The Vendor and Canfor will cause the FP Closing to occur before the Closing, at which Canfor will transfer the Assets to the Vendor, free and clear of all Encumbrances, except Permitted Encumbrances, subject to the receipt of the Required Approvals.

5.10 TRANSFER OF ASSETS

On the Closing Date, the Vendor will transfer the Assets to the Purchaser, free and clear of all Encumbrances, except Permitted Encumbrances, subject to and in accordance with the terms of this Agreement.

5.11 RESIDUAL FIBRE SUPPLY AGREEMENT

On or before the Closing Date, the Vendor and Purchaser will have entered into the Residual Fibre Supply Agreement.

5.12 TRANSITIONAL SERVICES AGREEMENT

On the Closing Date, Canfor and Purchaser will enter into the Transitional Services Agreement.

5.13 FINANCIAL INFORMATION

Canfor and the Vendor will until June 15, 2006 cooperate and assist the Purchaser and its auditors (at the Purchaser's cost) with the provision of any further financial information regarding the operation of the Operation (but not the other operations or divisions of Canfor) as may be reasonably required by the Purchaser to fulfill its disclosure obligations in respect of the acquisition of the Assets or the financing of the Purchaser's business.

5.14 PRIORITY FOR SECURITY

If the Tricap Financing has not closed by January 31, 2006, or a closing of the Tricap Financing is not imminent on that date, the Purchaser will use commercially reasonable efforts to request and obtain the Priority Agreement as soon as possible thereafter.

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                                       31


6.   CONDITIONS OF CLOSING

6.1  PURCHASER'S CONDITIONS OF CLOSING

The Purchaser's obligation to carry out the terms of this Agreement and to complete the purchase referred to in Section 2.1 hereof is subject to the conditions, each waivable unilaterally by the Purchaser at its election, that:

     (a) the representations and warranties of the Vendor and Canfor contained in this Agreement or in any certificate or other document delivered to the Purchaser pursuant hereto will be true and correct in all material respects on or as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date, except for such changes as are necessary to reflect the ownership and operation of the Assets by the Vendor and not Canfor after the FP Closing;

     (b) all the obligations of the Vendor and Canfor under this Agreement to be performed at or before the Closing will have been so performed in all material respects;

     (c) there will have been no material change to the business, operations or capital of the Vendor or Howe Sound Pulp and Paper Limited Partnership which would reasonably be expected to have a material adverse effect on the ability of the Vendor to perform its obligations under this Agreement or the Residual Fibre Supply Agreement;

     (d) there will have been no material damage or destruction by fire or other hazard to the whole or any material part of the Assets (taken as a whole) between the date of this Agreement to the Closing Date;

     (e) at or before the Closing Date, all Required Approvals listed in Part 1 of Schedule 3.1(d) will have occurred or will have been obtained in form and on terms satisfactory to the Purchaser (acting reasonably) as may be required to permit the transfer of the Assets to the Purchaser without:

          (1) affecting, or resulting in any cancellation, termination or reduction of, any right under any Tenure, Permit or Material Contract which would reasonably be expected to have a material adverse effect on the ability of the Purchaser to carry on the operations of the Operation in the ordinary course after Closing; or

          (2) a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or the Residual Fibre Supply Agreement;

     (f) no order, decision or ruling of any court or Governmental Authority having jurisdiction shall have been made, and no action or proceeding shall be pending or commenced which, in the opinion of an independent legal counsel (acceptable to the Vendor and the Purchaser, acting reasonably), is reasonably likely to result in an order, decision or ruling:

          (1) to enjoin or prohibit the purchase and sale of the Assets contemplated hereby; or

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                                       32


          (2) which will materially adversely effect the right or ability of the Purchaser to carry on the operations of the Operation in the ordinary course after Closing; and

     (g) concurrently with or prior to the completion of transactions contemplated herein, the Vendor and Canfor, as applicable, will have executed and delivered the other Transaction Documents (including, if required, the Timberlands Management Agreement).

6.2  VENDOR'S CONDITIONS OF CLOSING

The Vendor's obligation to carry out the terms of this Agreement and to complete the sale referred to in Section 2.1 hereof is subject to the conditions, each waivable unilaterally by the Vendor at its election, that:

     (a) the representations and warranties of the Purchaser contained in this Agreement or in any certificate or other document delivered to the Vendor pursuant hereto will be true and correct in all material respects on or as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date;

     (b) on the Closing Date the Purchaser will have performed all the terms of this Agreement to be performed by it at or before Closing in all material respects;

     (c) there will have been no material change to the business, operations or capital of the Purchaser which would reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or the Residual Fibre Supply Agreement;

     (d) the Purchaser's lenders have executed the Priority Agreement for the Security or Tricap Management limited has provided the Tricap Letter;

     (e) concurrently with or prior to the completion of transactions contemplated herein, the Purchaser will have executed and delivered the other Transaction Documents (including, if required, the Timberlands Management Agreement).

     (f) at or before the Closing Date, all Required Approvals listed in Part 1 of Schedule 3.1(d) will have occurred or will have been obtained; and

     (g) no order, decision or ruling of any court or Governmental Authority having jurisdiction shall have been made, and no action or proceeding shall be pending or commenced which, in the opinion of an independent firm of legal counsel (acceptable to the Vendor and the Purchaser, acting reasonably) is reasonably likely to result in an order, decision or ruling to enjoin or prohibit the purchase and sale of the Assets contemplated hereby.

7.   CLOSING

7.1  CLOSING DATE

The closing of the purchase and sale contemplated by this Agreement (the "CLOSING") will take place at 10:00 a.m. on the Closing Date at the offices of Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055

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                                       33


West Georgia Street, Vancouver, British Columbia, or such earlier or later date or other place as the parties hereto may agree in writing.

7.2  VENDOR'S AND CANFOR'S CLOSING DOCUMENTS

At the Closing, the Vendor and Canfor will tender:

     (a) certificates of a senior officer of each of Canfor and the general partner of the Vendor directed to the accuracy as of the Closing Date of the respective representations and warranties of Canfor and the Vendor set forth in Section 3 hereof, and the fulfilment at the Closing of the covenants of Canfor and the Vendor set forth in Section 5 hereof, in each case with such changes as are necessary to reflect the ownership and operation of the Assets by the Vendor and not Canfor after the FP Closing, and providing particulars of any inaccuracy or non-performance;

     (b) all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents which are necessary to assign, sell and transfer the Assets to the Purchaser as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably (subject to any retention in trust as contemplated in Section 5.7);

     (c) certified copies of resolutions of the directors of Canfor and resolutions of the directors of the general partner and the partners of the Vendor approving the completion of the transactions contemplated by this Agreement including the sale of the Assets and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by Canfor and the Vendor pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

     (d) the Residual Fibre Supply Agreement duly executed by the Vendor and Howe Sound Pulp and Paper Limited Partnership;

     (e) an opinion of the Vendor's and Canfor's solicitors in a form acceptable to the Purchaser's solicitors, acting reasonably; and

     (f) possession of the Assets, provided that with respect to Books and Records which relate to or are combined with books and records for the Vendor's or Canfor's operations other than the Operation, each of the Vendor and Canfor will use its commercially reasonable best efforts to extract or copy that portion of the Books and Records relating exclusively or primarily to the Operation and deliver possession of such extracts or copies to the Purchaser. The Purchaser will have no right to review or receive any information relating to operations of the Vendor other than the Operation.

7.3  PURCHASER'S CLOSING DOCUMENTS

At the Closing, the Purchaser will tender, or cause to be procured and tendered:

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                                       34


     (a) a certificate of a senior director and officer of the Purchaser directed to the accuracy as of the Closing Date of the representations and warranties of the Purchaser set forth in Section 4 hereof and the fulfilment at the Closing of the covenants of the Purchaser set forth in Section 5 hereof and providing particulars of any inaccuracy or non-performance;

     (b) certified copies of resolutions of the directors of the Purchaser approving the transactions contemplated by this Agreement, including, the purchase of the Assets, and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement; and

     (c) the Residual Fibre Supply Agreement duly executed by the Purchaser and Western Pulp Inc.;

     (d)  the Payment Agreement and the Security duly executed by the Purchaser;

     (e) an opinion of the Purchaser's solicitors in a form acceptable to the Vendor's solicitors, acting reasonably; and

     (f)  payment of the Estimated Inventory Price.

7.4  CLOSING

The Closing will be effected by:

     (a)  the delivery to the Vendor of the items tendered by the Purchaser; and

     (b) the delivery to the Purchaser of all other tendered documents and items.

7.5  WAIVER

The conditions set forth in Section 6.1 of this Agreement are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part at or prior to the Closing and the conditions set forth in Section
6.2 of this Agreement are for the exclusive benefit of the Vendor and may be waived by the Vendor in writing in whole or in part at or prior to the Closing. The acceptance of the certificate referred to in Section 7.2(a) or 7.3(a) and the Closing will not be or construed as a waiver of any of the representations and warranties contained in this Agreement.

7.6  RISK OF LOSS

If, during the Interim Period, all or any material part of the Assets are destroyed or damaged by fire or any other casualty or are expropriated or seized by any Governmental Authority, the Vendor will forthwith notify the Purchaser and the Purchaser may elect, by notice given within four Business Days of the Purchaser receiving notice, to terminate this Agreement and not complete the purchase in which case all obligations of the Purchaser, the Vendor and Canfor (except for the respective obligations under Sections 13.2 and 13.3 which will survive) will terminate immediately upon the Purchaser giving notice as required herein, with no further liability.

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                                       35


7.7  REGISTRATION OF TRANSFER OF LANDS AND COMPLETION OF TRANSACTION

With the exception of the land transfer documents discussed below, all closing documents will be executed and placed into escrow at the offices of the solicitors for the Purchaser at 10:00 a.m. on the Business Day prior to the Closing Date. The closing documents will then be held in escrow until released as provided in this Section. Upon the Purchaser's solicitors confirming that they have received evidence of the registration of the land transfers discussed below and the Vendor's solicitors confirming that they have received evidence of the registration of the Mortgage in respect of the real property to be transferred on the Closing Date, then the closing documents held in escrow pursuant to this Section 7.7 will be delivered at the Closing to the appropriate party, subject to the satisfaction or waiver of any other applicable conditions in this Agreement.

Forthwith upon all closing documents being escrowed, the Purchaser will cause its solicitors to deposit the land transfers for registration in the applicable Land Title Office. The land transfers will be deposited for registration concurrently with the Mortgage. Forthwith upon the Purchaser's solicitors receiving post application searches for the titles to those Lands registered in the Vancouver/New Westminster Land Title Office disclosing nothing other than the following:

     (a)  the existing title numbers to the applicable Lands;

     (b)  Permitted Encumbrances;

     (c)  pending numbers assigned to the applicable land transfers;

     (d) pending numbers assigned to any security documents applicable to any mortgage financing arranged by the Purchaser in connection with the purchase of the Assets;

     (e)  pending numbers assigned to the Mortgage,

the Purchaser will release to the Vendor the items tabled by the Purchaser and the Vendor will release to the Purchaser the remaining items and documents tabled by the Vendor. If registration of such transfers at the Land Title Office as set forth above does not occur on or before the Closing Date then the Vendor may request that the Purchaser forthwith cause its solicitors to execute and deliver to the Vendor all instruments required to re-convey such Lands to the Vendor, all without prejudice to any rights or remedies of the parties under this Agreement. Upon receipt by the Vendor' solicitors of the transfers, the remaining documents held by the solicitors will be redelivered to the relevant maker or makers thereof for cancellation, without in any way impairing the rights and obligations of the parties to one another under this Agreement.

8.   EMPLOYEES

8.1  OBLIGATIONS UNDER COLLECTIVE AGREEMENTS

On the Closing Date:

     (a) the Purchaser will offer employment to all Union Employees effective the Closing Date; and

     (b) the Purchaser acknowledges that, effective from the Closing Date, it is the successor of Canfor as defined, and for the purposes set out, in the Labour Relations Code (British Columbia) and accordingly will assume all obligations and liabilities for post-Closing matters arising from or in respect of events after Closing under and in respect of, and will become bound by, the Collective Agreements (and any future collective agreements) letters and memoranda of understanding, labour relations board obligations and arbitration obligations in respect of Union Employees and the obligations of the Vendor under the IWA Forest Industry Pension Plan, IWA Forest Industry Long-Term Disability Plan and IWA - Forest Industry Health and Welfare Plan ("UNION PLANS") in respect of Union Employees and former unionized employees of the Operation.

The Vendor and Canfor will not be responsible for the obligations and liabilities of the employer under either the Collective Agreements or the Union Plans arising from or in respect of events from and after the Closing Date in respect of the Union Employees, and the Union Plans arising from or in respect of events from and after the Closing Date in respect of former unionized employees of the Operation, and the Purchaser will indemnify and hold harmless the Vendor and Canfor from and against all Damages or Liabilities whatsoever, arising in respect of the foregoing from and after the Closing Date.

8.2  TRANSFERS OF EMPLOYMENT OF NON-UNION EMPLOYEES

On the Closing Date the Purchaser will offer employment to each of the Non-Union Employees, and the Vendor and Canfor, as the case may be, will cooperate with the Purchaser to effect an orderly transition of employment of the Non-Union Employees and in that regard the Vendor or Canfor will give or cause to be given notice to all Non-Union Employees that his or her employment has been terminated effective the Closing Date, other than those Non-Union Employees who on the Closing Date are absent from work and in receipt of benefits under a long term disability plan in which the Vendor or Canfor, as the case may be, participates (the "DELAYED NON-UNION EMPLOYEES"), and simultaneously therewith the Purchaser will offer each such Non-Union Employee continued employment with the Purchaser effective the Closing Date, such notice to provide:

     (a) the same job function as each such employee was performing on the Closing Date without material diminution of job responsibility or authority;

     (b) the same base salary remuneration as each such employee received on the Closing Date (which remuneration has been disclosed to the Purchaser on a confidential basis);

     (c) the pension and non-pension employee benefits that are made available to the other comparable employees of the Purchaser; and

     (d) confirmation that all seniority or length of service rights previously enjoyed by such employee as an employee of the Vendor or Canfor before the Closing Date will be recognized for all purposes.

8.3  REPLACEMENT PENSION PLANS

     (a) The Purchaser agrees to cause all of the Non-Union Employees who commence employment with the Purchaser from and after the Closing Date and who are members of the Canfor Pension Plans accruing a right to pension benefits immediately prior to the Effective Time to become members of the Purchaser's Pension Plan effective as of the Effective Time.

     (b) For each Non-Union Employee who commences employment with the Purchaser from and after the Closing Date who is also a member of Canfor's supplemental pension plan immediately prior to the Effective Time and terminates employment with the Purchaser on or after attaining the age of 55, [redacted].

     (c) The Purchaser shall make such amendments to the Purchaser's Pension Plan in such manner as is necessary to enrol the transferred Non-Union Employees in accordance with paragraph (a) above. Without limitation, the Purchaser's Pension Plan shall recognize for vesting and eligibility purposes all service recognized for such respective purposes under the Canfor Pension Plans.

     (d) The Purchaser shall not assume any of the Canfor Pension Plans, Canfor's supplemental pension plans or liability for accrued benefits or any other liability under or in respect of any of Canfor's Pension Plans or Canfor's supplemental pensions plans.

     (e) Each Non-Union Employee who commences employment with the Purchaser from and after the Closing Date shall:

          (i) become fully vested in all benefits accrued under the Canfor Pension Plans and Canfor supplemental pension plan (if applicable) prior to the Effective Time;

          (ii) cease to participate or accrue further benefits under each such plan after the Effective Time;

          (iii) become a deferred vested participant entitled to receive his or her vested benefits under each such plan in accordance with the terms thereof based on his or her service up to the Effective Time; and

          (iv) become entitled to ongoing indexing of final average earnings under Canfor's Pension Plans,

          and Canfor will make such amendments to the terms of the Canfor Pension Plans and Canfor's supplemental pension plan as are necessary in connection therewith.

8.4  REPLACEMENT EMPLOYEE PLANS.

     (a) The Purchaser will enrol each Non-Union Employee who commences employment with the Purchaser from and after the Closing Date in the non-pension employee benefit plans that are provided to the other comparable employees of the Purchaser (each, a "Purchaser's Plan").

     (b) Effective as of the Effective Time, Non-Union Employees (other than Delayed Non-Union Employees) shall cease participation in Canfor's Employee Plans which are life, health, dental or disability benefit plans.

     (c) Subject to Section 8.5, in the case of a Purchaser's Plan that is a life, health, dental or disability benefit plan, the Purchaser's Plan shall be responsible for all claims based on facts arising after the Effective Time, regardless of when filed or reported. Canfor's life, health, dental and disability Employee Plans shall remain responsible for all claims based on facts arising before the Effective Time, regardless of when filed or reported, subject to claims submission deadlines in Canfor's Employee Plans. The date a claim shall be deemed to have arisen shall be determined as follows:

          (i)  in the case of a death claim, the date of death;

          (ii) in the case of a disability claim or a life insurance premium waiver claim, the date of the first incidence of disability, illness, injury or disease that first qualifies an individual for benefits or to commence a qualifying period of benefits;

          (iii) in the case of extended health care benefits, including dental and medical treatments, the date of treatment or the date of purchase of eligible medical or dental supplies; and

          (iv) in the case of a claim for drug or vision benefits, the date the prescription was filled.

     (d) The Purchaser's Plans that are life, health, dental and disability benefit plans shall:

          (i) recognize the Non-Union Employees' service with Canfor for the purpose of determining eligibility for participation; and

          (ii) not bar or restrict participation of or limit benefits available to such Employees due to pre-existing medical conditions that would have been covered under Canfor's Employee Plans.

8.5  NON-UNION EMPLOYEES ON SHORT TERM DISABILITY OR PARENTAL LEAVE

The Purchaser will assume responsibilities to provide and pay for short term disability or parental leave benefits from and after the Closing Date for each Non-Union Employee who on the Closing Date is in receipt of benefits under the short term disability or parental leave plans in which the Vendor or Canfor, as the case may be, participates until he or she is able to return to work with the Purchaser or the right to such benefits otherwise terminates.

In respect of each Non-Union Employee who on the Closing Date is in receipt of benefits under the short term disability benefits of the Vendor or Canfor and who becomes entitled after the Closing Date to receive benefits under the long term disability plan of the Vendor or Canfor in respect of the disability for which he or she was receiving short term disability benefits on the Closing Date (without returning to active and full time employment with the Purchaser in the interim for at least 180 consecutive days) the Vendor or Canfor, as the case may be, will provide long term disability benefits to such an employee in accordance with the long term disability plan in which the employee participates as at the Closing Date.

8.6  TRANSFER OF EMPLOYMENT OF DELAYED NON-UNION EMPLOYEES

The Vendor, Canfor and the Purchaser will cooperate to effect an orderly transition of employment of the Delayed Non-Union Employees. Effective as of the first Business Day on which a Delayed Non-Union Employee is ineligible to receive further disability benefits in respect of the disability the Delayed Non-Union Employee was subject to on the Closing Date (for reasons other than death or retirement) (such date hereinafter referred to as the Delayed Non-Union Employee's "RESUMPTION DATE"), the Vendor or Canfor (as the case may be) will give or cause to be given notice that his or her employment has been terminated as of the Resumption Date, and simultaneously therewith the Purchaser will offer him or her continued employment with the Purchaser commencing the Resumption Date, such offer to provide:

     (a) the function each such employee exercised prior to disability on the Delayed Non-Union Employee's Resumption Date without material diminution of job responsibility or authority, except if the Delayed Non-Union Employee is not capable of carrying out the job responsibilities or authority which such Delayed Non-Union Employee enjoyed prior to the disability, then the most appropriate function that is in keeping with an employer's duty to accommodate its own employees under the Human Rights Code (British Columbia) (the "EXCEPTION");

     (b) the same remuneration as each such employee received prior to becoming disabled (reasonably adjusted to reflect the inflation which has occurred while the employee was disabled or reasonably adjusted to reflect the new job function in the event of the Exception referred to in sub-Section (a) which remuneration has been disclosed to the Purchaser on a confidential basis);

     (c) the pension and non-pension employee benefits that are made available to other comparable employees of the Purchaser; and

     (d) that all seniority or length of service rights previously enjoyed by such employee as an employee of the Vendor or Canfor on the Delayed Non-Union Employee's Resumption Date will be recognized for all purposes.

In the event the Delayed Non-Union Employee fails to return to work or fails to complete at least 180 consecutive days of active and fulltime employment with the Purchaser before commencement of a later disability due to causes related to the disability for which he or she was receiving disability benefits on the Closing Date, the Vendor or Canfor (as the case may be) will continue to provide long term disability benefits to such Delayed Non-Union Employee in accordance with the long term disability plan in which it participated on the Closing Date and provided he or she is eligible for continued benefits. The provisions of Sections 8.3(a), (b) and (e) and Section 8.4(c) will not apply to Delayed Non-Union Employees except if that Delayed Non-Union Employee accepts employment with the Purchaser on or after the Resumption Date and thereupon the provisions of Sections 8.3(a), (b) and (e) and Section 8.4(c) will apply as and from that date.

8.7  CERTAIN OBLIGATIONS RESPECTING EMPLOYEES

With respect to all Non-Union Employees who accept employment with the Purchaser, the Purchaser will be responsible for and assume and pay all vacation pay, salary, commissions and other like payments which accrue from and after the Closing Date (or in the case of Delayed Non-Union Employees who accept employment with the Purchaser, from and after their Resumption Date) and the Vendor will remain responsible for and will pay all vacation pay, salary, commissions and other like payments which accrue before the Closing Date (or in the case of Delayed Non-Union Employees who accept employment with the Purchaser, before their Resumption Date) and any bonus entitlement those Non-Union Employees may have earned for 2005 (and 2006, if applicable) service to the Vendor or Canfor before the Closing Date pursuant to Canfor's Salary Incentive Plan, which bonus will be paid at the time that such bonus is determined for and paid to all other Canfor employees.

8.8  PURCHASER'S INDEMNITY

After Closing, the Purchaser will indemnify and save the Vendor and Canfor harmless from and against all Damages and Liabilities suffered or incurred by the Vendor or Canfor arising out of or in connection with any post-Closing termination of an Employee by the Purchaser.

8.9  ALLOCATION OF EMPLOYMENT RELATED CLAIMS

The Vendor, not the Purchaser, will be solely responsible for and will indemnify and hold harmless the Purchaser from and against any and all Employee Unpaid Liabilities and any and all Damages for all existing employment claims that have been filed by any employee or former employee of the Operation prior to the Closing Date relating to arbitrations, unfair labour practice charges, employment discrimination charges, wrongful termination claims, workers' compensation claims and any employment-related claim or other claims or charges of or by any Employee or former Employee filed from or after the Closing Date but arising solely as a result of conditions, actions or events or series of actions or events which occurred prior to the Closing Date (in each case, a "Pre-Closing Employment Related Claim"), provided that the Vendor and/or Canfor will have been afforded the rights in respect of the resolution or settlement of such Pre-Closing Employment Related Claim which it would have pursuant to
Section 11.6 if the claim were a "Third Party Claim" and the Vendor or Canfor were a "Respondent" as contemplated by that Section.

9.   RESPONSIBILITY FOR OBLIGATIONS AND LIABILITIES

9.1  ASSUMPTION BY PURCHASER

On the Closing, the Purchaser will assume and be responsible for the observance, performance and payment of all obligations and Liabilities which arise and are to be observed, performed or paid from and after the Effective Time under:

     (a) the Tenures and the Timberlands, including all Taxes, stumpage fees, waste and residue Liabilities, but only in respect of operations conducted under the Tenures and on the Timberlands after the Effective Time, together with Taxes, stumpage, waste and residue liabilities on any Felled and Bucked Logs included in the Assets regardless of when such obligations arose;

     (b)  Taxes applied to the Lands and the Related Land Rights;

     (c) all Forestry Liabilities arising from timber harvesting, road construction and any other operations or activities under the Tenures and on the Timberlands conducted after the Effective Time;

     (d) the Contracts, Material Contracts (other than the Employee Plans), the Leases, the Licence Agreements and Permits but only in respect of events or circumstances occurring from and after the Effective Time; and

     (e) any other obligation specifically agreed to be assumed by the Purchaser in this Agreement,

and the Purchaser will indemnify and save the Vendor and Canfor harmless from and against any Damages or Liabilities whatsoever suffered or incurred by the Vendor or Canfor by reason of the failure of the Purchaser to perform or pay any of the obligations and liabilities referred to in this Section 9.1.

9.2  VENDORS' OBLIGATIONS AND LIABILITIES

Other than as expressly assumed by the Purchaser under Section 9.1, the Purchaser will not assume any Liabilities of the Vendor or of Canfor and the Vendor and Canfor will be and remain responsible for the observance and performance of all obligations and payment of all Liabilities relating to the Assets or the Operation in respect of events or circumstances that arise or occur on or before the Effective Time, including all Employee Unpaid Liabilities, all Liabilities for breaches or contravention of Applicable Laws (other than Environmental Laws) before the Effective Time, all Pre-Closing Forestry Liabilities accruing up to the Effective Time (unless and until assumed by the Purchaser pursuant to Section 2.6), all Liabilities under the Tenures, Contracts, Material Contracts and Permits relating to pre-Closing events or circumstances including stumpage, waste and residue liabilities (except in relation to any Felled and Bucked Logs included in the Assets) and any environmental remediation costs and Liabilities for pre-closing contamination or breaches of Environmental Laws. Subject to and except as already provided in Sections 9.1, 9.3 and 9.4, Canfor and the Vendor will each indemnify and save the Purchaser harmless from and against any Liabilities and Damages suffered or incurred by the Purchaser by reason of any failure of the Vendor or Canfor to perform or satisfy any of the obligations and Liabilities for which the Vendor and Canfor are responsible as contemplated by this Section 9.2, provided that the Vendor and Canfor will only be required to indemnify the Purchaser for environmental remediation costs and Liabilities for pre-closing contamination or breaches of Environmental Laws arising from pre-closing contamination to the extent such costs and liabilities may be claimed by the Purchaser pursuant to Sections 9.3 and 9.4 or, in respect of breaches of representations and warranties in Section 3.8, Section 11.2.

9.3  ENVIRONMENTAL INDEMNITY

Canfor will indemnify and hold harmless the Purchaser from and against all Liabilities and Damages arising or incurred as a result of the pre-Closing existence of Contaminants at, on or under the Environment, subject to the following requirements and limitations:

     (a)  the Purchaser may only make a claim for indemnification under this
          Section 9.3 if the Purchaser has received one or more of the following:

          (1) an Environmental Notice from any Person that claims or seeks recovery of damages (including recovery of remediation costs) or equitable relief or requires investigation, remediation, monitoring, containment or other similar or related action in respect of the Contaminant(s) in the Environment; or

          (2) a written legal opinion from an independent firm of legal counsel (acceptable to Canfor and the Purchaser, acting reasonably) qualified to practice law in British Columbia to the effect that the Purchaser is at risk of being in non-compliance with Environmental Law in effect at the time of the opinion as a result of the presence or existence of the Contaminant(s) in the Environment, which opinion relies on a report prepared by a qualified independent environmental consultant approved by Canfor, acting reasonably and in good faith (for certainty, in the case of the Known Contamination the Parties are currently of the belief, relying upon the conclusions in the Environmental Reports and the Purchaser's own due diligence up to the date of this Agreement, that the mere existence of the Known Contamination does not constitute non-compliance with Environmental Laws as of the date of this of this Agreement);

     (b) the Purchaser will deliver a copy of the Environmental Notice referred to in Section 9.3 (a)(1) to the Vendor and Canfor and, if requested by Canfor or the Vendor, will take action to defend or appeal such Environmental Notice, unless Canfor or the Vendor wish to conduct such matter as contemplated by Section 11.6;

     (c) indemnification of the Purchaser hereunder extends only to costs and expenses reasonably necessary to comply with or defend against the Environmental Notice or to comply with Environmental Laws, including reasonable legal and other professional costs and any fines or other Damages payable, and in respect of remediation costs only for remediation to the standards applicable under Environmental Laws for industrial land use with respect to remediation of soils, for aquatic life water use with respect to remediation of surface water and ground water and for sediment use as determined by the appropriate Governmental Authority with respect to remediation of sediments, in each case in accordance with the Environmental Management Act (British Columbia) and the Contaminated Sites Regulation and, in respect of federal land, if applicable, the standards, guidelines and criteria published by the Canadian Council of Ministers of Environment;

     (d) no claim may be made by the Purchaser to the extent such claim is a result of a change of use of the subject property from industrial land use or to redevelop the site (including sub-division or consolidation);

     (e) a claim for indemnification in respect of Known Contamination may, subject to subsection (h), be made at any time after Closing and for any amount, but any other claim for indemnification under this section
          9.3 must be made within 5 years of the Closing and the Purchaser will not be indemnified for the first $100,000 of Liabilities or Damages in aggregate arising in respect of such other claims;

     (f) a claim must be made in writing to Canfor including particulars of the claim;

     (g) the Purchaser will provide reasonable access to Canfor for testing, monitoring and site remediation activities on the Purchaser's Lands, Leased Property, the lands subject to the Tenures or the Timberlands (or any other areas to which an indemnity claim by the Purchaser relates) and will cooperate with Governmental Authorities as may be reasonably requested by Canfor from time to time; and

     (h) the Purchaser may assign the indemnity from Canfor herein to a purchaser of Tree Farm Licence 37 or the applicable Lands with the consent of Canfor, which consent will not be unreasonably withheld, provided that the intended assignee agrees to be bound by and fulfill the Purchaser's obligations in this section 9.3 and agrees that any claim made by the assignee against Canfor in respect of the Known Contamination must be made within 5 years of the date of the assignment and in respect of any other claims for indemnification under this Section 9.3 must be made within 5 years of Closing, after which, in each case, such indemnities shall be of no further force or effect.

9.4  REMEDIATION OF KNOWN CONTAMINATION

At any time after Closing, before or after a claim is made under Section 9.3, Canfor may enter the Lands to investigate and remediate the Known Contamination provided it does not unduly interfere with the Purchaser's normal business operations. At least 60 days prior to entering the Lands, Canfor will notify the Purchaser of its intention to remediate the Known Contamination and will provide the Purchaser with its proposed remediation plan including a schedule of the proposed work and will take into consideration all reasonable requests made by the Purchaser in connection with the proposed work. Canfor will be released and discharged from further liability under Section 9.3 for the Known Contamination if it provides the Purchaser with evidence of completion of remediation of the Known Contamination in the form of a report from an independent professional environmental consultant jointly selected by Canfor and the Purchaser, acting reasonably and in good faith, confirming that the Known Contamination has been remediated to the applicable numerical standards under Environmental Laws for the industrial use of the applicable lands and the applicable use of the water thereat, or to applicable risk based standards, provided that if risk based standards are selected then Canfor will, in addition to such report, obtain a certificate of compliance issued under section 53 of the Environmental Management Act (British Columbia) (or equivalent at the applicable time) and Canfor will be responsible for and pay all costs in connection with the fulfillment of any conditions included in the certificate of compliance, including any on-going site monitoring, remediation works, financial security and other capital or operational expenses required as a result of the approved risk based remediation plan, and any restrictive covenant required to be registered against title to the Purchaser's land is acceptable to the Purchaser, acting reasonably.

9.5  PAYMENT OF TAXES ON SALE AND TRANSFER

The Purchaser will be responsible for and will pay when due any Taxes, including any land transfer taxes, sales taxes, excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendor), and any registration fees, payable in respect of the sale and transfer of the Assets from the Vendor to the Purchaser. The Vendor will be responsible for all Taxes payable in connection with the transfer of the Assets from Canfor to the Vendor, if any.

9.6  ADJUSTMENTS

Except as assumed by the Purchaser pursuant to the terms of this Agreement, the Vendor or Canfor will be responsible for and will pay all expenses, costs and liabilities accruing up to and including the Effective Time in respect of the Assets.

10.  POST-CLOSING EVENTS

10.1 EXCISE TAX ELECTION

The Purchaser and the Vendor will elect jointly under s. 167(1) of the Excise Tax Act (Canada), in the form prescribed for the purpose of that subsection, in respect of the sale and transfer of the Assets hereunder, and the Purchaser will file such election not later than the deadline for filing its GST return for its reporting period that includes the Closing Date.

10.2 POST-CLOSING NOTIFICATION

Upon completion of the Closing, the Purchaser and the Vendor will confirm the completion in writing to the Minister of Forests of British Columbia within twenty-one days after the completion as required by section 54.2 of the Forest Act (British Columbia).

10.3 ACCESS TO BOOKS AND RECORDS BY THE VENDOR

For a period of seven years from the Closing Date or longer if required by Applicable Law, the Purchaser will retain and take reasonable care to maintain, protect and safeguard the Books and Records for the period prior to the Closing Date, but the Purchaser will not be responsible or liable to the Vendor or Canfor for any accidental loss, destruction or damage of or to any such Books and Records. So long as such Books and Records are retained by the Purchaser pursuant to this Agreement, the Vendor and Canfor will have the reasonable right to inspect and make copies (at their own expense) of them during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser. The Purchaser will have the right to have its representatives present during any such inspection.

The Vendor and Canfor will not use any of the Books and Records for any purpose other than to deal with matters that arose or relate to the period during which the Vendor or Canfor owned and operated the Business and the Vendor and Canfor will not provide copies of the Books and Records to any Person (other than to their own lawyers and accountants) except as required by law or Legal Proceedings.

10.4 ACCESS TO BOOKS AND RECORDS BY THE PURCHASER

For a period of seven years from the Closing Date or longer if required by Applicable Law, the Vendor and Canfor will retain and take reasonable care to maintain, protect and safeguard all original accounting books and records other than the Books and Records for the period prior to the Closing Date, but the Vendor and Canfor will not be responsible or liable to the Purchaser for any accidental loss, destruction or damage of or to any such books and records. So long as such books and records are retained by the Vendor and Canfor pursuant to this Agreement, the Purchaser will have the reasonable right to inspect and make copies (at its own expense) of them during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Vendor or Canfor. The Vendor and Canfor will have the right to have their representatives present during any such inspection.

10.5 BILL 28 COMPENSATION

The Purchaser will pay to the Vendor, as a Purchase Price adjustment and promptly upon receipt, the amount of any compensation received from the Province of British Columbia after the Closing Date, net of any tax payable by the Purchaser in respect of such compensation, for improvements taken by the Province pursuant to Section 6(4) of the Forestry Revitalization Act (including for any amount received in respect of any "Bill 28 Excluded Assets" as specified on that Schedule) on the portion of the Tenures identified on Schedule 10.5 as the "BCTS Take Back" area, and the Vendor will indemnify and hold harmless the Purchaser from and against any Liabilities to the Province or other Persons related to or associated with any such improvements.

The Vendor and Canfor will pay to the Purchaser, as a Purchase Price adjustment and promptly upon receipt, the amount of any compensation received by either of them from the Province of British Columbia, net of any tax payable by the Vendor or Canfor in respect of such compensation, for improvements taken by the Province under Section 6(4) of the Forestry Revitalization Act (including for any amount received in respect of any "Bill 28 Excluded Assets" as specified on that Schedule) on the portion of the Tenures identified on Schedule 10.5 as the "Non-BCTS Take Back" area, whether received before or after the Closing, and the Purchaser will indemnify and hold harmless the Vendor and Canfor from and against any Liabilities to the Province or other Persons related to or associated with any such improvements except to the extent that the Purchaser has been indemnified in respect of such Liabilities by the Vendor or Canfor hereunder (including in respect of road deactivation Liabilities for which the Purchaser has been indemnified by Canfor under section 2.6(a), to the extent such indemnity remains in force).

The Purchaser agrees that it will enter into an agreement on the Closing Date, in form and substance satisfactory to the Purchaser, acting reasonably, pursuant to which the Purchaser will agree to provide such customary information, rights of access and other cooperation as may be reasonably required by the Ministry of Forests in connection with the reduction from Tree Farm Licence No. 37 of the "BCTS Takeback" area referred to above, the transfer of such licence to the Purchaser (to the extent it pertains to the "BCTS Takeback" area), Canfor's obligations in connection with Forestry Liabilities in respect of that area and Canfor's existing contractual obligations to the Province in relation to such reduction (the "Takeback Agreement").

10.6 SEED ORCHARD ARRANGEMENTS

All right, title and interest of Canfor in the Purchased Seed Stock including Seed Stock Rights associated therewith will be assigned and sold to the Purchaser effective on Closing.

For a period of three years after the Closing, Canfor will retain and continue to operate and maintain the Seed Orchard in the manner consistent with past practice and will during this time provide to the Purchaser and its contractors all reasonably necessary access during normal business hours to the Seed Orchard and other assistance required for the purpose of extracting the Purchased Seed Stock including by removal of Seed Stock as selected by the Purchaser and the removal of sufficient supplies of Seed

Stock as required (in the Purchaser's discretion, acting reasonably) to support post-closing Forestry Liabilities under the Tenures. The Purchaser will provide reasonable advance notice of its arrival and its requirements for this work and will endeavour to minimize any disruption to the day to day operation of the Seed Orchard. If at the end of three years after the Closing Canfor has not yet commenced a sale or re-development of all or a portion of the Seed Orchard and the Purchaser requires additional time to complete the successful transfer of a sufficient quantity of Seed Stock to its seed orchard on Vancouver Island, then Canfor will not unreasonably withhold its consent to allow the Purchaser to extend its access to the Seed Orchard for a further year (or, if circumstances permit, a longer period) to complete the transfer of the Seed Stock to the Purchaser's seed orchard as contemplated by this section. In any sale of the Seed Orchard within 3 years of the Closing Canfor will require the purchaser of the Seed Orchard to covenant with the Purchaser to comply with Canfor covenants made hereunder.

The Purchaser will indemnify and hold harmless Canfor for any and all Liabilities or Damages suffered or incurred by Canfor in connection with the exercise by the Purchaser of its rights under this Section 10.6.

11.  INDEMNIFICATION

11.1 RELIANCE

The Parties acknowledge and agree that each of them has entered into this Agreement relying on the representations, warranties, covenants and agreements of the other and the other terms and conditions of this Agreement.

11.2 INDEMNIFICATION

In addition to the indemnity provided by the Vendor and Canfor in Sections 8.9, 9.2, 9.3 and 13.2 of this Agreement, Canfor will indemnify and save harmless each of the Purchaser, and its shareholders, current and former directors, officers, employees and Affiliates (collectively the "PURCHASER'S INDEMNIFIED PERSONS") from and against any and all Damages incurred or suffered by the Purchaser's Indemnified Persons by reason of, resulting from, in connection with, or arising in any manner whatsoever out of the breach of any warranty or covenant or the inaccuracy of any representation of the Vendor or of Canfor contained or referred to in this Agreement.

11.3 PURCHASER'S INDEMNIFICATION

In addition to the indemnity provided by the Purchaser in Sections 8.8, 9.1 and
13.2 of this Agreement, the Purchaser will indemnify and save harmless each of the Vendor and Canfor and their respective shareholders and partners, current and former directors, officers, employees and Affiliates (collectively the "VENDOR'S INDEMNIFIED PERSONS") from and against any and all Damages incurred or suffered by the Vendor's Indemnified Persons by reason of, resulting from, in connection with, or arising in any manner whatsoever out of the breach of any warranty or covenant or the inaccuracy of any representation of the Purchaser contained or referred to in this Agreement.

11.4 TIME LIMITATION

Any claim made by the Purchaser against the Vendor or Canfor or either of them, or by the Vendor or Canfor against the Purchaser, for indemnification arising out of a breach or inaccuracy of a representation or warranty of a Party in Sections 3 or 4 must be in writing and made:

     (a) within 2 years from the Closing Date, other than claims based on a breach of any representation or warranty set out in Sections 3.2(c), 3.4(b) or fraud;

     (b) within 2 years of the Closing Date and thereafter at any time within 60 days of knowledge of such claims coming to the attention of the Purchaser, with respect to claims based on a breach of any representation or warranty set out in Section 3.4(b) or fraud; and

     (c) within a period commencing on the Closing Date and ending on a date which is 60 days after the date on which the last applicable limitation period under any Applicable Law relating to Tax matters expires with respect to any taxation year that is relevant in determining any liability with respect to Tax matters for claims based on a breach of any representation or warranty set out in Section 3.2(c);

and if not made within the time prescribed above will thereafter be barred. For greater certainty, this time limitation does not apply to claims made for indemnification under Sections 9.1, 9.2 and 9.3.

11.5 AMOUNT LIMITATION

Notwithstanding any inaccuracy or incorrectness of any provision in this Agreement, no claim for indemnification, damages or other relief will be valid against the Vendor or Canfor except in accordance with and subject to the following:

     (a)  the amount of the Damages will be on a net after-tax basis;

     (b) no claim may be made against the Vendor or Canfor for breach of representation or warranty in Section 3 for any single item of Damage incurred or payable which is less than $100,000;

     (c) no claim may be made against the Vendor or Canfor for breach of representation and warranty in Section 3 unless the aggregate of all claims made against the Vendor and Canfor under this Agreement exceeds $500,000; and

     (d) the aggregate of all claims against the Vendor or Canfor based on a breach of the representations and warranties set out in Section 3 or the covenants of the Vendor and Canfor set out in this Agreement may not exceed the Purchase Price.

11.6 NOTICE AND CONDUCT OF CLAIM

If a claim is made against a Purchaser's Indemnified Person or a Vendor's Indemnified Person (each an "Indemnified Person") as a result of which a Party (the "Claimant") wishes to assert a claim against one or more of the other Parties (each, a "Respondent") by virtue of Section 11.2 or 11.3 (including, for certainty, the sections referred to therein), the Claimant will as soon as practicable notify the Respondent thereof (together with the factual basis for and the estimated amount of the claim) and whether the claim originates from the Claimant (an "Original Claim") or a third party (a "Third Party Claim").

Any claim for indemnification by any Party pursuant to this Article 11 shall only be made in accordance with the procedures set out in Schedule 11.6.

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                                       48


11.7 SUBROGATION

In the event that an indemnified Party has a right of recovery against any third party with respect to any third party claim in connection with which a payment is made to such indemnified Party by an indemnifying Party, then:

     (a) such indemnifying Party will, to the extent of such payment, be subrogated to all of the rights of recovery of such indemnified Party against such third party with respect to such claim; and

     (b) such indemnified Party will execute all documents reasonably required and take all action necessary to secure such rights, including the execution of such documents as are reasonably necessary to enable such indemnifying Party to bring suit to enforce such rights.

11.8 RIGHT TO ACTION

Any claim by the Purchaser against the Vendor or Canfor or by the Vendor or Canfor against the Purchaser with respect to any matter arising out of or relating to this Agreement and the transactions contemplated herein including any incorrectness in, breach of or default under any representation, warranty or covenant will only be made pursuant to and subject to the provisions of this
Section 11.

12.  TERMINATION

12.1 TERMINATION WITHOUT NOTICE

This Agreement may be terminated by any Party upon notice to the other Parties if the Closing has not taken place by June 15, 2006.

12.2 TERMINATION BY PURCHASER

If any of the conditions set forth in Section 6.1 have not been fulfilled or waived at or before the Closing on the Closing Date, the Purchaser may terminate this Agreement by notice in writing to the Vendor and Canfor whereupon the Purchaser will be released from all obligations except for its obligations under Sections 13.2 and 13.3 which will survive. The Vendor and Canfor will only be released from their respective obligations if the condition or conditions for the non-performance of which the Purchaser has terminated this Agreement are not reasonably capable of being performed or caused to be performed by the Vendor or Canfor, and will remain bound by their obligations under Sections 13.2 and 13.3 which will survive.

12.3 TERMINATION BY CANFOR AND VENDOR

If any of the conditions set forth in Section 6.2 have not been fulfilled or waived at or before the Closing, the Vendor or Canfor may terminate this Agreement by notice in writing to the Purchaser whereupon the Vendor and Canfor will be released from all obligations hereunder except for their obligations under Sections 13.2 and 13.3 which will survive. The Purchaser will only be released from its obligations if the condition or conditions for the non-performance of which the Vendor has terminated this Agreement are not reasonably capable of being performed or caused to be performed by the Purchaser and will remain bound by its obligations under Sections 13.2 and 13.3 which will survive.

12.4 EFFECT OF WAIVER

A waiver by either the Purchaser or the Vendor or Canfor of any one or more of the conditions referred to in Section 12.2 or Section 12.3 will be without prejudice to its right to terminate in respect of any other non-fulfillment of any other of the conditions.

13.  GENERAL

13.1 SURVIVAL OF REPRESENTATIONS

The representations, warranties, covenants and agreements of the Vendor and Canfor contained in this Agreement will survive the Closing and, subject to
Section 11, remain in full force and effect notwithstanding any waiver by the Purchaser unless such waiver was made after notice in writing by the Vendor to the Purchaser setting forth the breach.

13.2 COMMISSIONS, LEGAL FEES

Each of the Parties will bear the fees and disbursements of the respective lawyers, accountants and consultants engaged by them in connection with this Agreement. The Vendor and Canfor will indemnify the Purchaser from and against all Damages suffered or incurred by the Purchaser with respect to any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Vendor or Canfor. The Purchaser will indemnify the Vendor and Canfor from and against all Damages suffered or incurred by the Vendor or Canfor with respect to any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Purchaser.

13.3 PUBLIC ANNOUNCEMENTS AND POST CLOSING CONFIDENTIALITY

The Parties will consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated herein and no Party will issue any press release or make any public announcement without the prior consent of the others except to the extent required by Applicable Law. After the Closing, and subject to Applicable Laws, the Vendor and Canfor will keep confidential all information in their possession or under their control relating to the Assets unless such information is or becomes generally available to the public other than as a result of a disclosure by the Vendor or Canfor in violation of this Agreement.

13.4 ASSIGNMENT

No Party will assign this Agreement, or any part of this Agreement, without the consent of the other Parties, which consent may not be unreasonably withheld or delayed. Any purported assignment without the required consent is not binding or enforceable against any Party.

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                                       50


13.5 ENUREMENT

This Agreement enures to the benefit of and binds the Parties and their respective successors, and permitted assigns.

13.6 NOTICES

Each notice to a Party must be given in writing. A notice may be given by delivery to an individual or by fax, and will be validly given if delivered on a Business Day to an individual at the following address, or, if transmitted on a Business Day by fax addressed to the following Party:

     (a)  If to Purchaser at:

          Western Forest Products Inc.   with a copy to:
          3rd Floor, 435 Trunk Road
          Duncan, British Columbia       Bull, Housser & Tupper LLP
          V9L 2P9                        3000 Royal Centre
                                         1055 West Georgia Street

          Attention: President           Vancouver, British Columbia
          Fax No.: ___________           Canada, V6E 3R3

                                         Attention: William S. Garton
                                         Fax: 604.641.4949

     (b)  If to Vendor or Canfor at:

          Suite 100                  with a copy to:               With a copy to:
          1700 West 75th Ave.
          Vancouver, BC              Lawson Lundell LLP            Davis & Company LLP
          V6P 6G2                    Suite 1600, Cathedral Place   Suite 2800 Park Place
                                     525 W. Georgia Street         666 Burrard Street
                                     Vancouver, BC                 Vancouver, BC
                                     V6C 3L2                       V6C 2Z7

          Attention: David M.        Attention: David Allard       Attention: Don Bell
          Calabrigo                  Fax: 604-669-1620             Fax: 604 687-1612
          Vice President Corporate
          Development, General
          Counsel, and Corporate
          Secretary
          Fax No. (604) 661-5435

or to such other address as is specified by the particular party by notice to the other. Any Notice:

     (c) if validly delivered, will be deemed to have been given when delivered;

     (d) if validly transmitted by fax before 3:00 p.m. (local time at the place of receipt) on a Business Day, will be deemed to have been given on that Business Day, and

     (e) if validly transmitted by fax after 3:00 p.m. (local time at the place of receipt) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

13.7 WAIVERS

No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the Parties. No failure to exercise, and no delay in exercising, any right or remedy under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision or of any similar provision.

13.8 FURTHER ASSURANCES

Before and after the Closing Date, each Party will execute and deliver promptly at the other Party's expense and request all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

13.9 REMEDIES CUMULATIVE

The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

13.10 THIRD PARTY BENEFICIARIES

The Parties intend that this Agreement will not benefit or create any right or cause of action in, or on behalf of, any other Person and no other Person, will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Vendor and/or Canfor, as the case may be, is and will be deemed to be acting as agent or trustee on behalf of and for the benefit of each of the Vendor's Indemnified Persons and the Purchaser is and will be deemed to be acting as agent or trustee on behalf of and for the benefit of each of the Purchaser's Indemnified Persons.

13.11 LIMITATION WITH RESPECT TO THE VENDOR

Except to the extent expressly provided hereunder with respect to Canfor (in its own right and not in its capacity as a limited partner of the Vendor), the obligations of the Vendor hereunder shall not be binding upon nor shall resort hereunder be had to the property of the limited partners of the Vendor but shall only be binding upon and resort shall only be had to the property and assets of the Vendor and its general partner.

13.12 AMENDMENTS

Except as permitted for certain waivers in Section 13.7, no amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a party to this Agreement at the time of the amendment, supplement, restatement or termination.

13.13 SUBMISSION TO JURISDICTION

Subject to Section 13.14, each of the Parties irrevocably submits to the exclusive jurisdiction of the courts of British Columbia in any Legal Proceedings arising out of this Agreement and each party to this Agreement waives, and will not assert by way of motion, as a defence, or otherwise, in any such Legal Proceeding, any claim that:

     (a) that Party is not subject to the jurisdiction of the courts of British Columbia;

     (b)  the Legal Proceeding is brought in an inconvenient forum;

     (c)  the venue of the Legal Proceeding is improper; or

     (d) any subject matter of the Legal Proceeding may not be enforced in or by the courts of British Columbia.

In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Legal Proceeding, no party to this Agreement will seek any review with respect to the merits of any Legal Proceeding, whether or not that party appears in or defends the Legal Proceeding.

13.14 ARBITRATION

If there is a dispute or other failure to agree arising out of or in connection with this Agreement, a Party may give notice to the other Party requiring that the dispute or issue be referred to the chief executive officers of each Party. When this notice is given, each Party will cause its respective chief executive officer to promptly begin discussions with each other with a view to settling the dispute or issue. A unanimous decision of the chief executive officers which is communicated by notice from them to the Parties will be binding on the Parties. If the chief executive officers do not communicate a unanimous decision by notice within 15 days after the date of the Notice referring the matter to them, then the dispute or issue may be referred by a Party to mediation and if not resolved by mediation within [30] days of commencement of mediation will be submitted to arbitration under the Commercial Arbitration Act (British Columbia). The award of the arbitrator will be final and binding on the parties.

13.15 ENTIRE AGREEMENT

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise.

13.16 DELIVERY BY FAX

Any Party may deliver an executed copy of this Agreement by fax but that Party will immediately dispatch by delivery in person to the other Parties an originally executed copy of this Agreement.

13.17 COUNTERPARTS

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all Parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

COASTAL FIBRE LIMITED PARTNERSHIP by its general partner COASTAL FIBRE PARTNER LTD.


Per: /s/ David Calabrigo
     --------------------------------
     Authorized Signatory


Per: /s/ Don Bell
     --------------------------------
     Authorized Signatory


WESTERN FOREST PRODUCTS INC.            CANADIAN FOREST PRODUCTS LTD.


Per: /s/ R. Hert                        Per: /s/ David Calabrigo
     --------------------------------        -----------------------------------
     Authorized Signatory                    Authorized Signatory

                                    SCHEDULES

                                       TO

                            ASSET PURCHASE AGREEMENT

                             DATED DECEMBER 15, 2005

                                     BETWEEN

                          WESTERN FOREST PRODUCTS INC.

                                  AS PURCHASER

                                       AND

                        COASTAL FIBRE LIMITED PARTNERSHIP

                                    AS VENDOR

                                       AND

                          CANADIAN FOREST PRODUCTS LTD.

                                 SCHEDULE 1.1(T)

                              COLLECTIVE AGREEMENTS

1. Coast Master Agreement with the Industrial, Wood and Allied Workers of Canada, Local 2121

2. Local Agreements, Letters of Understanding, Memoranda of Understanding and other Agreements with the Union outside of the Collective Agreement, as shown on the following table:

TYPE OF AGREEMENT (*all
  Internal Memorandums
  referred to as Local
      Agreements)               DATE                         SUBJECT                    REFERENCE NO.
-----------------------         ----                         -------                    -------------
Letter of Understanding                     Article XXI Leave of Absence - Section 4:     01-1998-05
                                            Compassionate Leave (training at another
                                            company)

Memorandum of Agreement   August 21, 2003   Resolution of local issues for 2003
- Protocol Agreement/
Local Issues 2003
Negotiation with
attached appendices and
letter dated May 9,
2003

Seniority Clarification   August 26, 1996   Calculation of seniority
Agreement

Letter of Understanding   June 11, 1985     Seniority retention

Letter of Understanding   November 1,       Layoff of probationary employees
                          1972

Local Agreement           July 2, 1980      Employees returning from medical leave of
                                            absence

Letter of Understanding   February 18,      Seniority for company fallers v. contract      1347-10
                          1998              fallers

Local Agreement with      November 16,      Overtime and first aid overtime selection
attached letters to B.    1987
Freer (1 undated and 1
dated October 20, 2003)

Local Agreement           November 28,      First aid coverage
                          1996

Letter of Understanding   March 27, 1996    Level 1 First Aid coverage

TYPE OF AGREEMENT (*all
  Internal Memorandums
  referred to as Local
      Agreements)               DATE                         SUBJECT                    REFERENCE NO.
-----------------------         ----                         -------                    -------------
Letter of Understanding   April 6, 1989     Survival First Aid

Letter of Understanding   May 23, 1975      Payment of Point 7 and related overtime
(with attached letter                       to equipment operator
dated May 5, 1975)

Letter of Understanding   November 24,      Shift Differential
                          1997

Letter of Understanding   July 2, 1985      Nimpkish Car Shop

Letter of Understanding   July 21, 1987     Point 6 for chokerman's rate in lieu of
(with attached letter                       hot meal
dated July 14, 1987)

Letter of Understanding   November 12,      Application and Clarification for
                          1965              adjustment of grievances

Memorandum of             May 1954          Definition of Chargehand
Understanding

Local Agreement           October 28,       Travel time
                          1982

Letter of Understanding   April 8, 1976     Notification of availability for work
                                            during reduction of forces

Letter of Understanding   June 21, 1985     Leave of absence

Memorandum of Agreement   July 24, 1985     Right of reference agreement on statutory
                                            holidays

Memorandum of Agreement   December 17,      First aid (Four and Four shift schedule)
                          1999

Letter of Understanding   November 9,       New and evolving work - mechanical
                          2001              harvesting and processing

Memorandum of Agreement   May 19, 1999      Alternate shift schedule - grapple yarder
                                            crews

Letter of Understanding   March 25, 1998    New and evolving work - road construction

Letter of Understanding   June 16, 1999     Vacation pay to employees within 14 days
                                            of common vacation cut-off date

TYPE OF AGREEMENT (*all
  Internal Memorandums
  referred to as Local
      Agreements)               DATE                         SUBJECT                    REFERENCE NO.
-----------------------         ----                         -------                    -------------
Letter of Understanding   May 18, 1999      Preferential hiring

Memorandum of Agreement   February 11,      Landingman/railhaul category
                          1985

Letter of Understanding   April 1, 1996     Rail lubricator maintainer

Memorandum of Agreement   May 6, 1999       Contract falling Article XXV -
                                            contractors and subcontractors

Memorandum of Agreement   April 20, 1999    Contract falling
(with attached response
dated April 22, 1999)

Letter of Understanding   May 28, 1997      New and evolving work industry workers

Letter of Understanding   May 11, 1998      Amendment of the Nimpkish Marshalling
(with attached Letter     (signature date)  Point Letter of Understanding dated
of Understanding dated                      October 2, 1990 with attached Appendices
October 2, 1990)                            A and B dated April 5, 1977 and April 18,
                                            1977 respectively

Appendix Letter of                          Positions falling under the new and
Understanding                               evolving work language in the Master
                                            Agreement

Memorandum of Agreement   September 14,     Railway crews - Canadian rail operating
                          1995 (signature   rules
                           date)

Memorandum of Agreement   June 27, 1995     Railroad operators monitoring of radios
                                            during lunch

Letter of Understanding   March 7, 1996     New and evolving work - watershed
                                            restorers position

Memorandum of Agreement   March 7, 1996     New and evolving work - alternate shift
                                            schedule - watershed restorers position

Memorandum of Agreement                     Posting of jobs for employees on weekly
                                            indemnity, long term disability or
                                            workers compensation

 TYPE OF AGREEMENT (*all Internal
 Memorandums referred to as Local
            Agreements)                      DATE                            SUBJECT                    REFERENCE NO.
 --------------------------------            ----                            -------                    -------------
Letter of Understanding              April 23, 1974        Self-propelled railroad crane

Letter of Understanding (with        January 28, 1988      Preferential hiring
attached letter of clarification
dated January 28, 1988)

Letter of Understanding              May 25, 1979          Restriction of applicability of Section 4,
                                                           night logging (Article XIV)

Letter of Understanding                                    Employees who are transferred from a
                                                           department because of reasons of health or
                                                           partial disability

Letter of Understanding              March 28, 1966        Participation of contractor employees at
                                                           safety committee meetings

Letter of Understanding                                    Operational categories

Letter of Understanding              June 27, 1986         Work stoppage at Woss

Letter of Understanding (with        September 23, 1983    Resolution of September 1983 dispute
attached document dated October 7,
1983)

Letter of Understanding              January 23, 1996      Resolution of travel time grievances

Letter of Understanding              April 19, 1985        Payment for crummie drivers

Letter of Understanding              March 22, 1975        Policy for selection of crew bus drivers

Letter of Understanding              March 14, 1968        Meetings of the central committee

Memorandum of Agreement (with        May 8, 1997           Alternate shift schedule road construction
attached appendices)                                       crews

Memorandum of Agreement (with        April 18, 1997        Job training
attached appendices)                 (revision date)

Local Agreement                      November 3, 1981      Combination training jobs - pay rate

Local Agreement                      March 27, 1980        Pay rates for hourly trainees

 TYPE OF AGREEMENT (*all Internal
 Memorandums referred to as Local
            Agreements)                      DATE                            SUBJECT                    REFERENCE NO.
 --------------------------------            ----                            -------                    -------------
Local Agreement (with attached       November 21, 1979     Training program rate of pay
letter dated November 21, 1979)

Memorandum of Agreement              March 6, 1967         Apprenticeship training program for
                                                           heavy-duty mechanics

Letter of Clarification              October 31, 1972      Application of Coast Master Agreement -
                                                           safety equipment

Local Agreement                      November 21, 1980     Tool insurance

Local Agreement                      July 2, 1980          Employees returning from medical leave of
                                                           absence

Local Agreement                      March 10, 1980        Drivers' licences

Letter of Understanding              November 1, 1972      Probationary employees

Local Agreement (with attached       March 11, 1992        D.L.S. utility man - production premium
letter dated January 24, 1992)

Letter of Understanding              July 4, 1981          Duty as a dryland sort landing bucker and
                                                           dryland sort utility man

Memorandum of Agreement              January 27, 1995      Warehouseman/first aid
                                     (effective date)      attendant/weighscale operator

Letter of Understanding              October 30, 1985      Warehouseman - acting official weighscaler
                                                           - dryland sort

Letter of Understanding              May 29, 1987          Applicability of Group 7 rate to platform
                                                           weighscale operator

Letter of Understanding              July 18, 1990         Applicability of Group 10 to rubber tired
                                                           skidder - live boom with grapple

Letter of Understanding              July 18, 1990         Applicability of Group 11 to rock driller
                                                           - tractor, tank or air track

Letter of Understanding              July 18, 1990         Applicability of Group 12 to excavators -
                                                           building grade

 TYPE OF AGREEMENT (*all Internal
 Memorandums referred to as Local
            Agreements)                      DATE                            SUBJECT                    REFERENCE NO.
 --------------------------------            ----                            -------                    -------------
Letter of Understanding              July 18, 1990         Applicability of Group 14 to mobile
                                                           grapple operator/boom mounted triple
                                                           extension

Local Agreement                      December 10, 1980     Landingman rate

Letter of Understanding              December 5, 1980      Landingman/railhaul

Memorandum of Agreement              April 4, 1974         Landing bucker

Letter of Understanding              February 14, 1978     Operational categories for scaler/grader
                                                           trainee and licenced scaler industrial
                                                           grader

Local Agreement                      June 5, 1980          Chargehand premiums

Local Agreement                      November 3, 1981      Combination training jobs - pay raise

Local Agreement                      March 27, 1980        Pay rates for hourly trainees

Local Agreement                      February 9, 1983      Rate of pay - statutory holidays

Letter of Understanding              April 23, 1974        Self-propelled railroad crane

Letter of Understanding              January 20, 1966      Boommen employed at Bundling

Letter of Understanding              August 24, 1993       Long Line yarding systems

Letter of Understanding              January 21/22, 1990   Applicability of Group 6 to
                                                           chokermen/electronic chokers and Group 10
                                                           to rigging slinger - R.W./electronic
                                                           chokers

Letter of Understanding              July 30, 1987         Locomotive diesel mechanic with T.Q.
                                                           qualification

Letter of Understanding              December 9, 1987      Rate revision for rail crews

Letter of Understanding              January 4, 1988       Rate revision for railhaul crews

 TYPE OF AGREEMENT (*all Internal
 Memorandums referred to as Local
            Agreements)                     DATE                           SUBJECT                    REFERENCE NO.
 --------------------------------           ----                           -------                    -------------
Letter of Understanding              November 30, 1987   Rate revision for locomotive engineer,
                                                         railroad dispatcher, head brakeman, second
                                                         brakeman and creation of diesel/electronic
                                                         locomotive mechanic

Letter of Understanding              December 1, 1977

Letter of Understanding              October 12, 1984    Locomotive engineer/multiple units

Letter of Understanding              February 20, 1981   Premium for use of pup trailer

Letter of Understanding              July 17, 1985       Railroad HIAB operator
                                     (signed date)

Letter of Understanding              June 30, 1966       Premium rate for rigging crews while
                                                         working in Burnt Timber

Letter of Agreement                  August 1, 1966      Wage rates timber stand improvement

Local Agreement                      February 24, 1981   Premium for gravel truck driver - pup
                                                         trailer

Letter of Understanding              August 25, 1971     Premium for logtruck drivers when hauling
                                                         pup trailer

Letter of Understanding              March 16, 1970      Head section man and head multi tamper
                                                         machine operator

Letter of Understanding              January 7, 1970     Category of amex truck operator

Letter of Understanding              November 21, 1980   Camp maintenance tradesmen

Letter of Understanding              October 27, 1969    Category of tireman (heavy-duty)

Letter of Understanding              April 8, 1974       Train crews

Local Agreement                      November 14, 1980   Informing local camp committees when
                                                         bringing contractors on site

Letter of Understanding              March 28, 1966      Participation of contractor employees at
                                                         safety committee meetings

 TYPE OF AGREEMENT (*all Internal
 Memorandums referred to as Local
            Agreements)                      DATE                            SUBJECT                  REFERENCE NO.
 --------------------------------            ----                            -------                  -------------
Letter of Understanding              June 11, 1985 (with    Seniority retention/reinstatement for fire
                                     June 19, 1985          suppression work
                                     clarification)

Letter of Understanding              March 20, 1995         Forestry and engineering technician rates
                                     (signed date by IWA)   and conditions with attached job
                                                            descriptions, explanatory notes, and
                                                            must-have lists

Local Agreement                      February 5, 1986       Firefighting rates/escaped/fire with
                                                            attached letter dated March 17, 1988

Local Agreement                      March 10, 1999         Various

                                 SCHEDULE 1.1(W)

                                    CONTRACTS

LICENCE OF OCCUPATION

1. Foreshore Licence of Occupation No. 111468 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

2.   See item 5 on Schedule 1.1 (aaa)

ROAD USE AGREEMENTS

3. Road Use Agreement No. 007 between Weyerhaeuser and Canadian Forest Products Ltd.

4. Road Use Agreement No. 008 between Western Forest Products Limited and Canadian Forest Products Ltd.

5. Road Use Agreement No. 010 between TFL Forest Ltd. and Canadian Forest Products Ltd.

6. Road Use Agreement No. 012 between Weyerhaeuser Company Limited and Canadian Forest Products Ltd.

7. Road Use Agreement No. 013 between B.W. Creative Wood Industries Ltd. and Canadian Forest Products Ltd.

8. Non-Exclusive Road Use Licence between Hidden Cove Lodge and Canadian Forest Products Ltd.

9. Road Use Agreement between Timberwest Forest Corp. and Canadian Forest Products Ltd.

10. Telegraph Cove Road Agreement between Canadian Forest Products Ltd., Timberwest Forest Corp., the Province of British Columbia, the Regional District of Mount Waddington, Telegraph Cove Resorts Ltd., Telegraph Cove Holdings Ltd. and Dockside 29 Owners Corporation

11. Right of Way (Schoen Lake Park) granted to Canadian Forest Products Ltd. from the Ministry of Water, Land and Air Protection

CONTRACTOR AGREEMENTS

12. Road Maintenance & Post Harvesting Contract between Blue Collar Industries Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

13. Log Hauling Contract between Bill Rumbles Trucking Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

14. Mechanical Roadside Brushing Contract between Brandingen Brushing and Canadian Forest Products Ltd. dated January 1, 2004

15. Road Construction Contract between C & E Roadbuilders Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

16. Assignment of Logging Contract between Georgia Forest Products Ltd., Steele Creek Pole Corp. and Canadian Forest Products Ltd. dated February 27, 2004

17. Road Maintenance & Post Harvesting Contract between Cardena Forest Products Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

18. Road Construction Contract between Cardena Forest Products Ltd. and Canadian Forest Products Ltd. dated January 1, 1997

19. Gravel Hauling Contract between Cardena Forest Products Ltd. and Canadian Forest Products Ltd. dated January 1, 1997

20. Road Construction Contract between Cardena Forest Products Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

21. Road Construction Contract between Cochrane Contracting Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

22. Gravel Hauling Contract between Cochrane Contracting Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

23. Englewood Logging Division Contract between Eagle Ridge Falling Ltd. and Canadian Forest Products Ltd. dated 2001

24. Log Hauling Contract between G. Hentze Trucking Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

25. Assignment of Log Hauling Contract between R. Norman Contracting Ltd., G. Hentze trucking Ltd. and Canadian Forest Products Ltd. dated September 2001

26. Contracting and Gravel Hauling Contract between Herb Saunders and Canadian Forest Products Ltd. dated January 1, 2003

27. Englewood Logging Division Contract between Holbrook Dyson Logging Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

28. Road Construction Contract between Holbrook Dyson Logging Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

29. Gravel Hauling Contract between J.R. Brown Contracting Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

30. Road Maintenance & Post Harvesting Contract between J.R. Brown Contracting Ltd and Canadian Forest Products Ltd. dated January 1, 2003

31. Log Hauling Contract between J.G. Kines Projects Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

32. Englewood Logging Division Contract between Lasota Timber-Tech Ltd. and Canadian Forest Products Ltd. dated 2001

33. Englewood Logging Division Contract between LeMare Lake Logging Co. Ltd. and Canadian Forest Products Ltd. dated January 1, 2001 (TFL 37)

34. Englewood Logging Division Contract between LeMare Lake Logging Co. Ltd. and Canadian Forest Products Ltd. dated January 1, 2001 (T0860)

35. Log Hauling Contract between Les Snaith Trucking Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

36. Log Hauling Contract between Nimpkish Logging Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

37. Log Hauling Contract between Pinder Enterprises Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

38. Road Maintenance & Post Harvesting Contract between Rainbird Contracting Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

39. Log Hauling Contract between R.M.B. Trucking Inc. and Canadian Forest Products Ltd. dated January 1, 2001

40. Log Hauling Contract between Road Runner Trucking Ltd. and Canadian Forest Products Ltd. dated January 1, 2001

41. Assignment of Stump-to-Dump Harvesting Contract between LeMare Lake Logging Ltd., Soderman Enterprises Ltd. and Canadian Forest Products Ltd. dated December 31, 2000

42. Road Maintenance & Post Harvesting Contract between W&E Services Ltd. and Canadian Forest Products Ltd. dated January 1, 2003

43.  See also:

     (a)  Collective Agreements - Schedule 1.1 (t);

     (b)  Equipment Leases - Schedule 1.1 (jj);

     (c)  Licence Agreements - Schedule 1.1 (aaa);

     (d)  Leased Property - Schedule 1.1 (ww);

     (e)  Material Contracts - Schedule 3.5 (b); and

     (f)  Property Leases - Schedule 1.1 (ttt);

     all of which are incorporated herein.

                                SCHEDULE 1.1(HH)

                              ENVIRONMENTAL PERMITS

1.   Waste Management Permit PR-9004

2.   Waste Management Permit PE-5291

3.   Waste Management Permit PR-2830

4.   Waste Management Permit PR-05263

5. Canadian Forest Products Ltd. WCB Registration [Note: Not to be assigned to the Purchaser]

                                SCHEDULE 1.1(JJ)

                                EQUIPMENT LEASES

1. Telephone Equipment Lease No. 411175-004 between GE VFS Canada Limited Partnership and Canadian Forest Products Ltd.

2. Radio Lease Agreement No. 43912 between Qualica Financial Group Inc. and Canadian Forest Products Ltd.

3.   Equipment Lease Agreements:

     See attached

4.   Vehicle Leases:

     See attached

5. The Operations uses photocopy equipment and computers pursuant to equipment lease arrangements with Xerox Canada and Dell.

NOTE: CERTAIN AGREEMENTS LISTED IN NO.5 ABOVE ARE NOT EXCLUSIVE TO THE OPERATIONS. THE PARTIES WILL AGREE ON AN APPROPRIATE DIVISION OF THESE AGREEMENTS FOR ASSIGNMENT ON CLOSING.

                              Heavy Mobile (Leased)

COASTAL OPERATIONS

EQUIPMENT SETUP ON SYNERGEN AS OF                09-December-2005
                                                          2:07 PM

ASSET ID   YEAR   MAKE       MODEL     STATUS   SERIAL NO           ASSET DESC
--------   ----   ----       -----     ------   ---------           ----------
EN-0427    2000   CAT        330BL     ACTIVE   6DR04134            LOG LOADER - S/N: 6DR04134 engine: cat 3306 serial:     Leased
                                                                    6nc21973

EN-0428    2001   CAT        345       ACTIVE   0CFM00278           LOG LOADER - CAT345B SN 0CFM00278 engine: cat model     Leased
                                                                    3176 serial: 7zr06093 Hydraulic 4178 hrs, transfer
                                                                    to b/cove Apr26/04 Return to Woss - July 19/04

EN-0429    2001   CAT        345       ACTIVE   0CFM00279           Log Loader/Hoe Chucker - CAT 345B SN 0CFM00279          Leased
                                                                    engine: cat 3176C serial: 7ZR06347 Hydraulic

EN-0431    2004   CAT        330       ACTIVE   0B2L00207           Log Loader CAT 330C SN 0B2L00207 PIN                    Leased
                                                                    CAT0330CCB2L00207 ENGINE CAT MODEL: C-9

EN-0432    2001   CAT        345       ACTIVE   0CFM00280           Log Loader -Dry Land Sort CAT 345 SN 0CFM00280          Leased

EN-0438    2004   CAT        345       ACTIVE   0CFM00283           Log Loader CAT 345B SN 0CFM00283 ENGINE: CAT: 3176      Leased
                                                                    SERIAL: 7ZR07943 Transfered to B.Cove - July 19/04

EN-0448    1986   MADILL     075       ACTIVE   440832              Log Loader - Line - Used Madill 075 SN 90049 Madill     Leased
                                                                    082 Carriage ENGINE: g>m>d> MODEL: 70837000 SERIAL:
                                                                    440832 Leased (Scotia)

EN-0493    2003   RISLEY     TK-1162   ACTIVE   OTKE00199           FELLER BUNCHER - model: TK-1162 Serial: OTKE00199       Leased
                                                                    Pin CATTK116CTKE00199 C/W HF2229 ROROSAW Serial:
                                                                    CV1233 CAT ENGINE MODEL: 3306

EN-0495    2001   CAT                  ACTIVE   04CAM00116          Log Processor - SN 04CAM00116 322C Forest Machine       Leased
                                                                    engine cat: 3126 ser: 55ko9821 Finning - Power by
                                                                    the Hour denarco delimbing head .404 topping saw

EN-0497    2003   CAT                  ACTIVE   0CAM00138           Log Processor - SN 0CAM00138 CAT 322C Power by the      Leased
                                                                    Hour, engine: cat Model: 3126 TA Serial: 55K10857
                                                                    Denharco

EN-0601    2004   WARATAH    626       ACTIVE   234-119             Waratah Head Model 626 SN 234-119 - Installed on Log    Leased
                                                                    Loader-Processor 0429

EN-0933    1980   MADILL     3-450     ACTIVE   22169               YARDER HIGHLEADRUBBER TIRED CARRIER -S/N: 22169         Leased
                                                                    engine Cat Model: 3408 Serial: 28V832 Swapped from
                                                                    0928 Jan/04 4510 hrs.

EN-0945    1984   CYP        7280B     ACTIVE   1430-04-022B        YARDER GRAPPLE CRAWLER - S/N: 1430-04-022B Engine       Leased
                                                                    g.m.d. model: series 60 serial: 06r0571878
                                                                    Leased(Scotia)

EN-0946    1986   CYPRESS    7280B     ACTIVE   1730-06-035B        YARDER GRAPPLE CRAWLER LIGHTPLANT 9319 LEASED - S/N:    Leased
                                                                    1730-06-035 Bengine INSTALLED AT T-MAR G.M.D. SERIES
                                                                    60 serial: 6RE113546 OCT/2003 REBUILD I-Com Radio
                                                                    install Jan 24/03 Serial # 51945 (PJ) Leased(Scotia)

EN-0947    1988   CYP        7280C     ACTIVE   MG681-08-33-048C    YARDER GRAPPLE - S/N: MG681-08-33-048C ENGINE MODEL:    Leased
                                                                    G.M.D. 6063HK33 SERIAL: 06RE113515 Leased (Scotia)

EN-2205    1995   KW         C500B     ACTIVE   INKCL6TX8TR940660   TRUCK LOGGING WOSS-S/N: INKCL6TX8TR940660 cummins       Leased
                                                                    engine: N14 435E serial: 11766229

EN-2209    2004   KENWORTH   T800      ACTIVE   1NKDXBEX74R973679   LOG TRUCK - LEASED SN 1NKDXBEX74R973679 engine cat      Leased
                                                                    model: C-15 serial: MBN24857

EN-2210    2004   KENWORTH   T800      ACTIVE   1NKDXBEX34R973680   LOG TRUCK-LEASED SN 1NKDXBEX34R973680 engine cat        Leased
                                                                    model: C-15 serial: MBN24744

EN-2211    2006   KENWORTH   T800      ACTIVE   1NKDXBEX16R980775   LOG TRUCK - LEASED SN 1NKDXBEX16R980775 TO ARRIVE       Leased
                                                                    LATE MARCH 2005


                                     1 of 2

                              Heavy Mobile (Leased)

ASSET ID   YEAR   MAKE       MODEL     STATUS   SERIAL NO           ASSET DESC
--------   ----   ----       -----     ------   ---------           ----------
EN-2212    2006   KENWORTH   T800      ACTIVE   1NKDXBEX36R980776   LOG TRUCK - LEASED SN 1NKDXBEX36R980776 TO ARRIVE       Leased
                                                                    LATE MARCH 2005

EN-2213    2006   KENWORTH   T800      ACTIVE   1NKDXBEX56R980777   LOG TRUCK - LEASED SN 1NKDXBEX56R980777 TO ARRIVE       Leased
                                                                    LATE MARCH 2005

EN-2344    1996   COL        LT40      ACTIVE   13297               TRAILER LOG 40 TON WOSS - S/N: 13297                    Leased

EN-2349    2003                        ACTIVE   2P9L113114C076223   LOG TRUCK TRAILER S/N2P9L113114C076223 PROFAB WITH      Leased
                                                                    2209

EN-2350    2003                        ACTIVE   2P9L113134C076224   LOG TRUCK TRAILER S/N2P9L113134C076224 PROFAB WITH      Leased
                                                                    2210

EN-2351    2005                        ACTIVE   2P9L113105C076246   LOG TRUCK TRAILER S/N2P9L113105C076246 PROFAB Model     Leased
                                                                    PF30HD-8654 WITH 2211

EN-2352    2005                        ACTIVE   2P9L113125C076247   LOG TRUCK TRAILER S/N2P9L113125C076247 PROFAB Model     Leased
                                                                    PF30HD-8654 WITH 2212

EN-2353    2005                        ACTIVE   2P9L113145C076248   LOG TRUCK TRAILER S/N2P9L113145C076248 PROFAB Model     Leased
                                                                    PF30HD-8654 WITH 2213

EN-2511    1994   GMC        C7H042    ACTIVE   1GDL7H1M3RJ505185   TRUCK CRANE MOD. 175-3 HIABSer.17502214 WOSS-S/N:       Leased
                                                                    1GDL7H1M3RJ505185-HIAB (Sept 2003)

EN-2612    2003   CAT        725       ACTIVE   AFX00327            Articulated Dump Truck SN CAT00725J25JAFX00327 POWER    Leased
                                                                    BY HOUR LEASE ENGINE MODEL: 3176C SERIAL: 3PD00374
                                                                    note - model # needs to change

EN-6119    2003   CAT        14H       ACTIVE   CAT0014HPASE00587   Grader - Road SN. CAT0014HPASE00587 engine cat          Leased
                                                                    model: 3176 serial: 3PD03294 Power by the Hour

EN-6417    1995   CAT        330L      ACTIVE   05YM01803           Excavator-Drill SN05YM01803 Power by the Hour ENGINE    Leased
                                                                    CAT MODEL: 3306 SERIAL 08Z89757

EN-6545    2000   CAT        330B      ACTIVE   06DR04225           EXCAVATOR POWER BY THE HOUR - S/N: 06dr04225;           Leased
                                                                    Engine - 3306 cat Sept.27/05 - transfered to Beaver
                                                                    Cove (debris removal)

EN-6546    2000   CAT        345BL     ACTIVE   OALB00186           EXCAVATOR POWER BY THE HOUR - S/N: OALB00186 engine:    Leased
                                                                    cat 3176 serial: 7zr4678

EN-6547    2005   CAT        330       ACTIVE   CAT0330CAB4N01006   EXCAVATOR POWER BY THE HOUR - S/N: CAT0330CAB4N01006    Leased
                                                                    Model 330C RB ENGINE: MODEL: C-9 SERIAL42F16155
                                                                    ARRANGEMENT: 208-3027 RADIO MR-6543

EN-6548    2005   CAT        330       ACTIVE   CAT0330CLB4N01007   Excavator SN CAT0330CLB4N01007 2005 CAT Model 330C      Leased
                                                                    (PBTH) Engine Model C-9 SN 42F17104 Arrangement
                                                                    208-3027

EN-6549    2001   CAT        M318      ACTIVE   8AL02857            EXCAVATOR HYDRAULIC RUBBER TIRED S/N: 08AL02857,        Leased
                                                                    engine: cat 3116 ser: 4TF67437 Finning Lease power
                                                                    by the hour service 1093 HRS ON ARRIVAL

EN-6614    2003   CAT        980G      ACTIVE   0AWH00960           LOADER FNT END LOG POWER BY THE HOUR - S/N: CAT0980G    Leased
                                                                    PAWH00960

EN-6615    2003   CAT        980G      ACTIVE   CAT0980GCAWH01054   LOADER FNT END LOG SNAWH01054 Power By the Hour         Leased

EN-6616    2004   CAT        980G      ACTIVE   AWH01693            LOADER FNT END LOG SN AWH01693 Power By the Hour to     Leased
                                                                    arrive Sept.24/04

EN-6617    2004   CAT        980G      ACTIVE   AWH01810            LOADER FNT END LOG SN AWH01810 Power By the Hour to     Leased
                                                                    arrive in Sept/04

EN-6630    2003   WAGNER     L120D     ACTIVE   101218              STACKER LOG HYDRAULIC - DUAL WHEEL BEAVER COVE -        Leased
                                                                    S/N: 101218

EN-6943    2000   CAT                  ACTIVE   06WL00495           Railway Hoe CATM320 SN06WL00495 CAT ENGINE MODEL:       Leased
                                                                    3116 SERIAL: 4TF59531 ARRANGEMENT: 118-3599 (NO
                                                                    WARRANTY WITH THIS UNIT)

EN-7202    2004   CAT                  ACTIVE   02FZ00506           SKIDDER SN 02FZ00506 CAT Model 545GS Finning - Power    Leased
                                                                    by the Hour

Total # of Asset ID's = 43             Equipment Listing4


                                     2 of 2

                             Light Vehicles (Leased)

                     REG     PLATE
UNIT#    Division   OWNER   NUMBER   YEAR    MODEL    DRIVE    MAKE    VEHICLE DESCRIPTION     SERIAL NUMBER
-----    --------   -----   ------   ----    -----    -----    ----    -------------------     -------------
 1901   Englewood     GE    5667FR   2002   TK30943    4X4      GMC   SIERRA CRCAB           1GTHK23U92F210992
 1903   Englewood     GE    3115FV   2002   TK30943    4X4      GMC   SIERRA PU              1GTHK23UX2F229471
 1905   Englewood     GE    4322DB   2005   CK25943    4X4    CHEVY   SILVERADO CRCAB        1GCHK23U75F854575
 1906   Englewood     GE    4613GW   2002   TK30943    4X4      GMC   SIERRA CRCAB           1GTHC23U42F230421
 1907   Englewood     GE    3113FV   2002   TK30943    4X4      GMC   SIERRA CRCAB           1GTHK23U02F230113
 1908   Englewood     GE    4321DB   2005   CK25943    4X4    CHEVY   SILVERADO CRCAB        1GCHK23U75F852969
 1909   Englewood     GE    2727HV   2005   CK35943    4X4    CHEVY   SILVERADO CRCAB        1GCJK33U15F864574
 1910   Englewood     GE    2726HV   2005   CK35943    4X4    CHEVY   SILVERADO CRCAB        1GCJK33U15F867457
 1911   Englewood     GE    2741HV   2005   CK35943    4X4    CHEVY   SILVERADO CRCAB        1GCJK33U65F8683O0
 1913   Englewood     GE    9095GH   2003                     CHEVY   CRCAB                  1GCJK33U63F215415
 1914   Englewood     GE    9096GH   2003                     CHEVY   CRCAB                  1GCJK33U63F216421
 1915   Englewood     GE    3452GM   2003                     CHEVY   CRCAB                  1GCJK33U43F219771
 1916   Englewood     GE    3430GM   2003                     CHEVY   CRCAB                  1GCJK33U03F214731
 1917   Englewood     GE    2740HV   2005   CK35943    4X4    CHEVY   SILVERADO CRCAB        1GCJK33U35F868061
 1937   Englewood     GE    8408HC   2004              4X4    CHEVY   SILVERADO CRCAB        1GCHK23UX4F190075
 1938   Englewood     GE    8405HC   2004              4X4    CHEVY   SILVERADO CRCAB        1GCHK23U14F188358
 1999   Englewood     GE    2529ER   2001                      FORD   F250 CREW 4X4 SD       1FTNW21L31EA56401
 2170   Englewood     GE    0121GJ   2003                     CHEVY   AMBULANCE              1GCHK24U63Z232222
 2171   Englewood     GE    0122GJ   2003                     CHEVY   AMBULANCE              1GCHK24UX3Z232322
 2712   Englewood     GE    1568FX   2002   TK20753    4X4      GMC   SIERRA PU              1GTEK19T72Z341123
 2715   Englewood     GE    4879HA   2004              4X4    CHEVY   SILVERADO              2GCEK19V841218105
 2724   Englewood     GE    5620EV   2001   TK25753    4X4      GMC   SIERRA                 1GTHK29U71Z248760
 2726   Englewood     GE    5622EV   2001   TK25753    4X4      GMC   SIERRA                 1GTHK29U91Z248758
 2727   Englewood     GE    8300GM   2001   TK25753    4X4      GMC   SIERRA EXT 4WHDR PU    1GTHK29U41Z247484
 2728   Englewood     GE    5604EV   2001   TK25753    4X4      GMC   SIERRA                 1GTHK29U51Z249342
 2735   Englewood     GE    4309FM   2002   TK20753    4X4      GMC   SIERRA EXT             1GTHK29U32Z243122
 2736   Englewood     GE    6245FP   2002   TK20903    4X4      GMC   SIERRA EXT             1GTHK29U52Z294122
 2737   Englewood     GE    0175HL   2002   TK20903    4X4      GMC   SIERRA EXT             1GTHK29U92Z293443
 2738   Englewood     GE    4311FM   2002   TK20753    4X4      GMC   SIERRA EXT             1GTHK29U12Z243975
 2741   Englewood     GE    5601FR   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK29UX2Z292267
 2742   Englewood     GE    6247FP   2002              4X4      GMC   SIERRA EXT CAB         1GTHK29U42Z292197
 2744   Englewood     GE    6246FP   2002   TK20753    4X4      GMC   SIERRA PU              1GTHK29U22Z291422
 2747   Englewood     GE    9057GG   2003                     CHEVY   SILVERADO              1GCGK29U73Z278436
 2748   Englewood     GE    9056GG   2003                     CHEVY   SILVERADO              1GCGK29U63Z273891
 2750   Englewood     GE    9050HT   2005   CK15753    4X4    CHEVY   SILVERADO              2GCEK19B751182124
 2752   Englewood     GE    4339DB   2005   CK25953    4X4    CHEVY   SILVERADO EXTENDED     1GCHK29UX5E174781
 2753   Englewood     GE    2669HV   2005   CK25953    4X4    CHEVY   SILVERADO EXTENDED     1GCHK29U35E177148
 2755   Englewood     GE    4827JH   2005              4X4    CHEVY   SILVERADO EXTENDED     1GCHK29U35E315223
 2756   Englewood     GE    4826JH   2005              4X4    CHEVY   SILVERADO EXTENDED     1GCHK29U15E315365
 2757   Englewood     GE    4829JH   2005              4X4    CHEVY   SILVERADO EXTENDED     1GCHK29U85E316027
 2758   Englewood     GE    4825JH   2005              4X4    CHEVY   SILVERADO EXTENDED     1GCHK29U95E314531
 2759   Englewood     GE    4837JH   2005              4X4    CHEVY   SILVERADO EXTENDED     1GCHK29U55E315742
 2760   Englewood     GE    9647FP   2002              4X4     FORD   SD F250 EXTENDED CAB   1FTNX21L52EC47333
 2780   Englewood     GE    8350HC   2004              4X4    CHEVY   EXT CAB PU             1GCHK29U94E236265
 2781   Englewood     GE    8356HC   2004              4X4    CHEVY   EXT CAB PU             1GCHK29U04E236798
 2782   Englewood     GE    8353HC   2004              4X4    CHEVY   EXT CAB PU             1GCHK29U64E236370
 2812   Englewood     GE    8355HC   2004              4X4    CHEVY   REG CAB PU             1GCHK24UX4E234273
 2815   Englewood     GE    7829EY   2001   TK25903    4X4      GMC   SIERRA REG 4WHDR PU    1GTHK24UX1Z247786
 2816   Englewood     GE    7842EY   2001   TK25903    4X4      GMC   SIERRA REG 4WHDR PU    1GTHK24UX1Z252759
 2817   Englewood     GE    7841EY   2001   TK25903    4X4      GMC   SIERRA REG 4WHDR PU    1GTHK24U81Z249391
 2818   Englewood     GE    1566FX   2002   TK20903    4X2      GMC   SIERRA PU              1GTGC24U72Z340016
 2819   Englewood     GE    7843EY   2001   TK25903    4X4      GMC   SIERRA REG 4WHDR PU    1GTHK24U71Z250614
 2820   Englewood     GE    5619EV   2001   TK25903             GMC   SIERRA REG 4WHDR PU    1GTHK24U91Z249724
 2821   Englewood     GE    7840EY   2001   TK25903             GMC   SIERRA REG 4WHDR PU    1GTHK24U61Z247915
 2822   Englewood     GE    4607EM   2001   TK25903             GMC   SIERRA                 1GTHK24U61Z247719
 2823   Englewood     GE    7845EY   2001   TC25903             GMC   SIERRA                 1GTHC24U81Z249873
 2824   Englewood     GE    7844EY   2001   TC25903             GMC   SIERRA                 1GTHC24U81Z246696
 2825   Englewood     GE    1563FX   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK24U82E299362
 2826   Englewood     GE    1557FX   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK24U22E300344
 2827   Englewood     GE    1564FX   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK24U42E299049
 2828   Englewood     GE    1562FX   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK24U32E298135
 2829   Englewood     GE    1567FX   2002   TK20903    4X2      GMC   SIERRA PU              1GTHC24U12E298700
 2830   Englewood     GE    1561FX   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK24U52E299786
 2831   Englewood     GE    1565FX   2002   TK20903    4X4      GMC   SIERRA PU              1GTHK24U52E299626
 2833   Englewood     GE    9055GG   2003                     CHEVY   SILVERADO              1GCHK24U13E277916


                                     1 of 2

                             Light Vehicles (Leased)

                     REG     PLATE
UNIT#    Division   OWNER   NUMBER   YEAR    MODEL     DRIVE     MAKE    VEHICLE DESCRIPTION     SERIAL NUMBER
-----    --------   -----   ------   ----   -------    -----    -----    -------------------     -------------
 2834   Engtewood     GE    2668HV   2005   CK25903     4X4     CHEVY   SILVERADO REG CAB      1GCHK24U75E177466
 2835   Engtewood     GE    2666HV   2005   CK15903     4X4     CHEVY   SILVERADO REG CAB      1GCEK14V45Z177455
 2878   Engtewood     GE    5511XC   1995   TC20903               GMC   PU                     1GTGC24K9SE511323
 2891   Engtewood     GE    8409HC   2004               4X4     CHEVY   SILVERADO REG CAB      1GCHK24U34E265798
 2892   Engtewood     GE    2667HV   2005   CK25903     4X4     CHEVY   SILVERADO REG CAB      1GCHK24U05E180547
 2901   Engtewood     GE    9651GF   1990   TC6D042               GMC   5 TON CAB + FRAME      1GDE6D1AXLV503220
 2911   Engtewood     GE    8341GM   2000             FREIGHT   LINER   BOX                    1FV3H6AA6YHG06908
 2929   Engtewood     GE    3460GM   2003                       CHEVY   CRCAB                  1GCJK34U13E289216
 2962   Engtewood     GE    6513FB   2001                        FORD   X F550 CHASSIS         1FDAF57S41EC55144


                                     2 of 2

                                SCHEDULE 1.1(KK)

                                 EXCLUDED ASSETS

"Excluded Assets" are the following:

1.   all cash held by the Vendor or Canfor

2. all accounts receivable, trade accounts, notes receivable, advances and any other debts due or accruing to the Vendor or Canfor;

3. all logs harvested from the Tenures before the Effective Time that are, at the Effective Time on trucks, rail or in water or at Beaver Cove;

4. the assets comprising of the Coast Fibre Supply Division and the Mainland Logging Division owned and operated by Canfor;

5. the lease of the Campbell River Office, but not any contents of that office except for the office art work as well as furnishings and personal computers for the offices occupied by employees who remain with Canfor;

6.   the Boom Chain Shares;

7. the assets comprising of the Sunshine coast seed orchard owned and operated by Canfor (except to the extent required to permit the extraction by Western of the genetic stock after closing as contemplated by Section 10.6);

8.   the Employee Plans;

9. the assets located at the head office of Canfor that are not used exclusively or primarily in the Business;

10.  the Excluded Seed Stock;

11.  the following assets:

YEAR   VEHICLE DESCRIPTION            SERIAL NUMBER
----   -------------------            -------------
1994   FORD F350 4x4 CREWCAB          1FTJW36GOREA17793
1995   FORD F350 CREW                 1FDJW36G3TEA59474
2004   EZ LOADER COMMERCIAL TRAILER   1ZEAAWNH94A022563
2003   CHEVY TAHOE CR CAB             1GNEK13Z63R178647
2003   CHEVY SILVERADO EXTENDED       1GCEK19V63Z131972

YEAR   VEHICLE DESCRIPTION            SERIAL NUMBER
----   -------------------            -------------
2002   GMC SIERRA PU                  1GTHK24U02Z251119
2003   CHEVY CHVRL SILVERADO 15       1GCEK19V63Z257183
2002   OLDSM INTRIGUE                 1G3WH52W82F134984
N/A    DOUBLE EAGLE BOAT              N/A
2000   DAKOTA PU                      1B7GG22N1YS633184

12. All "Green Boom Stick" inventory located at Beaver Cove at the Closing Date, except to the extent agreed to be purchased by the Purchaser from the Vendor on or before that Date, based on 100% stick sealed inventory at current new boom stick prices.

                                SCHEDULE 1.1(VV)

                                      LANDS

    PID                 LEGAL                        OWNER                      CHARGES
    ---                 -----                        -----                      -------
008-227-543   District Lot 692, Rupert     Canadian Forest Products   - Easement EV132537
              District, Containing 27.8    Ltd.
              Acres, More or Less
                                                                      - Easement EV132539

017-433-550   District Lot 2282, Rupert    Canadian Forest Products   - Undersurface and other
              District                     Ltd.                       exc & res  EF37190  Prov.
                                                                      of BC

                                                                      - Covenant EF37191  Prov.
                                                                      of BC

010-409-301   District Lot 289, Rupert     Canadian Forest Products   - Undersurface and other
              District, as shown on Plan   Ltd.                       exc & res EJ124252 Prov.
              2699RW                                                  of BC

010-409-327   District Lot 290, Rupert     Canadian Forest Products   - Undersurface and other
              District, as shown on Plan   Ltd.                       exc & res EJ124252 Prov.
              2699RW                                                  of BC

010-409-335   District Lot 291, Rupert     Canadian Forest Products   - Undersurface and other
              District, as shown on Plan   Ltd.                       exc & res EJ124252 Prov.
              2699RW                                                  of BC

024-599-140   Lot 8, Block I, Section      Canadian Forest Products   - Exceptions and
              21, Rupert District, Plan    Ltd.                       reservations EN39541
              VIP69587                                                Prov. of BC

                                                                      - Statutory Right of Way
                                                                      EN89615 Regional District
                                                                      of Mount Waddington

                                                                      - Statutory Right of Way
                                                                      EN89611 BC Hydro

                                                                      - Statutory Right of Way
                                                                      EN89612 BC Tel

024-578-231   Block N of District Lot      Canadian Forest Products   - Statutory Right of Way
              2314 and Section 21,         Ltd.                       EK60047 BC Hydro
              Rupert District

                                                                      - Undersurface and other
                                                                      exc & res EN71888  Prov.
                                                                      of BC

                                                                      - Statutory Right of Way
                                                                      EN108378 Prov. of BC

                                                                      - Statutory Right of Way
                                                                      EN108379 Regional
                                                                      District of Mount
                                                                      Waddington

024-577-774   [NOTE: "LEGAL" TO BE         Canadian Forest Products   - Railroad Right of Way in
              CONFIRMED]                   Ltd.                       the Hamlet of Woss

                                SCHEDULE 1.1(WW)

                        LEASED PROPERTY AND RIGHTS OF WAY

LEASES

              LEGAL                       OWNER                      LESSEE
              -----                       -----                      ------
Block A and Block C of District    Province of British   - Lease in favour of Canadian
Lot 1091, Rupert District          Columbia              Forest Products Ltd.


Lot 2111 and Block B of Lot 693,   Province of British   - Lease in favour of Canadian
Rupert District                    Columbia              Forest Products Ltd.

Block C of District Lot 693 and    Province of British   - Lease in favour of Canadian
District Lots 1197 and 2114,       Columbia              Forest Products Ltd.
Rupert District

Block C of District Lot 1090,      Province of British   - Lease in favour of Canadian
Rupert District                    Columbia              Forest Products Ltd.

Blocks A and D of District Lot     Province of British   - Lease in favour of Canadian
693, Rupert District; Block A of   Columbia              Forest Products Ltd.
District 2107, Rupert District;
District Lot 2107 except Block
A, Rupert District

Block B, District Lot 1091,        Province of British   - Lease in favour of Canadian
Rupert District                    Columbia              Forest Products Ltd.

STATUTORY RIGHTS OF WAY

1. Statutory Rights of Way EN71891 and EN89638 from the Province of British Columbia (PID-024-577-910).

2.   See also Statutory Rights of Way listed in Schedule 1.1(w).

                                SCHEDULE 1.1(AAA)

                               LICENCE AGREEMENTS

SERVICE/SUPPLY AGREEMENTS

1. Log Towing Contract between Pacific Cachalot Ltd. and Canadian Forest Products Ltd.

2. Bundle Wire Supply Contract between Golden Maple Wire Rope Ltd. and Canadian Forest Products Ltd.

3. Chainsaw Rental Contract between Challenger Chainsaw Services Ltd. and Canadian Forest Products Ltd. dated January 1, 2004, as amended.

4. The Operations use certain software under licence to Canadian Forest Products Ltd.

OTHER

5. Licence of occupation No. 103971 (Nimpkish Lake) in favour of Canadian Forest Products Ltd. from the Province of British Columbia [NOTE: TO BE CONFIRMED]

6.   See also item 1, Schedule 1.1(w).

NOTE: CERTAIN AGREEMENTS LISTED IN NO. 4 ABOVE ARE NOT EXCLUSIVE TO THE OPERATIONS. THE PARTIES AGREE ON AN APPROPRIATE DIVISION OF THESE AGREEMENTS FOR ASSIGNMENT ON CLOSING.

                                SCHEDULE 1.1(BBB)

                             MACHINERY AND EQUIPMENT

See attached.

                              Heavy Mobile (Owned)

COASTAL OPERATIONS
EQUIPMENT SETUP ON SYNERGEN AS OF                               09-December-2005
                                                                         2:07 PM

ASSET ID   YEAR   MAKE     MODEL       STATUS   SERIAL NO         ASSET DESC
--------   ----   ----     -----       ------   ---------         ----------
EN-0210    1994   BOMAN    MKII        ACTIVE   94G199            CARRIAGE MOTORIZED - REBUILT WOSS 0902 - S/N: 94G199

EN-0402    1975   OHIO     40 TON      ACTIVE   5014              OHIO LOCOMOTIVE CRANE

EN-0420    1993   JDEER    992D-LC     ACTIVE   FF992DL005331     "J.D.992D LOG LDR.HYD. LEASE BOUGHT OUT JUNE 5, 1998. SEE LETTER
                                                                  CANFOR.TO J.DEERE AND COPY OF BUYOUT CONTRACT ON FILE." - S/N:
                                                                  FF992DL005331

EN-0422    1994   MADILL   75          ACTIVE   90089             MADILL 075 LINE LOG LOADER ON RUBBER NIMPKISH LIGHT PLANT 9324 -
                                                                  S/N: 90089 engine model: g.m.d. 70837601 serial: 8va-454186 rebuilt ind diesel jan/1/03 1722 hrs

EN-0423    1995   MADILL   75          ACTIVE   90091             MADILL 075 LINE LOG LOADER ON RUBBER EXTENDABLE SNORKLE NIMPKISH
                                                                  LIGHT PLANT YANMAR 9325 - S/N: 90091

EN-0424    1996   JDEER    992E        ACTIVE   FF992EX006191     J.DEERE 992E HYD.LOG LOADER CRAWLER REPLACES 0431 NIMPKISH - S/N:
                                                                  FF992EX006191

EN-0425    1997   MADILL   4800        ACTIVE   480008            MADILL 4800 HYD.LOG LOADER CRAWLER NIMPKISH REPLACES 0430 - S/N:
                                                                  480008

EN-0426    1999   MADILL   3800C       ACTIVE   3800C123          MADILL 3800 LOG LOADER CRAWLER REPLACES 0435 0436 - S/N: 3800C123
                                                                  Engine G>M>D> Series 60 Serial: 06R0543093 Machine weight 100,000 lbs. includes grapple!

EN-0445    1990   MADILL   75          ACTIVE   90079             MADILL 075 LINE LOG LOADER ON RUBBER C/W MICRON 2 PIECE TELESCOPIC
                                                                  SNORKLE - S/N: 90079 engine g.m.d. model: 8v71 70837601 serial:
                                                                  8va394809 > Installed MR2116 June 17/03

EN-0446    1994   MADILL   75          ACTIVE    90090            MADILL 075 LINE LOG LOADER ON RUBBER WOSS - S/N: 90090 Installed
                                                                  MR1931 - Feb 11/03 upper eng:G>M>D> Model: 70837601 ser 454187 lower eng G>M>D> model: 70837601 ser: 454184

EN-0447    1989   MADILL   075         ACTIVE    90075            LOG LOADER LINE USED - ON RUBBER - S/N: 90075 engine: GMD model:
                                                                  70837000 serial: 449337

EN-0453    1996   MADILL   3800        ACTIVE   3800B62           MADILL 3800 FROM HARRISON - S/N: 3800B62 engine model cummins
                                                                  S60306725 Ser.M60TA230-2000 PART: DR1357RX MAY1/05 hour meter changed 0 hrs

EN-0504           MADILL   5-525       ACTIVE   10008             RELOAD WINCH WOSS WOSS LIGHTPLANT 9359 IN SERVICE FEB./98 - S/N:
                                                                  10008 ENGINE: CUMMINS KTA19 SERIAL: 31122513

EN-0511           MADILL   046-5-500   ACTIVE   22074             RELOAD CAMP A - S/N: 22074 engine G>M>D> Model: 7123-7000 Serial:
                                                                  12VA-32799

EN-0928    1977   MADILL   3-500       ACTIVE   77-09-065-22119   YARDER HIGHLEADRUBBER TIRED CARRIER PIPE S/N 32169 - S/N:
                                                                  77-09-065-22119 Engine: G>M>D> Model: 7123-7000 Serial: 12VA73563
                                                                  swapped from 0933 jan/04 at 5700 hr


                                     1 of 6

                              Heavy Mobile (Owned)

ASSET ID   YEAR   MAKE      MODEL   STATUS   SERIAL NO           ASSET DESC
--------   ----   ----      -----   ------   ---------           ----------
EN-0931    1978   MADILL    9       ACTIVE   22140               YARDER HIGHLEADRUBBER TIRED CARRIER - S/N: 22140 engine G.M.D.
                                                                 Model: 7123-2300 SERIAL: 12V81285

EN-0948    1988   CYP       7280C   ACTIVE   MG683-08-32-047C    YARDER GRAPPLE Ser.#MG683-08-32-047C engine: G.M.D. MODEL: 6063HK33
                                                                 SERIAL: 06RE206549 Leased(Scotia)

EN-0950    1999   MADILL    124     ACTIVE   12429               YARDER GRAPPLE CRAWLER REPLACES 0949 - S/N: 12429 engine: g.m.d.
                                                                 series 60 ser: 06r0536652 Transmission :Allison Mod.HD4060
                                                                 Ser.6610047759

EN-0955    1990   CYP       6280C   ACTIVE   90-8100-09          YARDER GRAPPLE EX HARRISON OCT/00 - S/N: 90-8100-09 engine cummins model: nta855-c serial: 11577627

EN-2201    1994   KW        C500B   ACTIVE   1NKCL6TX5RR933139   TRUCK LOGGING - S/N: 1NKCL6TX5RR933139 MR 1094 Installed Dec 9/02

EN-2202    1994   KW        C500B   ACTIVE   1NKCL6TX1RR933140   TRUCK LOGGING -S/N: 1NKCL6TX1RR933140

EN-2203    1994   KW        C520B   ACTIVE   1NKCL6TX2SR937168   TRUCK LOGGING WOSS - S/N: 1NKCL6TX2SR937168 new engine aug/30/02 cummins model: 94NTFS460E serial: 60515949 installed at 11658 hr.

EN-2204    1994   KW        C520B   ACTIVE   1NKCL6TX4SR937169   TRUCK LOGGING - S/N: 1NKCL6TX4SR937169

EN-2218    1977   KW        849W    ACTIVE   900185C             TRUCK LOGGING RADIO MR1094 - S/N: 900185C cummins engine ntc-350 ser:27170293

EN-2237    1994   KW        C500B   ACTIVE   1NKCL6TXXRR933802   TRUCK LOGGING - S/N: 1NKCL6TXXRR933802 engine cummins model:
                                                                 N14-435E Serial: 11717138

EN-2252    1987   PACIF     P16     ACTIVE   T791261261          LOWBED FROM HARRISON - S/N: T791261261 NEW CAT ENGINE MODEL; C-15
                                                                 SERIAL: 6NZ94886 ARRANGEMENT #: 235-3462 AUG/04

EN-2253    1985   PACIFIC   P16     ACTIVE   T81146-1671         Low Bed Truck - Used SNT81146-1671

EN-2254    1987   PACIFIC   P16     ACTIVE   T-77118953          PUSH TRUCK SN. T-77118953 TRANSFER FROM HARRISON - DEC 5/02 CAT
                                                                 3408B

EN-2302    1992                     ACTIVE   N/A                 TRAILER CULVERT (UBILT) - S/N: N/A

EN-2307    1968   PACIF     LT37    ACTIVE   6837-547            TRAILER LOG 37 TON - S/N: 6837-547

EN-2312    1973   COL       LT40    ACTIVE   7258                TRAILER LOG 40 TON - S/N: 7258

EN-2313    1973   COL       LT40    ACTIVE   7259                TRAILER LOG 40 TON - S/N: 7259

EN-2314    1973   COL       LT40    ACTIVE   7316                TRAILER LOG 40 TON - S/N: 7316

EN-2320    1991   COL       LT40    ACTIVE   12982               TRAILER LOG-S/N: 12982

EN-2334    1979   COL       LT40    ACTIVE   SER.NA              TRAILER LOG 40 TON - S/N: SER.NA

EN-2337    1994   COL       LT40    ACTIVE   13092               TRAILER LOG LEASED NIMPKISH - S/N: 13092

EN-2341    1995   COL       LT40    ACTIVE   13204               TRAILER LOG 40 TON WOSS - S/N: 13204

EN-2342    1995   COL       LT40    ACTIVE   13223               TRAILER LOG 40 TON WOSS - S/N: 13223

EN-2343    1973   COL       LT40    ACTIVE   7317                TRAILER LOG 40 TON EX- LOG TRAILER 2315..REBUILT JUN-96.. WOSS -
                                                                 S/N: 7317

EN-2354    1979   PACIFIC   LT25    ACTIVE   T7760-806           LOG TRUCK TRAILER SN T7760-806 WITH 2254 - TRANSFER FROM HARRISON
                                                                 - JAN/03

EN-2401    1976   KW        C500    ACTIVE   896265              TRUCK FIRE D.L.S. - S/N: 896265

EN-2402    1973   KW        849S    ACTIVE   88165               TRUCK FIRE WOODS 2000 GAL CAP TANK. (EX: 2213 LOG TRUCK) GOOD
                                                                 TANKER. - S/N: 88165


                                     2 of 6

                              Heavy Mobile (Owned)

ASSET ID   YEAR   MAKE       MODEL     STATUS   SERIAL NO           ASSET DESC
--------   ----   ----       -----     ------   ---------           ----------
EN-2403    1969   KW         848W      ACTIVE   84340               TRUCK FIRE WOODS 2000 GAL CAP TANK. (EX: 2208 LOG TRUCK) GOOD
                                                                    TANKER. -S/N: 84340

EN-2408    1977   GMC        CE66703   ACTIVE   TCE667V693609       TRUCK FIRE WOODS 1000 GAL CAP. (EX: 2516 HI-AB TRUCK
                                                                    CAB/CHASSIS) (GMC GAS) - S/N: TCE667V693609

EN-2409    1973   KW         849S      ACTIVE    88164              TRUCK FIRE WOODS EX:2212 - S/N: 88164

EN-2410    1978   GMC        CE51403   ACTIVE    TCE538V601430      TRUCK FIRE WOODS 500 GAL CAP TANK. (EX: 2902 WELDING TRUCK)(GMC
                                                                    GAS, CAB/CHASSIS)" - S/N: TCE538V601430

EN-2411    1979   GMC        C60042    ACTIVE    DA9V577222         TRUCK FIRE WOODS 750 GAL CAP. TANK. (EX: 2932 POWDER TRUCK
                                                                    CAB/CHASSIS) -S/N: DA9V577222

EN-2414    1973   KW         849       ACTIVE   88166               TRUCK SAND WOODS CONVERTED FROM 2214 - S/N: 88166

EN-2415    1972   KENWORTH   849       ACTIVE                       Truck Fire SN 86963 arrived at 2190hrs. mar 14/03 Converted from
                                                                    Harrison Gravel Truck 2654 - March 2002

EN-2421    1972   KW         849       ACTIVE   86960               TRUCK FIRE WOODS 3000 GAL CAP. ""PORTA-TANK"" HAULER. (EX 2228
                                                                    LOG TRUCK WITH 5TH WHEEL FOR ""PORTA-TANKS"")" - S/N: 86960

EN-2425    1968   PACIF      P10       ACTIVE   T-6881-389          TRUCK FIRE WOODS EX:2207 & 0202 WOSS RETAIN AS FIRE TRUCK - S/N:
                                                                    T-6881-389

EN-2426    1973   KENWTH     849S      ACTIVE   889058              FIRE TRUCK - S/N: 889058 CONVERTED LOG TRUCK - 2215 - JUNE 2002

EN-2427    1974   KENWTH     849W      ACTIVE   890354              FIRE TRUCK - S/N: 890354 CONVERTED LOG TRUCK - 2216 - JUNE 2002

EN-2428    1977   KENWTH     849S      ACTIVE   898329C             FIRE TRUCK - S/N: 898329C CUMMINS ENGINE NTC-400 SERIAL;
                                                                    27178984 CONVERTED LOG TRUCK - 2217 - JUNE 2002

EN-2429    1968   KW         848W      ACTIVE   84445               TRUCK FIRE WOODS 2000 GAL CAP. (EX 2211 LOG TRUCK, 849 KENWORTH)
                                                                    (GOOD TANKER)" - S/N: 84445

EN-2431    1970   KW         848W      ACTIVE   85419               TRUCK FIRE WOODS EX:2225 - S/N: 85419

EN-2432    1970   KW         848W      ACTIVE   85420               TRUCK FIRE WOODS EX:2226 - S/N: 85420

EN-2436    1972   KW         849W      ACTIVE   87040               TRUCK FIRE WOODS FROM SPRING CREEK LOGGING DIV. EX.2230
                                                                    PURCHASED IN MARCH 1972-S/N: 87040

EN-2456    1972   KENWORTH   849       ACTIVE   86962               FIRE TRUCK SN 86962   from Harrison EX 2653-May 2003

EN-2457    1988   FORD       LN700     ACTIVE   1FDPF70K5JVA43191   Fire Truck SNK5JVA43191 Transfer from Harrison - April 2003

EN-2509    1995   FRTLNR     FL70      ACTIVE   1FV3HFAA3SL556843   TRUCK CRANE C/W HIAB HYD CRANE FREIGHTLINER CAB & CHASIS
                                                                    NIMPKISH S/N: 1FV3HFAA3SL556843

EN-2510    1995   FORD       FT900     ACTIVE   1FDYL90E5SVA58990   TRUCK CRANE ATLAS MOD.180-1-A2 (DANCO EQUIP PO E048013) SAFETY
                                                                    DECAL NIMPKISH S/N: 1FDYL90E5SVA58990

EN-2514    1973   HYSTER     H200ES    ACTIVE   B7P-7438T           FORKLIFT WOSS - S/N: B7P-7438T

EN-2516    1991   FORD       F800      ACTIVE   1FDPF82J7MVA31123   TRUCK CRANE C/W ATLAS CRANE LICENCE 8741-TY - S/N:
                                                                    1FDPF82J7MVA31123

EN-2519    1992   FRTLNR     FL70      ACTIVE   1FV3HFAAONL472922   TRUCK CRANE CM HIAB 125-2 HYD CRANE CRANEPO.E058993 $36879.00
                                                                    WOSS SHOP - S/N: 1FV3HFAAONL472922

EN-2520    1968   HYSTER     H60C      ACTIVE   C5T-6112M           FORKLIFT WOSS - S/N: C5T-6112M

EN-2521    1986   CAT        V50D      ACTIVE   3EC-01849           FORKLIFT BEAVER COVE - S/N: 3EC-01849


                                     3 of 6

                              Heavy Mobile (Owned)

ASSET ID   YEAR   MAKE      MODEL        STATUS   SERIAL NO      ASSET DESC
--------   ----   ----      -----        ------   ---------      ----------
EN-2551    1971   CLARK                  ACTIVE                  FORKLIFT - ex Harrison -1971 Clarke MODEL: C-500 HT 80 SERIAL:
                                                                 HY685 29 1158

EN-2599    1988   CAT       VC60DSA      ACTIVE   5BC1505        FORKLIFT RENTAL REPLACE 2520 ONE MONTH WOSS SHOP - S/N: 5BC1505

EN-2604    1977   PACIFIC   P16          ACTIVE                  Gravel Truck - Converted (ex 2255) SN T-77118954 Rec'd from
                                                                 Harrison - April/03

EN-2611    1998             2766C        ACTIVE   A7001166       TEREX GRAVEL TRUCK 19.6 CU YDS WOSS REPLACES 2602 - S/N: A7001166
                                                                 cummins engine model: C83C serial: 21250173

EN-2616    1976   EUCLID    R22          ACTIVE   66451          TRUCK GRAVEL/DEBRIS REMOVE FROM PERMAC??? BEAVER COVE DLS - S/N:
                                                                 66451

EN-2997    1979   KENWORTH   849S        ACTIVE   906606C-9500   TRUCK Linehorse - S/N: 906606C-9500 cummins engine NTC-400 serial:
                                                                 27190342 Converted from Log Truck 2233 and 2999 (damaged) - Jan
                                                                 2004

EN-2998    1973   KW        849S         ACTIVE   88163          TRUCK LINEHORSE EX:2229 EX:2435 NIMPKISH - S/N: 88163

EN-3005    1980   COL       DTM30        ACTIVE   9977           TRAILER LOWBED TILT 30 TON NIMPKISH - S/N: 9977

EN-3006    1982   COL       DTM30        ACTIVE   10364          TRAILER LOWBED TILT 30 TON REPLACE 1996 ?? - S/N: 10364

EN-3007    1987   SMITH     TR1206-LB    ACTIVE   1165           TRAILER LOWBED 120 TON - S/N: 1165

EN-3008    1988   SMITH     TR120-LB     ACTIVE   1222           TRAILER LOWBED 120 TON - S/N: 1222

EN-3900                                  ACTIVE                  Trailer, Boat (homemade 2000) DLS

EN-6117    1994   CAT       14G          ACTIVE   96U09223       GRADER ROAD WOSS CONSTRUCTION - S/N: 96U09223 engine model: cat
                                                                 3306 Installed - BR2004 (Radio) Jan 29/03 HD Shop

EN-6301    1992   BOWLAN    500 LANCER   ACTIVE   50292822       SEEDER HYDRA-MULCHER UNIT SERIAL # 50292822 UNIT MODEL # 500 LANCER
                                                                 ***SEE 2925 *** - S/N: 50292822

EN-6312    1990   HIWAY     P6           ACTIVE   92444          SANDER HIGHWAY SAND SPREADER - S/N: 92444

EN-6317    1977   SMITH     15 YD        ACTIVE   496            SANDER 15 CU YARD DLS BEAVER COVE - S/N: 496

EN-6318    1989             TG110        ACTIVE                  SANDER UNDERTAILGATE SPREADER ALL ELECTRIC NIMPKISH CONST

EN-6319    1989             P8           ACTIVE   89679          SANDER 2.1 CU YARD (PICKUP) CONSTRUCTION NIMPKISH - S/N: 89679

EN-6321    1969   CIL       120          ACTIVE   680708         CHARGER BLAST HOLE CONSTRUCTION WOSS - S/N: 680708

EN-6322    1983   CIL       120          ACTIVE   830103         CHARGER BLAST HOLE CONSTRUCTION NIMPKISH - S/N: 830103

EN-6323    1983   CIL       120          ACTIVE   830103         CHARGER BLAST HOLE CONSTRUCTION NIMPKISH - S/N: 830103

EN-6324    1986   CIL       120          ACTIVE   850416         CHARGER BLAST HOLE CONSTRUCTION NIMPKISH - S/N: 850416

EN-6382    1999   CAT       426C         ACTIVE   06XN01559      BACKHOE- S/N: 06XN01559 Woss Railroad USED TRACK HOE CATERPILLAR
                                                                 RAILROAD PLATE NUMBER X3 *6350 REG NUMBER 0235449 FLEET#547208 WOSS
                                                                 -S/N:6XN01559

EN-6399    1988   CAT       CS553        ACTIVE   7AD00310       COMPACTOR VIBRATORY - S/N: 7AD00310

EN-6412    1997   FNNING    RTD528       ACTIVE   52142          DRILL ROCK RUBBER TIRED WOSS - S/N: 1010 engine cat model: 3306B
                                                                 Serial: 52142

EN-6525    1996   HIT       EX400LC3     ACTIVE   166-5651       HITACHI EXCAVATOR HYD. NIMPKISH REPLACES 6536 - S/N: 166-5651

EN-6526    1996   HIT       EX400LC3     ACTIVE   166-5635       HITACHI EXCAVATOR HYD. REPLACES 6534 WOSS - S/N: 166-5635 engine:
                                                                 isuzu 6rb1 serial: TPQ 510303@8000 hrs

EN-6538    1994   KOMATS    PC400-5      ACTIVE   21218          EXCAVATOR HYDRAULIC WOSS CONST. - S/N: 21218


                                     4 of 6

                              Heavy Mobile (Owned)

ASSET ID   YEAR   MAKE     MODEL     STATUS   SERIAL NO           ASSET DESC
--------   ----   ----     -----     ------   ---------           ----------
EN-6539    1994   KOMATS   PC400-5   ACTIVE   21243               EXCAVATOR HYDRAULIC WOSS CONSTRUCTION -
                                                                  S/N: 21243 engine: komatsu s6d-125
                                                                  serial: 57282

EN-6542    1998   CAT      330BL     ACTIVE   6DR02232            EXCAVATOR USED - S/N: 6DR02232 Engine
                                                                  Cay Model: 3306 Serial: 6NC07387

EN-6544    1999   KOMATS   PC300HD   ACTIVE   A84010              EXCAVATOR HYDRAULIC WOSS CONSTRUCTION -
                                                                  S/N: A84010 engine: komatsu model:
                                                                  SA6D-114E1 Serial: 45937940

EN-6602    1980   CAT      980C      ACTIVE   63X-2771            LOADER FNT END GRAVEL SURPLUS 1998 ?? -
                                                                  S/N: 63X-2771 CAT ENGINE MODEL: 3406
                                                                  SERIAL: 70V32504

EN-6604    1988   CAT      980C      ACTIVE   63X-07606           LOADER FNT END GRAVEL - S/N: 63X-07606
                                                                  engine cat Model: 3406 serial: 70V24761

EN-6628    1996   RAYGO    L120D     ACTIVE   101214              STACKER LOG HYDRAULIC - DUAL WHEEL
                                                                  REPLACES 6626 BEAVER COVE - S/N: 101214

EN-6629    1999   RAYGO    L120D     ACTIVE   101215              STACKER LOG HYDRAULIC - DUAL WHEEL
                                                                  BEAVER COVE - S/N: 101215

EN-6695    1997   CAT      966D      ACTIVE   3ZS 00430           Front End Loader SERIAL # 3ZS 00430 From
                                                                  PMFP Mill

EN-6908    1988   GESMAR   PR8       ACTIVE   PR-8                DRILL RAIL - S/N: PR-8

EN-6912    1988   GESMAR   PSD2      ACTIVE   128-19              DRIVER SPIKE-S/N: 128-19

EN-6913           GESMAR   PR8       ACTIVE   N/A                 DRILL RAIL STUMAC GESMAR - S/N: N/A

EN-6914    1985   STIHL    T5510AV   ACTIVE   113304047           SAW RAIL #1 -S/N: 113304047

EN-6915    1985   STIHL    T5510AV   ACTIVE   113304062           SAW RAIL #2-S/N: 113304062

EN-6918    1988   GESMAR   AS3       ACTIVE   1018                PULLER SPIKE-S/N: 1018

EN-6919    1988   GESMAR   PT8       ACTIVE   J547531             BORER TIE - S/N: J547531

EN-6920    1969                      ACTIVE                       CRANE TRACK LAYER-SPEEDER RAIL MTN WOSS

EN-6922    1989   STANLY   BR67      ACTIVE   10315               BREAKER HYD RAIL MTN WOSS - S/N: 10315

EN-6934    1989   STANLY   SP40      ACTIVE   108                 PULLER SPIKE HYD-S/N: 108

EN-6935    1986   GESMAR   AS3       ACTIVE   496                 PULLER SPIKE HYD - RECONDITIONED - S/N:
                                                                  496 C/W Honda GX340QA SER.#GC05-3816296

EN-6941    1990   TAMPER   BEB17     ACTIVE   1797320             REGULATOR BALLAST - S/N: 1797320

EN-7110    1990   CAT      D8N       ACTIVE   9TC03954            BULLDOZER CATERPILLAR USED BLADE EX.7111
                                                                  WOSS REPLACES 0207 - S/N: 9TC03954

EN-7111    1977   CAT      D8K       ACTIVE   77V-9174            BULLDOZER CONSTRUCTION WOSS REPLACED BY
                                                                  7110 NOV.5/97 - S/N: 77V-9174

EN-7114    1995   CAT      D7H       ACTIVE   5BF05895            BULLDOZER TOTAL WEIGHT 57,732 POUNDS
                                                                  1995 CAT.PKG. NIMPKISH CONST. - S/N:
                                                                  5BF05895 engine model: 7n-3491 serial:
                                                                  17s-9698

EN-8101    1986   MANLY    18FT      ACTIVE   807924(HULL#2697)   BOOMBOAT WINDER 18' WEST COAST SUPER
                                                                  WINDER - S/N: 807924(HULL#2697)

EN-8102    1988   MANLY    18FT      ACTIVE   HULL#2716           BOOMBOAT WINDER 18' WEST COAST MANLY
                                                                  SHIP YD - S/N: HULL#2716

EN-8103    1995            LM39      ACTIVE   HULL 39             BOOMBOAT WINDER 18' LOGMASTER HULL #39 -
                                                                  NAME - LM39 LtC.N0.13K108742 -S/N: HULL
                                                                  39

EN-8104    2000            N/A       ACTIVE   NOT AVAILABLE       DOZER BOAT ALBERNI ENGINEERING -
                                                                  250-723-0111 TO ARRIVE SEPTOO - S/N: NOT
                                                                  AVAILABLE


                                     5 of 6

                              Heavy Mobile (Owned)

ASSET ID   YEAR   MAKE     MODEL     STATUS   SERIAL NO           ASSET DESC
--------   ----   ----     -----     ------   ---------           ----------
EN-8138    1979   MANLY    26'       ACTIVE   393000(HULL#3160)   BOOMBOAT TUG 26' BEAVER COVE - S/N:
                                                                  393000(HULL#3160)

EN-8139    1989   MANLY    25'       ACTIVE   812285(HULL#3256)   BOOMBOAT TUG 25' WEST COAST YARDING TUG
                                                                  - S/N: 812285(HULL#3256)

EN-8140    1982            16FT      ACTIVE   4                   SKIFF ALUMINUM HERRING STYLE 16 FT
                                                                  BEAVER COVE MOTOR IS IN ADDL. DESC. -
                                                                  S/N: 4

EN-8419    1988   CAT      426       ACTIVE   7BC01230            BACKHOE/AUGER BOOMSTICK BORING BEAVER
                                                                  COVE - S/N: 7BC01230

EN-8434    1988   CYP      20T       ACTIVE   N/A                 RELOAD TRAILER-ELECTRIC WOSS - S/N: N/A
Total # of Asset ID's = 127          Equipment Listing4


                                     6 of 6

                             Light Vehicles (Owned)

                     REG     PLATE
UNIT#    Division   OWNER   NUMBER   YEAR    MODEL    DRIVE    MAKE   VEHICLE DESCRIPTION     SERIAL NUMBER
-----    --------   -----   ------   ----    -----    -----    ----   -------------------     -------------
1922    Englewood    CFP    5981GT   1996   TK30943    4X4      GMC    CRCAB                1GTHK33R7TF005934
1923    Englewood    CFP    5982GT   1996   TK30943    4X4      GMC    CRCAB                1GTHK33R2TF006148
1925    Englewood    CFP    6450GM   1996   TK31003    4X2      GMC    PU                   1GDJC34R3TE520511
1926    Englewood    CFP    6451GM   1996   TK3O943    4X4      GMC    CRCAB                1GTHK33R5TF006466
1931    Englewood    CFP    6471GM   1998      F150    4X2     FORD    XLT PU               2FTZX176XWCA26643
1945    Englewood    CFP    6472GM   1998   TK20753    4X4      GMC    4WHDR EXT            1GTGK29R6WE517157
1967    Englewood    CFP    9035HT   1999   CC30943    4X2    CHEVY    2WHDR PU             1GCGC33RXXF037310
1969    Englewood    CFP    9036HT   1999   CC30943    4X2    CHEVY    2WHDR PU             1GCGC33R5XF037750
1970    Englewood    CFP    9037HT   1999   CC30943    4X2    CHEVY    2WHDR PU             1GCGC33R3XF038492
1972    Englewood    CFP    2161JK   1999   CK30943    4X4    CHEVY    CRCAB                1GCHK33R2XF037194
1973    Englewood    CFP    9038HT   1999   CC30943    4X2    CHEVY    2WHDR PU             1GCGC33R0XFO38854
1977    Englewood    CFP    9040HT   1999   CK30943    4X4    CHEVY    4WHDR PU             1GCHK33R9XF039198
1979    Englewood    CFP    9042HT   1999   CK30943    4X2    CHEVY    CRCAB                1GCGC33R6XF038132
1982    Englewood    CFP    9045HT   1999   CK3O943    4X4    CHEVY    4WHDR PU             1GCHK33R5XF042616
1983    Englewood    CFP    9046HT   1999   CK30943    4X4    CHEVY    4WHDR PU             1GCHK33R5XF044897
2007    Englewood    CFP    400CCP   1997   TC20906    4X2      GMC    4DRSW                1GKGC26R3VJ714833
2009    Englewood    CFP    401CCP   1997   TC20906    4X2      GMC    SUBURBAN             1GKGC26R4VJ714856
2011    Englewood    CFP    404CCP   1997   TC20906    4X2      GMC    2WHDR 4DRSW          1GKGC26R6VJ715006
2012    Englewood    CFP    402CCP   1997   TC20906    4X2      GMC    4DRSW                1GKGC26R4VJ714744
2023    Englewood    CFP    4O5CCP   1995   TC20906    4X2      GMC    SBRBN                1GKGC26K8SJ717516
2033    Englewood    CFP    396CCP   1995   TC20906    4X2      GMC    SUBRN                1GKGC26K3SJ731243
2043    Englewood    CFP    395CCP   1994   CC20906    4X2    CHEVY    SUBRN                1GNGC26K8RJ367026
2044    Englewood    CFP    397CCP   1994   CC20906    4X2    CHEVY    SUBRN                1GNGC26K7RJ370936
2168    Englewood    CFP    399CCP   1994   TK20906    4X4      GMC    SUBRN                1GKGK26K0RJ745243
2169    Englewood    CFP    5149YV   1988                      FORD    AMBULANCE            1FDKE30M7JHB16387
2302    Englewood    CFP    686357   1992                              UBILT                NIL
2457    Englewood    CFP    2915HE   1988                      FORD    FIRE TRUCK           1FDPF70K5JVA43191
2509    Englewood    CFP    9635BT   1995                              FREIGHTLINER HIAB    1FV3HFAA3SL556843
2510    Englewood    CFP    5182YV   1995                      FORD    CRANE                1FDYL90E5SVA58990
2511    Englewood    CFP    0544XA   1994                       GMC    FLDCK                1GDL7H1M3RJ5O5185
2516    Englewood    CFP    8741TY   1991                      FORD    2WHDR PU             1FDPF82J7MVA31123
2519    Englewood    CFP    7822CM   1992                              FREIGHTLINER         1FV3HFAA0NL472922
2702    Englewood    CFP    2155JK   1999   CK20753    4X4    CHEVY    4WHDR PU             1GCGK29R4XF059629
2705    Englewood    CFP    6452GM   1995   TC20903    4X2      GMC    PU                   1GTGC24K3SZ538879
2710    Englewood    CFP    2159JK   1999   CK20753    4X4    CHEVY    4WHDR PU             1GCGK29R7XF060421
2716    Englewood    CFP    2160JK   1999   CK20753    4X4    CHEVY    4WHDR PU             1GCGK29R6XF058675
2718    Englewood    CFP    5983GT   1997              4X4    DODGE    4WHDR PU             3B7KF23Z5VM531986
2721    Englewood    CFP    8187JL   2000   CK25753    4X4    CHEVY    4WHDR PU             1GCGK29U4YE212246
2722    Englewood    CFP    2152JK   1999   CK20753    4X4    CHEVY    4WHDR PU             1GCGK29R6XF057865
2733    Englewood    CFP    5984GT   1996   CK20903    4X4    CHEVY    PU 4WHDR             1GCGK24R2TE147831
2763    Englewood    CFP    0173HL   1995   TC2O9O3    4X2      GMC    PU                   1GTGC24K7SE515144
2764    Englewood    CFP    6461GM   1995   TC20903    4X2      GMC    PU                   1GTGC24K2SE511034
2778    Englewood    CFP    6470GM   1998   TC20903    4X2      GMC    2WHDR PU             1GTGC24R3WE505777
2802    Englewood    CFP    9047HT   1999   CK20903    4X4    CHEVY    4WHDR PU             1GCGK24R4XF052087
2803    Englewood    CFP    2163JK   1999   CC20903    4X2    CHEVY    2WHDR PU             1GCGC24R0XR700035
2804    Englewood    CFP    2156JK   1999   CK20903    4X4    CHEVY    4WHDR PU             1GCGK24R7XF053184
2805    Englewood    CFP    2153JK   1999   CK20903    4X4    CHEVY    4WHDR PU             1GCGK24R1XR700631
2806    Englewood    CFP    9048HT   1999   CC20903    4X2    CHEVY    2WHDR PU             1GCGC24R2XR700053
2808    Englewood    CFP    2158JK   1999   CC20903    4X2    CHEVY    2WHDR PU             1GCGC24R7XR700145
2809    Englewood    CFP    2162JK   1999   CK20903    4X4    CHEVY    4WHDR PU             1GCGK24R6XR700690


                                     1 of 6

                             Light Vehicles (Owned)

                     REG     PLATE
UNIT#    Division   OWNER   NUMBER   YEAR    MODEL    DRIVE    MAKE   VEHICLE DESCRIPTION     SERIAL NUMBER
-----    --------   -----   ------   ----    -----    -----    ----   -------------------     -------------
2810    Englewood    CFP    2157JK   1999   CK20903    4X4    CHEVY    4WHDR PU             1GCGK24R9XR700635
2813    Englewood    CFP    2154JK   1999   CK20903    4X4    CHEVY    4WHDR PU             1GCGK24R9XR700750
2814    Englewood    CFP    2150JK   1999   CK20903    4X2    CHEVY    2WHDR PU             1GCGC24R4XR700104
2832    Engtewood    CFP    3428GM   2003                     CHEVY    SILVERADO PU         1GCJK34U03E295170
2861    Englewood    CFP    6456GM   1995   TC20903             GMC    PU                   1GTGC24K3SZ544553
2862    Englewood    CFP    6454GM   1995                       GMC    CK2500 REG PU        1GTGC24K1SZ545457
2864    Englewood    CFP    6453GM   1995   TC20903             GMC    PU                   1GTGC24K6SZ544059
2867    Englewood    CFP    6455GM   1995   TC20903             GMC    PU                   1GTGC24K0SZ545434
2870    Engtewood    CFP    6460GM   1995   TC20903             GMC    PU                   1GTGC24KXSE508303
2874    Englewood    CFP    5977GT   1995   TC20903             GMC    PU                   1GTGC24K0SE511677
2875    Englewood    CFP    6473GM   1995   TC20903             GMC    PU                   1GTGC24K0SE511758
2884    Englewood    CFP    6462GM   1995   TC20903             GMC    PU                   1GTGC24K3SE515884
2899    Engtewood    CFP    6466GM   1995   TC20903             GMC    PU                   1GTGC24K4SZ532430
2905    Englewood    CFP    4729AM   1991                     CHEVY    BOX                  1GBHC34K3ME204280
2909    Englewood    CFP    2896WK   1992                       GMC    WELDR                1GDKC34K6NJ525512
2910    Englewood    CFP    2831WK   1991                       GMC    BOX                  1GDL7H1P6MJ503210
2912    Englewood    CFP    0711SX   1990                       GMC    BOX                  1GDG6D1A2LV503754
2913    Englewood    CFP    6449GM   1996                       GMC    FLTDCK               1GDJC34RXTE520196
2915    Englewood    CFP             1990                      FORD    F450 WELDER          2FDLF47G4LCA82815
2917    Englewood    CFP    6465GM   1995                       GMC    WELDR                1GDHK34K0SE522252
2923    Englewood    CFP    2873WK   1979   CLD042              GMC    BOX                  T16DA9V607565
2932    Englewood    CFP    3762CJ   1993                      FORD    F350 4X4 Flatdeck    2FDKF38MOPCA73786
2949    Englewood    CFP    3771BH   1995                              FREIGHTLIN           1FV3HFAA2SL616448
2950    Englewood    CFP    9691MY   1984                       GMC    BOX                  1GDJ7D1B3EV532291
2952    Englewood    CFP    7069YJ   1995                       GMC    BOX                  1GDG6H1P2SJ511824
2958    Englewood    CFP    3756CJ   1991                      FORD    F800 SHOP TRUCK      1FDPF82J9MVA22181
2961    Englewood    CFP    4846JH   2000                      FORD    X F-450 CHASSIS      1FDXF47S9YED26465
6301    Englewood    CFP    77158Y   1992                              BOWIE TRLR           50292822
6382    Enqlewood    CFP    X36350   1998                       CAT    BKHOE                06XN01559


                                     2 of 6

                                SCHEDULE 1.1(CCC)

                       MATERIAL CONTRACTS TO BE TERMINATED

1. Howe Sound Pulp and Paper Limited Partnership - Log Supply Agreement dated March 10, 2001. [Note: To be terminated on the Closing Date]

2. Howe Sound Pulp and Paper Limited Partnership - Fibre Management Agreement dated March 10, 2001. [Note: To be terminated on the Closing Date]

                                SCHEDULE 1.1(DDD)

                                    MORTGAGE

See attached.

LAND TITLE ACT
FORM B
(Section 225)

PROVINCE OF
BRITISH COLUMBIA
MORTGAGE - PART 1    (This area for Land Title Office use)    PAGE 1 of 10 pages

1. APPLICATION: (name, address, phone number and signature of Applicant, Applicant's solicitor or agent)

     PAUL D. BRADLEY, LAWSON LUNDELL LLP, Barristers & Solicitors, 16th Floor, 925 West Georgia Street, Vancouver, B.C., V6C 3L2, (604) 685-3456, Client No. 010431, (File No. 22534/89381)


     --------------------------------
     Karen Harris, Client No. 10432

2.   PARCEL IDENTIFIER(S) AND LEGAL DESCRIPTION(S) OF THE MORTGAGED LAND:*
     (PID)          (Legal Description)
     SEE SCHEDULE

3. BORROWER(S) [MORTGAGOR(S)]: (including postal address(es) and postal code(s))*

     WESTERN FOREST PRODUCTS INC. (Inc. No. __________), of 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9

4. LENDER(S) [MORTGAGEE(S)]: (including occupation(s), postal address(es) and postal code(s))*

     COASTAL FIBRE GENERAL PARTNER LTD. (Inc. No. ________), of ____________

5.   PAYMENT PROVISIONS:**

     (a) Principal Amount:               (b) Interest Rate:                     (c) Interest Adjustment Date:    Y    M   D
                                                                                                                N/A
         $45,000,000                         N/A

     (d) Interest Calculation Period:    (e) Payment Dates:                     (f) First Payment Date:         N/A

         Monthly                             N/A

     (g) Amount of each periodic         (h) Interest Act (Canada) Statement:   (i) Last Payment Date:          N/A
         payment:                            The equivalent rate of interest
                                             calculated half yearly not in
         N/A                                 advance is N/A% per annum.

     (j) Assignment of Rents which the   (k) Place of Payment:                  (l) Balance Due Date:           N/A
         applicant wants registered?

         YES   X   NO                        POSTAL ADDRESS IN ITEM 4
             -----    -----

         If YES, page and paragraph
         number: page 5, paragraph 10

*    If space insufficient, enter "SEE SCHEDULE" and attach schedule in Form E.

**   If space insufficient, continue executions on additional page(s) in Form D.

                                                              PAGE 2 of 10 pages


MORTGAGE - PART 1

6. MORTGAGE contains                       7. MORTGAGE secures a current
   floating charge on land? YES     NO  X     or running account? YES     NO  X
                                ---    ---                            ---    ---

8. INTEREST MORTGAGED:

          Freehold         X
                          ---

          Other (specify)
                          ---

9. MORTGAGE TERMS:
   Part 2 of this mortgage consists of (select only one):

     (a) Prescribed Standard Mortgage Terms
                                            ---

     (b) Filed Standard Mortgage Terms          D.F. Number:
                                            ---

     (c) Express Mortgage Terms              X  (annexed to this mortgage as
                                            --- Part 2)

     A selection of (a) or (b) includes any additional or modified terms referred to in Item 10 or in a schedule annexed to this mortgage.

10.  ADDITIONAL OR MODIFIED TERMS:*

     N/A

11.  PRIOR ENCUMBRANCES PERMITTED BY LENDER:*

     N/A

12. EXECUTION(S):** This mortgage charges the Borrower's interest in the land mortgaged as security for payment of all money due and performance of all obligations, in accordance with the mortgage terms referred to in Item 9 and the Borrower(s) and every other signatory agree(s) to be bound by, and acknowledge(s) receipt of a true copy of, those terms.

                          EXECUTION DATE
                          --------------
 Officer Signature(s)        Y   M   D            Borrower(s) Signature(s)
(as to both signatures)
                                           WESTERN FOREST PRODUCTS INC.


                            05             By:
-----------------------                        ---------------------------------
                                           Authorized Signatory
                                           Name:
                                                 -------------------------------


                            05             By:
                                               ---------------------------------
                                           Authorized Signatory
                                           Name:
                                                 -------------------------------

OFFICER CERTIFICATION:

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in
Part 5 of the Land Title Act as they pertain to the execution of this instrument.

*    If space insufficient, enter "SEE SCHEDULE" and attach schedule in Form E.

**   If space insufficient, continue executions on additional page(s) in Form D.

                                                              Page 3 of 10 Pages


MORTGAGE TERMS - PART 2

          PURSUANT TO THE LAND TRANSFER FORM ACT, PART 3

THIS MORTGAGE is made

BETWEEN:

          WESTERN FOREST PRODUCTS INC, (Inc. No. ___), a British
          Columbia company, having its registered office at ___

          (hereafter called the "Mortgagor")

AND:

          COASTAL FIBRE GENERAL PARTNER LTD., (Inc. No. ___), a British Columbia company, having its registered office at ___

          (hereafter called the "Mortgagee")

WHEREAS:

A. The Mortgagor and Coastal Fibre Limited Partnership ("Seller") are parties to an agreement made as of ___, 2005 (as amended, supplemented and restated from time to time the "Payment Agreement");

B.   The Mortgagee is a general partner of the Seller;

C. It is a condition of the Payment Agreement that the Mortgagor secure its obligations thereunder by, inter alia, the issuance of this mortgage to the Mortgagee.

NOW, THEREFORE, THIS INDENTURE WITNESSETH that for and in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Mortgagor doth grant and mortgage unto the Mortgagee, its heirs, successors and assigns forever, all the right, title, and interest of the Mortgagor in and to the lands legally described in Part 1 of this mortgage.

TOGETHER with all buildings, fixtures, improvements and every other thing referred to in section 10 of the Land Transfer Form Act now or hereafter existing or acquired, all of which together with the aforesaid lands are hereinafter collectively called the "said lands".

PROVIDED: This mortgage to be void on either of the following events:

     (a) on performance in full of, and the release of the Mortgagor from, the Mortgagor's obligations under the Payment Agreement;

                                                              Page 4 of 10 Pages


     (b) on the occurrence of the events set out in section 3.2 of the Payment Agreement; or

     (c) on payment by the Mortgagor to the Mortgagee of the principal amount specified in box 5(a) of Part 1 of this Mortgage and any other amounts owing by the Mortgagor to the Mortgagee pursuant to this mortgage (collectively, the "Indebtedness");

And taxes and performance of statute labour;

And observance and performance of all covenants, provisos and conditions herein contained and payment of all other monies as hereinafter provided.

THE MORTGAGOR COVENANTS AND AGREES WITH THE MORTGAGEE THAT:

1. This mortgage is and shall be a continuing security for the payment of the Indebtedness, any other amounts owing by the Mortgagor to the Mortgagee pursuant to this mortgage and the performance of the Mortgagor's obligations thereunder all of which shall be deemed to be secured by this mortgage from the date hereof.

2. Neither this mortgage nor anything contained herein shall operate so as to create any merger, rebate or discharge of any debt owing to the Mortgagee, nor of any lien, promissory note, bill of exchange or other security held or which may at any time hereafter be held by the Mortgagee from the Mortgagor, nor from any other person or persons whomsoever, and shall not in any way prejudicially affect any security now or at any time hereafter held by the Mortgagee, or the liability of any endorser, guarantor or any other person or persons liable for payment of the said indebtedness or any part or parts thereof, nor shall the remedies of the Mortgagee in respect thereof be prejudiced or delayed in any manner whatsoever by the taking of this mortgage.

3. Any and all payments made in respect of the Indebtedness and the monies or other proceeds realized from any securities held therefor (including this mortgage) may be applied and reapplied as the Mortgagee deems fit notwithstanding any previous application of any payments made in respect of the Indebtedness.

4. The Mortgagor will pay the mortgage money and interest and observe the above proviso. That the Mortgagor has good title in fee simple to the said lands. And that it has the right to convey the said lands to the Mortgagee. And that on default the Mortgagee shall have possession of the said lands. Free from all encumbrances other than Permitted Encumbrances (as defined in the Payment Agreement). And that the Mortgagor will execute such further assurances of the said lands as may be requisite. And that the Mortgagor has done no act to encumber the said lands other than pursuant to Permitted Encumbrances. And the Mortgagor doth release to the Mortgagee all its claims upon the said lands subject to the said proviso. Provided that until default of payment the Mortgagor shall have quiet possession of the said lands.

5. The Mortgagor will, on the due date thereof, pay and satisfy all taxes, rates, levies, charges, rents, assessments, statute labour or other impositions whatsoever already rated,

                                                              Page 5 of 10 Pages


     charged, assessed or imposed no matter by whom or by what authority or howsoever on the said lands, or on the Mortgagor or Mortgagee in respect of the said lands, (hereinafter collectively called "taxes").

6. Provided that the Mortgagee on the occurrence of an Event of Default (as defined in the Payment Agreement) enter and lease or sell the said lands.

7. The Mortgagee may lease or sell as aforesaid without entering into possession of the said lands.

8. No purchaser at any sale or lessee in any lease purporting to be made in pursuance of any of the aforesaid powers shall be bound or concerned to see or enquire whether any such default has been made or continues, or whether any such notice has been given as aforesaid, or as to the necessity or expediency or existence of the stipulations subject to which such sale or lease shall have been made, or otherwise as to the propriety of such sale or lease or the regularity of the proceedings, or be affected by notice that any such default has not been made or does not continue or that notice was not given as aforesaid, or that the sale or lease has been otherwise unnecessary, improper or irregular, nor shall any irregularity or want of notice invalidate any such sale or lease. Any such sale or lease may be on such terms and subject to such conditions, including special conditions as to title or otherwise, as the Mortgagee shall deem fit, and notwithstanding any impropriety or irregularity in any such sale or lease or notice thereof, the sale or lease as regards such purchaser or lessee shall be deemed to be within the aforesaid power and valid accordingly and the remedy, if any, of the Mortgagor in respect of any impropriety or irregularity whatsoever in any such sale or lease shall be in damages only.

9. The Mortgagee may sell the whole or any part or parts of the said lands by public auction or private contract, or partly one and partly the other, on such terms as to credit and otherwise as to the Mortgagee shall appear most advantageous and for such prices as can reasonably be obtained therefor. Sales may be made from time to time of portions to satisfy interest or parts of the principal, interest or other monies overdue, leaving the balance thereof to run at interest, payable at the rate specified in the Commitment. The Mortgagee may make any stipulations as to title, or evidence of commencement of title, or otherwise, as the Mortgagee shall deem proper. The Mortgagee may buy in or rescind or vary any contract for sale of any of the said lands and resell, without being answerable for loss occasioned thereby. In case of a sale on credit the Mortgagee shall only be bound to pay to the Mortgagor such monies as have been actually received from purchasers after the satisfaction of the Mortgagee's claim. For any of such purposes the Mortgagee may make and execute all agreements and assurances as the Mortgagee deems fit.

10. If Part 1 of this mortgage indicates that there is an assignment of rents which the applicant wants registered, the Mortgagor does hereby assign, transfer and set over unto the Mortgagee, all leases or rental agreements whether written or oral of the said lands or any portion thereof which are now in force or hereafter come into existence and the rentals payable thereunder and all benefits and advantages to be derived from the same, to hold and receive the same unto the Mortgagee. The Mortgagor covenants and agrees that there is no existing default under any of the said leases and agreements now in force and

                                                              Page 6 of 10 Pages


     that the Mortgagor will perform all its obligations under the same, that the Mortgagor will only accept the payment of rent due and payable under any of the leases and agreements as and when it falls due under the terms thereof, and will not accept the surrender or amend or vary the same in any way whatsoever without the prior written consent of the Mortgagee. Nothing contained in this paragraph shall be deemed to have the effect of making the Mortgagee responsible for the collection of the said rents or any part thereof, or for the performance of any covenants, terms or conditions either by the lessor or lessee contained in the said leases and agreements and the Mortgagee shall not by virtue of this paragraph be deemed a mortgagee in possession of the said lands. Until default shall have been made in payment of any instalment of principal or of interest as provided in this mortgage, or until the breach of any covenants contained in this mortgage, the Mortgagor shall be entitled to receive all rents payable under the said leases and agreements, but immediately upon default or breach aforesaid, the Mortgagee upon notice to the tenants under the said leases and agreements shall be entitled to all rents falling due subsequent to the date of service of such notice pursuant to the terms of this paragraph.

11. The Mortgagee may by writing under the hand of any solicitor or agent authorized on the Mortgagee's behalf, upon any default whatsoever on the part of the Mortgagor in payment of any principal sum or interest hereby secured, or in the observance of any of the covenants and conditions herein contained, appoint a Receiver or Manager, or Receiver and Manager, or Receiver-Manager (hereinafter called the "Receiver") of the said lands or any portion thereof, and every such Receiver shall be deemed the agent of the Mortgagor, and the Mortgagor shall be solely responsible for the acts or defaults of the Receiver and the Receiver shall have power to demand, recover and receive all the income of the property of which he may be appointed Receiver, by action, distress or otherwise, either in the name of the Mortgagor or the Mortgagee, and give effectual receipts therefor and every such Receiver may by writing at the discretion of the Mortgagee, be vested with any or all of the powers and discretions of the Mortgagee herein contained and such Receiver may complete the construction of the improvements on the said lands or carry on the operations of the Mortgagor relating to the said lands or any part thereof and may exercise all the powers conferred upon the Mortgagee hereunder; AND the Receiver may be removed, in which case and if any Receiver dies or refuses to act or becomes incapable of acting, a new Receiver may be appointed from time to time by the Mortgagee by writing under the hand of any authorized solicitor or agent as aforesaid; AND the Mortgagee may from time to time fix the remuneration of every such Receiver commensurate with reasonable industry standards and may recompense every such Receiver for his disbursements properly incurred by him in carrying out his duties, and his fees and such payments shall be a charge upon the said lands, shall be payable on demand and shall bear interest at the rate specified in the Commitment, but the Mortgagee shall not be deemed to be a Mortgagee in possession and shall not be accountable except for the monies actually received by him, and the person paying money to or in any way dealing with the Receiver shall not be concerned to inquire whether any case has happened to authorize the Receiver to act and that, subject to the retention of his remuneration and disbursements as aforesaid, the Receiver shall apply all monies received by him in such of the following modes and in such order or priority as the Mortgagee may from time to time at his option direct in writing namely - in

                                                              Page 7 of 10 Pages


     discharge of all rents, taxes, rates, assessments and outgoings whatever affecting the said lands; and in keeping down all annual sums or other payments; and any payments due under any prior mortgage or lien; and in payment of any premiums on fire, or other insurance, if any, properly payable under this mortgage, payment of which is directed or confirmed in writing by the Mortgagee; and the cost of executing necessary or proper repairs to the said lands or any part thereof, directed or confirmed in writing by the Mortgagee; and to the cost of carrying out or executing any of the powers, duties or discretions which vest in or may be vested in the Receiver by reason of the provisions contained in this paragraph; and in payment of the interest payable pursuant to this mortgage; and in or towards the discharge of the principal money or any instalments thereof or solicitors' costs or other monies due and payable under this mortgage, if and to the extent directed in writing by the Mortgagee; and shall pay the residue, if any, of the money received by him to the person who, but for the possession of the Receiver would have been entitled to receive the income of which he is appointed Receiver.

12. Upon the occurrence of an Event of Default, the Mortgagee shall be absolutely entitled to and may enforce any of the rights granted to it by this mortgage or which it has at law or in equity for the realization of the full amount of the Indebtedness together with any other amounts secured by this mortgage. The Mortgagor shall not take any proceedings to recover or make any claim against any part of the proceeds of such realization until the Indebtedness and any other amounts owing by the Mortgagor to the Mortgagee pursuant to this mortgage have been paid in full. The proceeds of realization, after satisfaction of all amounts due to the Mortgagee at the time of realization, shall be held by the Mortgagee as collateral cash security for the performance of the Mortgagor's obligations hereunder. The Mortgagor declares that its interest in any cash deposited with or otherwise held by the Mortgagee shall be held in trust for the Mortgagee, agrees that the Mortgagee shall have a right of set-off against such cash and that the Mortgagee has no obligation to deliver it up until the Indebtedness and any other amounts owing by the Mortgagor to the Mortgagee pursuant to this mortgage have been paid in full. Notwithstanding that this mortgage is made pursuant to the Land Transfer Form Act, Part 3, the provisions of Item 15 of Column II of the Sixth Schedule do not apply except as expressly incorporated herein.

13.  The Mortgagor shall promptly pay the full amount of:

     (a)  any liens, charges and encumbrances upon the said lands;

     (b) all reasonable costs, fees, disbursements, charges and expenses, which have been or may be incurred by the Mortgagee; in taking, recovering and keeping or attempting to procure possession of the said lands or any part thereof; in enforcing or attempting to enforce the personal remedies or any other remedies available hereunder; in collecting or attempting to collect any of the monies hereby secured; in realizing or attempting to realize on any security collateral hereto; in any foreclosure or other proceedings, judicial or otherwise, to protect the said lands or to realize on this mortgage or any security collateral hereto; or in connection with any receivership and if a solicitor is retained in connection with any of the foregoing, such solicitor's fees and disbursements shall be paid on a solicitor and

                                                              Page 8 of 10 Pages


          his own client basis and, at the option of the Mortgagee, on the basis of a lump sum bill; and if any other professional person or firm is retained or employed such person's or firm's fees shall be paid on the basis of their normal professional charges;

     The Mortgagee shall have the right but shall not be obliged:

     (e) to pay any sums of money required to be paid hereunder by the Mortgagor, or which the Mortgagor should have paid, or which the Mortgagee has the right to pay; and

     (f)  to perform any covenant, agreement or obligation of the Mortgagor.

     All payments, costs, disbursements, fees, charges and expenses of every nature and kind incurred or paid by the Mortgagee, or for which the Mortgagee may either be or become directly or indirectly liable, shall be payable immediately by the Mortgagor and shall, so long as any portion thereof remains unpaid, bear interest at the rate specified in the Purchase Agreement from the time incurred or paid by the Mortgagee, payable and compounded from month to month, and such sum or sums together with interest and compound interest shall be secured by the charge of this mortgage. All such sums shall be deemed to be secured by this mortgage from the date hereof notwithstanding the date the same may be advanced or incurred.

14. That the Mortgagor will not permit waste (other than ameliorating waste) to be committed or suffered on the said lands other than as may be specifically permitted by the Mortgagee in writing and will maintain the buildings and other improvements thereon in good order and repair to the satisfaction of the Mortgagee.

15. That the Mortgagee or agent of the Mortgagee may, at any time and from time to time, enter upon the said lands to inspect the said lands or any portion thereof.

16. The Mortgagor will not use the said lands or permit them to be used other than for the purpose for which they are presently used or for such other purposes as shall be specifically permitted by the Mortgagee in writing.

17. Every part or lot into which the said lands are or may hereafter be divided shall stand charged with the whole of the monies hereby secured and no person shall have any right to require the monies hereby secured to be apportioned upon or in respect of any such part or lot. The Mortgagee may, at its discretion, release any part or parts of the said lands either with or without any sufficient consideration therefor, without responsibility therefor and without thereby releasing any other part of the said lands or any person from this mortgage or from any of the covenants herein contained and without being accountable to the Mortgagor for the value thereof or for any money except that actually received by the Mortgagee, and the Mortgagee may grant time, renewals, extensions, indulgencies, releases, and discharges to, may take securities from and give the same and any and all existing securities up to, may abstain from taking securities from or from perfecting securities of, may accept compositions from and may otherwise deal with the

                                                              Page 9 of 10 Pages


     Mortgagor and all other persons and securities as the Mortgagee may see fit without prejudicing the rights of the Mortgagee under this mortgage.

18. Upon the occurrence of an Event of Default, it shall and may be lawful for the Mortgagee, and the Mortgagor does hereby grant full power and license to the Mortgagee, to enter, seize and distrain upon the said lands or any part thereof and by distress warrant to recover by way of rent reserved as in the case of a demise of the said lands, as much of such monies as shall from time to time be or remain in arrears and unpaid, together with all costs, charges and expenses attending such levy of distress, as in like cases of distress for rent.

19. For the consideration aforesaid the Mortgagor, without in any way affecting or releasing its liability to the Mortgagee for the repayment of monies hereby secured, does hereby assign, transfer and set over to the Mortgagee all its right, title, claim, demand and interest whatsoever at law, or in equity, or otherwise, to indemnification, express or implied, of and from payment of any and all monies due hereunder by any purchaser of the said lands from the Mortgagor.

20. The Mortgagor covenants and agrees that it will not, without the express written consent of the Mortgagee:

     (a) mortgage, charge or encumber the said lands or any part or parts thereof other than by way of Permitted Encumbrances; or

     (b) sell, or agree to sell, or otherwise dispose of the said lands or any part or parts thereof.

21. No sale or other dealing by the Mortgagor with the equity of redemption in the said lands or any part thereof shall in any way change the liability of the Mortgagor or in any way alter the rights of the Mortgagee as against the Mortgagor or any other person liable for payment of the monies hereby secured.

22. The Mortgagor, immediately upon obtaining knowledge of the institution of any proceedings for the expropriation of the said lands, or any part thereof, will notify the Mortgagee of such proceedings. If the said lands or any part thereof is taken or damaged in or by any such expropriation proceedings or otherwise, the award or compensation payable to the Mortgagor shall be paid, and is hereby assigned to the Mortgagee.

23. Upon the occurrence of an Event of Default, the Mortgagee may at such time or times as it may deem necessary and without the concurrence of any other person, enter upon the said lands and may make such arrangements for repairing or putting in order any buildings or other improvements on the said lands, or for inspecting, taking care of, leasing, collecting the rents of, and managing generally the said lands as it may deem expedient.

24. Waiver of or failure to enforce at any time or from time to time any of the rights of the Mortgagee hereunder shall not prejudice the Mortgagee's rights if any further or other default or breach occurs.

                                                             Page 10 of 10 Pages


25. The taking of a judgment or judgments on any of the covenants herein contained shall not operate as a merger of such covenants or affect the Mortgagee's rights to interest at the rate and times aforesaid. Any such judgment shall provide that interest thereon shall be computed at the same rate and in the same manner as provided in the Commitment until the said judgment shall have been fully paid and satisfied.

26. If any one or more of the provisions contained in this mortgage shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall, at the option of the Mortgagee, not affect any or all other provisions of this mortgage, and this mortgage shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

27 The Mortgagor agrees with the Mortgagee that this indenture is subject to the Doctrine of Consolidation as and to the extent permitted by Section 31 of the Property Law Act of British Columbia and amendments thereto.

     IT IS AGREED that the expressions "Mortgagor" and "Mortgagee" wherever used in these presents shall include the heirs, executors, administrators, successors and assigns of the Mortgagor and the Mortgagee respectively, and if these presents are executed by two or more mortgagors the covenants on the part of each of the Mortgagor herein contained shall be and be deemed to be joint and several covenants, and wherever the singular or neuter is used throughout this Indenture the same shall be construed as meaning the plural, the masculine, the feminine or body corporate or politic where the context or the parties hereto so require.

IN WITNESS WHEREOF this Indenture has been executed as of the day and year first above written.

                                 END OF DOCUMENT

                                SCHEDULE 1.1(HHH)

                                OFFICE EQUIPMENT

All office equipment located at office premises in Campbell River, Woss, Beaver Cove and Nimpkish, British Columbia, excluding the Excluded Assets.

                                SCHEDULE 1.1(NNN)

                                PAYMENT AGREEMENT

See attached.

                                PAYMENT AGREEMENT

THIS AGREEMENT is made as of the ____ day of _____, 200_.

BETWEEN:

          COASTAL FIBRE LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, by its general partner, Coastal Fibre General Partner Ltd., each having an office at Suite 100, 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2

          (hereinafter referred to as the "Vendor")

AND:

          WESTERN FOREST PRODUCTS INC., a corporation incorporated under the laws of Canada, having an office at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9

          (hereinafter referred to as the "Purchaser")

WHEREAS:

A. Pursuant to the Asset Purchase Agreement, the Vendor is selling, and the Purchaser is purchasing the Assets (as that term is defined in the Asset Purchase Agreement);

B. Pursuant to the Asset Purchase Agreement, the Purchaser has agreed to pay the Fixed Price as part of the purchase price of the Assets; and

C. The Vendor and the Purchaser wish to enter into this Agreement to provide for, inter alia, the payment of the Fixed Price and the securing thereof.

NOW THEREFORE WITNESS that and in consideration of the premises and other good and valuable consideration (receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

3. INTERPRETATION

     (a)  Definitions

In this Agreement, except as expressly otherwise provided or as the context otherwise requires:

"APPLICABLE LAW" has the meaning given to that term in the Asset Purchase Agreement;

"ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement dated for reference December 15, 2005 between the Purchaser, the Vendor and Canadian Forest Products Ltd., as may be amended from time to time prior to the date of this Agreement, notwithstanding termination of that Asset Purchase Agreement after consummation of the transactions contemplated therein after the date of this Agreement;

"BANKRUPTCY OR INSOLVENCY LAW" means any applicable bankruptcy, insolvency, reorganization, debt moratorium or similar Applicable Law including, without limitation, the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada);

"BUSINESS DAY" shall have the meaning given to that term in the Fibre Supply Agreement;

"CHIPS" shall have the meaning given to that term in the Fibre Supply Agreement;

"COLLATERAL" means the real and personal property which is or is intended to be the subject of the Liens of the Security;

"COLLATERAL OPERATIONS" means the commercial operations of the Purchaser conducted from time to time with or with respect to the Collateral;

"DEFAULT" means any circumstance which, with the giving of notice or lapse of time or both, would constitute an Event of Default;

"DEFAULT RATE" means interest at the rate of the Prime Rate (as defined in the Asset Purchase Agreement) plus 2% per annum, calculated monthly, both before and after maturity, default and judgment, with interest on overdue interest at the same rate;

"EVENT OF DEFAULT" means any of the events specified in section 6.1 hereof;

"FIBRE SUPPLY AGREEMENT" means the Fibre Supply Agreement made between the Purchaser, Western Pulp Limited, the Vendor and Howe Sound Pulp and Paper Limited Partnership dated for reference December 15, 2005, as amended, supplemented and restated from time to time (and, for greater certainty, where any term herein is defined by reference to the Fibre Supply Agreement, on and after the termination of the Fibre Supply Agreement such term shall have the meaning given by the Fibre Supply Agreement immediately prior to such termination);

"FIRST CHIP PREMIUM" shall have the meaning given to that term in the Fibre Supply Agreement

"FIXED PRICE" shall have the meaning given to that term in the Asset Purchase Agreement;

"GENERAL PARTNER" means Coastal Fibre General Partner Ltd., the current general partner of the Vendor, and any successor general partner thereto;

"GOVERNMENTAL APPROVAL" means any authorization, permit, approval, grant, licence, consent, right, privilege, registration, filing, order, commitment, judgment, direction, ordinance, decree or like instrument or affirmation issued or granted by a Governmental Authority;

"GOVERNMENTAL AUTHORITY" shall have the meaning given to that term in the Asset Purchase Agreement;

"INVENTORY" means any logs or other forest products harvested or otherwise produced by the Purchaser from the Collateral;

"LIEN" means, with respect to Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or capital lease, upon or with respect to any property or asset of such Person;

"MATERIAL ADVERSE CHANGE" means any one or more transactions, events or conditions, which, when taken together, would reasonably be expected to:

          (i) Have a material adverse affect on: (1) the ability of the purchaser to deliver sufficient chips under the Fibre Supply Agreement to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment; or (2) the priority of the liens of the security; or

          (ii) So long as any security is outstanding, result in or permit the cancellation or termination of tree farm licence 37 by any governmental authority unless replaced with a tree farm licence of reasonably equivalent value or utility to the purchaser, in which the purchaser will grant a security interest under the security to the vendor;.

"MINIMUM ANNUAL VOLUME COMMITMENT" shall have the meaning given to that term in the Fibre Supply Agreement;

"MINIMUM ROLLING VOLUME COMMITMENT" shall have the meaning given to that term in the Fibre Supply Agreement;

"MORTGAGE" means the collateral Mortgage in the principal amount of $45,000,000 made by the Purchaser in favour of the General Partner, as supplemented to include a charge on the Timberlands after their transfer from the Vendor to the Purchaser;

"PERMITTED DISPOSITIONS" means any:

          (iii) sale of inventory in the ordinary course of business or otherwise not in violation of the fibre supply agreement;

          (iv) sale or other disposition of any personal property (excluding the tfl) forming part of the collateral where:

               (1) such personal property is obsolete or otherwise not required in the Collateral Operations; or

               (2) such personal property is replaced, within a reasonable time, with personal property of reasonably equivalent value or utility to the

                    Purchaser and the Purchaser shall grant to the Vendor a security interest therein under the Security; or

               (3) such personal property, together will all other personal property forming part of the Collateral and sold or otherwise disposed of in that calendar year, has an aggregate fair market value not exceeding $1,000,000, provided that if the Purchaser disposes of any locomotive which constitutes Collateral, irrespective of its value, the Purchaser shall replace that locomotive with one of reasonably equivalent value or utility to the Purchaser and the Purchaser grants to the Vendor a security interest therein under the Security; and

          (v) any sale or other disposition of any of the real property described in schedule "a" hereto, where, in the opinion of the vendor, acting reasonably, such sale or other disposition does not materially impact the continuing operations of the collateral operations;

"PERMITTED ENCUMBRANCES" means:

     (a) the reservations, limitations, provisos and conditions expressed in the original Crown grants of the fee simple lands and the statutory exceptions to title identified in Schedule 1.1 (ppp) of the Asset Purchase Agreement;

     (b) the endorsements identified in Schedule 1.1(ppp) of the Asset Purchase Agreement as being on certificate of title in favour of Governmental Authorities which are not unique to the particular registered owner relative to the permitted use of fee simple lands;

     (c) charges granted by public utilities in respect of their interest, if any, in fee simple lands;

     (d) liens for property taxes, charges, rates, duties, levies and assessments (or other taxes) which are not yet due;

     (e) undetermined or inchoate liens or charges incidental to current construction or current operations which have not been filed or registered in accordance with Applicable Law or of which written notice has not at the time been duly given in accordance with Applicable Law or which relate to obligations not at the time due or delinquent;

     (f) encumbrances incidental to the conduct of the Collateral Operations which, in the aggregate, do not materially detract from the value of the Collateral or materially impair the use of the Collateral in the Collateral Operations;

     (g) a claim of right, title or jurisdiction which may be made or established to or over any lands, waters, or products harvested therefrom by any aboriginal peoples by virtue of and relying upon their status as aboriginal peoples;

     (h) the encumbrances listed in Schedule 1.1 (ppp) of the Asset Purchase Agreement; and

     (i) the liens created by the trust indenture dated as of July 17, 2004 between the Purchaser and The Bank of New York as Trustee, to the extent that the Security does not rank in priority to such liens by operation of law or as a result of a grant of priority by that Trustee, provided that the inclusion of any encumbrance in this definition does not constitute an acknowledgment of the priority of, or the grant of priority over, the Security;

"PERSON" includes an individual, partnership, body corporate, corporation, (including a business trust) joint stock company, trust, unincorporated association, joint venture and other entity and any Governmental Body;

"PREPAYMENT DEPOSIT AMOUNT" means the Chip Premium Prepayment Deposit in the amount of $35 million made by the Vendor to the Purchaser pursuant to the Fibre Supply Agreement;

"RECEIVER" means a receiver or receiver/manager or a receiver and manager appointed under any of the Security;

"SECOND CHIP PREMIUM" shall have the meaning being given to that term in the Fibre Supply Agreement;

"SECURITY" means the Mortgage, the Security Agreement and any other security now or hereafter held by the Vendor, or the General Partner on behalf of the Vendor, to secure the obligations of the Purchaser hereunder.

"SECURITY AGREEMENT" means the Security Agreement made by the Purchaser in favour of the Vendor;

"SECURITY RELEASE DATE" means the date which is 120 days after the tenth anniversary of this Agreement or, in the circumstances contemplated by Section 3.3, 90 days after the twentieth anniversary of this Agreement;

"TFL" means, collectively Tree Farm Licence 37 and all other timber licences issued under the Forest Act (British Columbia) now or hereafter forming part of the Collateral including, for greater certainty, all renewals, amendments and replacements thereof;

"VU" or "VOLUMETRIC UNIT" has the meaning given to that term in the Fibre Supply Agreement;

"WESTERN SAWMILLS" has the meaning given to it in the Fibre Supply Agreement;

"WESTERN TENURES" has the meaning given to it in the Fibre Supply Agreement; and

"YEAR" has the meaning given to it in the Fibre Supply Agreement.

     (b)  construction and interpretation

The division of this Agreement into Sections and, the insertion of headings are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement. Unless otherwise specified:

          (i) each reference in this Agreement to "Section" and "Schedule" is to a Section of, and a Schedule to, this Agreement;

          (ii) each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time;

          (iii) words importing the singular include the plural and vice versa and words importing gender include all genders;

          (iv) references to time of day or date mean the local time or date in Vancouver, British Columbia,

          (v) all references to amounts of money mean lawful currency of Canada, and

          (vi) an accounting term has the meaning assigned to it, and all accounting matters will be determined, in accordance with GAAP consistently applied.

     (c)  Business Day

If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, the payment or calculation is to be made, or that other action is to be taken, on or as of the next day that is a Business Day.

     (d)  Use of the Word "Including"

The word "including" when following any general term or statement will not be construed as limiting the general term or statement to the specific matter immediately following the word "including" or to similar matters, and the general term or statement will be construed as referring to all matters that reasonably could fall within the broadest possible scope of the general term or statement.

     (e)  Governing Law

This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement (including without limitation the Security) are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which are deemed to be the proper law of the Agreement.

     (f)  Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement or the legality, validity or enforceability of that provision in any other jurisdiction except that if on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable.

     (g)  Time of Essence

Time is of the essence of this Agreement.

     (h)  Survival

This Agreement and the Security shall survive the Asset Purchase Agreement and the closings of the transactions contemplated thereby.

     (i)  Conflict

In the event of any conflict between this Agreement and any of the Security, the Asset Purchase Agreement and the Fibre Supply Agreement, the provisions of this Agreement shall prevail.

     (j)  General Partner

Any Security now or hereafter held by the General Partner shall be held by the General Partner on behalf of the Vendor. Any reference herein to the Vendor with respect to any right or remedy under any such Security, or exercise of any such right or remedy, shall be deemed to include a reference to the General Partner on behalf of the Vendor.

4.   PAYMENT

     (a)  Payment of Fixed Amount

Subject to acceleration under Section 6.2, and subject to the limitation on recourse set out in Section 2.3, the Purchaser shall pay the Fixed Price to the Vendor by payment of $24.00 in respect of each VU supplied by the Purchaser to the Vendor pursuant to the Fibre Supply Agreement and not rejected by the Vendor in accordance with the Fibre Supply Agreement, commencing with the first VU delivered after application in full of the Chip Premium Prepayment Deposit by the Purchaser in payment in full by the Vendor of the First Chip Premium pursuant to the Fibre Supply Agreement. Each such payment shall be made on the date on which the Second Chip Premium is payable by the Vendor to the Purchaser pursuant to the Fibre Supply Agreement in respect of the relevant VU.

     (b)  Setoff

The amounts payable hereunder by the Purchaser in respect of the Fixed Price and the amounts payable by the Vendor under the Fibre Supply Agreement in respect of the Second Chip

Premium may be setoff against each other by either of the Purchaser and the Vendor. The Purchaser and the Vendor acknowledge that it is their intention and agree that such amounts shall be setoff without the necessity of further action by either of the Purchaser and the Vendor.

     (c)  Limitation on Recourse

The recourse of the Vendor with respect to the Fixed Price shall be limited, both before and after the Security Release Date, to the right of setoff provided for in Section 2.2 hereof and the enforcement of the Security against the Collateral and, save to the extent necessary to give effect to such setoff or enforcement, as the case may be, the Vendor shall have no claim whatsoever, either before or after the Security Release Date, in respect of the Fixed Price against the Purchaser or any of its property and assets which are not subject to any Security.

     (d)  Default Rate

All amounts payable by the Purchaser to the Vendor hereunder or under any of the Security (including without limitation the Fixed Price) which are not paid when due shall bear interest at the Default Rate from the due date until date of payment and such interest shall be payable on demand and secured by the Security.

5.   SECURITY

     (a)  Continuing Security

The Security shall be held by the Vendor (or the General Partner on its behalf) as continuing security for payment and performance of the obligations of the Purchaser hereunder and under the Security.

     (b)  Discharge of Security

If, on the Security Release Date, no Event of Default has occurred for which the Vendor has declared the outstanding balance of the Fixed Price to be due and payable pursuant to section 6.2, the Vendor shall at any time on or after the Security Release Date, at the request of the Purchaser and at the Vendor's expense, execute and deliver (or cause its General Partner to execute and deliver, where appropriate) to the Purchaser all such documents as may be reasonably required from time to time to discharge the Security and all registrations thereof. The execution and delivery of such documents shall not release the Purchaser from any of its obligations hereunder (save and except for any such obligations which are expressly stated to be in effect only for so long as the Security is outstanding).

     (c)  Extension of Security Release Date

If before the 10th anniversary of this Agreement the Purchaser proposes to cause a material net volume of logs harvested out of the Western Tenures which would normally be processed by the Western Sawmills to be diverted for processing at other sawmills owned by Western or its Affiliates that are not Western Sawmills and if such diversion would reasonably be expected to have a Detrimental Effect, and if, despite the Purchaser's efforts under Section 16.3 of the Fibre Supply Agreement, there is a net diversion of logs from Western Sawmills that has a Detrimental

Effect, then the Security Release Date will become the 20th anniversary of the Payment Agreement.

For the purposes of this Section, "DETRIMENTAL EFFECT" means a material adverse net effect on the ability of Western to deliver sufficient Chips under the Fibre Supply Agreement to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment in the applicable Years.

     (d)  Limitation on Claim

Notwithstanding the principal amount or interest rate of the Mortgage, the Vendor shall not claim any greater amount under the Security than the aggregate of the amounts intended to be secured thereby pursuant to Section 3.1 hereof.

6.   REPRESENTATIONS AND WARRANTIES

     (a)  Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor, effective on the date hereof, and on each subsequent date on which additional Security is delivered by Purchaser to Vendor, that:

          (i) Purchaser is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation, and if incorporated under the laws of a jurisdiction other than the Province of British Columbia, is duly registered as an extra-provincial corporation in the Province of British Columbia;

          (ii) Purchaser has the corporate capacity and power to enter into and perform its obligations under the Agreement and the Security;

          (iii) Purchaser has taken all necessary corporate action to authorize the execution and delivery by it of this Agreement and the Security and this Agreement and the Security have been duly and validly executed by it;

          (iv) the execution and delivery by the Purchaser of this Agreement and the Security and performance of its obligations thereunder do not breach or constitute a default under any material agreement by which the Purchaser or any of its property and assets are bound; and

          (v) this Agreement and the Security are intended to be legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser subject to:

               (1) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally; and

               (2) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

7.   COVENANTS

     (a)  Covenants of Purchaser

So long as this Agreement remains in effect, the Purchaser shall:

          (i) Forthwith on becoming aware of same, provide notice to the Vendor of any Default or Event of Default;

          (ii) Maintain its corporate existence and promptly advise the Vendor in writing of any change of corporate name or any change of jurisdiction of incorporation;

          (iii) Pay to Vendor on demand all reasonable costs, charges and expenses (whether legal or otherwise and if legal then on a solicitor and his own client basis) incurred by the Vendor in connection with or incidental to:

               A. preservation and enforcement of this Agreement and the Security, including without limitation the taking, recovery, possession and insuring of the Collateral and the enforcement of any and all rights of the Vendor under this Agreement or any of the Security; and

               B. compliance by the Vendor with all obligations and liabilities imposed upon the Vendor with respect to this Agreement or the Security by any Applicable Law (including without limitation the Personal Property Security Act (British Columbia));

          (d) Not to merge consolidate, or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other Person, if such merger, consolidation, amalgamation, sale, conveyance, transfer, lease or disposition results in the release of the obligations of the Purchaser under this Agreement or the release of the Security.

     (b)  Security Covenants

So long as any of the Security remains outstanding, the Purchaser shall:

          (a) Obtain all required consents or waivers required in connection with the grant of the Lien of the Security with respect to any part of the Collateral;

          (b) Provide to the Vendor promptly all particulars of the disposition and replacement of material Collateral;

          (c) Maintain, with financially sound and reputable insurers, insurance with respect to the Collateral Operations and the Collateral, in such amounts and against such liabilities, casualties, risks and contingencies existing from time to time as is customary for owners and operators of such businesses and similar property in accordance with good industry practice, assign to the Vendor all policies of insurance and claims thereunder, have all loss under such policies made payable to the Vendor as its interest may appear, deliver all policies or certified copies thereof to Vendor and furnish all necessary proofs and do all such other things as may be necessary to enable the Vendor to obtain payment of any monies payable under such policies;

          (d) Not grant, assume, allow or commit to exist any Lien on any of the Collateral ranking, purporting to rank or capable of ranking in priority to or pari pasu with the Lien of any of the Security, other than Permitted Encumbrances;

          (e) Not sell, convey, transfer, lease or otherwise dispose of any of the Collateral other than by Permitted Dispositions or with the written consent of the Vendor;

          (f) Permit the Vendor and its representatives and consultants to visit and inspect any of the Collateral, to examine its books and records with respect to the Collateral and Collateral Operations and to make copies and take extracts therefrom, all at the cost of the Vendor, at all such reasonable times as the Vendor may reasonably request;

          (g) Forthwith upon receipt thereof deliver to the Vendor a copy of any notice from the Minister of Forests cancelling or suspending or materially impairing, or threatening to cancel or suspend or materially impair its rights pursuant to the TFL and, except to the extent that failure to do so does not result in a Material Adverse Change:

          (h) Carry on the Collateral Operations in a proper and efficient manner in like manner as an operator of similar businesses, including obtaining and maintaining in full force and effect all material Governmental Approvals required for the conduct of the Collateral Operations;

          (i) Observe and perform all covenants, terms and conditions upon or under which any of the Collateral is secured, held or leased and pay or cause to be paid as and before they come due all rent and other sums payable pursuant to the terms or by the operation of any lease or any Lien of or affecting any of the Collateral; and

          (j) In operating the Collateral Operations comply with Applicable Laws in all material respects.

     (c)  Insurance

          Any insurance monies received by the Vendor will be held by the Vendor as additional Collateral pending written direction from the Purchaser. Those insurance monies shall be applied to rebuilding, reinstating or repairing the Collateral (provided that the Collateral is fully repaired and the repaired Collateral is subject to the liens of the Security). The Purchaser waives any provisions of the contrary contained in the Insurance Act (British Columbia) or the Fires Prevention (Metropolis) Act, 1774.

     (d)  Performance by Vendor

          If the Purchaser shall fail to perform or observe any covenant on its part contained herein or in any Security, the Vendor may, at its option, but shall not be obligated to, perform (or cause to be performed) any of the said covenants and all amounts paid and other costs reasonably incurred by the Vendor in respect of such performance shall be payable on demand by the Purchaser and shall be secured by the Security. No payment or performance hereunder by the Vendor shall relieve the Purchaser from any Event of Default.

     5.5  ENVIRONMENTAL INDEMNITY

          The Purchaser will indemnify and hold harmless the Vendor from and against all Liabilities and Damages (each as defined in the Asset Purchase Agreement) arising or incurred as a result of the existence of Contaminants (as defined in the Asset Purchase Agreement) arising after the closing of the purchase of the Collateral by the Purchaser and before the enforcement by the Vendor of the Security, at, on or under the Environment (as defined in the Asset Purchase Agreement), subject to the requirements and limitations set out in Section 9.3 of the Asset Purchase Agreement, as though the Vendor were substituted in the place of the Purchaser.

8.   EVENTS OF DEFAULT

     (a)  EACH OF THE FOLLOWING SHALL CONSTITUTE AN EVENT OF DEFAULT:

          (i) Breach of Covenants: - The Purchaser is in default of or otherwise breaches any of its covenants under this Agreement or any of the Security in a manner that results in a Material Adverse Change and, in either case, such default or breach is not cured within 90 days of written notice thereof by the Vendor to the Purchaser;

          (ii) Representation: - Any representation or warranty made herein or in any of the Security is incorrect in any material adverse respect when made or furnished and such incorrectness is not cured within 90 days of written notice thereof from the Vendor to the Purchaser;

          (iii) Winding-Up: The commencement of proceedings for the dissolution, liquidation or winding-up of the Purchaser;

          (iv) Bankruptcy and Insolvency: The Purchaser is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, trustee or similar officer for it or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect, or by any act or failure to act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any substantial part of its property or the Purchaser generally fails to pay its debts as they become due or admits in writing its present or prospective inability to pay its debts as they become due;

          (v) Involuntary Bankruptcy: - A court enters a decree or order for relief with respect to the Purchaser in an involuntary case or proceeding under any Bankruptcy or Insolvency Law, which decree or order is not stayed or similar relief is not granted under any applicable law or any of the following events continued for sixty days unless dismissed, bonded or discharged:

               (i) an involuntary case (including the filing of any notice of intention thereof) or proceeding is commenced against the Purchaser under any applicable Bankruptcy or Insolvency Law;

               (ii) a decree or order of a court for the appointment of a receiver, interim receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Purchaser or over all or a substantial part of its property, is entered; or

               (iii) a receiver, interim receiver, trustee or other custodian as appointed without the consent of the Purchaser, for all or a substantial part of the property of the Purchaser.

          (vi) Appointment of Receiver, etc: - any receiver, receiver and manager, receiver-manager, custodian, liquidator or trustee (or any person with like powers) shall be appointed for all or substantially all of the property of the Purchaser;

          (vii) Execution against Assets: a writ, execution or attachment or similar process is issued or levied against all or substantially all of the property of the Purchaser in connection with any judgment against the Purchaser in any amount which materially affects the assets of the Purchaser and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty (30) Business Days after its entry, commencement or levy;

          (viii) Lien Seizure: an encumbrancer or lienor takes possession of any material portion of the Collateral while the Security is outstanding or all or substantially all of the assets of the Purchaser;

          (ix) Cessation of Business: The Purchaser ceases to carry on its business or, so long as the Security is outstanding, ceases the Collateral Operations for a period of more than 36 months;

          (x) Illegality: It shall become illegal or unlawful for the Purchaser to carry on its business or to perform in any material way its obligations under this Agreement or the Security;

          (xi) Fibre Supply Agreement: An Event of Default (as defined therein) occurs with respect to the Purchaser under the Fibre Supply Agreement;

          (xii) Minimum Volume Commitment: The Purchaser fails to satisfy either the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment and does not either remedy the shortfall in Chips or compensate the Vendor for the shortfall in Chips within 30 days of the end of the applicable Year.

          (m) Invalidity: Any of this Agreement, the Fibre Supply Agreement or the Security ceases to be in full force and effect or is declared to be null and void, in either case as a result of an assertion by the Purchaser of lack of force or effect or of nullity.

     (b)  Enforcement

Within 90 days of the occurrence of an Event of Default, but not thereafter, the Vendor may at its option declare the outstanding balance, if any, of the Fixed Price and all other amounts owing by the Purchaser to the Vendor hereunder or under any of the Security to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Purchaser and, subject to Section 2.3 hereof and, unless the Vendor is prevented from doing so by Applicable Law relating to bankruptcy, insolvency or moratorium, commence the exercise of any or all of its rights under the Security. The Vendor shall, on substantial completion of enforcement proceedings under the Security notify the Purchaser in writing of the Vendor's election to either:

     (a) release the Purchaser from all further liability to the Vendor under the Fibre Supply Agreement and this Agreement, including, without limitation, the obligation to pay the Fixed Price; or

     (b) release the Purchaser from all obligations under this Agreement, if this Agreement has not been previously terminated, including, without limitation, the obligation to pay the Fixed Price, and reduce the obligations of each of the Vendor and the Purchaser under the Fibre Supply Agreement to deliver and to purchase Western Chips and Pulp Logs by 50%, in accordance with Section 13.6 of the Fibre Supply Agreement.

If the Vendor fails to make the election between (a) and (b) referred to above within 30 days of substantial completion of enforcement proceedings, the Vendor will be deemed to have elected (a).

9.   MISCELLANEOUS

     (a)  Entire Agreement

This Agreement and the Security constitute the entire agreement between the parties and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Agreement and the Security.

     (b)  No Other Representations

No director, officer, employee or agent of either party has any authority to make any representation, warranty or covenant not contained in this Agreement, and each party agrees that it has executed this Agreement without reliance upon any such representation or promise.

     (c)  Binding Effect

This Agreement will enure to the benefit of and be binding upon the respective legal representatives, successors and permitted assigns of the parties and this Agreement and the Security are assignable only in accordance with the provisions of the Fibre Supply Agreement.

     (d)  Time of Essence

Time is of the essence in the performance of each obligation under this Agreement.

     (e)  Further Assurances

Each party will, at its own expense and without expense to the other, execute and deliver such further agreements and other documents and do such further acts and things as the other reasonably requests to evidence, carry out and give full force and effect to the intent of this Agreement.

     (f)  Notice

Every notice, request, demand or direction (each, for the purposes of this Section (f), a "notice") will be delivered or sent by telecopier, or other similar form of written communication, in each case, addressed as applicable as follows:

If to the Purchaser at:

Western Forest Products Inc.
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

Attention: President
Fax No.: (250) 748-6045

with a copy to:

Bull, Housser & Tupper LLP
3000 Royal Centre
1055 West Georgia Street
Vancouver, BC V6E 3R3

Attention: William S. Garton
Fax No.: (604) 646-2605

if to the Vendor at:

Suite 100, 1700 West 75th Avenue
Vancouver, BC V6P 6G2

Attention: David M. Calabrigo,
Vice President, Corporate Development,
General Counsel and Corporate Secretary

Fax No.: (604) 661-5435

with a copy to:

Lawson Lundell LLP
Suite 1600 Cathedral Place
925 West Georgia Street
Vancouver, BC V6C 3L2

Attention: David Allard
Fax No. (604) 669-1620

and

Davis & Company
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Attention: Donald Bell
Fax No. (604) 605-3535

or to such other address as is specified by the particular party by notice to the other.

     (g)  Deemed Receipt

Any notice delivered or sent in accordance with Section (f) will be deemed to have been given and received:

          (i) if delivered, on the first Business Day after the day of delivery; and

          (ii) if sent by telecopier or other similar form of written communication, on the first Business Day after the day of transmittal.

     (h)  Delivery by Fax

Any party may deliver an executed copy of this Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Agreement.

     (i)  Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

COASTAL FIBRE LIMITED PARTNERSHIP       WESTERN FOREST PRODUCTS INC.
By Its General Partner, Coastal Fibre General Partner Ltd.


Per:                                    Per:

     Authorized Signatory                    Authorized Signatory

                                  SCHEDULE "A"

[Real Property which can be disposed of by Permitted Disposition.]

                                SCHEDULE 1.1(OOO)

                                     PERMITS

1.   TENURES

     The Tenures, including all cutting permits related thereto.

2.   SPECIAL USE PERMITS

     S21562   S21874   S22310

     S21739   S21875   S22444

     S21759   S21876   S22515

     S21772   S21877   S22516

     S21773   S21886   S22519

     S21794   S21908   S23128

     S21870   S22082   S23200

     S21871   S22100   S23376

     S21872   S22132   S00857

3.   RAILROAD PERMIT

     Railway Operating Permit No. OP2005-36

4.   PARK USE PERMIT

     Park Use Permit No. ST9710077

5.   RADIO LICENCES

     All Industry Canada Radio Licences used in the Operations

                                SCHEDULE 1.1(PPP)

                             PERMITTED ENCUMBRANCES

1.   The property leases

2. The charges listed on Schedule 1.1(vv) registered on title to the Lands and any non- financial charges registered on title to the Timberlands in the applicable land Title Office on the date of this Agreement.

                                SCHEDULE 1.1(SSS)

                               PRIORITY AGREEMENT

See attached.

                               PRIORITY AGREEMENT

THIS AGREEMENT is dated for reference the ___ day of December, 2005.

AMONG

          THE BANK OF NEW YORK

                                                                 (the "Trustee")

          and

          BNY TRUST COMPANY OF CANADA

                                                        (the "Collateral Agent")

          and

          COASTAL FIBRE LIMITED PARTNERSHIP,

                                                             (the "Partnership")

          and

          WESTERN FOREST PRODUCTS INC.

                                                                     ("Western")

WHEREAS:

     A. Under the terms of the Indenture Western is permitted to grant "Permitted Liens", including encumbrances securing "Purchase Money Debt" (each as defined in the Indenture;

     B. Western proposes to grant the Partnership Security to the Partnership in order to secure the Partnership Indebtedness;

     C. But for an issue of technical interpretation of the British Columbia Personal Property Security Act the Partnership Security would constitute a "purchase money security interest" as defined in that Act, and would constitute a "Permitted Lien" under the Indenture;

     D. Western and the Partnership have requested that the Trustee and the Collateral Agent enter into this Agreement in order to confirm the permissibility of the Partnership Indebtedness and the priority of the Partnership Security.

IN CONSIDERATION of the mutual agreements contained herein, the parties agree as follows:

                            ARTICLE 1. - DEFINITIONS

1.1. In this Agreement, the terms defined in Schedule A hereto shall have the meaning attributed to them therein.

                    ARTICLE 2. - CONSENT AND ACKNOWLEDGEMENT

2.1. The Trustee and the Collateral Agent consent to the creation and issue by Western to the Partnership of the Partnership Security and to the incurring by Western of the Partnership Indebtedness secured thereby and acknowledge that such creation, issue and incurrence does not breach the obligations of Western under the Indenture.

2.2. The Partnership hereby acknowledges that the Partnership Security does not and will not extend to any property of Western other than the Partnership Collateral or secure any indebtedness or obligations of Western other than the Partnership Indebtedness.

                           ARTICLE 3. - SUBORDINATION

3.1. The Trustee and the Collateral Agent hereby agree that, to the extent that it is not postponed and subordinated by operation of law by virtue of the provisions of the Personal Property Security Act, the Trustee Security is hereby postponed and subordinated in all respects to the Partnership Security on the Partnership Collateral.

3.2. Subject to Section 3.3, the subordination and postponement contained herein shall apply in all events and circumstances regardless of:

     (a) the date of execution, attachment, registration or perfection of any of the Trustee Security or Partnership Security;

     (b) the date of any advance or advances made to Western by, the incurrence by Western to any obligation to, the Trustee, the Bondholders or the Partnership;

     (c) the date of default by Western under any of the Trustee Security or the Partnership Security or the dates of crystallization of any floating charges held by the Trustee, the Collateral Agent or the Partnership; or

     (d) any priority granted by any principle of law or any statute, including any personal property security or like statute.

3.3. The Trustee and the Partnership shall allow each other, and their agents, access at all reasonable times to any property and assets of Western upon which such other party has a charge or security interest to view the same, and access to make copies of or extracts from, any books of account and all records, ledgers, reports, documents and other writings relating to such property and assets, and to permit such other party at all reasonable times to remove any property and assets of Western upon which its charge or security interest has priority under this Agreement from the premises of Western, without interference, provided that such other party shall promptly repair any damage caused to the premises by the removal of any such property or assets.

                       ARTICLE 4. - COVENANTS OF WESTERN

4.1. Western hereby confirms to and agrees with the Trustee, the Collateral Agent and the Partnership that so long as Western remains obligated or indebted to the Trustee, the Bondholders and the Partnership, it shall hold its assets for the Trustee and Bondholders and for the Partnership in accordance with their respective interests and priorities under this Agreement.

                              ARTICLE 5. - GENERAL

5.1. From time to time upon request therefor the Trustee and the Partnership may advise each other of the particulars of the indebtedness and liability of Western to the Bondholders each other and all security held by each therefor.

5.2. The Trustee, Collateral Agent, the Partnership and Western shall do, perform, execute and deliver all acts, deeds and instruments as may be necessary from time to time to give full force and effect to the intent of this Agreement; provided, however, that no consent of Western shall be necessary to any amendment of the terms hereof by the Trustee, the Collateral Agent and the Partnership unless the interests of Western are directly affected thereby. Each of the Partnership and the Trustee appoints the other as its agent to make any registrations or filings as may be necessary or desirable with respect to this Agreement, including the registration of any financing change statement at the Personal Property Registry.

5.3. Neither the Trustee and the Collateral Agent nor the Partnership shall transfer or assign any of the Trustee Security or the Partnership Security without obtaining from the assignee or transferee an agreement to be bound by the provisions of this Agreement in form satisfactory to both the Partnership and the Trustee.

5.4. Any notice required or permitted to be given pursuant to this Agreement shall be in writing and shall be addressed and delivered to the parties hereto as follows:

     to the Trustee:            Attention:

                                Address: 101 Barclay Street
                                         New York, New York
                                         10286

                                Fax: (212) 815-5802

     to the Collateral Agent:   Attention: _______________________

                                Address: _________________________

                                Fax: _____________________________

     to Western:                Attention: President

                                Address: 3rd Floor, 435 Trunk Road
                                         Duncan, British Columbia
                                         V9L 2P9

                                Fax: (250) 748-6045

     to the Partnership:        Attention: David M. Calabrigo
                                           Vice President Corporate Development,
                                           General Counsel and Corporate
                                           Secretary

                                Address: Suite 100, 1700 West 75th Ave
                                         Vancouver, British Columbia
                                         V6P 6G2

                                Fax: (604) 661-5435

     Notices may be sent by fax or delivered personally and in each case shall be deemed to be received on the business day so transmitted by fax or personally delivered if delivered before 5:00 p.m. Pacific Time and otherwise shall be deemed to be received on the next following business day.

5.5. This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and shall be effective as of the date specified in Section 5.8 hereof.

5.6. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including without limitation, in the case of the Trustee, any successor trustee to the Trustee under the Indenture), assigns, executors and personal representatives, and shall be governed by the laws of the Province of British Columbia. The parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any dispute arising hereunder;

5.7. This Agreement shall continue in full force and effect until the earlier of the date on which it is terminated by the mutual consent of the Trustee and the Partnership and the date on which all obligations of Western secured by the Partnership Security have been repaid or performed in full..

5.8. Notwithstanding the date of reference of this Agreement or the date or dates on which this Agreement is signed by the parties hereto, this Agreement shall take effect as and from December _______, 2005.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

THE BANK OF NEW YORK                    COASTAL FIBRE LIMITED PARTNERSHIP
by its authorized signatories           by its general partner COASTAL FIBRE
                                        GENERAL PARTNER LTD.]
                                        by its authorized signatory


-------------------------------------   ----------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


-------------------------------------   ----------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


BNY TRUST COMPANY OF CANADA

by its authorized Signatories


-------------------------------------
Name:
      -------------------------------
Title:
       ------------------------------


-------------------------------------
Name:
      -------------------------------
Title:
       ------------------------------

WESTERN FOREST PRODUCTS INC. by its
authorized signatories


-------------------------------------
Name:
      -------------------------------
Title:
       ------------------------------


-------------------------------------
Name:
      -------------------------------
Title:
       ------------------------------

                                   SCHEDULE A

THE FOLLOWING TERMS SHALL HAVE THE FOLLOWING MEANINGS:

"Bondholders" means the holders bonds issued from time to time under the Indenture;

"General Partner" means Coastal Fibre General Partner Ltd., the current general partner of the Partnership, and any successor general partner thereto;

"Indenture" means the indenture dated as of July 27, 2004, between Western and the Trustee, as trustee, as amended, supplemented and restated from time to time;

"Mortgage" means the mortgage made by Western in favour of the General Partner on behalf of the Partnership dated for reference December __, 2005;

"Partnership Collateral" means:

     1.   the Purchased Assets; and

     2. all proceeds (including without limitation insurance proceeds)of any of the Purchased Assets arising from time to time, whether through sale, substitution or other dealing;

"Partnership Indebtedness" means, collectively, the following indebtedness and liability of Western to the Partnership:

          (a) a principal amount of $45,000,000 in respect of the purchase of the Purchased Assets pursuant to the Payment Agreement;

          (b) all costs and expenses of the Partnership in recovering payment of the amount in (a) or in maintaining, enforcing or performing any of the covenants of Western under the Payment Agreement or the Partnership Security; and

          (c) interest on the amounts in (a) and (b) at the rates provided in the Payment Agreement or the Partnership Security, as the case may be;

"Partnership Security" means the Security Agreement, the Mortgage and all other security now or in the future held by the Partnership (or the General Partner on its behalf) from Western where said additional security charges only all or a portion of the Partnership Collateral and secures only all or a portion of the Partnership Indebtedness;

"Payment Agreement" means the payment agreement made between Western and the Partnership dated _____, 2005, as amended, supplemented and restated from time to time;

"Purchase Agreement" means the agreement of purchase and sale made between Western and the Partnership dated for reference ______, 2005;

"Purchased Assets" means all property and assets of the Partnership and of Canadian Forest Products Ltd. that are used in the normal course of operating the log harvesting and forest management operation on Vancouver Island known as the Englewood Logging Division which is owned and operated by Canadian Forest Products Ltd. as of the date of the Purchase Agreement, but excluding the "Excluded Assets" as defined in the Purchase Agreement;

"Security Agreement" means the security agreement made by Western in the favour of the Partnership dated for reference ___, 2005;

"Trustee Security" means any security now or in the future held by the Trustee or the Collateral Agent from Western, including without limitation the Indenture.

                                SCHEDULE 1.1(TTT)

                                 PROPERTY LEASES

1. Land Lease Agreement between S.A. Mowatt Limited and Canadian Forest Products Ltd. dated March 1, 1987 and Extension letter dated July 4, 2002.

2.   Kokish Hatchery Agreement with Stolt Sea Farms dated January 1, 2002.

3.   Tsulton River Hatchery Agreement with Stolt Sea Farms dated May 1, 2002.

4.   Ground Lease with Englewood Packing Company Ltd. dated January 1, 1996.

5. Compost Facility Operation Agreement with Don Waugh, SeaSoil Inc. (unwritten agreement)

6. Lease Agreement between Northland Power Chip Limited Partnership and Canadian Forest Products Ltd. Dated for Reference November 1, 2002.

                               SCHEDULE 1.1(AAAA)

                               REQUIRED APPROVALS

PART 1

1.   Competition Act Approval

2. Notices to proceed under the Forest Act (British Columbia) with respect to the transfer of the Tenures from:

     (a)  Canfor to the Vendor; and

     (b)  Vendor to the Purchaser.

3. Consent of Minister of Forests under Section 54.7(1) of Forest Act to the transfer of the Timberlands in TFL 37:

     (a)  Canfor to the Vendor; and

     (b)  Vendor to the Purchaser.

4. Required approvals or notifications under the Investment Canada Act in connection with the completion of any of the transactions contemplated by this Agreement or the performance of any of the terms and conditions of the Agreement (if any).

5. Any consents or approvals required to transfer of any of the operating Permits included in the Railway Assets.

PART 2

1.   Consent to the transfer or re-issuance (as applicable) of:

     (a) Permits as listed in Schedule 1.1(ooo) (except for item 5, Part 1 above)

     (b)  Environmental Permits as listed in Schedule 1.1(hh)

2.   Consent to the assignment of the contracts (as required).

3.   Consent to the division, amendment or assignment (as applicable) of:

     (a)  the Equipment Leases as listed in Schedule 1.1(jj)

     (b)  the Licence Agreements as listed in Schedule 1.1(aaa)

                               SCHEDULE 1.1(BBBB)

                         RESIDUAL FIBRE SUPPLY AGREEMENT

See attached.

                             FIBRE SUPPLY AGREEMENT

THIS AGREEMENT dated for reference this ____ day of December, 2005,

BETWEEN:

     WESTERN FOREST PRODUCTS INC., a corporation incorporated under the laws of Canada, having an office at 3rd Floor, 435 Trunk Road Duncan, British Columbia, V9L 2P9.

     ("WESTERN")

AND:

     WESTERN PULP LIMITED, a corporation incorporated under the laws of Canada, having an office at *, Vancouver, British Columbia,

     ("WESTERN PULP")

AND:

     COASTAL FIBRE LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, by its general partner, Coastal Fibre General Partner Ltd., each having an office at *, Vancouver, British Columbia,

     ("BUYER")

AND:

     HOWE SOUND PULP AND PAPER LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, by its general partner, HSPP General Partner Ltd., each having an office at *, Vancouver, British Columbia,

     ("MILL OWNER")

WHEREAS:

A. Western presently sells all or substantially all of the Chips produced and Pulp Logs harvested by Western (or an equivalent volume) to its Affiliate, Western Pulp, for use at its Squamish Pulp Mill (as defined herein);

B. As a result of continuing weak markets for the pulp produced by the Squamish Pulp Mill, Western has now independently determined that, as an overall business objective, it should focus on its solid wood manufacturing and processing business rather than on the production of pulp;

C. Western has made concerted attempts to sell the Squamish Pulp Mill but, to date, has not been successful in negotiating a sale of the Squamish Pulp Mill;

D. In view of the failure to sell the Squamish Pulp Mill, Western has determined to exit the pulp business as soon as practicable and, upon closure of the Squamish Pulp Mill, Western will have Chips and Pulp Logs available for sale to third parties;

E. In these circumstances, the Buyer has expressed its interest in acquiring all Western Chips produced and Pulp Logs harvested by Western on a long term basis at prices that reflect the long term nature of the commitment by the parties;

F. Western and Western Pulp must incur substantial costs to close the Squamish Pulp Mill, estimated to be in excess of $[redacted];

G. Western is prepared to commit its Chips and Pulp Logs to the Buyer on a long term basis on the terms and conditions set out herein and to forgo its right to sell the Chips and Pulp Logs to other third parties during the term of this Agreement, but only on condition that the Buyer pays a non refundable premium price for the Western Chips by way of a $35 million prepayment deposit on execution of this Agreement, which prepayment deposit will be applied against the price payable by the Buyer for Chips purchased from Western hereunder and will be used by Western to cover some of the closing costs of the Squamish Pulp Mill;

H. In order to secure a long term supply of Chips and Pulp Logs from Western, the Buyer is willing to pay the $35 million prepayment deposit on a non-refundable basis as consideration for entering into this Agreement with Western; and

I. The Mill Owner has made certain arrangements to take delivery of the Chips purchased from Western and has agreed to provide its covenant to Western as to the obligations of the Buyer hereunder.

THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the promises, covenants and agreements set forth herein, the parties agree as follows:

1.   INTERPRETATION

1.1  DEFINITIONS

In this Agreement (including the recitals), except as otherwise expressly provided or as the context otherwise requires:

     (a) "AFFILIATE" means with respect to any Person, any other Person that is directly or indirectly controlled by, such Person. For the purposes of this definition, a Person is "CONTROLLED BY" another Person, if that other Person directly or indirectly possesses sufficient rights (whether through ownership of shares, by contract or otherwise) which are freely exercisable without penalty or disadvantage to that other Person to direct or cause the direction of the management and policies of that Person except business or affairs which by law must be determined by shareholders or other Persons;

     (b) "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement dated as of December __, 2005 among Western, the Buyer and Canfor providing for the purchase and sale of the assets and operations of Canfor's Englewood Logging Division located on Vancouver Island, including Tree Farm License 37 and other timber licences;

     (c) "BUSINESS DAY" means a day that is not a Saturday or Sunday and is not a statutory holiday in British Columbia;

     (d)  "CANFOR" means Canadian Forest Products Ltd.;

     (e)  [redacted]

     (f)  [redacted]

     (g)  [redacted]

     (h)  "CHIP DELIVERY POINT" has the meaning assigned to it in Section 3.5;

     (i) "CHIP PRICE" means, with respect to all Chips, a price per Volumetric Unit which is estimated to be the market price for Chips sold to pulp mills in the Coast Forest Region under arm's-length, long term arrangements (which are those having a term of, or having been in force on substantially similar terms for, at least three years) for Chips of similar quality, specifications and volumes to those being purchased and sold under this Agreement determined on the basis of F.O.B. loaded truck, barge or scow within the Coast Forest Region;

     (j) "CHIP SPECIFICATIONS" means the specifications for Chips set out in Schedule C as varied from time to time pursuant to Section 2.5;

     (k) "CHIPS" means coniferous wood chips produced as a residual by-product of lumber manufacturing ("residual Chips") or produced from whole-log chipping ("whole log Chips");

     (l) "CLOSING DATE" has the meaning given to it in the Asset Purchase Agreement;

     (m) "COAST FOREST REGION" means the Coast Forest Region as presently defined under the Forest Act (British Columbia);

     (n) "COSTS" means, with respect to any matter, all costs, losses, damages, liabilities, deficiencies, expenses (including all costs of investigation, reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly as a consequence of such matter, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

     (o) "ENCUMBRANCE" means a security interest, mortgage, pledge, hypothecation, lien, easement, right-of-way, encroachment, covenant, condition, right of re-entry, lease, licence, assignment, option, claim or other title defect, encumbrance or charge whatsoever, whether or not registered or registrable;

     (p) "EVENT OF DEFAULT" has the meaning assigned in Section 13.1 through 13.3;

     (q) "EXISTING CHIP AND HOG FUEL AGREEMENTS" means the following agreements:

          (1) all Chip purchase agreements or arrangements, written or oral, made by Western with third parties and in effect at the Closing Date where the chips are loaded at the Silverdale reload facility; and

          (2) the Chip and Hog Fuel trade agreements between Western and [redacted];

     (r)  "EXCLUDED CHIPS" means:

          (1)  subject to Section 16.1, the Retained Chips;

          (2) subject to Section 2.2 in the case of Uncommitted Chips, any Chips produced by any timber processing facilities owned or operated by Western or an Affiliate other than the Western Sawmills; and

          (3) any Chips produced by any timber processing facilities that are owned, leased or operated by or for Western or an Affiliate under custom cutting, pulp log chipping or log merchandizing contracts with other Persons.

     (s)  "FORMULA CHIP PRICE" means:

          (1) with respect to all Chips (except Douglas Fir, Western Red Cedar and Cypress or Yellow Cedar) delivered during a particular Quarter, a price per Volumetric Unit equal to [redacted] of the Howe Sound Pulp Mill Net then in effect for that Quarter;

          (2) with respect to all Douglas Fir Chips delivered during a particular Quarter, a price per Volumetric Unit equal to [redacted] of the Howe Sound Pulp Mill Net then in effect for that Quarter less $[redacted];

          (3) with respect to all Western Red Cedar Chips delivered during a particular Quarter, a price equal to [redacted] of Howe Sound Pulp Mill Net then in effect for that Quarter (the "RED CEDAR PRICE"); and

          (4) with respect to Cypress (or Yellow Cedar) chips delivered during a particular Quarter, a price equal to [redacted] of the Red Cedar Price.

     (t) "HOG FUEL" means bark and other wood waste of a species mix which is substantially in the same proportion as the species mix of Chips sold hereunder, all of which meets the Hog Fuel Specifications, produced as a by-product of wood manufacturing at the Western Sawmills and designated by Western from time to time as being surplus to the requirements of Western, except that Hog Fuel may or may not, at the option of Western, include sawdust and shavings from time to time;

     (u)  "HOG FUEL DELIVERY POINT" has the meaning as set out in Section 7.7;

     (v) "HOG FUEL PRICE", for all Hog Fuel delivered in a Quarter, means the price per Unit [NOTE TO DRAFT: HOG FUEL UNIT NEEDS TO BE DEFINED.] estimated as being paid by [redacted] under arm's-length arrangements for Hog Fuel of similar quality, specifications and volumes to those being purchased and sold under this Agreement determined on the basis of F.O.B. loaded truck, scow or barge within the Coast Forest Region;

     (w) "HOG FUEL SPECIFICATIONS" means the specifications for Hog Fuel set out in Schedule F;

     (x) "HOWE SOUND PULP MILL" means the pulp and paper mill now owned and operated by the Mill Owner on Howe Sound, British Columbia;

     (y) "HOWE SOUND PULP MILL NET" means, for a particular Quarter, the average weighted gross selling price less all discounts (including cash discounts and volume rebates), commissions due sales agents customary in the industry and freight costs (including allowances), all of the foregoing being converted into Canadian dollars (using the average daily exchange rates for that particular Quarter), realized by the owner of the Howe Sound Pulp Mill, on a per air dry metric tonne basis and as reflected in their sales records, for prime northern softwood bleached kraft pulp produced by the Mill Owner and sold during that Quarter except that if the Howe Sound Pulp Mill does not produce any commercial quantities of pulp during that particular Quarter, then the Howe Sound Pulp Mill Net will be the Pulp & Paper Price multiplied by the Mill Net Percentage. "Pulp & Paper Price" means the average gross selling price (less comparable deductions as contemplated above) for Canadian bleached kraft softwood pulp delivered into U.S. markets, in U.S. dollars per air dry metric tonne and being converted into Canadian dollars, during the immediately preceding Quarter as determined by and reported in the Pulp & Paper Week Price Watch. "Mill Net Percentage" means the Howe Sound Pulp Mill Net for the immediately preceding Quarter divided by the Pulp & Price Paper Price, expressed as a percentage. For illustration purposes, the calculation of the Howe Sound Pulp Mill Net for the months of June, July and August, 2005 for each of the calculations set out above is set out in Schedule E to this Agreement;

     (z) "LOG DELIVERY POINT" means, with respect to Pulp Log booms, the log booming grounds operated by the Buyer (or which the Buyer has the right to utilize for this purpose) at either the North Arm Jetty or Long Bay, Gambier Island and, with respect to Pulp Log barges, the log booming grounds at Long Bay, Gambier Island except if the Buyer or Canfor no longer has the right to use such log booming or sorting facility then any log boom or log barging point within the Coast Forest Region which:

          (1) the Buyer has the right to use as a log boom or log barging point;

          (2) is readily accessible to Western, at no additional cost, to deliver logs; and

          (3) is designated as a Log Delivery Point from time to time by the Buyer;

     (aa) "M(3)" means a cubic metre of logs, British Columbia metric scale as determined under the Forest Act (British Columbia);

     (bb) "MAJOR BREACH" means a dispute with respect to a breach, or anticipated breach, of this Agreement that would result in a party suffering harm for which such party could not adequately be compensated by a monetary award;

     (cc) "MINIMUM ANNUAL VOLUME COMMITMENT" means the commitment of Western to supply to the Buyer a minimum volume of 200,000 Volumetric Units of Chips which have been delivered to and accepted by the Buyer (or otherwise included in the calculation as provided for in Section 11.15) in accordance with this Agreement in each Year during the first ten Years of this Agreement, or if extended as provided for in Section
          3.3 of the Payment Agreement, then in each Year during the first twenty Years of this Agreement;

     (dd) "MINIMUM ROLLING VOLUME COMMITMENT" means the commitment of Western, from the end of the third Year of this Agreement and the end of each Year thereafter to the end of the tenth Year of this Agreement (or the end of the 20th Year of this Agreement if extended as provided for in
          Section 3.3 of the Payment Agreement), to supply to the Buyer a minimum volume of 900,000 Volumetric Units of Chips which have been delivered to and accepted by the Buyer (or otherwise included in the calculation as provided for in Section 11.15) in accordance with this Agreement, during the immediately preceding three Year period;

     (ee) "PAYMENT AGREEMENT" has the meaning assigned to it in the Asset Purchase Agreement;

     (ff) "PERSON" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature;

     (gg) "PULP LOG PRICE" means, for each month during the term of this Agreement, the average Vancouver Log Market Price in the last five days of the immediately preceding month for Pulp Logs meeting the Pulp Log Specifications as determined by Western, acting reasonably and in good faith, on or before the fourth Business Day of that month by notice to the Buyer, provided that for any log which is at the relevant time assessed no value as a pulp log in the Vancouver Log Market (such as is currently the case for [redacted] logs), the log will have no value and will be transferred at $0.00;

     (hh) "PULP LOG SPECIFICATIONS" means the specifications for Pulp Logs set out in Schedule D;

     (ii) "PULP LOGS" means those hemlock, balsam, fir, spruce, cypress and cedar logs harvested, manufactured and sorted according to the quality and specifications from time to time normal for logs prepared for sale on the Vancouver Log Market to pulp mills for producing wood pulp or to whole log chipping facilities to produce wood chips except Pulp Logs will not include any log designated by Western (prior to the commencement of shipment to the Buyer), acting reasonably and in good faith, for processing through a Western Sawmill or as otherwise being required by Western or an Affiliate for its own internal purposes and not for resale;

     (jj) "QUARTER" means any consecutive three-month period in a calendar year commencing on the first day of January, April, July or October and ending the last day of March, June, September or December, respectively;

     (kk) "RETAINED CHIPS" means 100,000 VUs of Chips produced by the Western Sawmills during each Year of this Agreement that are designated as such by Western from time to time except, during [redacted], Retained Chips will not include any Chips produced by Western's Duke Point Sawmill;

     (ll) "SQUAMISH PULP MILL" means the pulp mill in Howe Sound now owned and operated by Western Pulp;

     (mm) "SUBSTITUTED SAWMILL" means if a Western Sawmill is shut down, destroyed or otherwise rendered inoperable, or the volume of wood processed therein is substantially curtailed for any reason other than as set out in Sections 11.7 or 11.8 then any sawmill constructed, acquired or used under contract by Western or its Affiliates within the Coast Forest Region from time to time which replaces or substitutes for the Western Sawmill for so long as such conditions exist. For greater certainty, a Substituted Sawmill will not include any timber processing facility now owned and operated by Cascadia Forest Products Ltd.;

     (nn) "SUBSTITUTED TIMBER TENURE" means any timber tenure, timber harvesting right or interest therein (including any licence or agreement referred to in Part 3 of the British Columbia Forest Act) within the Coast Forest Region acquired by Western from time to time which, in whole or in part, replaces or substitutes for the harvesting rights represented by a Western Timber Tenure and is located south of Kitimat, British Columbia;

     (oo) "SUBSTITUTED TIMBERLANDS" means any real property or interest therein within the Coast Forest Region acquired by Western from time to time for timber production purposes which, in whole or in part, replaces or substitutes for the harvesting rights represented by a Western Timberland and is located south of Kitimat, British Columbia;

     (pp) "TERMINATION DATE" means the date on which this Agreement is terminated pursuant to Part 12;

     (qq) "TFL INDEBTEDNESS" means the Fixed Price payable to the Buyer under the terms of, and as defined in, the Asset Purchase Agreement;

     (rr) "TRADED CHIPS" means Chips purchased or otherwise acquired by the Buyer from other Persons in exchange for or in connection with the Buyer selling Western Chips to such other Persons;

     (ss) "TRADED LOGS" means logs that are acquired by Western from other Persons in exchange for logs harvested from either the Western Timber Tenures or the Western Timberlands;

     (tt) "VANCOUVER LOG MARKET" means the area commonly known within the forest industry as the Vancouver log market area including the Vancouver area and the east coast of Vancouver Island south of Rock Bay;

     (uu) "VANCOUVER LOG MARKET PRICE" means the prices paid or allowed for in trades by operators of wood processing facilities to arm's-length suppliers or traders for logs delivered in the Vancouver Log Market;

     (vv) "VOLUMETRIC UNIT" or "VU" means 200 ft(3) of gravity packed Chips if delivered in Chip barges and if delivered by truck means (i) in the case of hemlock/ balsam/ spruce Chips 839 bone dry kilograms of Chips
          (ii) in the case of fir/ pine Chips 907 bone dry kilograms of Chips,
          (iii) in the case of Western Red Cedar Chips 680 bone dry kilograms of Chips and (iv) in the case of Cypress or Yellow Cedar Chips 821 bone dry kilograms of Chips;

     (ww) "WESTERN CHIPS" means all Chips produced by Western as a residual by-product of wood manufacturing at the Western Sawmills except the Excluded Chips;

     (XX) "WESTERN RESIDUAL BASE COST" means the average freight and shipping costs, [on a barge by barge basis[ of delivering Western Chips from the Western Sawmills (other than the Duke Point sawmill and including, as applicable, truck transportation to barging facilities) to the Howe Sound Pulp Mill;

     (yy) "WESTERN SAWMILLS" means the sawmills described in Part 1 of Schedule A, any capital improvements, expansions or additions to such facilities and all Substituted Sawmills;

     (zz) "WESTERN TIMBERLANDS" means the real property described in Part 2 of Schedule A and all Substituted Timberlands;

     (aaa) "WESTERN TIMBER TENURES" means the timber tenures described in Part 3 of Schedule A and all Substituted Timber Tenures;

     (bbb) "WESTERN WHOLE LOG BASE PRICE" means the average freight and shipping costs, [on a barge by barge basis[, of delivering the whole log Chips from within the Vancouver Log Market to the Howe Sound Pulp Mill; and

     (ccc) "YEAR" means a calendar year beginning on January 1 and ending on December 31 except, in the first Year of this Agreement, "Year" means the period beginning on the Closing Date and ending on December 31 of that Year.[ADD STUB PERIOD CONCEPT]

1.2  CONSTRUCTION AND INTERPRETATION

The division of this Agreement into Sections, the insertion of headings and the provision of a table of contents are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement. Unless otherwise specified:

     (a) this Agreement means this agreement, including the recitals and schedules hereto, as supplemented or amended from time to time;

     (b) each reference in this Agreement to "SECTION" and "SCHEDULE" is to a Section of, and a Schedule to, this Agreement;

     (c) each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time;

     (d) words importing the singular include the plural and vice versa and words importing gender include all genders;

     (e) the word including, when following a general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

     (f) references to time of day or date mean the local time or date in Vancouver, British Columbia;

     (g)  all references to amounts of money mean lawful currency of Canada;

     (h) an accounting term not otherwise defined has the meaning assigned to it, and all accounting matters will be determined in accordance with, accounting principles generally accepted in Canada as consistently applied;

     (i) a reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this Section (i), with one or more corporations;

     (j) a reference to an approval, authorization, consent, designations, waiver or notice means written approval, authorization, consent, designation, waiver or notice;

     (k) the term "arm's-length" will have the meaning provided in the Income Tax Act (Canada) as at the date of this Agreement; and

     (l) if this Agreement is in effect for less than all of a Year, the rights and obligations of the respective parties will be modified in proportion to that proportion of the Year that this Agreement is in effect.

1.3  SEVERABILITY

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement except that if on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable. If as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result, the basic intentions of the parties in this Agreement are entirely frustrated, the parties will use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

1.4  SCHEDULES

The following schedules to this Agreement are an integral part of this
Agreement:

     Schedule A - Western Sawmills, Western Timberlands and Western Timber
                  Tenures

     Schedule B - Calculation of Volume

     Schedule C - Chip Specifications

     Schedule D - Pulp Log Specifications

     Schedule E - Calculation of Howe Sound Mill Net

     Schedule F - Hog Fuel Specifications

1.5  AMENDMENT

No amendment, waiver, termination or variation of the terms, conditions, warranties, covenants, agreements and undertakings set out herein will be of any force or effect unless the same is reduced to writing duly executed by all parties hereto.

1.6  WAIVER

No waiver of any of the provisions of this Agreement shall constitute waiver of any other provision (whether or not similar) and no waiver will constitute a continuing waiver unless otherwise expressly provided.

1.7  GOVERNING LAW

This Agreement is governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties are determined in accordance with those laws.

2.   CHIP PURCHASE AND SALE

2.1  CHIP COMMITMENT

Subject to and in accordance with the terms and conditions of this Agreement, Western will sell to the Buyer, and the Buyer will purchase and take all Western Chips, free and clear of all Encumbrances and third party rights.

Any Chips delivered to the Buyer by [redacted] as contemplated in Section 2.3 will be free and clear of all Encumbrances and third party rights.

All Chips delivered under this Agreement will conform to the Chip Specifications as provided herein.

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                                       11


2.2  EXCLUDED CHIPS

The Buyer will not have any rights with respect to the Excluded Chips except in accordance with this Section 2.2 and Section 16.1.

[redacted]

If Western or its Affiliate acquires or constructs a sawmill or sawmills within the Coast Forest Region (other than a Substituted Sawmill or a mill owned by Cascadia Forest Products Ltd.) and if the Chips produced by that sawmill or sawmills are not then committed by a sale, right of first refusal, option or other obligation to another Person or Persons under obligations existing before the acquisition or construction or are committed by Western as a necessary part of the acquisition, financing or construction of such mill or mills (the "UNCOMMITTED CHIPS"), then Western will so notify the Buyer and offer to meet with the Buyer to in good faith discuss the terms and conditions by which Western would be prepared to sell such Uncommitted Chips to the Buyer (which discussion period will, unless otherwise agreed, be of a duration of not less than ten Business Days). Neither party will be under any obligation to reach an agreement of purchase and sale and such Chips will remain Excluded Chips for the duration of this Agreement except to the extent the parties agree in writing otherwise. [redacted]

2.3  SUBSTITUTED CHIPS

At all times during this Agreement, despite the provisions of Section 2.1, Western will have the right to substitute for the Western Chips sold hereunder an equivalent volume of Chips produced by other facilities or other Persons and the terms and conditions of this Agreement including price, specifications and delivery terms will apply as if the substituted Chips were Western Chips (except in respect of Chips obtained from [redacted], which are subject to the additional terms set out below) except that if the freight and shipping costs of delivering such substituted Chips to the Howe Sound Pulp Mill are more than the freight and shipping costs of delivering the Western Chips from the Western Sawmills to the Howe Sound Pulp Mill, then Western will pay the Buyer the amount of the difference in such costs (in cash or by set off, as agreed with the Buyer) or, if agreed with the Buyer, by reimbursement to the Buyer. If Western exercises its rights to substitute other Chips for the Western Chips then Western will so advise the Buyer and will use all commercially reasonable efforts to substitute residual Chips for the substitute Western Chips so long as Western does not incur additional cost in doing so.

[redacted]

[redacted]

2.4  [REDACTED]

[redacted]

Chips which are not delivered to the Buyer as contemplated by this Section 2.3 or which are refused by the Buyer in accordance with the provisions of Section
3.12 for failing to conform to the Chip Specifications will not be included in the calculations as to compliance with the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment to the extent Western has not paid or

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                                       12


reimbursed the Buyer for increased delivery costs incurred in respect of such deliveries (as contemplated by Section 2.4(d)) or adjusted the Chip Price (as contemplated by Section 2.4(e).

[redacted]

2.5  CHIPS/ LOG EXCHANGES

From time to time throughout each year, Western will offer to sell, and the Buyer may purchase up to 34,200 m(3) of sawlogs (including shingle logs) to permit the Buyer to trade for Chips ("Option Chips"). The sawlogs offered for sale will be determined by Western, acting reasonably and in good faith, as not being required for consumption at the Western Sawmills. The price for the sawlogs so offered will be the then current Vancouver Log Market Price for that grade and species and, to the extent not inconsistent with this Section 2.5, the provisions relating to the acceptances, delivery and title will be as set out in
Section 5, mutatis mutandis. The Buyer will only use the sawlogs so purchased (directly or indirectly through further log trades) to acquire Chips and Western may terminate its obligation under this Section 2.5 if the Buyer does not acquire Chips in return for such sawlogs purchased from Western. Western will make the sawlogs available for delivery at a log delivery point within the Vancouver Log Market agreed with the Buyer, both parties acting reasonably.

Option Chips will not be included or counted in the calculations as to compliance with the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment contemplated by Section 2.8 or the application of the First Chip Premium or Second Chip Premium under Sections 4.4, 4.5 or 4.7.

2.6  ASSUMPTION OF EXISTING CHIP AND HOG FUEL AGREEMENTS

Western will assign all its right, title and interest in and to the Existing Chip and Hog Fuel Agreements, and the Buyer will assume any and all obligations arising thereunder, as and from the Closing Date, such assignment and assumption to be subject to any prerequisite consents from the other parties to the Existing Chip and Hog Fuel Agreements.

2.7  [REDACTED]

[redacted]

2.8  CHIP MINIMUMS

Western acknowledges and confirms its obligations to supply to the Buyer the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment during the first ten years of this Agreement (or as otherwise extended as contemplated by the Payment Agreement) but it is acknowledged by all parties that the only remedy against Western for its failure to fulfil such commitments will be the exercise of the Buyer's rights under the Asset Purchase Agreement, the Payment Agreement and related security.

No party will have any claim against Western under this Agreement for damages, specific performance or any other remedy arising as a result of the failure of Western to deliver the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment contemplated by this Section 2.8.

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                                       13


3.   QUALITY AND DELIVERY

3.1  OPTIMIZATION OF CHIP QUALITY

Western will:

     (a) use all commercially reasonable efforts in the barking of logs and the manufacture and screening of the Chips sold hereunder to ensure that the Chip Specifications are met;

     (b) maintain all barking, chipping and screening facilities at the Western Sawmills in good operating condition at all times, including replacement and repair of equipment as necessary, in order to produce Chips conforming to the Chip Specifications; and

     (c) maintain the chipper knives, faceplates, knife holders and anvils in such a condition as to produce cleanly cut Chips.

3.2  VARIATION OF CHIP SPECIFICATIONS

At any time and from time to time during the term of this Agreement, the Buyer may vary any or all of the Chip Specifications as it determines advisable or necessary to meet its production requirements by giving notice to Western of such variation of the Chip Specifications. Within a reasonable time after notice, Western will make all necessary operating and capital expenditures to ensure that Western produces Western Chips which meet the revised Chip Specifications so long as the Buyer agrees to reimburse Western for such expenditures except where such expenditure is immaterial, in which event the expenditure will be for the account of Western.

Such variations may be made on a facility by facility basis if required by the Buyer. [redacted]

3.3  CHIP LOADING FACILITIES

Western will maintain in good condition and working order its existing Chip loading facilities at all Western Sawmills, including those loading facilities described in Schedule A, so long as such facilities are being used for loading Chips.

With respect to those Western Sawmills that currently do not ship its Chips by barge, the Buyer may, at any time, give notice requesting barge loading facilities and, upon such notice, Western will, subject to obtaining the appropriate governmental and other third party approvals and consents, construct adequate berths and loading facilities for shipping Western Chips by barge.

The Buyer will be responsible for and pay for the full cost of the construction [and maintenance] of the new barge loading facilities except that, to the extent that any barge loading facilities constructed at the request of the Buyer, will benefit Western (including through improvements, efficiencies or cost savings in other shipments or deliveries, such as chemicals or other supplies or fibre products), Western will share a portion of the costs of construction and maintenance based on the benefits to be received by Western from such facilities.

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                                       14


If the Buyer incurs costs in connection with the construction of barge loading facilities at any of the Western Sawmills, Western will, in cooperation with the Buyer, use its commercially reasonable efforts to develop and implement the most cost effective arrangements for such shipment and construction.

3.4  CURRENT MANUFACTURE

With respect to those Western Chips not being delivered to [redacted], Western will use all commercially reasonable efforts to ensure that Western Chips are made available for loading as manufactured and that Western Chips are not stockpiled except as a result of normal loading practices or as provided in Part 11.

3.5  DELIVERY OF CHIPS

Chips will be deemed delivered under this Agreement as follows:

     (a) with respect to Chips being transported by truck, at such time as such Chips are loaded into trucks and cross the property line of the manufacturing facility at which such loading occurred; and

     (b)  with respect to the Chips being transported by barge, the earlier of:

          (1) when the master of the Buyer's towing agent has placed a line aboard a barge fully loaded and trimmed and made ready for towing; and

          (2) 48 hours (during consecutive Business Days) after Western (or other Chip Supplier) notifies the Buyer or its towing agent that the loaded barge is ready for towing.

(in each case, a "CHIP DELIVERY POINT") except that if the Chips are being delivered under the [redacted], then delivery will be as determined under that agreement. [redacted]

3.6  RATE OF DELIVERY

So far as is reasonably practicable, Western will use all commercially reasonable efforts to make the Chips available for delivery to the Buyer, and the Buyer will accept and arrange for the removal of the Chips, on a regular and even basis throughout each Year consistent with the then applicable Supply Notice (as defined in Section 9.1.

If the Buyer has failed to receive Chips for six consecutive months for any reason except circumstances as set out in Sections 11.1, 11.2 and 11.7 and the failure to receive Chips from Western had had a material adverse impact on the operation of the Howe Sound Pulp Mill, then, to the extent the Buyer incurs Costs, then the Buyer will be entitled to set off such Costs against the Chip Price payable on subsequent deliveries of Chips.

3.7  TRANSPORTATION OF WESTERN CHIPS

With respect to those Western Chips not being delivered to [redacted]:

     (a) the Buyer will be responsible for transporting, at its expense, such Western Chips from the Western Sawmill at which the Western Chips are produced and will arrange to supply clean and seaworthy barges and trucks on a regular and even basis for the purpose of taking Western Chips as manufactured consistent with the then applicable Supply Notice;

     (b) Western will load Western Chips into barges or trucks in any proportions that the Buyer requires from time to time so long as such loading requirements do not require Western to incur operating or capital costs associated with such loading that are materially greater than the costs that normally should be associated with loading at the Western Sawmill at which such loading occurs; and

     (c) if Western is required to rehandle Western Chips as a consequence of the failure of the Buyer to arrange for transportation of such Western Chips for any reason other than as provided in Part 11, the Buyer will pay Western all expenses and charges reasonably incurred to rehandle such Chips.

3.8  [REDACTED]

[redacted]

3.9  WESTERN RESPONSIBILITIES

With respect to those Western Chips not being delivered to [redacted], Western will:

     (a) provide and maintain in good condition, and regulate in a non-discriminatory manner, the orderly use of, access routes on or to the Western Sawmills so as to allow empty trucks to arrive, be loaded and depart expeditiously and in safety;

     (b) ensure that, in loading barges or trucks for delivery to the Buyer, Western Chips produced from different species of wood are not mixed except as set out in the Chip Specifications, such species segregation to be carried out in a manner consistent with present practice at the Western Sawmill at which such loading occurs;

     (c) cause each barge delivered to the Buyer to be fully and properly loaded, in accordance with all applicable loading requirements and specifications, in such manner as will minimize voids and spaces;

     (d) promptly notify the Buyer of the completion of loading of Western Chips into barges ready for towing including such particulars of estimated volumes and species as the Buyer may reasonably require; and

     (e) indemnify the Buyer against any claims, demands, actions or causes of action made against the Buyer, including additional transportation costs, demurrage and freight charges, as a result of the spillage or loss of Chips caused by improper loading of Chips into trucks or barges, except if the carrier knowingly accepted the improper loading.

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                                       16


3.10 MEASUREMENT OF CHIP VOLUME

The volume of Chips supplied to the Buyer under this Agreement will be measured and calculated as follows:

     (a) for barge deliveries, Western will cause the barge load to be physically scaled in VUs by a qualified person (who may be a Western or [redacted] employee if there is no independent scaler reasonably available); and

     (b) for truck deliveries, the Buyer will calculate the volume and will report on or before noon on each Wednesday the total volume of all truck deliveries up to and including the immediately preceding Sunday.

The Buyer will pay for all costs of or incurred by the independent scaler.

3.11 PROMPT MEASUREMENT

The Buyer will inspect and test the Chips promptly upon arrival at the Howe Sound Pulp Mill unloading ramp.

3.12 FAILURE TO CONFORM TO CHIP SPECIFICATIONS

If an individual barge or truck load of the Chips fails to conform to the applicable Chip Specifications or species mix requirements and use of such load would likely cause handling, production or quality problems in the manufacture of kraft pulp, paper or newsprint, the Buyer may refuse to accept such barge or truck load and will immediately notify Western of such refusal and will allow Western three Business Days to inspect such load.

Chips refused by the Buyer will not be counted for the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment of Western in Section 2.8 or the application of the First Chip Premium or the Second Chip Premium under Sections 4.4, 4.5, or 4.7.

3.13 VARIATIONS FROM CHIP SPECIFICATIONS

Despite the provisions of Section 3.12, the Buyer will not reject barges or truck loads of Chips that if, in the normal course of business within the Coast Forest Region, such Chips would not normally be rejected for failing to conform to Chip Specifications, as determined by the Buyer, acting reasonably and consistent with its usual practice.

Despite the provisions of Section 3.12, the parties acknowledge that, from time to time, barges or truck loads of Chips will fail to conform to the Chip Specifications as a result of variations of a minor and immaterial nature. The parties intend that Section 3.12 will not be used for minor and immaterial variations and that, if a barge or truck load fails to conform to the Chip Specifications for minor or immaterial variations that occur from time to time, then the Buyer will not refuse to accept such barge or truck load.

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                                       17


3.14 COSTS OF DISPOSAL

If the Buyer refuses to accept a barge or truck load of Chips for the reasons set out in Section 3.12, then, at the option of Western:

     (a) if the Buyer can then accommodate additional Hog Fuel at its facilities (having regard to its other contractual commitments and its Hog Fuel requirements), that load will be deemed to be Hog Fuel and all transportation costs related to the loads not accepted will be for the account of the Buyer; or

     (b) Western may take back the load, in which case all transportation costs related to the loads not accepted will be for the account of Western, and Western will be free to sell such load of Western Chips to any Person, except that if the Buyer is unable to use a barge or truck load of Chips as Hog Fuel as contemplated by subsection (a) and Western does not choose to take back the load as contemplated by subsection (b) of this Section 3.14, all transportation, including barge or truck hire, costs related to refused Chips and all costs of disposal of refused Chips, including transportation and, where applicable, barge or truck hire costs to return the refused Chips back to Western, will be for the account of Western.

If the Buyer refuses to accept a barge or truck load of Chips for the reasons set out in Section 3.12, Western and the Buyer may also, in their absolute discretion and without obligation, agree on a reduced Chip Price for such load as a basis on which the load will be accepted by the Buyer and any load so accepted by the Buyer at a reduced Chip Price will be counted in the calculation of the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment.

3.15 NO WAIVER

Acceptance by the Buyer of a barge or truck load of Chips that fails to meet the Chip Specifications will not constitute a waiver of the Buyer's right to refuse to accept future barge or truck loads of Chips under Section 3.12.

3.16 INSPECTION OF MEASUREMENT AND TESTING

Either Western or the Buyer may, at any reasonable time, inspect and evaluate the other's measurement or testing procedures and practices.

3.17 ERROR CORRECTION

If either party discovers any material error in the measurement or testing procedures and practices applicable to Chip deliveries under this Agreement, the party responsible for such procedures and practices will make such changes as are necessary in order that such procedures and practices conform to those generally employed in the British Columbia pulp industry.

3.18 ALTERNATIVE MEASUREMENT METHODOLOGY

At the request of the Buyer, Western will enter into good faith discussions with the Buyer (without any obligation to accept any amendments to this Agreement) for the possible implementation during the term

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                                       18


of this Agreement of alternative measures for Chip and Hog Fuel deliveries under this Agreement (in place of VU's) consistent with then normal industry practice in the Coast Forest Region or as otherwise desired and reasonably requested by the Buyer, provided that the implementation of any such change will be subject to the parties agreeing in writing as to the necessary and appropriate adjustments to the terms of this Agreement.

4.   CHIP PRICE AND REVIEW

4.1  CHIP PRICE

Except as otherwise expressly provided in this Agreement, the price payable by the Buyer for the Chips purchased by the Buyer pursuant to this Agreement will be the Chip Price. The parties agree that the Chip Price will be the Formula Chip Price from the date of this Agreement until otherwise agreed or changed pursuant to Section 4.3.

For certainty, the parties confirm that the Chip Price will be the same for both residual Chips and whole-log chipped Chips delivered hereunder and whether the Chips are delivered directly by Western or as contemplated by Section 2.3.

4.2  INVOICING AND PAYMENT

Western will invoice the Buyer:

     (a) once a week for the Chips delivered by truck during the previous week; and

     (b) at any time after loading for each barge load of Western Chips or, during the term of the [redacted], at any time after loading for each barge load of Chips supplied by [redacted],

and, for invoicing purposes, Western will use its best estimate of the Chip Price for the Quarter. Forthwith upon receipt of the relevant information as to the actual Chip Price for that Quarter determined in accordance with this Agreement, Western will re-calculate the Chip Price for each invoice and will adjust by way of credit note or additional invoice based upon such information as soon as reasonably practicable on receipt of such information. The parties will resolve any disputes regarding the applicable estimated or actual Chip Prices in accordance with Part 14.

The Buyer will pay each invoice in full not later than ten days after date of invoice except the Buyer will not be obliged to pay an invoice which is for any Chips which are rejected pursuant to Section 3.12.

4.3  CHIP PRICE REVIEW

In the Quarter immediately preceding the date of each five Year anniversary of this Agreement, the parties will meet to reach agreement to either maintain the Formula Chip Price, to vary it or replace it with a different Chip Price for the following five Years. If Western and the Buyer do not reach an agreement at such meeting or if either Western or the Buyer fails to attend such meeting, then the matter will be reviewed pursuant to the provisions of Part 14 dealing with dispute resolution. If the matter is referred to an arbitrator under Section 14.2, the arbitrator will be instructed to determine whether or not the Formula Chip Price is reasonably likely to approximate the Chip Price over the next five Years. If the arbitrator determines that it will not be reasonably likely to approximate the Chip Price for such five Year period,

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                                       19


then Western and the Buyer will, within 10 Business Days after the date of such determination, each submit to the arbitrator a proposal which, in the opinion of that party, will be reasonably ascertainable by both Western and the Buyer and will be reasonably likely to approximate the Chip Price over the next five Years and the arbitrator will be required to select the proposal of either Western or the Buyer which the arbitrator considers to be:

     (a)  reasonably ascertainable to both parties;

     (b) is most reasonably likely to approximate the Chip Price over the next five Years; and

     (c) is consistent with the original intentions of Western and the Buyer as evidenced by the selection of the Formula Chip Price as the initial Chip Price.

The arbitrator will be instructed that under no circumstances will the First Chip Premium or the Second Chip Premium be taken into account or otherwise considered in the determination of the Chip Price. If the Chip Price is not finally determined until the next five Years has commenced then, when finally determined, the price paid for the Western Chips during that period will be retroactively adjusted to the new Chip Price.

4.4  CHIP PREMIUM PRICE

In addition to the Chip Price, the Buyer will pay a premium of $12 per Volumetric Unit (the "FIRST CHIP PREMIUM") payable on the first 2,919,666 Volumetric Units of Chips purchased and delivered to the Buyer by Western in accordance with this Agreement and will pay a premium of $24 per Volumetric Unit (the "SECOND CHIP PREMIUM") for the next 1,875,000 Volumetric Units of Chips purchased and delivered to the Buyer by Western under this Agreement. The parties acknowledge and agree that the First Chip Premium and the Second Chip Premium are being paid in consideration of Western entering into the arrangements hereunder for the supply of Chips to the Buyer.

The Buyer will not be obligated to pay to Western:

     (a) any amount in respect of the First Chip Premium (including, for certainty, any First Premium Periodic Payment (as referred to in Section 4.5)) except out of the Chip Premium Prepayment Deposit (as defined in Section 4.5) and Western will have no other recourse to the Buyer or any other party in respect of such amounts; and

     (b) any amount in respect of the Second Chip Premium (including, for certainty, any Second Premium Periodic Payment (as referred to in Section 4.5)) except in respect of Chips delivered to and accepted by the Buyer in accordance with this Agreement by way of set off against the TFL Indebtedness following the delivery and acceptance by the Buyer of an initial aggregate amount of 2,919,666 Volumetric Units of Chips delivered to the Buyer under this Agreement.

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                                       20


4.5  CHIP PREMIUM PREPAYMENT DEPOSIT

On the Closing Date, the Buyer will pay the sum of $35 million as a prepayment deposit in respect of the First Chip Premium (the "CHIP PREMIUM PREPAYMENT DEPOSIT"). The Buyer agrees and acknowledges that:

     (a) the Chip Premium Prepayment Deposit is the sole property of Western and Western Pulp and is not refundable in any circumstances;

     (b) the Chip Premium Prepayment Deposit has been transferred to Western and Western Pulp free and clear of Encumbrances without conditions, trust or otherwise;

     (c) the Chip Premium Prepayment Deposit is not being held separately and apart from the other property of Western or Western Pulp and is not being held in trust for the Buyer or any other Person;

     (d) upon receipt, Western or Western Pulp will be immediately using all, or substantially all of Chip Premium Prepayment Deposit to cover the closing costs of the Squamish Pulp Mill in reliance on the understanding that the Chip Premium Prepayment Deposit is non refundable;

     (e) the Chip Premium Prepayment Deposit is not refundable in any circumstances including (i) breach of this Agreement by Western, (ii) frustration of this Agreement for any reason or (iii) the failure to deliver Chips as required by this Agreement;

     (f) Western is relying upon the non refundable nature of the Chip Premium Prepayment Deposit in entering into this agreement, forgoing its rights to sell the Western Chips and Pulp Logs to other parties, proceeding to immediately close the Squamish Pulp Mill and incur substantial costs in connection therewith; and

     (g) the payment of the Chip Premium Prepayment Deposit on a non-refundable basis was a condition of Western to enter into this Agreement.

4.6  FIRST CHIP PREMIUM

The Chip Premium Prepayment Deposit will be applied without any further action by Western or the Buyer as payment in full against the First Chip Premium as follows:

     (a) the First Chip Premium shall be paid to Western on a periodic basis by payment to Western of an amount (the "First Premium Periodic Payment") equal to $12 for each Volumetric Unit of Chips delivered and accepted by the Buyer under this Agreement;

     (b) the payment of the First Premium Periodic Payment amounts under subsection 4.5(h) will be due and payable by the Buyer on a monthly basis based on the number of Volumetric Units of Chips delivered to and accepted by the Buyer in that month; and

     (c) Western and the Buyer agree that the payment of the First Premium Periodic Payments will be and will be deemed to be applied and deducted from the Chip Premium

          Prepayment Deposit on account of the First Chip Premium, without any further action on the part of Western or the Buyer, at the rate of $12 per Volumetric Unit of Chips, until the Chip Premium Prepayment Deposit has been applied in full.

4.7  SECOND CHIP PREMIUM PAYMENT

After 2,916,666 Volumetric Units have been delivered and accepted by the Buyer and the First Chip Premium has been satisfied in full through the application of the Chip Premium Prepayment Deposit, the Second Chip Premium will be paid to Western as follows:

     (a) the Second Chip Premium shall be paid to Western on a periodic basis by payment to Western of an amount (the "Second Premium Periodic Payment") equal to $24 for each Volumetric Unit of Chips delivered and accepted by the Buyer under this Agreement;

     (b) the payment of the Second Premium Periodic Payment amounts under Subsection 4.6 (a) shall be due and payable by the Buyer on a monthly basis based on the number of Volumetric Units of Chips delivered to and accepted by the Buyer in that month; and

     (c) Western and the Buyer agree that the payment of the Second Premium Periodic Payment will be and will be deemed to be set off against amounts due to the Buyer from Western on account of the TFL Indebtedness without any further action on the part of Western or the Buyer, at the rate of $24 per Volumetric Unit of Chips delivered to and accepted by the Buyer under this Agreement.

4.8  INTEREST

Without affecting the obligation of the Buyer to make payments when due, the Buyer will pay interest on any invoice amount for Chips not paid when due at the rate of Prime Rate plus 6% per annum calculated daily.

5.   PULP LOG SALES

5.1  PULP LOG COMMITMENT

Western will sell to the Buyer and the Buyer will purchase and take all Pulp Logs which are:

     (a) harvested and removed from the Western Timberlands or the Western Timber Tenures then owned by Western or its Affiliate; or

     (b) purchased by Western and necessarily incidental to its purchases or production of saw logs for use in the Western Sawmills;

except that, if there is a transportation cost saving, then Western may deliver other substitute Pulp Logs acquired by Western basis if the equivalent volume, as measured in m(3), and the quality of the substituted Pulp Logs, is substantially the same as the Pulp Logs harvested and removed from those Western Timberlands or the Western Timber Tenures. Western will not enter into long term arrangements (in excess of one year) with any Person other than the Buyer with respect to Pulp Logs removed from the

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                                       22


Western Timberlands or Western Timber Tenures without the consent of the Buyer, such consent not to be unreasonably withheld.

All Pulp Logs purchased pursuant to this Section 5.1 will be free and clear of all Encumbrances and third party rights on the terms and conditions of this Agreement.

[redacted]

5.2  LOG SPECIFICATIONS

All Pulp Logs delivered under this Agreement will conform to the Pulp Log Specifications and will be secure and moveable in boom form or on a log barge.

5.3  INSPECTION AND ACCEPTANCE

The Buyer will be entitled to inspect at the Log Delivery Point any Pulp Logs made available for delivery and sale hereunder and if such Pulp Logs meet the Pulp Log Specifications and such sale otherwise would comply with the terms and conditions of this Agreement, the Buyer will accept such Pulp Logs. If a boom or barge of Pulp Logs fails to meet the Pulp Log Specifications then the Buyer may refuse to accept such shipment so long as Western is given notice of such rejection within 48 hours of such Pulp Logs being made available for delivery and sale hereunder. Western will be responsible for all costs of disposal and for reimbursement to the Buyer of all costs of transportation incurred by the Buyer in connection with a shipment of Pulp Logs rejected in accordance with the terms of this Agreement.

5.4  NO WAIVER

Acceptance by the Buyer of a boom or barge of Pulp Logs that fails to meet the Log Specifications will not constitute a waiver of the Buyer's right to refuse to accept future boom or barge loads of Pulp Logs under Section 5.3.

5.5  DELIVERY POINTS

Western will deliver Pulp Logs to a Log Delivery Point. The Buyer will be solely responsible, at its expense, for taking delivery of and transporting Pulp Logs from the Log Delivery Points as follows:

     (a) for Pulp Logs delivered by Western in log boom form to the Log Delivery Point; when the log boom is secured to the Buyer's tie-up grounds in a safe and secure manner; and

     (b) for logs delivered by Western by log barge to the Log Delivery Point; when the log barge arrives at the Log Delivery Point.

The Buyer will take the appropriate measures so that the logs are properly secured when the log barges dump the logs. The Buyer will use commercially reasonably efforts to ensure that the Pulp Logs are removed from the Log Delivery Point on an even and regular basis.

5.6  TRANSPORTATION

The Buyer will be solely responsible, at its expense, for taking delivery of and transporting Pulp Logs from the Log Delivery Points and will use commercially reasonable efforts to ensure that the Pulp Logs are removed from the Log Delivery Point on an even and regular basis.

5.7  MEASUREMENT OF PULP LOGS

At its expense, Western will cause all Pulp Logs to be sold to the Buyer under this Agreement to be measured by an official scaler approved by the British Columbia Ministry of Forests in accordance with applicable regulations and standard industry scaling procedures. In addition to the Pulp Log Price and other charges, the Buyer will pay Western a scaling fee, such fee to be added to each invoice delivered under Section 6.2. At least 20 Business Days prior to each Year, Western will notify the Buyer of the scaling fee to apply for the ensuing Year. Western will establish such scaling fee based on a reasonable estimate of the average cost of scaling for such Year.

5.8  INSPECTION OF MEASUREMENT AND TESTING

Either party may, at any reasonable time, inspect and evaluate the other party's measurement or testing procedures and practices. If either party discovers any material error in the other party's measurement or testing procedures and practices, the other party will make such changes as are necessary in order that such procedures and practices conform to those generally employed in the British Columbia pulp industry.

5.9  AVAILABILITY

To the extent that its logging operations permit, Western will offer Pulp Logs in the order of time of harvest in a regular and systematic manner during each Year.

5.10 BOOMING GEAR

Western will supply to the Buyer and the Buyer will purchase from Western the booming gear (including boomsticks, boom chains and swifter wires) for each boom of Pulp Logs on terms and conditions agreed between the parties as generally prevailing in the forest industry within the Coast Forest Region. At Western's option, Western may purchase the booming gear back on terms and conditions agreed between the parties as generally prevailing in the forest industry within the Coast Forest Region.

5.11 OPTION TO PURCHASE PULP LOGS

Western may from time to time repurchase and the Buyer will sell back to Western any Pulp Logs sold hereunder that: (i) are located at the Westcoast Cellufibre facility or any other whole log chipping facility used by the Buyer and (ii) are suitable for manufacturing lumber, as determined by Western, acting reasonably, subject in each case to any third party consents or approvals as may be required where such Pulp Logs are located at a whole log chipping facility not owned or controlled by the Buyer or Canfor or one of their Affiliates. The price will be the same price as the Buyer paid for such Pulp Logs plus any sorting costs incurred by Buyer or the operator of the relevant facility to date of sale and the terms of sale will be F.O.B. the facility and payable on the same terms and conditions set out in this Agreement for Pulp Logs.

6.   PULP LOG PRICE AND REVIEW

6.1  PULP LOG PRICE

Except as otherwise expressly provided in this Agreement, the price payable by the Buyer for Pulp Logs purchased by the Buyer under this Agreement will be the Pulp Log Price.

6.2  INVOICING AND PAYMENT

Western will invoice the Buyer, on a boom by boom or a barge by barge basis, for all Pulp Logs delivered to a Log Delivery Point. The Buyer will pay each invoice in full not later [than the 10th day after the date of invoice] except that the Buyer will not be obliged to pay an invoice which is for any Pulp Logs which are not accepted pursuant to Section 5.3. The Buyer will not remove the Pulp Logs from the Log Delivery Point until the Pulp Logs have been released by Western. Western will release the pulp Logs to the Buyer when the invoice for the Pulp Logs has been paid in full.

6.3  PULP LOG PRICE REVIEW

The Buyer may give notice to Western, within 10 days after receiving notice from Western of the determination by Western of the Pulp Log Price for that month, requiring that the Pulp Log Price for that month be reviewed pursuant to the provisions of Part 14 to determine if the Pulp Log Price was reasonably determined by Western and, if not, to establish the Pulp Log Price for that month and, when finally established, the price paid for the Pulp Logs during that month will be adjusted to the newly established Pulp Log Price. If the Buyer does not give notice within 10 days under this Section 6.3, then the determination of the Pulp Log Price by Western for the immediately preceding month will be final and conclusive.

6.4  INTEREST

Without affecting the obligation of the Buyer to make payments when due, the Buyer will pay interest on any invoice amount for Pulp Logs not paid when due at the rate of Prime Rate plus 6% per annum calculated daily.

7.   HOG FUEL SALES

7.1  HOG FUEL PUT COMMITMENT

Subject to and in accordance with the terms and conditions of this Agreement, Western may give notice to the Buyer during the term of this Agreement after [redacted], whereupon Western will sell to the Buyer, and the Buyer will purchase and take, for the remainder of the term of this Agreement, the Proportionate Share of all Hog Fuel produced by the Western Sawmills, free and clear of all Encumbrances and third party rights. "PROPORTIONATE SHARE" means, from time to time, the same percentage of total Hog Fuel then being produced by the Western Sawmills that the percentage of the Chips sold (and accepted by the Buyer) under this Agreement is of the total production of the Western Chips then being produced by the Western Sawmills.

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                                       25


7.2  HOG FUEL PUT COMMITMENT - EXCESS

Subject to and in accordance with terms and conditions of this Agreement, Western may give notice to the Buyer at any time during the term of this Agreement whereupon Western will sell to the Buyer and Buyer will purchase and take, from time to time during the term of this Agreement, the volume of Hog Fuel produced by the Western Sawmills in excess of the commitment of [redacted] to purchase and take such Hog Fuel pursuant to [redacted], free and clear of all Encumbrances and third party rights, provided that such commitment shall not exceed the Buyer's commitment to take a Proportionate Share of all Hog Fuel as contemplated by Section 7.1 [redacted].

[redacted]

7.3  HOG FUEL CALL COMMITMENT

Subject to prior existing commitments as at the Closing Date between Western and third parties (the terms of which have been disclosed in writing to the Buyer and all of which other than the [redacted] are terminable by Western on not less than 60 days notice), the Buyer may give notice to Western at any time during the term of this Agreement whereupon Western will immediately exercise its rights of termination under any of those existing commitments [redacted] and will thereafter sell to the Buyer, and the Buyer will purchase and take, for the remainder of the term of this Agreement, all Hog Fuel produced by Western's Duke Point Sawmill, free and clear of all Encumbrances and third party rights.

7.4  HOG FUEL SPECIFICATIONS

All Hog Fuel delivered under this Agreement will conform to the Hog Fuel Specifications.

7.5  OPTIMIZATION OF HOG FUEL QUALITY

Western will maintain all barking, chipping, hogging and screening facilities at the Western Sawmills in good operating condition at all times, including replacement and repair of equipment as necessary, in order to produce Hog Fuel conforming to the Hog Fuel Specifications.

7.6  HOG FUEL LOADING FACILITIES

Western will maintain in good condition and working order its existing Hog Fuel loading facilities at all Western Sawmills, including those loading facilities described in Schedule A except that Western will have no further obligation to maintain such facilities after the first anniversary that the facilities are no longer being used.

With respect to those Western Sawmills that currently do not ship its Hog Fuel by barge, the Buyer may, at any time, give notice requesting barge loading facilities and, upon such notice, Western will, subject to obtaining the appropriate governmental and other third party approvals and consents, construct adequate berths and loading facilities for shipping Hog Fuel by barge.

The Buyer will be responsible for and pay for the full cost of the construction and maintenance of the new Hog Fuel barge loading facilities except that, to the extent that any barge loading facilities constructed at the request of the Buyer, will benefit Western (including through improvements, efficiencies or cost savings in other shipments or deliveries, such as chemicals or other supplies or fibre products), Western will share a portion of the costs of construction and maintenance based on the benefits to be received by Western from such facilities.

If the Buyer incurs costs in connection with the construction of Hog Fuel barge loading facilities at any of the Western Sawmills, Western will, in cooperation with the Buyer, use its commercially reasonable efforts to develop and implement the most cost effective arrangements for such shipment and construction.

7.7  DELIVERY OF HOG FUEL

Hog Fuel will be deemed delivered under this Agreement as follows:

     (a) with respect to Hog Fuel being transported by truck, at such time as such Hog Fuel are loaded into trucks and cross the property line of the manufacturing facility at which such loading occurred; and

     (b) with respect to the Hog Fuel being transported by barge, the earlier of:

          (1) when the master of the Buyer's towing agent has placed a line aboard a barge fully loaded and trimmed and made ready for towing; and

          (2) 48 hours (during consecutive Business Days) after Western (or other Hog Fuel supplier) notifies the Buyer or its towing agent that the loaded barge is ready for towing.

(in each case, a "HOG FUEL DELIVERY POINT").

7.8  RATE OF DELIVERY

So far as is reasonably practicable, Western will use all commercially reasonable efforts to make the Hog Fuel available for delivery to the Buyer, and the Buyer will accept and arrange for the removal of the Hog Fuel, on a regular and even basis throughout each Year consistent with the then applicable Supply Notice (as defined in Section 9.1).

7.9  TRANSPORTATION

Where practicable and after consultation with Western, the Buyer will take delivery of the Hog Fuel at, and will be responsible for transporting Hog Fuel from, the Western Sawmills and will arrange to supply barges or trucks, at its option, on a regular and even basis for such purpose.

7.10 WESTERN RESPONSIBILITIES

Western will:

     (a) provide and maintain in good condition, and regulate in a non-discriminatory manner, the orderly use of, access routes on or to the Western Sawmills so as to allow empty trucks to arrive, be loaded and depart expeditiously and in safety;

     (b) cause each barge delivered to the Buyer to be fully and properly loaded, in accordance with all applicable loading requirements and specifications, in such manner as will minimize voids and spaces;

     (c) promptly notify the Buyer of the completion of loading of Hog Fuel into barges including such particulars of estimated volumes as the Buyer may reasonably require; and

     (d) indemnify the Buyer against any claims, demands, actions or causes of action made against the Buyer, including additional transportation costs, demurrage and freight charges, as a result of the spillage or loss of Hog Fuel caused by improper loading of Hog Fuel into trucks or barges, except if the carrier knowingly accepted the improper loading.

7.11 MEASUREMENT OF HOG FUEL VOLUME

The volume of Hog Fuel supplied by Western to the Buyer will be measured and calculated as follows:

     (a) for barge deliveries, Western will cause the barge load to be physically scaled in Volumetric Units by a qualified person (who may be a Western employee if there is no independent scaler reasonably available); and

     (b) for truck deliveries, the Buyer will calculate the volume and will report on or before noon on each Wednesday the total volume of all truck deliveries up to and including the immediately preceding Sunday.

7.12 INSPECTION OF MEASUREMENT AND TESTING

Either party may, at any reasonable time, inspect and evaluate the other party's measurement or testing procedures and practices. If either party discovers any material error in the other party's measurement or testing procedures and practices, the other party will make such changes as are necessary in order that such procedures and practices conform to those generally employed in the British Columbia pulp industry.

7.13 PROMPT INSPECTION

The Buyer will inspect and test Hog Fuel promptly upon arrival at the Howe Sound Pulp Mill. If a load of Hog Fuel is not accepted for failure to meet the Hog Fuel Specifications then the Buyer may refuse to accept such load and Western will be responsible for all costs of disposal incurred thereafter and for reimbursement to the Buyer all costs of transportation incurred by the Buyer in connection with such load.

7.14 NO WAIVER

Acceptance by the Buyer of a barge or truck load of Hog Fuel that fails to meet the Hog Fuel Specifications will not constitute a waiver of the Buyer's right to refuse to accept future barge or truck loads of Hog Fuel under Section 7.11.

7.15 HOG FUEL PRICE

The price payable by the Buyer for Hog Fuel purchased by the Buyer pursuant to this Agreement will be the Hog Fuel Price.

7.16 INVOICING AND PAYMENT

If the Hog Fuel Price is greater than zero, then Western will invoice the Buyer:

     (a)  on a weekly basis for Hog Fuel delivered by truck; and

     (b)  for each barge load of Hog Fuel.

The Buyer will pay each such invoice in full not later than the 10th day after date of invoice except that the Buyer will not be obliged to pay an invoice which is for any Hog Fuel which is not accepted pursuant to Section 7.12.

7.17 INTEREST

Without affecting the obligation of the Buyer to make payments when due, the Buyer will pay interest on any invoice amount for Hog Fuel not paid when due at the rate of Prime Rate plus 6% per annum calculated daily.

8.   TITLE AND RISK

8.1  TITLE TO CHIPS

Title to the Chips sold and delivered in accordance with this Agreement will pass from the Buyer at the Chip Delivery Point.

8.2  TITLE TO PULP LOGS

Title to Pulp Logs sold and delivered hereunder by Western will pass from Western to the Buyer on the earlier of payment in full by the Buyer and such time such Pulp Logs arrive and are accepted in satisfactory condition at the Log Delivery Point.

8.3  TITLE TO HOG FUEL

Title to the Hog Fuel sold and delivered in accordance with this Agreement will pass from the Buyer at the Hog Fuel Delivery Point.

8.4  RISK OF LOSS

Subject to the indemnities provided in this Agreement, risk of loss will follow title.

9.   PRODUCTION NOTICES

9.1  ANTICIPATED VOLUME

Not later than 90 days before the beginning of each Year, Western will provide to the Buyer a schedule (a "SUPPLY NOTICE") of:

     (a) the anticipated volume, including an estimate of species, by location for Western Chips and Hog Fuel to be produced in each month of the Year; and

     (b) the anticipated volume, including an estimate of species breakdown and the anticipated Pulp Log Prices for Pulp Logs to be delivered to the Log Delivery Points in each month of the Year.

9.2  NOTICE OF SUPPLY CHANGE

Not later than 10 Business Days prior to the beginning of a Quarter within any particular Year, Western will deliver a notice to the Buyer in the form of the Supply Notice setting out anticipated volumes of Western Chips, Pulp Logs and Hog Fuel to be produced and sold for each of the remaining Quarters in that Year and the Supply Notice is thereby amended for the balance of the Year. In addition, Western will also deliver a notice to the Buyer to the extent it anticipates that the volume of Western Chips, Hog Fuel or Pulp Logs that will be produced by Western during the balance of any Year will vary by more than 10% from the volume stated in the most recent Supply Notice (as amended) with a revised schedule of expected production.

9.3  REGULAR MEETINGS

Each party hereto will designate a representative for the purposes of administering this Agreement and such representatives will meet at least monthly (or less frequently if the Parties agree) to review any and all variations and deviations from the Supply Notice, as amended from time to time, and to provide on a timely basis volume, pricing and other information to assist the other in administering this Agreement.

9.4  LOCATION OF MEETINGS AND COSTS

All meetings with respect to this Part 9 shall take place, unless the parties hereto otherwise agree, either at the Howe Sound Pulp Mill or at Duncan, on an alternating basis. Each party shall bear their own costs and expenses incurred in connection with their respective activities under this Part 9.

9.5  CONFIRMATION OF SUBSTITUTED CHIP SUPPLIES

Western will provide any schedules or notices of anticipated volumes or changes thereto received from [redacted] to the Buyer promptly upon receipt and will cooperate with, and use its commercially reasonable efforts to assist, the Buyer in obtaining schedules or notices for substituted Chips as contemplated by Sections 9.1 and 9.2.

10.  COVENANTS

10.1 COVENANTS OF THE BUYER

The Buyer will:

     (a) cause the directors, officers, employees, agents and contractors of it and of its general partner, while on the premises of Western, to comply with all rules and regulations of Western of general application and, subject to Section 17.1, indemnify and hold harmless Western and its directors, officers, employees, agents and contractors from and against any loss, damage, liability, claim or action incurred or sustained, to the extent attributable to a breach of such rules and regulations or to any negligent or wilful act of the Buyer or any of such directors, officers, employees, agents or contractors;

     (b) comply with all applicable laws, regulations, rules and governmental restrictions and maintain in good standing all licenses, permits and approvals from any and all governments, governmental commissions, boards or agencies applicable to the performance of its obligations hereunder; and

     (c) ensure that all trucks, barges and scows that are used to deliver Western Chips, Pulp Logs or Hog Fuel purchased by the Buyer under this Agreement are covered by comprehensive general liability insurance to cover loss or damage to Persons, property, Chips, Pulp Logs and Hog Fuel arising from actions related to the Buyer's duties to arrange for the delivery of Western Chips, Pulp Logs or Hog Fuel under this Agreement with limits of coverage to be not less than $5,000,000 (reviewed every two years and adjusted for inflation and other reasonable factors) inclusive of bodily injuries or property damage for each occurrence.

10.2 COVENANTS OF WESTERN

Western will:

     (a) cause its directors, officers, employees, agents, contractors and any other Persons involved in the delivery to the Buyer of Chips substituted for Western Chips under the [redacted], while on the premises of the Buyer, the Howe Sound Pulp Mill or the Westcoast Cellufibre facility or any other whole log chipping facility used by the Buyer, to comply with all rules and regulations of the Buyer, the Howe Sound Pulp Mill, Westcoast Cellufibre or such other facility of general application and, subject to Section 17.1, indemnify and hold harmless the Buyer and the general partner and their respective directors, officers, employees, agents and contractors from and against any loss, damage, liability, claim or action incurred or sustained to the extent attributable to a breach of such rules and regulations or to any negligent or wilful act of Western or any of its directors, officers, employees, agents, contractors or such other Persons;

     (b) comply with all applicable laws, regulations, rules and governmental restrictions and maintain in good standing all licenses, permits and approvals from any and all governments, governmental commissions, boards or agencies applicable to the performance of its obligations hereunder; and

     (c) during the term of this Agreement, maintain comprehensive general liability insurance to include its liabilities hereunder for loss or damage to Persons, property, Western Chips, Pulp Logs or Hog Fuel for which it is responsible with limits of coverage to be not less than $5,000,000 (reviewed every two years and adjusted for inflation and all other reasonable factors) inclusive of bodily injuries or property damage for each occurrence, and will provide the Buyer reasonable evidence of such insurance from time to time upon the Buyer's reasonable request.

11.  FORCE MAJEURE AND CURTAILMENT

11.1 AFFECTING THE BUYER

If, at any time, the operation of the pulp production facilities at the Howe Sound Pulp Mill is shut down or curtailed, or the Buyer or the Howe Sound Pulp Mill is prevented from arranging delivery of Chips, Pulp Logs or Hog Fuel, due to weather conditions, fire, strike or other labour disruptions, lockout, sabotage, shipwreck, riot, war, flood, extraordinary breakdown, explosion, laws or regulations, Court order, act of any government body or agency, act of God, blockade, civil commotion or disobedience (lawful or unlawful), shortages of supplies or raw materials or for any reason beyond the reasonable control of the Buyer or the Mill Owner whether similar or dissimilar to the foregoing which the Mill Owner considers sufficient to justify curtailing or shutting down the Howe Sound Pulp Mill, then the Buyer may, by giving notice to Western, discontinue or curtail the purchase and acceptance of deliveries hereunder from Western for the period of such shutdown or curtailment without liability.

11.2 MARKET CONDITIONS

If, at any time, market conditions in respect of the sale of pulp, paper or newsprint are such that the operation of the Howe Sound Pulp Mill is shut down or curtailed, including as a result of excessive pulp or paper inventories arising from such market conditions, the Buyer may, by giving notice to Western, discontinue or curtail the purchase and acceptance of deliveries hereunder from Western for the period of such shutdown or curtailment without liability.

11.3 PURCHASES OF CHIPS FROM THIRD PARTIES

Except in circumstances where the Buyer is prevented from taking delivery and physical possession of Chips purchased hereunder but not so prevented from taking delivery of other Chips, neither the Buyer nor the Mill Owner will purchase or otherwise take delivery of any Chips except from Western (or if obliged under the terms of the Existing Chip and Hog Fuel Agreements) during a period of discontinuance or curtailment of Chips pursuant to Section 11.1 or
Section 11.2.

11.4 PURCHASE OF PULP LOGS FROM THIRD PARTIES

If the Buyer curtails the purchases of Pulp Logs pursuant to Section 11.1 or 11.2, neither the Buyer nor the Mill Owner will purchase or take delivery of any Pulp Logs except from Western during the period of such curtailment pursuant to
Section 11.1 or Section 11.2.

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                                       32


11.5 CURTAILMENT ON A MILL-BY-MILL BASIS

If the Buyer curtails its purchases pursuant to Section 11.1 or Section 11.2, Western has the right to determine which Western Sawmill will be first affected.

11.6 CO-OPERATION

During each period of shutdown or curtailment the Buyer will assist and co-operate with Western to minimize the detrimental effects of such shutdown or curtailment on Western Sawmills except that the Buyer will not be required to incur any cost in respect thereof.

11.7 AFFECTING WESTERN

If, at any time, Western shuts down or curtails the operation of any or all of the Western Sawmills or any of Western's timber harvesting operations, or is otherwise unable to deliver Chips, Pulp Logs or Hog Fuel due to weather conditions, fire, strike or other labour disruptions, lockout, sabotage, shipwreck, riot, war, flood, extraordinary breakdown, explosion, laws or regulations, Court order, act of any government body or agency, act of God, blockade, civil commotion or disobedience (lawful or unlawful), shortages of supplies or raw materials or for any reason beyond the reasonable control of Western whether similar or dissimilar to the foregoing and which Western considers sufficient to justify curtailing or shutting down its sawmilling or timber harvesting operations, then Western may, by giving notice to the Buyer, discontinue or curtail the production or delivery of Chips, Pulp Logs or Hog Fuel to the Buyer without liability.

11.8 WESTERN MARKET CONDITIONS

If, at any time, market conditions are such that Western shuts down or curtails the operation of any or all of the Western Sawmills or any of the Western logging operations are shut down or curtailed or the production of Pulp Logs by Western is curtailed, then Western may, by giving notice to the Buyer, discontinue or curtail the sale of Pulp Logs hereunder to the Buyer with respect to that Western logging operation for the period of such shutdown or curtailment without liability.

11.9 ADVANCE WARNING

The Buyer and Western will give to each other as much advance notice as is reasonably possible of scheduled shutdowns or curtailments and prompt notice of unexpected shutdowns or curtailments affecting the delivery or acceptance of Chips, Pulp Logs or Hog Fuel hereunder, stating the nature, date of commencement anticipated, duration and estimated effect of the event. The inadvertent failure to give notice under this Section 11.9 will not preclude any party from receiving any relief or credit provided for in this Part 11.

11.10 REASONABLE ESTIMATE

A party exercising a right of curtailment or discontinuance under this Part 11 will, within 5 Business Days after the date of receipt of a request from the other party to do so, deliver to the other party a notice setting out a reasonable, good faith estimate of the length of the period of such curtailment or discontinuance (an "ESTIMATE NOTICE") and a party that fails to deliver an Estimate Notice as required will be deemed to have delivered an Estimate Notice containing a reasonable estimate of 20 Business Days from the last day on which the Estimate Notice could have been given. A party receiving an Estimate Notice may, from time to time, reasonably request that the other party provide a revised Estimate Notice.

11.11 [REDACTED]

[redacted]

11.12 OPTION TO PURCHASE

Where, as a result of a shutdown, curtailment or discontinuance pursuant to
Section 11.1 or 11.2, the Buyer reduces, discontinues or curtails its purchases of Chips, Hog Fuel or Pulp Logs, the Buyer will not be obliged, upon resuming its purchases, to purchase any additional volumes of Chips, Hog Fuel or Pulp Logs, to make up for such discontinuance or curtailment of purchases.

Notwithstanding the foregoing paragraph of this Section 0 and subject to Section 11.13, if, at the time the Buyer gives notice under Section 11.1 or Section
11.2 to discontinue or curtail the purchase of Chips, Hog Fuel or Pulp Logs, the Buyer [may commit to purchase all such Chips and Hog Fuel, and will commit to purchase all such Pulp Logs,] at the end of the period of such discontinuance or curtailment on the same terms and conditions set forth in this Agreement in which case Western will be obliged to supply such Chips, Hog Fuel or Pulp Logs at the end of such period except that:

     (a) the Chip Price and Hog Fuel Price will be established by reference to the Quarter in which the Chips or Hog Fuel are delivered to the Chip Delivery Point or Hog Fuel Delivery Point, as applicable, and the Pulp Log Price will be established at the time the Pulp Logs are delivered to a Log Delivery Point;

     (b) if Chip, Hog Fuel or Pulp Log inventories at any Western Sawmill at which Chips, Hog Fuel or Pulp Logs are stored during such discontinuance or curtailment impair Western's operations, Western may, notwithstanding any commitment under this Section 0, dispose of and deliver to a third party at such volume of Chips, Hog Fuel or Pulp Logs as is necessary to relieve such impairment;

     (c) the Buyer will pay Western all expenses and charges reasonably incurred in connection with the loading, stockpiling and reloading of the Chips, Hog Fuel and Pulp Logs delivered to the Buyer under this
          Section 0; and

     (d)  [redacted]

11.13 ALTERNATIVE DISPOSITION

If the Buyer gives notice under Section 11.1 or Section 11.2 to discontinue or curtail and (i) if, at the time of notice, the Buyer does not exercise its right to purchase all such Chips, Hog Fuel or Pulp Logs after the period of such discontinuance or curtailment or (ii) if the period of discontinuance or curtailment set out in or deemed to be set out in the Estimate Notice is 20 Business Days or more or (iii) if the period of discontinuance or curtailment actually exceeds 20 Business Days, then despite Section 0, Western may dispose of such Chips, Hog Fuel or Pulp Logs during or after such discontinuance or curtailment as it sees fit except that:

     (a) Western will, before entering into any agreement to dispose of such Chips, Hog Fuel or Pulp Logs, notify the Buyer of its intention to do so, and Western will not dispose of such Chips, Hog Fuel or Pulp Logs if the Buyer notifies Western, within 5 Business Days after the date of receipt of such notice, that the Buyer will purchase such Chips, Hog Fuel or Pulp Logs on condition, at the Buyer's option, that they are stored at a Western Sawmill until the end of the discontinuance or curtailment, and that the Buyer will pay Western all expenses and charges reasonably incurred in connection with the loading, stockpiling and reloading of the Chips, Hog Fuel and Pulp Logs delivered to the Buyer under this Section 11.13, except that if Chips, Hog Fuel or Pulp Log inventories at any Western Sawmill at which such Chips, Hog Fuel or Pulp Logs are stored during such discontinuance or curtailment impair Western's operations, Western may, notwithstanding any commitment made by the Buyer under this Section (a), dispose of and deliver to a third party such volume of Chips, Hog Fuel or Pulp Log as is necessary to relieve such impairment (and promptly refund to the Buyer any amounts paid by the Buyer for such Chips, Hog Fuel or Pulp Logs), unless the Buyer agrees to accept delivery of such volume in a timely manner;

     (b) subject to Section 11.14, Western will not enter into any agreement concerning the disposition of Chips or Pulp Logs that would conflict with the Buyer's right to resume the purchase of Chips or Pulp Logs under this Agreement.

11.14 BUYER ESTIMATE NOTICE

If Western enters into an agreement pursuant to Section 11.13 which is for a term not longer than the period estimated in the Estimate Notice, or revised Estimate Notice, then in effect at the date of such agreement was entered into, then for the purposes of Section 11.13 (b), such term will be deemed not to conflict with the Buyer's right to resume the purchase of Chips, Hog Fuel and Pulp Logs whether or not the curtailment or discontinuance ended before the end of such period.

11.15 MINIMUM COMMITMENTS

If the Buyer gives notice to Western under Section 11.1 or Section 11.2, then those Chips produced and would have been available to the Buyer in accordance with and on the terms of this Agreement (including Part 2 hereof) but for the notice under Section 11.1 or Section 11.2, will be included and counted in the calculations as to compliance with the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment contemplated by Section 2.8.

Neither the Minimum Annual Volume Commitment nor the Minimum Rolling Volume Commitment will be affected or reduced by Western giving notice under Section
11.7 or 11.8 except if and to the extent, Western fails to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment in any particular Year or during any three Year period ("SHORTFALL") by reason of:

     (a) a discontinuance or curtailment of production or delivery of Chips for which Western has given notice in accordance with Sections 11.7 or
          11.8 of this Agreement (a "WESTERN SHORTFALL"), such failure will not constitute an Event of Default under the Payment Agreement if Western makes up such Western Shortfall by delivering in the Year immediately following the Year in which the Western Shortfall occurred, a volume of

          Chips equal to the Minimum Annual Volume Commitment plus the volume of the Western Shortfall; or

     (b)  [redacted]

Notwithstanding the foregoing, if and to the extent the Western Shortfall or [redacted] arises as a direct result of a British Columbia wide forest industry labour disruption having a continuous duration of more than [redacted] months, then the failure to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment will not constitute an Event of Default under the Payment Agreement but (i) the term of the Minimum Annual Volume Commitment and the Minimum Rolling Volume Commitment will be extended past the 10 year (or 20 year period, as the case may be) by a period equal to the duration of such labour disruption; and (ii) the Parties will work in good faith to make up the Shortfall as soon as practicably possible

12.  CONTRACT PERIOD

12.1 TERM

This Agreement will continue in force for 40 years except if terminated earlier under this Part 12. In 2044, the parties will meet and negotiate in a good faith attempt to reach agreement to extend this Agreement an additional five years upon agreed terms and conditions. If the parties agree to an extension of this Agreement then the parties will meet again before the expiry of the term of the extended agreement to negotiate in good faith to reach agreement for an additional extension for a further five years.

12.2 TERMINATION UPON DEFAULT

At any time while an Event of Default exists with respect to the Buyer or Western as set out in Sections 13.1, 13.2, 13.3 or ERROR! REFERENCE SOURCE NOT FOUND., the other party may, in addition to any other rights that it may have under this Agreement or otherwise, give to that party a notice specifying as the Termination Date a date not earlier than the date on which such notice is given.

12.3 WHOLE CHIPPING

If this Agreement terminates for any reason other than by reason of an Event of Default by Western, then Western may give notice to the Buyer under this Section whereupon the Buyer will provide whole log chipping services to Western for up to one year after termination at its Westcoast Cellufibre facility or at such other facility designated by the Buyer (to the extent such access is reasonably within the control of the Buyer) at market rates and upon other normal and usual terms and conditions customary within the Coast Forest Region.

13.  DEFAULT

13.1 EVENT OF DEFAULT FOR BREACH

An Event of Default will exist if:

     (a) with respect to the Buyer, the Buyer has failed to make Chip payments to Western as required under this Agreement to the extent an aggregate amount of not less than

          $6,000,000 is overdue and remains outstanding from the Buyer (other than a failure arising from a bona fide dispute over the requirement to make such payments); or

     (b) with respect to Western, Western has wilfully or deliberately sold a material volume of Western Chips to a third party in breach of its obligations to the Buyer under this Agreement in a manner that prevents Western from meeting the Minimum Annual Volume Commitment or Minimum Rolling Volume Commitment; and

     (c) notice has been given to such party the Buyer or Western, as the case may be, by the other party specifying the default set out above and declaring of the intention of the other party to exercise its right under Section 12.2 if the default is not duly remedied; and

     (d) such default remains unremedied for more than 10 Business Days have elapsed since the expiration of such period following the giving of such notice during which such party does not remedy the Event of Default.

13.2 EVENT OF DEFAULT FOR INSOLVENCY

[NOTE: CONFORM WITH APA/NOTE] [An Event of Default will exist with respect to the Buyer or Western:

     (a) that party is unable to pay its debts as such debts become due, or is, or is adjudged or declared to be, or admits to being, bankrupt or insolvent;

     (b) any notice of intention is filed or any voluntary or involuntary case or proceeding is filed or commenced for (i) the bankruptcy, liquidation, winding-up, dissolution or suspension of general operations of that party, or (ii) the composition, re-scheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of the debts of that party, or (iii) the appointment of a trustee, receiver, receiver and manager, liquidator, administrator, custodian or other official for, all or any significant part of the assets of that party, or (iv) the possession, foreclosure or retention, or sale or other disposition of, or other proceedings to enforce security over, all or any material part of the assets of that party; or

     (c) any secured creditor, encumbrancer or lien claimant, or any trustee, receiver, receiver and manager, agent, bailiff or other similar official appointed by or acting for any secured creditor, encumbrancer or lien claimant, takes possession of, or forecloses or retains, or sells or otherwise disposes of, or otherwise proceeds to enforce security over all or any material part of the assets of the Borrower.]

13.3 EVENT OF DEFAULT BY BUYER

An Event of Default will exist with respect to the Buyer if the Howe Sound Pulp Mill ceases to produce a commercially viable volume of pulp or paper for a continuous period of twenty four months (other than by reason of a curtailment or shutdown referred to in Section 11.1) and the Buyer has not continuously purchased all Chips, Pulp Logs and Hog Fuel made available for delivery by Western, all in accordance with this Agreement, during that period except that if this Agreement is terminated for this Event of Default, the Costs of Western will be limited to Costs specified in Section 13.4 plus the purchase price payable for all Chips, Pulp Logs and Hog Fuel sold to the Buyer before termination under this Section plus interest, if any.

13.4 WESTERN'S LIQUIDATED DAMAGES FOR CHIP PREMIUM

In order to secure the supply of Western's Chips on a long term basis, the Buyer has agreed to pay to Western the market value of the Western Chips plus the chip premium totaling $80,000,000 (the "Aggregate Chip Premium") which consists of the First Chip Premium ($35,000,000) and the Second Chip Premium ($45,000,000), as defined in Section 4.4.

The parties acknowledge that if an Event of Default by the Buyer occurs, Western will suffer significant financial hardship and losses. With respect to the loss of the Aggregate Chip Premium, the parties have agreed that the damages that would be suffered by Western on the occurrence of an Event of Default by the Buyer will be the sum of $80,000,000, less (i) $12 for every Volumetric Unit of Chips delivered by Western up to the first 2,919,000 Units delivered before the Event of Default and (ii) $24 for every Volumetric Unit of Chips delivered by Western for the next 1,875,000 Volumetric units of Chips delivered before the Event of Default (the "WESTERN CHIP PREMIUM DAMAGES").

The parties agree and accept that the Western Chip Premium Damages are a genuine pre-estimate of the damages that would be suffered by Western in connection with the loss of the Aggregate Chip Premium upon the occurrence of an Event of Default by the Buyer. This genuine pre-estimate of damages relates only to the Aggregate Chip Premium, and does not limit the rights of Western to claim against the Buyer for any other damages that Western may suffer as a result of the Event of Default by the Buyer or otherwise.

Western acknowledges that it has received the Chip Premium Prepayment Deposit as a non refundable chip premium deposit, and agrees that if an Event of Default by the Buyer occurs, then Western will not claim against the Buyer for any damages arising from the loss of any portion of the First Chip Premium. The parties acknowledge that Western is providing this covenant to the Buyer on the basis that the Chip Premium Prepayment Deposit is non-refundable and further that the Chip Premium Prepayment Deposit will not be used to reduce or offset any damages that Western suffers as a result of the loss of all or any portion of the Second Chip Premium.

The parties further agree that Western will set off the Western Chip Premium Damages against the unpaid balance, if any, of the TFL Indebtedness, and that Western will have no recourse against the Buyer or any other party with respect to the Western Chip Premium Damages other than to set off such amount against the TFL indebtedness.

13.5 BUYER'S LIQUIDATED DAMAGES FOR DEPOSIT

In order to secure the supply of Western's Chips on a long-term basis, the Buyer has agreed to pay to Western the Aggregate Chip Premium and to make the Chip Premium Prepayment Deposit in connection with this Agreement.

The parties acknowledge that if an Event of Default by Western occurs, the Buyer will suffer significant financial hardship and losses. With respect to the advance of the Chip Premium Prepayment Deposit by the Buyer, the parties have agreed that the damages that would be suffered by the Buyer on the occurrence of an Event of Default by the Buyer would be the sum of such deposit less the costs incurred by Western in the closure of the Squamish Pulp Mill (the "Buyer Chip Premium Damages").

The parties agree and accept that the Buyer Chip Premium Damages are a genuine pre-estimate of the damages that would be suffered by the Buyer in connection with the loss of the Chip Premium Prepayment Deposit upon the occurrence of an Event of Default by Western. This genuine pre-estimate of damages relates only to that deposit, and does not limit the rights of the Buyer to claim against Western for any other damages that the Buyer may suffer as a result of the Event of Default by Western or otherwise.

13.6 REDUCED COMMITMENT

If the Buyer gives a valid notice under Section 6.2 of the Payment Agreement stating that the obligations under this Agreement are reduced by 50%, then upon receipt of notice, the obligations of the Parties under this Agreement are amended as follows:

     (a) the rights and obligations under Section 2.1 is hereby amended so that "all Western Chips" is deleted and replaced with to "50% of the Western Chips"; and

     (b) the rights and obligations under Section 5.1 is hereby amended so that "all Pulp Logs" is deleted and replaced with "50% of the Pulp Logs"; and

     (c) the Buyer is released of its obligation to make any further payments on account of the Second Chip Premium;

All other provisions of this Agreement will remain in full force and effect except to the extent that the provision would be inconsistent with the intent of the foregoing amendments in which case the Parties will use all reasonable efforts to agree on the appropriate changes to this Agreement consistent with the intention of the Parties and, in the event there is a failure to agree, the matter will be resolved in accordance with the provisions of Section 14.

14.  DISPUTE RESOLUTION

14.1 REFERRAL TO PRESIDENTS AND CHIEF FINANCIAL OFFICERS

If the parties fail to agree on the Chip Price, Pulp Log Price or other matters referred to in this Agreement or if an issue or a dispute, other than a Major Breach, arises in any matter arising out of this Agreement, either the Buyer or Western may by notice to the other refer the dispute to a committee of the Presidents and Chief Financial Officers of the Buyer's general partner and Western who will make their best efforts to determine a commercially fair and equitable solution to that dispute. A decision reached by such Presidents and Chief Financial Officers and communicated by them in writing to the parties hereto will be binding on all parties to the dispute and will be implemented.

14.2 ARBITRATION

If no decision with respect to a matter, issue or dispute is so communicated by such Presidents and Chief Financial Officers of the Buyer and Western within 30 days after notice pursuant to Section 14.1 has been given, or if the matter relates to a Material Breach or a disagreement under Section ERROR! REFERENCE SOURCE NOT FOUND., the matter in dispute shall (unless otherwise agreed by the Parties) be referred to a single arbitrator under the Commercial Arbitration Act then in effect in British Columbia.

14.3 QUALIFICATIONS

The arbitrator must be an individual with substantial experience in the forest industry in British Columbia. The arbitrator will not have had any direct or indirect interest in either of the parties, whether as a director, officer, employee, agent, consultant, shareholder or otherwise within three years preceding his appointment.

14.4 PLACE OF ARBITRATION

All arbitration proceedings will be conducted in Vancouver, British Columbia.

14.5 TIMELY DECISION

Any matter, issue or dispute referred to arbitration will be dealt with on an expeditious basis with the parties hereto using all commercially reasonable efforts to obtain and implement a timely decision of the arbitrator who will have the authority to award costs of the arbitration proceedings against any party which does not, in the judgment of the arbitrator, act in accordance with this Section 14.5.

14.6 DECISION BINDING

A decision of an arbitrator under this Agreement, including any decision as to costs, will be final and binding on the parties but will not be a precedent in any subsequent arbitration.

14.7 SURVIVAL

This Part 14 will survive any termination of this Agreement and will continue to be binding upon the parties, their successors and permitted assigns and be enforceable against them.

15.  CONFIDENTIALITY

15.1 CONFIDENTIALITY

Neither party will disclose any terms or conditions of this Agreement to any person who is not a director, officer, employee or bona fide authorized representative of the party, without the prior written consent of the other party except:

     (a) if such party determines, acting reasonably, that disclosure is required by law, or during the course of its business; and

     (b) if such disclosure is not required by law it is made under terms that restrict further disclosure to the extent necessary to protect the interests of the other party.

15.2 AFTER TERMINATION

After the termination of this Agreement, any party may use as it sees fit any information, except information about the other parties' business and affairs, which its officers or employees may acquire during the term hereof.

16.  DISPOSITIONS AND MATERIAL CHANGES

16.1 SQUAMISH PULP MILL

If the Squamish Pulp Mill has not closed or ceased pulp production on or before the 60th day after the Closing Date or is reopened for pulp production by any Person within three years of the Closing Date, Western will pay to the Buyer at that time the amount of $[redacted] less any and all costs then reasonably incurred or accrued by Western or Western Pulp in connection with the closure of the Squamish Pulp Mill and will provide the Buyer with an exclusive option to purchase the Retained Chips on the same terms and conditions as set out in this Agreement upon expiry or termination for any reason of [redacted].

Western acknowledges and agrees that the Buyer's right to the payment contemplated by this Section is a pre-estimate of all or part of the damages which the Buyer will suffer or incur in the circumstances set out in this Section, is not a penalty and does not limit the right of the Buyer to claim against Western for any other damages that the Buyer may suffer as a result of an Event of Default by Western or otherwise. Western hereby irrevocably waives any right that it may have to raise as a defence that any such payment is excessive or punitive.

16.2 DISPOSITIONS OF WESTERN SAWMILLS TOGETHER WITH WESTERN TENURES OR WESTERN TIMBERLANDS

If Western sells, transfers or otherwise disposes (other than by way of a security interest) of a Western Sawmill to be used by the new owner for sawmill purposes or a Western Sawmill together with all or any part of the Western Tenures or Western Timberlands for any reason to a purchaser, transferee or assignee (an "ASSIGNEE"), then, as a condition of such transaction and in a matter acceptable to the Buyer, acting reasonably, Western will cause the Assignee to agree to be bound by the terms of this Agreement, such agreement to be evidenced by the Assignee entering into such formal agreements as the Buyer may reasonably require and which will give effect to an assignment by Western to the Assignee of an interest in this Agreement to the extent required by such assignment.

For certainty, Western and the Buyer agree that no assignment, transfer or other disposition contemplated by this Section 16.2 will reduce Western's obligations to fulfil the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment unless and except to the extent that the portion of Western's Minimum Annual Volume Commitment or Minimum Rolling Volume Commitment to be sold, transferred or disposed of to an Assignee, has, in the opinion of the Buyer, acting reasonably, based on the advice of its legal counsel, been assumed by the Assignee pursuant to a legal, valid, binding agreement enforceable against the Assignee and which, when taken together with Western's continuing obligations under this Agreement, is not materially less favourable to the Buyer than its rights and entitlements under this Agreement.

16.3 MATERIAL CHANGES IN FIBRE FLOW

The Parties acknowledge that they are entering into this Agreement with respect to the sale to the Buyer of all the Chips produced by the Western Sawmills (or the equivalent volume) less Retained Chips and notwithstanding the minimum committed volumes referred to in Section 2.8, the parties expect that the volume of Chips produced by the Western Sawmills will exceed the minimum commitment volumes.

If, within the first 10 years of the term of this Agreement, Western proposes to cause a material net volume of logs harvested out of the Western Tenures which would be normally processed by the Western Sawmills to be diverted for processing at other sawmills owned by Western or its Affiliates that are not Western Sawmills and if such diversion would reasonably be expected to have a Detrimental Effect (as defined herein), then Western will so notify the Buyer and offer to meet with the Buyer to in good faith discuss what steps and actions could be taken to minimize the Detrimental Effect and Western will use all commercially reasonable efforts to ensure that the adverse impact of the diversion is shared proportionately between all of the long term buyers of Chips from Western and its Affiliates and that the Buyer receives its proportionate share based on historic deliveries (or equivalent volume) of Chips expected to be produced from the increased Chip production in other sawmills resulting from such log diversion.

If there is increased Chip production over and above the Minimum Annual Volume Commitment resulting from a diversion of logs to Western Sawmills from tenures held by Western or its Affiliates that are not Western Tenures or from purchased or Traded Logs that would otherwise be processed at sawmills that are not Western Sawmills, then the Buyer will share equitably and proportionately in such production so long as there is a formal agreement with all of the other long term buyers of Chips from Western and its Affiliates to do the same upon a net diversion of fibre from the Western Tenures or Western Timberlands to non-Western Sawmills.

If, despite Western's efforts under this Section, there is net diversion of logs from Western Sawmills that has a Detrimental Effect, then the Security Release Date as defined in the Payment Agreement will become, as contemplated in Section
3.3. of that agreement, the 20th anniversary of the Payment Agreement.

For the purposes of this Section, "DETRIMENTAL EFFECT" means a material adverse net effect on the ability of Western to deliver sufficient Chips under this Agreement to meet the Minimum Annual Volume Commitment or the Minimum Rolling Volume Commitment in the applicable Years.

17.  GENERAL PROVISIONS

17.1 CONSEQUENTIAL DAMAGES

Any liability of either party to the other for breach of this Agreement or for negligence of its directors, officers, employees, agents and contractors will not extend to or include liability for loss of profits or contribution, loss of use of property or other indirect or consequential damages.

17.2 MILL OWNER OBLIGATIONS

The Mill Owner is, and will be, subject to the rights of set off and limitations on such claims in favour of the Buyer hereunder, jointly and severally liable with the Buyer to the extent of any direct damages suffered by Western in the event Western terminates this Agreement pursuant to Section 12.2.

The obligations of the Buyer and the Mill Owner hereunder will not be binding upon nor will resort hereunder be had to the property of the limited partners of the Buyer or the Mill Owner but will only be binding upon and resort shall only be had to the property and assets of the Buyer, Mill Owner and their general partners.

17.3 MAINTENANCE OF RECORDS

Each party will maintain detailed records of:

     (a) all measurements and tests made by it by reference to which, pursuant to this Agreement, the performance of an obligation by either party is measured or the extent of an obligation that either party is to perform is calculated; and

     (b) all costs incurred by it for which it is, pursuant to this Agreement, entitled to be reimbursed in whole or in part by the other party;

and will make such records available to the other party for inspection at all reasonable times.

17.4 ENTIRE AGREEMENT

This Agreement, the Asset Purchase Agreement and the Payment Agreement constitute the entire agreement between the parties and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Agreement.

17.5 NO OTHER REPRESENTATIONS

No director, officer, employee or agent of either party has any authority to make any representation, warranty or covenant not contained in this Agreement, and each party agrees that it has executed this Agreement without reliance upon any such representation or promise.

17.6 BINDING EFFECT

This Agreement will enure to the benefit of and be binding upon the respective legal representatives, successors and permitted assigns of the parties.

17.7 TIME OF ESSENCE

Time is of the essence in the performance of each obligation under this Agreement.

17.8 FURTHER ASSURANCES

Each party will, at its own expense and without expense to the other, execute and deliver such further agreements and other documents and do such further acts and things as the other reasonably requests to evidence, carry out and give full force and effect to the intent of this Agreement.

17.9 NOTICE

Every notice, request, demand or direction (each, for the purposes of this Section 17.9, a "notice") will be delivered or sent by facsimile transmission, or other similar form of written communication, in each case, addressed as applicable as follows:

     If to Western at:

          Western Forest Products Inc.          with a copy to:
          3rd Floor, 435 Trunk Road
          Duncan, British Columbia              Bull, Housser & Tupper LLP
          V9L 2P9                               3000 Royal Centre
                                                1055 West Georgia Street
          Attention: President                  Vancouver, British Columbia
          Fax No.: ________                     Canada, V6E 3R3

                                                Attention: William S. Garton
                                                Fax: 604.641.4949

     If to Buyer or the Mill Owner at:

          Canadian Forest Products Ltd.         with a copy to:
          Suite 100
          1700 West 75th Ave.                   Lawson Lundell LLP
          Vancouver, BC                         Suite 100 Cathedral Place
          V6P 6G2                               925 W. Georgia Street
                                                Vancouver, BC
          Attention: David M. Calabrigo, Vice   V6C 3L2
          President Corporate Development,
          General Counsel, and Corporate        Attention: David A. Allard
          Secretary                             Fax: (604) 669-1620
          Fax No. (604) 661-5435

or to such other address as is specified by the particular party by notice to the other.

17.10 DEEMED RECEIPT

Any notice delivered or sent in accordance with Section 17.9 will be deemed to have been given and received:

     (a)  if delivered, on the first Business Day after the day of delivery; and

     (b) if sent by facsimile transmission or other similar form of written communication, on the first Business Day after the day of transmittal.

17.11 ASSIGNMENT BY WESTERN

Western may assign all or any portion of its interest in this Agreement:

     (a) as a result of the granting by Western of a security interest over all or substantially all of its assets, including this Agreement; or

     (b) to a purchaser of all or substantially all of Western Sawmills so long as the purchaser enters into an agreement with the Buyer confirming that the purchaser is bound by this Agreement (with such changes as may be required to contemplate the addition or substitution of the purchaser as a party) to the extent of such assignment.

17.12 ASSIGNMENT BY BUYER

The Buyer may assign all or any portion of its interest in this Agreement:

     (a) as a result of the granting by the Buyer of a security interest over all or substantially all of its assets, including this Agreement; or

     (b) to a purchaser of the Howe Sound Pulp Mill or the interests of Canfor, Oji Paper Canada, Ltd. and any other Person therein or in Howe Sound Pulp and Paper Limited Partnership if the purchaser enters into an agreement with Western confirming that the purchaser is bound by this Agreement (with such changes as may be required to contemplate the addition or substitution of the purchaser as a party) to the extent of such assignment.

17.13 RELEASE OF BUYER

Any assignment made under Sections 17.11 and 17.12 will not release the assignor from any of its obligations under this Agreement unless the other parties expressly consent in advance to an assignment to the assignee by way of novation, which consent may be withheld unless the other parties are satisfied, in their absolute discretion, of the assignee's ability to fulfil the terms of this Agreement and, in such case, the release of the assignor will extend only to that portion of this Agreement assigned to the assignee by way of novation, except that if the other parties are not so satisfied at the time of such assignment, the other parties may, at any time after the first anniversary of such assignment and not more frequently than on each anniversary date thereafter, request that the other parties provide such a release to the assignor and the other parties will not refuse to provide such a release to the assignor if it is satisfied, acting reasonably, of the assignee's ability to fulfil the terms of this Agreement on a long-term basis.

17.14 DELIVERY BY FAX

Any party may deliver an executed copy of this Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Agreement.

17.15 COUNTERPARTS

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

17.16 EFFECTIVE DATE

The rights and obligations of the parties hereunder will be effective from and after the Closing Date and not sooner.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

COASTAL FIBRE LIMITED PARTNERSHIP       WESTERN FOREST PRODUCTS INC.


Per:                                    Per:
     --------------------------------        -----------------------------------
     Authorized Signatory                    Authorized Signatory


Per:
     --------------------------------
     Authorized Signatory


HOWE SOUND PULP AND PAPER LIMITED       WESTERN PULP LIMITED
PARTNERSHIP


Per:                                    Per:
     --------------------------------        -----------------------------------
     Authorized Signatory                    Authorized Signatory


Per:
     --------------------------------
     Authorized Signatory

                                   SCHEDULE A

PART 1 - WESTERN SAWMILLS

1.   Duke Point Sawmill owned by Western and located at Duke Point, British
     Columbia

     -    current loading method for Chips:    barge

     -    current loading method for Hog Fuel: truck

2.   Ladysmith Sawmill owned by Western and located at Ladysmith, British
     Columbia

     -    current loading method for Chips:    truck

     -    current loading method for Hog Fuel: truck

3. Cowichan Bay Sawmill owned by Western and located at Cowichan Bay, British Columbia

     -    current loading method for Chips:    truck

     -    current loading method for Hog Fuel: truck

4.   Nanaimo Sawmill owned by Western and located at Nanaimo, British Columbia

     -    current loading method for Chips:    truck

     -    current loading method for Hog Fuel: truck

5.   Saltair Sawmill owned by Western and located at Ladysmith, British Columbia

     -    current loading method for Chips:    truck

     -    current loading method for Hog Fuel: truck

     -    as at the date of this Agreement, this mill is closed indefinitely

PART 2 - WESTERN'S TIMBERLANDS

PRIVATE LAND (Outside TFLs)

LOCATION   TENURE       PID                                 DESCRIPTION                              HA
--------   ------       ---                                 -----------                              --
NVIR        Misc    004-549-929   L 7 DL 95 PL.15826 Rupert Dist                                    0.05

NVIR        Misc    009-861-327   SEC 11, TP.37, NW1/4                                             33.04

NVIR        Misc    010-102-400   S 1/2 of SW 1/4 of Section 14, TP 37, Rupert District            33.22

NVIR        Misc    008-107-513   W1/2 OF NE1/4 SEC 18,TP 37, Rupert Dist                          31.65

NVIR        Misc    018-886-779   Block A, Sec. 28, Tp.41                                          64.12

NVIR        Misc    006-250-491   Lot 1, Blk 1, DL 317, Rupert Dist, Plan 3314                      0.07

NVIR        Misc    006-250-726   Lot 5, Blk 1, DL 317, Rupert Dist, Plan 3314                      0.05

NVIR        Misc    006-250-751   Lot 6, Blk 1, DL 317, Rupert Dist, Plan 3314                      0.06

NVIR        MF 61   007-262-256   PT E 159 Ac NW 1/4 Sec 12,Tp41, Rupert Dist                      11.46

NVIR        MF 61   007-262-396   E 1/2 of SE 1/4 Sec 13,Tp 41, Rupert Dist., Remainder            29.31

NVIR        MF 61   009-864-407   W 1/2 of NE 1/4 Sec 13, Tp 41, Rupert District                   31.92

LOCATION   TENURE       PID                                 DESCRIPTION                              HA
--------   ------       ---                                 -----------                              --
NVIR        MF 61   009-864-580   NW 1/4 of SE 1/4 Sec 13, Tp 41, Rupert District                  15.91

NVIR        MF 61   009-866-850   E 1/2 of SW 1/4 Sec 13, Tp 41, Rupert District                   32.39

NVIR        MF 61   009-866-957   SW 1/4 of SE 1/4 Sec 13,Tp 41, Rupert District                   16.73

NVIR        MF 61   009-867-007   SW 1/4 of the SW 1/4 of Section 13, Township 41, Rupert          16.85
                                  District

NVIR        MF 61   009-867-066   W 1/2 of SW 1/4 Sec 13, Tp 41, Rupert District                    15.3

NVIR        MF 61   009-867-228   SW 1/4 of NW 1/4 Section 13, Tp 41, Rupert Dist., Remainder      14.38

NVIR        MF 61   009-864-628   NE 1/4 Section 14,Tp 41                                          65.42

NVIR        MF 61   009-864-725   E 1/2 of SE 1/4,SEC 14,TP 41                                     31.74

NVIR        MF 61   009-864-741   W 1/2 of SE 1/4 Sec 14,Tp 41                                     31.59

NVIR        MF 61   009-866-639   E 1/2 of NW 1/4, Section 14, TP 41, Rupert Dist                  35.33

NVIR        MF 61   009-862-285   W 1/2 of W 1/2 Section 15,Tp37                                   64.57

NVIR        MF 61   009-862-315   E 1/2 of W 1/2 Section 15,Tp37                                   64.19

NVIR        MF 61   009-864-865   NW 1/4 of NE 1/4 Sec 15,Tp 41                                    16.32

NVIR        MF 61   009-862-331   NE 1/4 Section 16,Tp 37                                          64.47

NVIR        MF 61   009-862-366   NW 1/4 Section 16,Tp 37                                          64.33

NVIR        MF 61   009-862-382   SW 1/4 Section 16,Tp 37                                             65

NVIR        MF 61   009-864-784   W1/2 of NE 1/4 Sec 16,Tp 41                                      32.45

NVIR        MF 61   009-862-404   NE 1/4 Section 17,Tp 37                                          63.93

NVIR        MF 61   009-862-439   NW 1/4 Section 17,Tp 37                                          63.94

NVIR        MF 61   009-862-447   SE 1/4 Section 17, Tp 37, Rupert Dist.                           65.54

NVIR        MF 61   009-862-463   SW 1/4 Section 17,Tp 37                                          64.99

NVIR        MF 61   009-864-016   E 1/2 of E 1/2 Sec 18, TP 37, Exc Parcel A                       61.96

NVIR        MF 61   009-864-032   E 1/2 of W 1/2 Sec 18,Tp 37                                      65.63

NVIR        MF 61   009-864-113   W 1/2 of SE 1/4 Sec 18,Tp 37                                     32.81

NVIR        MF 61   009-863-711   SW 1/4 Section 19,Tp 37                                          65.66

NVIR        MF 61   009-864-172   W 1/2 of E 1/2 Sec 19,Tp 37                                      67.41

NVIR        MF 61   009-863-788   NE 1/4 Section 20,Tp 37                                          64.92

NVIR        MF 61   009-863-800   SE 1/4 Section 20,Tp 37                                          64.77

NVIR        MF 61   009-863-834   NW 1/4 Sec 21,Tp 37                                              64.81

NVIR        MF 61   009-863-907   W 1/2 of SW 1/4 Sec 21,Tp 37                                     32.48

NVIR        MF 61   009-864-211   SE 1/4 Sec 21, Tp 37                                             64.76

NVIR        MF 61   009-864-270   E 1/2 of SW 1/4 Sec 21,Tp 37                                     32.51

NVIR        MF 61   009-872-604   N 1/2 of the NE 1/4 of Section 21, Township 41, Rupert Dist.     32.57

NVIR        MF 61   009-872-680   SE 1/4 of NE 1/4 Section 21, TP 41, Rupert Dist                  16.37

NVIR        MF 61   009-872-728   SW 1/4 of the NE 1/4 of Sect 21, TP 41, Rupert Dist              16.34

NVIR        MF 61   009-872-965   W 1/2 of the SE 1/4 of Sect 21, TP 41, Rupert Dist, Lying N of   20.77
                                  San Josef R

NVIR        MF 61   009-873-481   E 1/2 of SE 1/4 Sec 21,Tp 41                                     32.18

NVIR        MF 61   009-863-931   SW 1/4 of Section 22, TP 37, Rupert Dist                         65.24

NVIR        MF 61   009-872-361   S 1/2 of NE 1/4 Sec 22,Tp 41                                     32.32

NVIR        MF 61   009-872-493   NE 1/4 of SE 1/4 Sec 22,Tp 41                                    16.18

NVIR        MF 61   009-873-198   W 1/2 of SW 1/4 Sec 22.Tp 41                                     33.35

NVIR        MF 61   009-878-076   E 1/2 of Sw 1/4 Sec 22,Tp 41                                     33.45

NVIR        MF 61   009-878-122   SW 1/4 of SE 1/4 Sec 22,Tp 41                                    16.06

LOCATION    TENURE       PID                             DESCRIPTION                          HA
--------    ------       ---                             -----------                          --
NVIR        MF 61    009-878-181   S 1/2 of NW 1/4 Sec 22,Tp 41                              32.94

NVIR        MF 61    009-872-272   SW 1/4 of NW 1/4 Sec 23,Tp 41, Rupert Dist                 16.3

NVIR        MF 61    009-872-311   NW 1/4 of SW 1/4 Sec 23,Tp 41                             16.22

NVIR        MF 61    009-877-908   E 1/2 of W 1/2 Sec 23,Tp 41                               64.66

NVIR        MF 61    009-877-932   W 1/2 of E 1/2 Sec 23,Tp 41                               65.19

NVIR        MF 61    009-877-754   NW 1/4 Section 28,Tp 41                                   60.15

NVIR        MF 61    009-877-819   SE 1/4 Sec 28,Tp 41                                       63.87

NVIR        MF 61    007-261-829   Section 3, Tp 42, SW 1/4, Rupert Dist                     64.99

NVIR        MF 61    009-880-470   Block B, West half, Section 4, TP 42, Rupert District     61.56

NVIR        MF 61    009-880-542   Block B, East half, Section 4, TP 42, Rupert District      70.6

NVIR        MF 61    009-877-550   NE 1/4 of Section 7, TP 42, Rupert District               64.95

NVIR        MF 61    009-895-591   Sec 8 NW 1/4, Tp 37, Rupert District                      63.89

NVIR        Misc     009-862-111   SE 1/4 of NW 1/4 of Section 14, TP 37, Rupert District     19.9

NVIR        Misc     009-862-137   NE 1/4 of SW 1/4 of Section 14, TP 37, Rupert District    13.99

NVIR        Misc     001-011-324   Lot 1, Sect 16, Tp 3, Rupert Dist.                        62.78

NVIR        Misc     009-843-167   Fr Section 16, Tp 4, Rupert Dist.                         23.71

NVIR        Misc     009-872-892   DL 1128 Rupert D.(Ketchen Is.)                            25.67

NVIR        Misc     003-313-743   DL 2137 Remainder, Rupert District, Plan 2182-R          113.89

NVIR        Misc     004-549-937   L 1 DL 95 PL.15826,Rupert Dist                             0.08

NVIR        Misc     004-549-961   L 2 DL 95 PL.15826,Rupert Dist                             0.07

NVIR        Misc     004-549-988   L 3 DL 95 PL.15826,Rupert Dist                             0.08

NVIR        Misc     004-549-996   L 4 DL 95 PL.15826 Rupert Dist                             0.09

NVIR        Misc     004-550-005   L 5 DL 95 PL.15826 Rupert Dist                             0.08

NVIR        Misc     004-549-902   L 6 DL 95 PL.15826 Rupert Dist                             0.07

South Isl   MF 365   023-970-243   DL 922, Renfrew Land District                            290.87

Nootka      MF 20    009-871-934   DL 569, Nootka District                                  125.59

Nootka      Misc     023-497-009   Lot 1, DL 647, Nootka District, Plan VIP63654              2.89

Nootka      Misc     009-802-916   DL 13, Nootka District, EXC.PL.23844                        0.9

Nootka      Misc     009-802-975   DL 15, Blk A, Nootka Dist., Exc., Plan VIP52448             4.4

Nootka      Misc     009-803-017   DL 16, Nootka District EXC.PL.24450                        0.24

Nootka      Misc     009-803-149   DL 31, Nootka District                                     0.17

Nootka      Misc     009-803-238   DL 41, Nootka District, EXC.PL. VIP 52448                  0.57

Nootka      Misc     019-009-801   Lot 6, DL 43 & 461, Nootka District                        0.43

Nootka      Misc     009-809-660   DL 623, Remainder, Nootka District                        11.81

Nootka      Misc     009-809-775   DL 625, Nootka District                                   35.83

Nootka      Misc     025-088-122   DL 656, Nootka District                                    1.94

NVIR        Misc     000-040-304   L 4 DL 2137,Pl.22121                                       0.07

NVIR        Misc     004-133-315   L 10 Bk 4 DL 2137                                          0.12

NVIR        Misc     004-133-234   L 9 Bk 3 Pl 17098 (A.Corbin)                               0.16

NVIR        Misc     003-699-714   L 15 Bk C DL 2137                                          0.14

NVIR        Misc     004-134-192   L 4 Bk 5 DL 2137                                           0.13

NVIR        Misc     001-319-256   L 1 Bk 13 Sec13 Tp2 Pl 16354                               0.52

NVIR        Misc     001-370-898   L 1 Bk 9 Sec13 Tp2 Pl 29684                                0.78

NVIR        Misc     001-033-646   L A Sec 13 Tp 2 Pl 37718                                   0.35

LOCATION    TENURE       PID                             DESCRIPTION                          HA
--------    ------       ---                             -----------                          --
NVIR        Misc     001-033-654   L B Sec 13 Tp 2 Pl 37718                                   0.36

NVIR        Misc     001-033-662   L C Sec 13 Tp 2 Pl 37718                                   0.45

PRIVATE LAND (Inside a TFL)

LOCATION    TENURE       PID                             DESCRIPTION                          HA
--------    ------       ---                             -----------                          --
TFL 6        TFL 6   009-870-181   DL 188, Rupert District                                   34.5

TFL 6        TFL 6   009-870-181   DL 188, Rupert District                                   34.5

TFL 6        TFL 6   009-870-199   DL 189, Rupert District                                  63.78

TFL 6        MF 29   009-904-751   N1/2 of SW corner of E1/2 of Section 10, TP 18, Rupert    7.84
                                   District

TFL 6        MF 29   009-904-816   E1/2 of E1/2 of Section 10, Township 18, Rupert          41.41
                                   District

TFL 6        MF 29   009-905-502   Fr W1/2 of E1/2 Section 10, Tp 18, (NW of Pcl B)          1.26
                                   Rupert District

TFL 6        MF 29   009-905-685   Parcel B of Section 10, TP 18, Rupert District, Rem      17.59

TFL 6        MF 29   009-857-664   SE 1/4 Section 10 Tp37                                   61.93

TFL 6        MF 29   009-859-357   NE 1/4 Sec 11 Tp 37                                      75.42

TFL 6        MF 29   009-860-002   NW 1/2 Sec 11 Tp37 Exc 373924I                           44.02

TFL 6        MF 29   005-762-618   SE1/4 Section 11 Tp 41, Rupert Dist                       63.8

TFL 6        MF 29   005-761-565   SE1/4 Section 12 Tp41, Rupert Dist                       65.07

TFL 6        MF 29   005-762-421   E 159 ac, W 1/2 Section 12 Tp 41, Rupert Dist, exc       53.32

TFL 6        MF 29   009-932-992   Section 14, Tp 10, Rupert Dist., Exc Pl 24310, O/S         264
                                   Area K

TFL 6        MF 29   009-861-629   Parcel A&B (DD45335I) & Pcl D                            49.17

TFL 6        MF 29   009-862-005   NW1/4, NW1/4 Section 14, Tp 37, Rupert Dist.             16.46

TFL 6        MF 29   009-862-161   SW 1/4 of NW 1/4 of Section 14, Tp37, Rupert District    18.59

TFL 6        MF 29   009-862-200   NW 1/4 of SW 1/4 of Section 14, Tp 37, Rupert            11.03
                                   District, exc

TFL 6        MF 29   009-861-459   Parcel 1 of Parcel A,Section 14 Tp 37                     4.39

TFL 6        MF 29   009-861-637   Parcel B, Section 14, TP 37, Rupert Dist                  2.28

TFL 6        MF 29   009-861-530   Parcel C,SE1/4 Section 14 Tp 37                           2.21

TFL 6        MF 29   009-861-921   Parcel D, Section 14,, TP 37, Rupert Dist                 8.62

TFL 6        MF 29   005-762-537   NW1/4 Sec 1 Tp 41, Rupert Dist                           65.52

TFL 6        MF 29   009-916-342   Pt SE1/4,Section 20 Tp.11                                16.21

TFL 6        MF 29   009-904-646   W 1/2 os SW 1/4 of Sect 20, TP 18, Rupert Dist            11.8

TFL 6        MF 29   009-904-662   W1/2 of NW 1/4 of Sect 20, TP 18, Rupert Dist            32.23

TFL 6        MF 29   009-915-389   S1/2,SW1/4 Section 21 & NE1/4                            47.72

TFL 6        MF 29   009-904-409   Section 21, W part of NE 1/4, TP 18, Rupert District     64.22

TFL 6        MF 29   009-899-081   Fr W1/2 NW1/4 Sec 26 Tp 18                               16.38

TFL 6        MF 29   009-904-441   Section 28, SW 1/4 of SE 1/4, TP 18, Rupert District     16.09

TFL 6        MF 29   009-904-468   Section 28, SE 1/4 of SW 1/4, TP 18, Rupert District     16.24

TFL 6        MF 29   002-947-862   NE1/4 Sec 31 Tp 38                                       66.04

TFL 6        MF 29   009-864-369   NW1/4 Sec 35 Tp 38                                       64.74

TFL 6        MF 29   009-895-698   NE1/4 Sec 4 Tp 37                                        56.96

TFL 6        MF 29   009-895-795   E 1/2,E 1/2 Sec 6 Tp 37                                     66

TFL 6        MF 29   009-904-859   Fr E1/2,SE 1/4,Sec 8,Tp 18, Rupert Dist.                 27.88

TFL 6        MF 29   009-905-057   Fr W1/2, E1/2 Section 9,TP 18, Rupert Dist.              41.36

TFL 6        MF 29   009-905-316   E 14.04 Chns. Fr W1/2 Sec 9, Rupert Dist.                26.44

LOCATION    TENURE        PID                             DESCRIPTION                            HA
--------    ------        ---                             -----------                            --
TFL 6      MF 29      009-857-877   E1/2,E1/2 Sec9 Tp 37 Ex 1741OS                              56.47

TFL 6      MF 29      009-895-655   NW 1/4 Sec 9 Tp 37                                          65.16

TFL 6      MF 29      009-916-725   IR # 10 Koprino, Rupert Dist.                               45.58

TFL 6      MF 29      005-544-211   Lot 104, Rupert District                                    37.25

TFL 6      MF 29      009-874-194   Lot 1382, Rupert District                                   45.79

TFL 6      MF 29      009-870-105   DL 180, Rupert District                                     18.28

TFL 6      MF 29      009-870-130   DL 181, Rupert District                                     19.44

TFL 6      MF 29      009-870-148   DL 182, Rupert District                                     13.68

TFL 6      MF 29      009-870-156   DL 183, Rupert District                                     21.37

TFL 6      MF 29      009-870-172   DL 187, Rupert District                                     18.99

TFL 6      MF 29      009-870-164   DL 202, Rupert District, Exc Pl 23811                       80.28

TFL 6      MF 29      009-870-288   DL 305, Rupert District                                    159.04

TFL 6      MF 29      009-870-326   DL 315, Rupert District                                     42.97

TFL 6      MF 29      009-870-377   Lot 320,R/W,Rupert District                                 29.2

TFL 6      MF 29      009-867-058   DL 75, including Parcel A, Rupert District                  56.49

TFL 6      MF 29      009-869-891   Lot 95 Exc.Pl 15826                                         63.91

TFL 6      MF 29      004-968-786   Lot 1, Section 1, Rupert District                          171.52

TFL 6      MF 29      004-968-794   Lot 2, Section 1, Rupert District                          174.08

TFL 6      MF 29      009-863-761   Section 50,Schloss Is.                                      33.19

TFL 6      MF 29      009-863-796   Section 51 Rupert Dist.                                    157.87

TFL 6      MF 29      009-863-851   The Easterly 62.5 Chns.Sec 52                              200.76

TFL 6      MF 29      009-863-893   Section 52 Exc Easterly 62.5 Chns.                          56.31

TFL 6      MF 31      009-904-964   Section 10,North 1/2 Tp 2                                  128.01

TFL 6      MF 31      009-902-899   Section 10 Tp 3,Rupert Dist.                               254.93

TFL 6      MF 31      009-904-999   N1/2 Section 11, Tp 2, Rupert District                      41.61
                                    except part E of Plan  356 RW

TFL 6      MF 31      009-902-911   Section 11,Tp 3,Rupert Dist.                               258.26

TFL 6      MF 31      009-903-917   Section 11,Tp 4,Rupert Dist.                               242.45

TFL 6      MF 31      009-902-937   Section 12,Tp 3,Rupert Dist.                               253.58

TFL 6      MF 31      009-903-941   Section 12,Tp 4,Rupert Dist.                               249.86

TFL 6      MF 31      009-905-006   Section 13,North 1/2 Tp 3                                  134.52

TFL 6      MF 31      009-905-014   Section 13,South 1/2 Tp 3, Rupert District                 134.73

TFL 6      MF 31      009-903-445   Section 14, Tp 2, Rupert District, except SE of RW         139.29

TFL 6      MF 31      009-903-305   Section 15, on Pl 707 R                                      0.57

TFL 6      MF 31      009-903-569   Section 15, Tp 2, Rupert District, Exc Pt in Pl 707 R      237.38

TFL 6      MF 31      005-946-620   Section 16,North 1/2 Tp2                                   129.97

TFL 6      MF 31      009-904-972   Section 16,South 1/2 Tp 2, Rupert Dist.                    130.47

TFL 6      MF 31      006-133-037   Section 16,Tp 3 Exc Pl 38039, Rupert Dist                  197.24

TFL 6      MF 31      009-914-935   Section 19, SE 1/4, Tp 2, Rupert District                   50.59

TFL 6      MF 31      009-915-125   Section 19, South part of NE 1/4, Tp 2, Rupert District     25.22

TFL 6      MF 31      009-902-988   Section 1,Tp 3,Rupert Dist.                                249.64

TFL 6      MF 31      009-903-976   Section 1,Tp 4,Rupert District                             263.08

TFL 6      MF 31      000-859-842   Section 21 Tp 2, Rupert Dist.                              263.24

TFL 6      MF 31      009-904-549   Section 23,N1/2 Tp 4,Rupert D.                             131.48

LOCATION    TENURE        PID                             DESCRIPTION                            HA
--------    ------        ---                             -----------                            --
TFL 6      MF 31      009-903-887   Section 26,Tp 4,Rupert Dist.                               275.43

TFL 6      MF 31      009-902-953   Section 28 Tp 2,Rupert Dist.                                42.97

TFL 6      MF 31      009-902-783   Section 28,Tp 3,Rupert Dist.                               259.53

TFL 6      MF 31      009-903-003   Section 2,Tp 3,Ruper Dist.                                 268.88

TFL 6      MF 31      009-903-992   Section 2,Tp 4,Rupert Dist.                                246.91

TFL 6      MF 31      009-903-771   Section 31,Tp 13,Rupert Dist.                              255.49

TFL 6      MF 31      009-903-798   Section 32,Tp 13,Rupert Dist.                              254.41

TFL 6      MF 31      009-903-801   Section 33,Tp 13,Rupert Dist.                              266.02

TFL 6      MF 31      009-903-836   Section 33,Tp 4,Rupert Dist.                               258.12

TFL 6      MF 31      009-903-721   Section 34,Tp 13,Rupert Dist.                              263.23

TFL 6      MF 31      009-903-852   Section 34,Tp 4,Rupert Dist.                                268.4

TFL 6      MF 31      009-904-042   Section 35,Exc SW 1/4 Tp 12                                188.06

TFL 6      MF 31      009-903-747   Section 35,Tp 13,Rupert Dist.                              266.29

TFL 6      MF 31      009-903-861   Section 35,Tp 4,Rupert Dist.                               266.49

TFL 6      MF 31      009-903-810   Section 36,Tp 12,Rupert Dist.                              262.72

TFL 6      MF 31      009-903-763   Section 36,Tp 13,Rupert Dist.                              245.64

TFL 6      MF 31      009-903-038   Section 3,Tp 3,Rupert Dist.                                263.41

TFL 6      MF 31      009-903-615   Section 4,Tp 2,Rupert District                             236.66

TFL 6      MF 31      009-902-805   Section 4,Tp 3,Rupert Dist.                                263.65

TFL 6      MF 31      009-903-631   Section 5,Tp 2,Rupert District                             244.64

TFL 6      MF 31      009-902-813   Section 5,Tp 3,Rupert Dist.                                252.75

TFL 6      MF 31      009-903-666   Section 6,Tp 2,Rupert District                              249.2

TFL 6      MF 31      009-902-830   Section 6,Tp 3,Rupert Dist.                                263.46

TFL 6      MF 31      009-903-054   Section 7,Tp 2,Rupert District                             246.35

TFL 6      MF 31      009-902-848   Section 7,Tp 3 Rupert Dist.                                   258

TFL 6      MF 31      009-903-071   Section 8,Tp 2,Rupert District                             249.99

TFL 6      MF 31      009-902-856   Section 8,Tp 3,Rupert Dist.                                238.75

TFL 6      MF 31      009-903-160   Section 9 Remainder, Tp 2, Rupert District                 188.66

TFL 6      MF 31      009-904-956   Section 9, N 1/2 of N 1/2, Tp 2, Rupert District            63.53

TFL 6      MF 31      009-902-872   Section 9,Tp 3,Rupert Dist.                                   253

TFL 6      MF 31      001-015-613   Lot 2 DL 22 & Section 9, Rupert Dist, Pl 38127               68.8

TFL 6      MF 31      009-863-699   Section 14, Tp 2,Rupert District, exc Plan VIP72557        258.87

TFL 25/1   TFL 25/1   009-574-212   PCL.B,SEC 9,RENFREW DIST.                                   14.24

TFL 25/1   TFL 25/1   004-572-734   L.1, SEC.9, PL.13455, Renfrew Dist                            1.8

TFL 25/1   MF 30      009-378-588   Block 1027,Malahat District                                 24.38

TFL 25/1   MF 30      009-378-022   Block 1035,Malahat District                                237.41

TFL 25/1   MF 30      009-378-006   Block 1069,Malahat District                                 39.81

TFL 25/1   MF 30      009-377-972   Block 1114,Malahat District                                 38.79

TFL 25/1   MF 30      009-377-948   Block 1119,Malahat District                                 52.68

TFL 25/1   MF 30      009-377-964   Block 1120,Malahat District                                 30.93

TFL 25/1   MF 30      009-381-856   Block 1130,Malahat District                                 74.85

TFL 25/1   MF 30      009-381-848   Block 1133,Malahat District                                 27.01

TFL 25/1   MF 30      009-377-905   Block 1143,Malahat District                                 69.27

TFL 25/1   MF 30      009-381-864   Block 1156,Malahat District                                  27.5

LOCATION    TENURE        PID                             DESCRIPTION                            HA
--------    ------        ---                             -----------                            --
TFL 25/1   MF 30      009-377-859   Block 1159,Malahat District                                 74.59

TFL 25/1   MF 30      009-377-794   Block 1172,Malahat District                                  6.25

TFL 25/1   MF 30      009-377-786   Block 1173,Malahat District                                 40.15

TFL 25/1   MF 30      009-377-689   Block 1184,Malahat District                                222.44

TFL 25/1   MF 30      009-369-007   Block 174,Malahat District                                 972.71

TFL 25/1   MF 30      009-368-787   Block 250,Exc Pl 1554R,Malahat                              81.23

TFL 25/1   MF 30      009-368-477   Block 609,Malahat District                                 294.28

TFL 25/1   MF 30      009-368-426   Block 679,Malahat District                                 136.81

TFL 25/1   MF 30      009-369-180   Block 69 Exc Pcl A,Malahat D                              1047.74

TFL 25/1   MF 30      009-368-400   Block 716,Malahat District                                 869.96

TFL 25/1   MF 30      009-379-363   Block 780,Malahat District                                 237.46

TFL 25/1   MF 30      009-379-274   Block 785,Malahat District                                  39.73

TFL 25/1   MF 30      009-379-215   Block 795,Malahat District                                  45.41

TFL 25/1   MF 30      009-374-442   Block 796,Malahat District                                  94.36

TFL 25/1   MF 30      009-374-400   Block 811,Malahat District                                 294.88

TFL 25/1   MF 30      009-374-337   Block 832,Malahat District                                 145.26

TFL 25/1   MF 30      009-374-299   Block 864,Malahat District                                 175.16

TFL 25/1   MF 30      009-374-256   Block 871,Malahat District                                   54.4

TFL 25/1   MF 30      009-374-248   Block 891,Malahat District                                 171.43

TFL 25/1   MF 30      009-374-205   Block 906,Malahat District                                  20.08

TFL 25/1   MF 30      009-379-169   Block 908,Malahat District                                   48.7

TFL 25/1   MF 30      009-379-134   Block 909, Malahat District                                102.32

TFL 25/1   MF 30      009-378-987   Block 962,Malahat District                                  75.16

TFL 25/1   MF 30      009-378-952   Block 977,Malahat District                                 204.45

TFL 25/1   MF 30      009-378-944   Block 980, Malahat District                                217.48

TFL 25/1   MF 30      009-378-723   Block 983,Malahat District                                   9.99

TFL 25/1   MF 30      009-378-693   Block 984,Malahat District                                  36.67

TFL 25/1   MF 30      009-378-626   Block 994,Malahat District                                  29.17

TFL 25/1   MF 30      009-592-270   Block B, DL 102, Renfrew District                           48.05

TFL 25/1   MF 30      009-346-295   District Lot 123, Westerly part, Malahat District,           6.26
                                    except parts in plans 20837 & 20838

TFL 25/1   MF 30      009-346-309   DL 123, Malahat District, Plan 1554R                        77.64

TFL 25/1   MF 30      009-346-279   District Lot 124A,Malahat Dist                              41.43

TFL 25/1   MF 30      009-346-261   District Lot 124B,Malahat Dist                             313.63

TFL 25/1   MF 30      009-346-252   District Lot 124C,Malahat Dist                               92.2

TFL 25/1   MF 30      009-346-236   Lot 125,Pt N of Pl 1555R,Malah                              71.82

TFL 25/1   MF 30      009-346-210   District Lot 126,Malahat Dist                              143.26

TFL 25/1   MF 30      009-593-179   District Lot 160, Renfrew Dist                               12.5

TFL 25/1   MF 30      023-414-308   DL 175, Renfrew Land Dist.                                  62.85

TFL 25/1   MF 30      009-593-322   District Lot 176,Renfrew Dist.                              31.93

TFL 25/1   MF 30      023-414-391   DL 177, Renfrew Land Dist.                                  31.84

TFL 25/1   MF 30      003-522-075   Lot 2,Block 1298,Plan 20838                                  5.32

TFL 25/1   MF 30      003-521-915   Lot 2,Blk 1299 & L122 Pl 20837                             169.16

TFL 25/1   MF 30      003-216-977   Lot 2, DL 39, Pl 23012, Malahat Dist                         4.35

LOCATION   TENURE       PID                            DESCRIPTION                         HA
--------   ------       ---                            -----------                         --
TFL 25/1   MF 30    000-491-098   Westerly 30 Chains of DL 26, Malahat District           43.47

TFL 25/1   MF 30    009-355-812   District Lot 26,Exc W 30 Chns                           86.01

TFL 25/1   MF 30    000-491-110   District Lot 27, Malahat District                       66.06

TFL 25/1   MF 30    000-491-250   District Lot 28, Malahat District                       64.77

TFL 25/1   MF 30    000-491-128   District Lot 29, Malahat District                        66.4

TFL 25/1   MF 30    000-643-203   Sec 3 Exc Pcl C (DD 170967-I)                          254.46

TFL 25/1   MF 30    000-491-136   District Lot 30, Malahat District                       63.09

TFL 25/1   MF 30    009-593-659   District Lot 529,Renfrew Dist.                          24.83

TFL 25/1   MF 30    009-593-691   District Lot 530,Renfrew Dist.                          65.55

TFL 25/1   MF 30    009-593-713   District Lot 531,Renfrew Dist                           55.79

TFL 25/1   MF 30    009-593-730   District Lot 564, Rem, Renfrew Dist                      79.3

TFL 25/1   MF 30    009-593-781   District Lot 565, Rem, Renfrew Dist                     66.79

TFL 25/1   MF 30    009-593-811   District Lot 566, Rem, Renfrew Dist                     17.74

TFL 25/1   MF 30    009-593-837   District Lot 567, Rem, Renfrew Dist                     22.06

TFL 25/1   MF 30    009-593-896   District Lot 568, Rem, Renfrew Dist                     25.33

TFL 25/1   MF 30    009-593-926   District Lot 569, Rem, Renfrew Dist                     20.48

TFL 25/1   MF 30    009-593-942   District Lot 570, Rem, Renfrew Dist                     16.53

TFL 25/1   MF 30    009-593-951   District Lot 571,Renfrew Dist                           65.35

TFL 25/1   MF 30    009-593-969   District Lot 571A,Renfrew Dist                         134.18

TFL 25/1   MF 30    009-593-977   District Lot 572,Renfrew Dist                           75.28

TFL 25/1   MF 30    009-593-993   District Lot 572A,Renfrew Dist                         145.02

TFL 25/1   MF 30    009-594-019   District Lot 573,Renfrew Dist                           75.34

TFL 25/1   MF 30    009-594-043   District Lot 573A,Renfrew Dist                            116

TFL 25/1   MF 30    009-593-675   District Lot 574,Renfrew Dist                           65.02

TFL 25/1   MF 30    009-594-086   District Lot 574A,Renfrew Dist                         128.41

TFL 25/1   MF 30    008-694-885   Lot 71, Renfrew District                                89.75

TFL 25/1   MF 30    008-694-915   District Lot 72, Renfrew Dist.                          64.62

TFL 25/1   MF 30    009-594-094   Lot 720,Exc Pt S of Pl 868RW                            73.22

TFL 25/1   MF 30    009-594-108   District Lot 722, Renfrew Dist                         132.87

TFL 25/1   MF 30    009-594-116   District Lot 724,Renfrew Dist                           48.28

TFL 25/1   MF 30    009-594-124   District Lot 725,Renfrew Dist                           48.21

TFL 25/1   MF 30    008-694-931   District Lot 73,Renfrew Dist.                           36.52

TFL 25/1   MF 30    009-590-412   Lot 74 Exc Pt S of Pl 109RW                              71.2

TFL 25/1   MF 30    009-594-159   District Lot 745,Pcl A                                  25.88

TFL 25/1   MF 30    009-594-183   Parcel B, District Lot 745, Renfrew District            17.59

TFL 25/1   MF 30    009-594-213   DL 802, Renfrew District                                20.24

TFL 25/1   MF 30    009-594-264   DL 803, Renfrew District                                 52.2

TFL 25/1   MF 30    009-594-248   DL 804, Renfrew District                                 8.56

TFL 25/1   MF 30    009-591-788   DL 87, Part, NW of R/W. Renfrew District                48.56

TFL 25/1   MF 30    023-414-430   DL 920, Renfrew Land Dist.(UPPER JORD).                 36.03

TFL 25/1   MF 30    023-414-448   DL 921, Renfrew District                               512.13

TFL 25/1   MF 30    008-694-958   Dist Lot,93 Exc Pl 23812                               117.73

TFL 25/1   MF 30    003-521-974   Lot 3,Blk 1299 Pl 20837                                252.45

TFL 25/1   MF 30    009-573-071   Part of Section 2, Plan 133R Except Plan 23879          18.23

LOCATION   TENURE       PID                            DESCRIPTION                         HA
--------   ------       ---                            -----------                         --
TFL 25/1   MF 30    009-572-961   Parcel A,Section 2, Renfrew D., exc. Pcl 1,              1.68
                                  plans 4194,11471 & 843R

TFL 25/1   MF 30    009-503-455   Section 22, Rem., Otter District                        45.58

TFL 25/1   MF 30    009-573-208   Pt Sec 2&4 Pl 427-R                                      1.79

TFL 25/1   MF 30    009-496-939   Parcel A, Section 3, Otter District, Rem                45.98

TFL 25/1   MF 30    009-497-731   Section 38,Pl DD18138,Otter D                           61.99

TFL 25/1   MF 30    009-501-622   Section 39,Exc Plan 121 R/W                             28.32

TFL 25/1   MF 30    009-573-437   PCL.C,SEC.3&9,RENFREW DIST.                              6.78

TFL 25/1   MF 30    009-497-757   Section 41,Pl DD551121 Otter d                          76.97

TFL 25/1   MF 30    009-497-790   Section 42,Exc Pl 121R/W,Otter                          61.03

TFL 25/1   MF 30    009-589-783   Sec 53 Exc Pcl A,Renfrew Dist.                          65.48

TFL 25/1   MF 30    007-472-668   Lot 1, Section 74, Otter District, Plan 1419            7.807

TFL 25/1   MF 30    004-151-003   Pt Sec 20,PL.1419,Sec.74,Otter                          18.34

TFL 25/1   MF 30    007-474-512   Lot 21, Section 74, Otter District, Plan 1419,          13.76
                                  exc pt in Pl 25239

TFL 25/1   MF 30    002-974-941   Lot 1, Section 75, Renfrew District, Plan 24134         25.94

TFL 25/1   MF 30    024-486-914   Strata Lot 13, Section 76 & DL 745, Renfrew District    64.35

TFL 25/1   MF 30    009-590-552   Sec 80 Exc 5 Ac in NE Corner                             60.2

TFL 25/1   MF 30    009-591-613   Sec 83 Exc L 868 and RW                                 60.56

TFL 25/1   MF 30    023-414-456   Sec.84, Renfrew Land District                           54.68

TFL 25/1   MF 30    009-591-648   Section 85, Renfrew Dist.                               65.42

TFL 25/1   MF 30    000-643-220   Sec 9 Rem (Exc Pcl A,B,C, etc)                          46.18

TFL 25/1   MF 30    009-592-288   Block A, DL 91, Renfrew District                        14.95

TFL 19     TFL 19   009-803-483   DL 62, Nootka District, Head Bay                        15.67

TFL 19     TFL 19   009-802-878   Section 3, Nootka District                             140.97

TFL 19     MF 20    009-806-822   DL 174, Nootka District                                440.57

TFL 19     MF 20    001-949-560   DL 175,  Nootka District, excepts                      825.62

TFL 19     MF 20    009-807-161   DL 234, Nootka District                                 34.47

TFL 19     MF 20    009-807-195   DL 235, Nootka District                                 64.51

TFL 19     MF 20    009-807-691   DL 441, Nootka District                                 65.39

TFL 19     MF 20    009-803-378   DL 59, Nootka District                                 202.53

TFL 19     MF 20    007-704-071   DL 596, Nootka District                                 13.57

TFL 19     MF 20    009-803-408   DL 59A, Nootka District                                 49.93

TFL 19     MF 20    009-802-851   Section 2, Nootka District                             153.11

TFL 25/2   MF 30    009-908-374   DL 347, R1, Coast District                              13.31

TFL 25/5   MF 30    015-493-083   DL 10, R4, Coast District                               23.08

TFL 25/5   MF 30    015-493-121   DL 171, R4, Coast District                               9.28

TFL 25/5   MF 30    015-493-105   DL 64, R4, Coast District                              153.85

TFL 25/1   MF 30    007-472-684   Lot 2, Section 74, Otter District, Plan 1419             5.88

TFL 25/1   MF 30    007-472-692   Lot 3, Section 74, Otter District, Plan 1419            4.452

TFL 25/1   MF 30    007-472-706   Lot 4, Section 74, Otter District, Plan 1419            4.646

TFL 25/1   MF 30    007-472-722   Lot 5, Section 74, Otter District, Plan 1419            4.496

TFL 25/1   MF 30    007-472-765   Lot 6, Section 74, Otter District, Plan 1419            4.431

TFL 25/1   MF 30    007-472-781   Lot 7, Section 74, Otter District, Plan 1419            4.367

TFL 25/1   MF 30    007-472-790   Lot 8, Section 74, Otter District, Plan 1419            4.302

LOCATION   TENURE       PID                            DESCRIPTION                         HA
--------   ------       ---                            -----------                         --
TFL 25/1   MF 30    007-472-811   Lot 9, Section 74, Otter District, Plan 1419            4.237

TFL 25/1   MF 30    007-472-838   Lot 10, Section 74, Otter District, Plan 1419           14.46

TFL 25/1   MF 30    007-473-125   Lot 11, Section 74, Otter District, Plan 1419           5.099

TFL 25/1   MF 30    007-473-141   Lot 12, Section 74, Otter District, Plan 1419           4.577

TFL 25/1   MF 30    007-473-150   Lot 13, Section 74, Otter District, Plan 1419           3.444

TFL 25/1   MF 30    007-473-168   Lot 14, Section 74, Otter District, Plan 1419           3.626

TFL 25/1   MF 30    007-473-176   Lot 15, Section 74, Otter District, Plan 1419           3.982

TFL 25/1   MF 30    007-474-415   Lot 16, Section 74, Otter District, Plan 1419           4.015

TFL 25/1   MF 30    007-474-440   Lot 17, Section 74, Otter District, Plan 1419           3.934

TFL 25/1   MF 30    007-474-466   Lot 18, Section 74, Otter District, Plan 1419           4.634

TFL 25/1   MF 30    007-474-482   Lot 19, Section 74, Otter District, Plan 1419           5.261

The following private lands located within TFL 37 (PID # given):

008-27-985    008-227-837   008-227-535
008-228-680   008-227-519   008-227-322
008-227-560   008-227-578   008-227-586
008-227-616   008-227-624   001-775-146
008-229-856   008-229-911   008-228-132
006-457-835   006-457-851   008-229-961
008-229-970   000-656-038   008-227-799
008-227-420   008-227-438   008-227-349
008-227-373   008-227-381   008-227-390
008-227-446   008-227-454   008-227-462
008-227-497   008-228-884   008-228-922
008-229-023   008-229-040   008-229-066
008-229-139   008-228-558   008-227-501
008-228-027   008-228-051   001-775-014
008-227-551   008-227-608   008-227-594
008-229-805   008-229-813   008-229-929
000-239-518   008-227-691   008-229-996
008-227-331   008-227-357   008-227-365
008-227-403   008-227-411   008-227-471
008-228-990   008-229-082   008-229-091
008-228-965   006-457-819   008-227-489

PART 3 - TIMBER TENURES

1. The following agreements between Her Majesty the Queen in Right of the Province of British Columbia and Western and, to avoid duplication, including all Timber Licences held by Western within the boundaries of a TFL but excluding any Western Timberlands identified in Part 2 above

(a)  TREE FARM LICENCES
     TFL 37
     TFL 6
     TFL 19
     TFL 25 (comprised of Blocks 1, 2, 5)

(b)  FOREST LICENCES
     FL A16845
     FL A16847
     FL A19231

(c)  TIMBER LICENCES (Unregulated - Outside TFLs)
     T0765   Woodfibre
     T0295   Stewardson
     T0349   Ehatisaht
     T0362   Kendrick
     T0376   Blowhole
     T0381   Bligh Island
     T0801   Port Eliza
     T0830   Pemberton
     T0835   Port Eliza
     T0844   Gold Lake
     T0892   Nootka Island

                                   SCHEDULE B

                              CALCULATION OF VOLUME

Barges

Barges will be physically scaled to determine loose volume occupied by the given load. Scale procedures will be based on the industry standard methods. Whenever possible an independent contractor will be used to perform the scale. It is expected that for some locations properly trained mill employees will be used to perform the scaling function. If a question arises over the method of determining physical volume, an independent Person will be used to train scalers as to proper methods of measurement and calculation. Unless no longer in existence, "Intest" will be used for such purpose.

Trucks

Truck weights will be converted to volumetric units based on the bone dry weight and the following conversion factors. All trucks will be weighed, an oven dry test will be performed on every load and the following factors will be used to convert bone dry weight to volumetric units.

Method of Calculating Volumetric Units:

Multiply the net weight of each load of Chips by the bone dry percentage (as per the moisture test).

Then divide the result by:

     907 kg of bone dry fibre - in the case of Fir/Pine Chips

     839 kg of bone dry fibre - in the case of Hemlock/Balsam/Spruce Chips

     680 kg of bone dry fibre - in the case of Western Red Cedar Chips

     821 kg of bone dry fibre - in the case of Yellow Cedar or Cypress Chips example: one volumetric unit of Hemlock/ Balsam/ Spruce Chips equals 839 kg of oven dry fibre

The parties agree that the preferred method of calculating volume is the "oven dry" weight method described above and accordingly, the parties intend, when practical, to use the oven dry weight method.

                                   SCHEDULE C

                               CHIP SPECIFICATIONS

All Chips delivered to the Buyer under this Agreement will meet the following specifications:

A.   QUALITY

     Chips will be produced from sound, bright, bark-free wastewood such as logs, log-trim, sawmill wastewood or green veneer.

     Chips will be clean, screened, of approximately uniform length and thickness, clean-cut, and free from objectionable material of any kind that may adversely affect either the pulp quality or the pulping process and equipment, including, rocks, sand, silt, coal, coal dust, hog fuel, rot or bark in excess of the amount permitted, plastic or related materials, creosote or other treated wood, burned material, soot, char, dried veneer or glue, or tramp metal, any toxic or hazardous chemical including polychlorobiphenylsl (PCB's), pentachlorophenols (PCP's) or any material linked to the formation of any dioxin or furan compound, or any material that is likely to pose a health or safety risk.

B.   SIZE

     Chips will be cut to a nominal length of 12.7 mm to 31.75 mm, in order to meet the following standards:

          not more than 5% true oversize consisting of Chips exceeding 45 mm in length or an unfractured thickness of 10 mm in thickness or both ("true overs");

          a minimum of 87% of Chips retained on a 7 mm round hole screen (not including true overs);

          a maximum of 7% Chips, pin chips, fines and sawdust passing through a 7 mm round hole screen and retained on a 3 mm round hole screen;

          a maximum of 0.5% Chips, pin chips, fines and sawdust passing through a 3 mm round hole screen;

          a maximum of 0.5% bark; and

          a maximum of 0.5% rot.

     Samples taken from any one load of Chips are to meet the foregoing standards.

C.   SPECIES

     Hemlock/Balsam/Spruce
     Fir/Pine
     Western Red Cedar
     Yellow Cedar/Cypress

D.   BUYER'S TESTING AND SAMPLING PROCEDURES

The procedures and classifications employed to test and sample wood chips are as follows:

1. Foreign materials will be determined by a visual inspection of the entire truck or barge or by sample, at the option of the Buyer.

2. Bark and rot percentages will be determined by representative sample testing of each delivered by barge or truck.

3. Moisture content will be determined by sample testing at reasonable intervals in accordance with pulp industry standard testing procedures.

4. Classification of Chips (size and thickness) will be carried out using a representative samples from each truck or barge and the classification equipment used will conform with industry accepted standards.

5. Species group and species contamination will be determined by visual inspection of a sample from each truck or barge.

                                   SCHEDULE D

                             PULP LOG SPECIFICATIONS

All Pulp Logs will meet the following specifications:

A.   Species Mix

1.   No hardwoods

2. Other species may be bundled in accordance with generally accepted industry practice at the time which, at the date hereof, means Hemlock, Balsam and Spruce to be combined and for Fir, Yellow Cedar and Western Red Cedar to be bundled separately.

B.   Size

     maximum length         16.5 metres
     minimum diameter top   10 cm
     minimum length         3.0 metres

C.   Quality

1.   No burned wood

2.   No foreign material including rocks, plastic or metal will be allowed

3. All limbs, crook, horns, schoolmarms, burls and radical sweep will be bucked for proper form and handling

D.   Change in Industry or Government Standards

Minimum Pulp Log Specifications may change from time to time as the industry or government regulations change. In these cases the Pulp Log Specifications will be adjusted to reflect these changes.

                                   SCHEDULE E

                       CALCULATION OF HOWE SOUND MILL NET

                                   SCHEDULE F

                             HOG FUEL SPECIFICATIONS

A.   Quality

     Free of foreign materials including metal, chemicals, stones and rock except those chemicals approved for use as antisapstain treatment.

B.   Size

     Maximum particle size:

     25 cm X 25 cm X 200 cm

C.   Buyer's Testing and Sampling Procedures

     Foreign materials will be determined by visual inspection of the entire shipment.

                               SCHEDULE 1.1(oooo)

                                   TIMBERLANDS

TFL 37 Crown Grants, as attached.

Schedule A Properties - H-2836

   P.I.D.      File No.   Size (acres)
-----------   ---------   ------------
008-227-985   H-2386-1        160.00
008-227-837   H-2836-2        160.00
008-227-535   H-2836-3        108.85
008-228-027   H-2836-4         28.00
008-228-051   H-2836-5        40.000
008-228-680   H-2836-6         7.450
008-227-519   H-2386-7      5008.000
008-227-322   H-2836-8        160.13
001-775-014   H-2836-9         76.72
008-227-551   H-2836-10        66.80
008-227-560   H-2836-11        83.20
008-227-578   H-2836-12       368.00
008-227-586   H-2386-13        64.00
008-227-608   H-2836-14      345.054
008-227-594   H-2836-15         4.46
008-227-616   H-2836-16        27.40
008-227-624   H-2836-17        13.21
001-775-146   H-2836-18        11.60
008-229-805   H-2386-19        11.00
008-229-813   H-2836-20       126.04
008-229-856   H-2836-21            *
008-229-911   H-2836-22            *
008-228-132   H-2836-23            *
008-229-929   H-2836-24            *
006-457-819   H-2386-25        28.18
006-457-835   H-2836-26        13.71
006-457-851   H-2836-27         7.02
008-229-961   H-2836-28        40.00
000-239-518   H-2836-29       530.74
008-227-691   H-2836-30         7.90
008-229-970   H-2386-31        75.40
000-656-038   H-2836-32         3.60
008-227-799   H-2836-33       160.00
008-229-996   H-2836-34       158.94
008-227-331   H-2836-35       199.98
008-227-420   H-2836-36            *
008-227-438   H-2836-37            *
008-227-349   H-2836-38       361.00
008-227-357   H-2836-39       320.00
008-227-365   H-2836-40       320.00
008-227-373   H-2836-41       298.00
008-227-381   H-2836-42       160.00
008-227-390   H-2836-43       271.00
008-227-403   H-2836-44       460.00
008-227-411   H-2836-45       290.00
008-227-446   H-2836-46       304.09
008-227-454   H-2836-47       360.22
008-227-462   H-2836-48       333.00
008-227-471   H-2836-49       546.00
008-227-489   H-2836-50       478.00
008-227-497   H-2836-51       386.00
008-228-884   H-2836-52       512.00
008-228-922   H-2836-53       381.00
008-228-965   H-2836-54       223.00
008-228-990   H-2836-55       240.00
008-229-023   H-2836-56       320.00
008-229-040   H-2836-57       400.00
008-229-066   H-2836-58       424.00
008-229-082   H-2836-59       316.00
008-229-091   H-2836-60       385.00
008-229-139   H-2836-61       346.00
008-228-558   H-2836-62            *
008-227-501                        *

*    Lot sizes not available at this time

                               SCHEDULE 1.1(SSSS)

                         TRANSITIONAL SERVICES AGREEMENT

See attached.

                          TRANSITION SERVICES AGREEMENT

               THIS AGREEMENT made the _____ day of ___________, 2006,

BETWEEN:

               CANADIAN FOREST PRODUCTS LTD., a British Columbia company having an office at 100-1700 West 75 Avenue, Vancouver, British Columbia, V6P 6G2

               ("CFP")

AND:

               WESTERN FOREST PRODUCTS INC., a corporation incorporated under the laws of Canada, having an office at 3rd floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9

               ("WFP")

WHEREAS:

A. Pursuant to the terms and provisions of an asset purchase agreement (the "ASSET PURCHASE AGREEMENT") dated for reference the 15th day of December, 2005 between CFP, WFP and Coastal Fibre Limited Partnership ("COASTAL"), Coastal agreed to sell to WFP, and WFP agreed to purchase from Coastal, the Assets, as that term is defined in the Asset Purchase Agreement; and

B. Pursuant to sections 6.1 and 6.2 of the Asset Purchase Agreement, the obligations of WFP and Coastal to complete the purchase of the Assets pursuant to the Asset Purchase Agreement is conditional on the execution and delivery by CFP and WFP at the Closing of this Agreement relating to the provision of various transition services in order to effect an orderly transition of the operations of the Division from CFP and Coastal to WFP;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties to this Agreement, the parties mutually covenant and agree as follows:

1.   INTERPRETATION

1.1 DEFINITIONS - All capitalized words and phrases not otherwise defined in this Agreement shall have the meanings set forth in the Asset Purchase Agreement.

1.2 HEADINGS - The insertion of headings in this Agreement is for convenience of reference only and such headings in no way define, limit or enlarge the scope or meaning of this Agreement or any of its provisions.

1.3 GENDER AND NUMBER - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4 SEVERABILITY - The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision. It is the intention of the parties that this Agreement would have been executed without any reference to any provision that may, for any reason, be held to be invalid or unenforceable.

1.5 CURRENCY - All amounts referred to in this Agreement are stated in Canadian currency unless otherwise indicated.

1.6 ACCOUNTING PRINCIPLES - In the absence of a specific provision in this Agreement providing otherwise, financial or accounting determinations and calculations shall be made in accordance with GAAP applied in Canada on a consistent basis.

1.7 GOVERNING LAW - This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia.

1.8 BUSINESS DAY - If any action to be taken under this Agreement falls on a day that is not a Business Day, then the action shall be taken on the next succeeding Business Day.

2.   TRANSITION SERVICES

2.1 TRANSITION SERVICES - CFP and WFP agree to provide to the other the transition services as set out in the schedule to this Agreement (all of which are collectively referred to as the "TRANSITION SERVICES", and individually a "TRANSITION SERVICE") for the duration set out in the schedule to this Agreement for the applicable Transition Service.

2.2 PERFORMANCE STANDARDS - CFP and WFP shall use commercially reasonable efforts to provide the Transition Services using the same standard of care as CFP used in or for the Division prior to the Closing Date.

2.3 INVOICING AND PAYMENT - CFP and WFP shall invoice each other for the Transition Services provided pursuant to this Agreement, and those invoices shall be payable, all as provided in the schedule to this Agreement. If there is a dispute between CFP and WFP regarding the amount payable for any of the Transition Services, CFP and WFP shall work expeditiously and in good faith in an attempt to resolve the outstanding issues within a further period of ten (10) Business Days after the date of notification by CFP or WFP of its objections, and failing resolution the matter shall be submitted for determination to an independent national firm of chartered accountants mutually agreed to by CFP and WFP (and, failing such agreement between CFP and WFP within a further period of five Business Days, such independent national firm of chartered accountants shall be _____, or if such firm is unable to act, ______). The firm of chartered accountants shall be deemed to be acting as experts and not as arbitrators. The determination of the national firm of chartered accountants shall be final and binding upon CFP and WFP and shall not be subject to appeal, absent manifest error. The costs and expenses of such firm of chartered accountants shall be borne equally by CFP and WFP. CFP and WFP shall each bear their own costs in presenting their respective cases to the national firm of chartered accountants.

2.4 MAXIMUM LIABILITY FOR BREACH - The maximum liability of each of CFP and WFP to the other, and the sole remedy of each of CFP and WFP, for breach by the other of this Agreement with respect to Transition Services, is a refund of the price paid for the particular Transition Service or, at the option of the party seeking to enforce its remedy against the other party, a redelivery (or delivery) of the

Transition Service, unless the breach arises out of the gross negligence or wilful misconduct of performance of the party against whom the remedy is sought to be enforced.

2.5 INDEMNIFICATION - Subject to the rights of indemnification of WFP and CFP as set out in the schedule to this Agreement, each of CFP and WFP agrees to indemnify and hold the other (the "SERVICE PROVIDER") harmless from and against all Damages incurred or suffered by the Service Provider that arise out of or result from a Third Party Claim regarding the provision by the Service Provider of any of the Transition Services or the performance by the Service Provider of any of the Transition Services, unless the Third Party Claim arises out of the gross negligence or wilful misconduct of the Service Provider in connection with the performance of the Transition Service that is the subject of that claim.

2.6 BOOKS OF ACCOUNT AND INFORMATION - Each of the parties shall maintain at its head office appropriate books of account and records with respect to all transactions entered into in the performance of the terms and provisions of this Agreement. Each party shall provide to the other whatever additional reports and information relating to the Transition Services provided under this Agreement that it may reasonably request.

3.   GENERAL PROVISIONS

3.1 FURTHER ASSURANCES - The parties agree that they shall execute and deliver further documents and instruments, and do all other acts and things, that may be necessary or desirable in order to give full effect to this Agreement.

3.2 TIME OF ESSENCE - Time shall be of the essence of this Agreement and no extension or variation of this Agreement shall operate as a waiver of this provision.

3.3 FORCE MAJEURE - Neither CFP nor WFP shall be responsible for any failure or delay in the performance or delivery of any of the Transition Services or otherwise performing its obligations under this Agreement if caused by an event or effect beyond its reasonable control including, without limiting the generality of the foregoing, relating to or resulting from weather conditions, fire, strike, lock-out or other labour disruptions, sabotage, shipwreck, riot, acts of terrorism, war, flood, earthquake, extraordinary breakdown, explosion, changes in or the enactment of laws or regulations, court order, act or lawful direction of any governmental body or agency, act of God, blockade, civil commotion or disobedience (whether lawful or unlawful) adversely affecting its business or operations but excluding the lack of available funding for that business or those operations.

3.4 BINDING EFFECT - This Agreement shall enure to the benefit of and shall be binding upon the parties and the successors or permitted assigns of each party.

3.5 ASSIGNMENT - No party may assign this Agreement without the prior written consent of the other party, which consent will not be unreasonably withheld.

3.6 NO WAIVER - A waiver by any party of any of its rights under this Agreement or the performance by any party of any obligation under this Agreement shall be without prejudice to all or any of the other rights of the party so waiving and shall not constitute a waiver of any such other right or, in any other instance, of the right so waived, or a waiver of the performance by the other party of any other obligations hereunder of the performance, in any other instance, of the obligations so waived.

3.7 ENTIRE AGREEMENT - This Agreement constitutes the entire agreement between the parties with respect to the provision by CFP of Transition Services to WFP and the provision by WFP of

Transition Services to CFP, and cancels and supersedes any prior understandings and agreements between the parties in respect thereof.

3.8 AMENDMENT - No supplement, modification, waiver, qualification or termination of this Agreement shall be binding unless executed in writing by each of the parties.

3.9 NOTICES - Any notice, approval, consent or other communication to be given under or in connection with this Agreement shall be in writing and shall be sufficiently given or made if delivered or sent by facsimile addressed as follows:

     To CFP:

               Canadian Forest Products Ltd.
               100 - 1700 West 75th Avenue
               Vancouver, British Columbia  V6P 6G2
               Attention: David M. Calabrigo
               Facsimile No.: (604) 661-5435

     To WFP:

               Western Forest Products Inc.
               3rd Floor, 435 Trunk Road
               Duncan, British Columbia V9L 2P9

               Attention: Duncan Kerr, Chief Operating Officer
               Facsimile No.: (250) 748-6045

or to any other address or facsimile or to the attention of other person as a party may from time to time advise to the other by notice in writing. If delivered, the date of receipt of any notice, approval, consent or other communication shall be deemed to be the date of delivery. If sent by facsimile, the date of receipt of any notice, approval, consent or other communication shall be deemed to be the next Business Day after the date of transmittal.

3.10 COUNTERPARTS - This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first set out above.

CANADIAN FOREST PRODUCTS LTD.           WESTERN FOREST PRODUCTS INC.


By:                                     By:
    ---------------------------------       ------------------------------------
    Authorized Signatory                    Authorized Signatory

                  SCHEDULE TO THE TRANSITION SERVICES AGREEMENT

A. REFORESTATION AND ROAD DEACTIVATION

B. LOGS IN BOOMS OR IN TRANSIT

C. INFORMATION SYSTEMS

WFP acknowledges that, through the provision of certain Transition Services outlined below, it may have access to certain CFP information that does not relate to the operation of the Division or the performance by it of Transitional Services for CFP as contemplated herein (collectively, the "CFP CONFIDENTIAL INFORMATION"). WFP covenants and agrees that it shall not, and shall advise it employees, contractors or representatives not to, review, use, copy or disclose any such CFP Confidential Information, if accessed, and shall: (a) advise its employees, contractors or representatives to refrain from accessing such CFP Confidential Information; and (b) if accessed, to treat such CFP Confidential Information as confidential and proprietary to CFP and protect the confidentiality of the CFP Confidential Information with the same level of care as WFP would give to its own confidential information, including with respect to compliance with all applicable laws. WFP shall indemnify and save harmless from and against all Damages suffered or incurred by CFP arising or resulting from a breach of WFP's confidentiality obligations hereunder.

(I) PAYROLL - VIP, ROSS, STRAIGHT TIME

(II) GENERAL LEDGER AND PAYABLES - ORACLE

(III) MAINTENANCE, INVENTORY AND PURCHASING - SYNERGEN

(IV) SALES SYSTEM - LOGITEC

(V) EMAIL FORWARDING - OUTLOOK

(II) NETWORK MAINTENANCE

                                  SCHEDULE 2.4

                          ALLOCATION OF PURCHASE PRICE

        ITEM/CATEGORY          PURCHASE PRICE ALLOCATION
        -------------          -------------------------
Inventory - Parts & Supplies               73,969
Inventory - Boom Gear                     124,471
Deferred Charge                                --
Land                                   16,924,300
Building                                  294,065
Equipment                                  41,457
Mobile                                  1,316,153
Road and Bridge                         6,613,085
Timber                                         --
TFL 37                                 19,612,500
                                       ----------
Total                                  45,000,000
                                       ----------

                                  SCHEDULE 2.5

                         INVENTORY STATEMENT PROCEDURES

The procedures for the documentation of the inventory of Felled and Bucked Logs as of the Effective Time pursuant to section 2.5 will be as follows:

     1. Separate estimates of volume will be prepared for Cold Deck Logs and all other Felled and Bucked Logs for each cut block and categorized by age classes 0 to 6 months, 6 to 12 months and >12 months;

     2. Estimates will include 1:5000 scale maps for each applicable cut block that depict the estimated area of Cold Deck Logs and all other Felled and Bucked Logs separately on each map;

     3. Volumes of Felled and Bucked Logs (other than Cold Deck Logs) will be estimated using average manday productivity at the start of each new setting (up to 25% of block) and thereafter by use of maps to determine the area felled and the applicable volume as harvesting of the block has progressed, using cruise volumes adjusted by specific knowledge of the estimator;

     4. Volumes of Cold Deck Logs will be estimated using average daily yarding production (for the applicable system) at the start of each new setting (up to 25% of block) and thereafter by use of maps to determine the area yarded as the harvesting of the block has progressed, using cruise volumes adjusted by specific knowledge of the estimator;

     5.   All estimates are adjusted to subtract any volume loaded;

     6. Age of Felled and Bucked Logs will be determined by the recorded estimate of faller production for the previous months from the start of falling in each cut block;

                                 SCHEDULE 3.1(D)

                        VENDOR AND CANFOR AUTHORIZATIONS

1. The Required Approvals on Schedule 1.1(aaaa).

                                 SCHEDULE 3.2(A)

                           ANNUAL FINANCIAL STATEMENTS

The financial statements of the Operations for the period ended December 31, 2004 comprised of a profit and loss comparison, balance sheet and cash flow as previously provided to the Purchaser.

                                 SCHEDULE 3.2(B)

                          INTERIM FINANCIAL STATEMENTS

The financial statements of the Operations for the period ended July 31, 2005 comprised of a profit and loss comparison, balance sheet and cash flow as previously provided to the Purchaser.

                                 SCHEDULE 3.4(H)

                                     LEASES

1. Lease Agreement No. 100973 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

2. Foreshore Lease No. 101598 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

3. Foreshore Lease No. 108768 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

4. Foreshore Lease No. 111371 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

5. Foreshore Lease No. 105221 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

6. Foreshore Lease No.103818 between Her Majesty the Queen in Right of the Province of British Columbia and Canadian Forest Products Ltd.

7.   See:

     (a)  Leased Property - Schedule 1.1(ww)

     (b)  Equipment Leases - Schedule 1.1(jj)

                                 SCHEDULE 3.5(B)

                               MATERIAL CONTRACTS

FIBRE AND LOG AGREEMENTS

8. Howe Sound Pulp and Paper Limited Partnership - Log Supply Agreement dated March 10, 2001. [Note: To be terminated on the Closing Date]

9. Howe Sound Pulp and Paper Limited Partnership - Fibre Management Agreement dated March 10, 2001. [Note: To be terminated on the Closing Date]

10.  Fibre Exchange Contract between Interfor and CFP dated December 20, 1991

11. Sawlog and Pulp Fibre Purchase and Sale Agreement between Interfor and CFP dated August 1, 1996

12.  Chip Agreement Summary Letter between Interfor and CFP dated August 6, 1996

13.  Consent to Sale of Receivables between Interfor and CFP dated March 27,
     2000

14. Wood Waste / Chip Supply Agreement between Northland and CFP dated November 1, 2002

15.  Chip and Hogfuel Agreement between Mill & Timber Products Ltd. and CFP

                                 SCHEDULE 3.5(C)

                                   LITIGATION

LAND CLAIMS

Canadian courts have confirmed that Aboriginal title and rights may continue to exist in areas of British Columbia which are not covered by treaties, including areas where the Assets are located. Accordingly, Aboriginal groups have claimed Aboriginal title and rights over substantial portions of British Columbia, including areas where the Assets and the Division are situated and in which the Division operates. The effect of these claims on the Assets and the operation of the Division cannot be estimated at this time. Furthermore, the impact of decisions by Canadian courts regarding any duties of the government and provincial tenure holders to Aboriginal groups remains unclear. As a result, the scope of such duties (if any) and the effect on the Assets, the operations of the Division and/or the transactions contemplated by this Agreement of any failure by the government or a tenure holder to adequately consult with and accommodate an Aboriginal group in any particular circumstance remains unclear.

                                  SCHEDULE 3.6

                        FORESTRY REVITALISATION PROPOSALS

The Forestry Revitalization Proposal regarding Tree Farm Licence 37 and Forest Licence A19233 made by Canadian Forest Products Ltd. on July 21, 2005

                                  SCHEDULE 3.7

                            EMPLOYEE REPRESENTATIONS

1.   EMPLOYEES

     See attached

2.   UNIONIZATION AND CERTIFICATION

     See Schedule 1.1(t)

3. INDEPENDENT CONTRACTOR, CONSULTANT - AGENT EXCLUSIVELY OR PRIMARILY EMPLOYED BY OR ASSOCIATED WITH CANFOR

     None

4.   EMPLOYEE PLANS

A.   GROUP BENEFIT PLANS FOR SALARIED EMPLOYEES

1.   flexfit 2005 Credits and Pricing - salaried staff

2.   flexfit Canfor Corporation 2005 Enrolment Guide - salaried staff

3.   flexfit On-Line Resource Guide - salaried staff

4.   Manulife Policy No. GL 35292 - Employee/Spousal/Child Optional Life(1)

5.   Manulife Policy No. GL 35291-A-Salaried Employees Life(1)

6. American Home Policy No. PAI9028097A - Salaried Employees Accidental Death and Dismemberment

7.   Manulife Policy No. GH 35293 - Salaried Employees Long Term Disability(1)

8. Pacific Blue Cross Contract issued May 1, 2000 Salaried Employees Extended Health and Dental(1)

9. Pacific Blue Cross Health Spending Account Administration Agreement issued May 1, 2001(1)

----------

B.   PENSION PLAN FOR SALARIED STAFF

1. Canadian Forest Products Ltd. Salaried Pension Plan - Plan Text Restated January 1, 1999, with amendments

2. Trust Agreement between Canadian Forest Products Ltd. and Royal Trust Corporation of Canada, made effective 1988; amended 1989

3. pensionplus booklet for Retirement Plan for Salaried Employees of Canadian Forest Products Ltd. and Howe Sound Pulp and Paper Limited Partnership

C.   PENSION PLANS FOR DESIGNATED STAFF

1. Canadian Forest Products Ltd. Designated Salaried Pension Plan, with amendments

2. Trust Agreement between Canadian Forest Products Ltd. and Royal Trust Corporation of Canada, made effective 1987

3. Supplementary Executive Pension Plan for Designated Employees of Canadian Forest Products Ltd. and Certain Affiliated Companies

4.   Retirement Compensation Arrangement Trust Agreement made December 12, 1990

D.   EMPLOYEE SHARE PURCHASE PLAN

1. Canfor Share Purchase Plan for Employees of Canadian Forest Products Ltd. in Canada March, 1999 - Revised June 15, 1999

2. Employee Share Purchase Plan Trust Agreement for Share Purchase Plan made as of June 16, 1999

3.   Summary of Employee Share Purchase Plan April 2004

4.   Memo Re. Revised Share Purchase and Withdrawal Procedures April, 2005

E.   INCENTIVE PLANS

1.   Canfor Salary Incentive Plan (10%)

2.   Canfor Salary Incentive Plan (15%)

F.   POST-RETIREMENT BENEFITS

1. Dental Coverage Contract - Pacific Blue Cross; Issued April 29, 1999 with amendment

2. Extended Health Coverage Contract for salaried retirees - Pacific Blue Cross with amendment

3. Draft Group Benefits Booklet - Canadian Forest Products Ltd. Salaried Retirees Group

G.   PENSION AND BENEFIT PLANS FOR UNION EMPLOYEES

1. Pacific Blue Cross Contract issued July 19, 1985 - Hourly Employees Extended Health

H.   OTHER BENEFITS

1.   Employee and Family Assistance Program - Interlock Brochure

2. Management Policy Re. Educational and Training Courses - All Employees, effective date March 7, 2001

3. Management Policy Re. Leaves of Absence for Employees not within a Recognized Bargaining Agency - All Canadian Operations, effective date August 29, 1994

4. Management Policy Re. Pregnancy and Parental Leave - All Canadian Operations, revised date July 1, 2001

5. Management Policy Re. Salaried Employee Wellness - All Operations, revised date October 1, 2003

6. Management Policy Re. Payments and Other than by the Company to Employees for Work Performed During Normal Working Hours - All Operations, effective date August 29, 1994

7. Management Policy Re. Sales to Employees - All Operations, effective date Feb. 1, 2000

8. Management Policy Re. Twenty-Five Year Service Awards - All Operations, effective date May 9, 1996

9. Management Policy Re. Retirement Age and Pre-Retirement Information - All Operations, effective date February 12, 1992

10. Management Policy Re. Moving Expenses and Relocation Allowances for Salaried Employees, effective date January 1, 2004

11. Management Policy Re. Club Memberships, Association Memberships and Professional Dues - All Operations, effective date January 1, 2002

12.  Management Policy Re. Payment of Overtime to Non-exempt Salaried Employees
     - All Operations, effective date December 1, 2003

13. Management Manual Re. Loans to Employees for Purchase of Personal Data Processing Equipment - Revision 6, dated November 26, 2004

14. Management Manual Re. Company Provided Passenger Vehicles. Revision #14, dated July 1, 2005

15. Medical Travel Benefit for Hourly Employees administered by Pacific Blue Cross (Provides up to $800 per contract year up to $1,065 over term of collective agreement - no document available)

(1) Salaried employee group benefits coverage moved to Sun Life Financial effective May 1, 2005. Sun Life is providing benefits substantially the same terms and conditions as are documented in the outgoing Manulife and Pacific Blue Cross policies. The new Sun Life policy number is [redacted]. However, this contract and its terms has not yet been issued. The health spending account is covered under the same policy.

Sun Life Financial has not prepared underwriting agreements at this point. However, provided below is a summary of the arrangements that Sun Life has agreed to:

Benefit                  Underwriting
-------                  ------------
Life                     Refund, no pooling
Long Term Disability     Refund.  Monthly benefit payments to individuals are
                         pooled above the $[redacted] level
Sick Leave               Self-Insured, self-administered (salary continuance
                         format)
Extended Health          Self-Insured. Annual cumulative claims per individual
                         in excess of $[redacted] are pooled
Medical Travel Benefit   Same as Extended Health
Dental                   Fully Self-Insured.

5.   MATERIAL GRIEVANCES

     [redacted] grievance. Employee grieved Canfor not calling him out on weekends to provide first aid coverage for contractors. Issue as to whether proper notice given and whether first aid coverage can be eliminated when only contractors working. [redacted]

                            [Employee List Redacted]

                                  SCHEDULE 3.8

                          ENVIRONMENTAL REPRESENTATIONS

KNOWN CONTAMINATIONS

1. Hydrocarbon Contamination at the Beaver Cove Dryland Sort in Beaver Cove, B.C. as Described in the Pottinger Gaherty Environmental Consultants Ltd. reports entitled "Screening Level Sediment Investigation Letter Report" dated July 30, 2003, and "Receiving Water Monitoring Report" dated February 24, 2004.

2.   DISPOSAL, TREATMENT AND STORAGE

     None.

3.   NOTICES

     None.

4.   SPECIFIC CONTAMINANTS

     None.

5.   ENVIRONMENTAL REPORTS RELATING TO KNOWN CONTAMINATION

     (a) Pottinger Gaherty Environmental Consultants Ltd. "Screening Level Sediment Investigation Letter Report" dated July 30, 2003

     (b) Pottinger Gaherty Environmental Consultants Ltd. "Receiving Water Monitoring Report" Dated February 24, 2004

     (c)  ISO 14001 and CSA Z809 Assessment Reports dated as follow:

          May 13, 2004

          November 6, 2002

          February 13, 2002

          February 15, 2001

          July 14, 2000 (with nonconformance notes)

          October 21, 1999

     (d)  Environmental Report Forms dated as follows:

          January 16, 2003

          April 15, 2003

          October 26, 2004

          October 26, 2004

          April 19, 2004

          April 2, 2004

          March 1, 2005

          May 30, 2005

          August 15, 2002

          November 14, 2002

     (e) 2005 Internal FMS Audit, Coast Operations, Inglewood DFA (TFL 37) dated April 22, 2005 and April 30, 2004

     (F) Canfor Fibre Management Group Coastal Operations EMS audit dated April 13, 2004

                                 SCHEDULE 4.1(D)

                            PURCHASER AUTHORIZATIONS

1.   The Required Approvals on Schedule 1.1(aaaa).

                                  SCHEDULE 10.5

                              BILL 28 COMPENSATION

Definitions for Schedule 10.5:

     (a)  "ACT" means the Forestry Revitalization Act, S.B.C. 2003, c.17;

     (b)  "BILL 28 EXCLUDED ASSETS" means any of the following:

          (i)  [redacted]

          (ii) [redacted]

          (iii) [redacted]

          [redacted]

     (c) "ORDER" means an order of the minister effecting a Reduction under the Act; and

     (d) "LEGISLATION" means the Forest Act R.S.B.C. 1996, c.157, the Forest and Range Practices Act S.B.C. 2002, c.69 and the regulations made thereunder.

                                 (CAPTION: MAP)

                                  SCHEDULE 11.6

                          PROCEDURE FOR INDEMNIFICATION

All claims for indemnification contemplated under this Agreement shall be conducted in accordance with the following rules and procedures:

1. Initial Procedure for Original Claims - Following receipt of notice of an Original Claim from the Claimant, the Respondent shall have thirty (30) days to make such investigation of the Original Claim as the Respondent considers necessary or desirable. For the purposes of such investigation, the Claimant shall make available to the Respondent the information relied upon by the Claimant to substantiate the Original Claim.

2. Original Claims - If the Claimant and the Respondent agree at or prior to the expiration of the thirty (30) day period referred to in section 1 (or any mutually agreed upon extension thereof) to the validity and amount of the Original Claim, the Respondent shall immediately pay to the Claimant the full agreed upon amount of the Original Claim. If the Claimant and the Respondent do not agree within such period (or any mutually agreed upon extension thereof), and the Claimant does not commence Legal Proceedings to enforce the Original Claim within a further 10 day period, then the Respondent and the Claimant agree that the dispute shall be submitted to arbitration before a single arbitrator pursuant to the Commercial Arbitration Act (British Columbia). Such dispute shall not be made the subject matter of an action in a court of law or equity by either the Respondent or the Claimant unless the dispute has first been submitted to arbitration and finally determined in accordance with the rules of the British Columbia International Arbitration Centre. Any such action commenced thereafter shall only be for judgment in accordance with the decision of the arbitrator and the costs incidental to the action. In any such action the decision of the arbitrator shall be conclusively deemed to determine the rights and liabilities as between the parties to the arbitration in respect of the matter in dispute.

3. Third Party Claims - With respect to any Third Party Claim, the Respondent shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim and, in such event, the Respondent shall reimburse the Claimant for all of the Claimant's out-of-pocket expenses as a result of such participation or assumption. If the Respondent elects to assume such control, the Claimant shall cooperate with the Respondent, shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Respondent and the Claimant, acting reasonably, shall be retained by the claimant. If the Respondent, having elected to assume such control, thereafter fails to defend any such Third Party Claim within a reasonable time, the Claimant shall be entitled to reassume such control and the Respondent shall be bound by the results obtained by the Claimant with respect to such Third Party Claim.

4. Additional Rules and Procedures - The obligations of the parties to indemnify each other pursuant to Article 11 shall also be subject to the following additional rules and procedures:

          (i) in the event that any Third Party Claim is of a nature such that the Claimant is required by Applicable Laws (supported by an opinion of legal counsel reasonably acceptable to the Respondent, acting reasonably and addressed to both the Claimant and the Respondent) to make a payment to any Third Party with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Claimant may make such payment and the Respondent shall, forthwith after demand by the Claimant, reimburse the Claimant for any such payment. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Respondent to the Claimant, the Claimant shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Respondent;

          (ii) except in the circumstance contemplated by subsection 4(i) above, and whether or not the Respondent assumes control of the negotiation, settlement or defence of any Third Party Claim, the Claimant shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Respondent (which consent shall not be unreasonably withheld);

          (iii) the Claimant shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Respondent notice thereof and an opportunity to contest such Third Party Claim; and

          (iv) the Purchaser and the Vendor shall cooperate fully with each other with respect to all Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Third Party Claim with his counterparts and with counsel at all reasonable times.